DirectEdge

EDGA Exchange, Inc.
Amendment I to Form 1 Application and Exhibits

Everybody Needs
Some Edge

10-194

[redacted]

09052569

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/30/09	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGA Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   545 Washington Boulevard, 6th Floor, Jersey City, NJ 07310
3. Provide the applicant's mailing address (if different):

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2009
DIVISION OF MARKET REGULATION

4. Provide the applicant's business telephone and facsimile number:
   201-942-8200 (Telephone) 201-557-8019 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   William O'Brien (Name) CEO (Title) 201-942-8201 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Eric Hess, General Counsel
   545 Washington Boulevard, 6th Floor
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31,
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 03/09/09 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/30/09 (MM/DD/YY) EDGA Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Eric Hess, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 30th day of July (Month), 2009 (Year) by Rowena B Basalatan (Notary Public)

My Commission expires 08/05/13 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EDGA Exchange, Inc.

Amendment Number 1
to
Form 1 Application and Exhibits

EDGA Exchange, Inc.
545 Washington Boulevard, 6th Floor
Jersey City, New Jersey 07310

July 30, 2009

VIA OVERNIGHT COURIER

James Brigagliano
Deputy Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0001

Re: EDGA Exchange, Inc.
Amendment Number 1 to Form 1 Application

Dear Mr. Brigagliano:

On May 7, 2009, EDGA Exchange, Inc. ("EDGA Exchange") filed its Form 1 application to register as a national securities exchange ("Form 1") pursuant to Section 6 of the Securities Exchange Act of 1934. On behalf of EDGA Exchange, enclosed for official filing please find an original and two copies of the first Amendment to the Form 1 (the "Amendment"). Specifically, EDGA Exchange is filing a Form 1 Execution Page and amendments to the following documents in the Exhibits B, C, and D as indicated below:

1. The "Proposed Rules of EDGA Exchange, Inc." in Exhibit B of the Form 1, to address comments received from SEC staff following the initial filing of the Form 1, as well as updates and revisions to EDGA Exchange's Clearly Erroneous Trading rules to comport with those filed by other registered national securities exchanges.

2. The "Maple Merger Sub, LLC Agreement" in Exhibit C of the Form 1, to replace with the version currently in effect.

3. With respect to discussion of "Indirect Foreign Affiliates" of EDGA Exchange in Exhibit C of the Form I:

    a. Inclusion of an organization chart reflecting the high level relationship of the Direct Edge Holding LLC's affiliates and the Foreign Indirect Affiliates; and

b. Modified organization charts depicting Foreign Indirect Affiliates to more clearly denote Foreign Indirect Affiliates.

4. The 2007 financials for Deutsche Borse, ISE LLC, ISE Holdings, SIX Group, and SIX Swiss Exchange AG in Exhibit D of the Form I, replacing 2008 financials for the same companies.

The new version of the above documents should be substituted for the versions filed on May 7, 2009 when the Form 1 is posted on the SEC's website for public comment. Except for the documents listed above, no other documents in either Exhibits B, C, or D will be changed at this time. For the convenience of your staff, we will also update the .ftp site we had previously set up with electronic versions of each of the documents described above. For ease of reference, the link is ftp://ftp.directedge.com (User: SEC; Password: Directedge).

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Eric W. Hess, Esq.
Secretary and General Counsel

Enclosures

cc: Hon. Mary Schapiro, Chairman (w/o enclosures)
Hon. Luis A. Aguilar, Commissioner (w/o enclosures)
Hon. Kathleen L. Casey, Commissioner (w/o enclosures)
Hon. Troy A. Parades, Commissioner (w/o enclosures)
Hon. Elisse B. Walter, Commissioner (w/o enclosures)
David Shillman, Associate Director (w/o enclosures)
David Hsu, Senior Special Counsel
William O'Brien, Direct Edge

The Form 1 application is amended as set forth in this Amendment No. 1. The Form I application is not being modified in any respect other than to the extent set forth below.

Amendments to Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Amendments from prior response:

1. Proposed Rules of EDGA Exchange, Inc.

Amendments to Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Amendments from prior response:

J. ISE Ventures, LLC

6. *Copy of the constitution*: N/A

L. Maple Merger Sub, LLC

8. *Copy of existing by-laws:* Limited Liability Company Operating Agreement of Maple Merger Sub, LLC, dated August 22, 2008.

R. Other Indirect Foreign Affiliates

As noted above, the parent ownership structure of U.S. Exchange Holdings, Inc. is comprised entirely of foreign entities (the "Foreign Direct Affiliates"), which in turn own interests, either directly or indirectly, in excess of 25 percent in a large number of other foreign entities (such Foreign Direct Affiliate owned entities, collectively the "Foreign Indirect Affiliates").

The organizational chart of Affiliates owned by Deutsche Börse AG is attached and has been amended to identify Indirect Foreign Affiliates.

The below entities are owned, directly or indirectly, by SIX Group AG. Except for the entities referenced above, none of the entities are in the direct chain of ownership extending down to the Applicant. The list below has been amended to identify Indirect Foreign Affiliates by an asterisk.

Company number	**Company name**	**Mother company**	**Mother company participation**
Fully Consolidated Participations			
C0001	SIX Group AG		
C0002	SIX Management AG*	C0001	100.00
C0003	Telekurs Holding AG*	C0001	100.00
C0004	SIX Swiss Exchange AG	C0001	100.00
C0005	SWX UK Branch*	C0004 (branch)	100.00
C0006	SIX Exfeed AG*	C0001	100.00
C0007	New Soffex AG*	C0004	100.00
C0009	SWX Europe Holdings Ltd.*	C0004	100.00
C0010	SWX Europe Ltd.*	C0009	100.00
C0011	virt-x Subsidiary No1 Ltd.*	C0009	100.00
C0012	virt-x (LPS)Ltd.*	C0009	100.00
C0013	virt-x SARL*	C0009	100.00
C0015	SIX Securities Group AG*	C0001	100.00
C0016	SIX SIS AG*	C0015	100.00
C0017	SIX SIS Nominee U.K. AG*	C0016	100.00
C0018	SIX x-clear AG*	C0015	100.00
C0019	SIX SAG AG*	C0015	100.00
C0020	SIX Systems AG*	C0015	100.00
C0021	SIX Telekurs AG*	C0003	100.00
C0022	Rolotec AG*	C0003	75.00
C0023	SIX Telekurs (Deutschland) GmbH*	C0003	100.00
C0024	SIX Telekurs (Luxembourg) SA*	C0003	100.00
C0025	Telekurs (France) SAS*	C0003	100.00
C0026	SIX Telekurs (Nederland) B.V.*	C0003	100.00
C0027	SIX Telekurs (Italia) s.r.l.*	C0003	100.00
C0028	SIX Telekurs (UK) Ltd*	C0003	100.00
C0029	SIX Telekurs USA Inc*	C0003	100.00
C0030	SIX Telekurs (Japan) Ltd*	C0003	100.00
C0032	SIX Telekurs Singapore Pte Ltd*	C0003	100.00
C0033	SIX Telekurs France SA*	C0025	100.00

C0034	Europerformance*	C0033	94.43
C0035	Six Telekurs España SA*	C0033	100.00
C0036	Fininfo Limited*	C0033	100.00
C0037	Fininfo Monaco SAM*	C0033	99.98
C0038	Fininfo MENA*	C0033	54.96
C0039	Netaccess*	C0038	100.00
C0040	La Cote Bleue*	C0033	100.00
C0042	Ecovision Finansanalys AB*	C0046	100.00
C0043	SIX Finland Oy AB*	C0053	100.00
C0044	Ecovision Newmedia AB*	C0046	100.00
C0046	Six Sverige AB*	C0052	100.00
C0047	SIX Finansinformation AB*	C0053	100.00
C0048	SIX Norge AS*	C0047	100.00
C0049	SIX Finansinformation A/S*	C0047	100.00
C0050	Code Sense AB*	C0047	100.00
C0051	Svensk Börseninformation AB*	C0046	100.00
C0052	Six Holding AB*	C0047	100.00
C0053	SIX AB (publ)*	C0074	100.00
C0054	SIX Multipay AG*	C0003	100.00
C0055	SIX Multi Solutions*	C0003	100.00
C0056	SIX Card Solutions*	C0003	100.00
C0057	SIX Paynet AG*	C0003	100.00
C0058	PayNet International AG*	C0003	100.00
C0059	Telekurs Card Services SA*	C0003	100.00
C0060	Swisskey AG*	C0003	100.00
C0062	SIX Card Solutions GmbH*	C0056	100.00
C0063	SIX Card Solutions Luxembourg S.A.*	C0003	100.00
C0064	SIX Card Solutions Sweden AB*	C0063	100.00
C0065	SIX Card Solutions Payment Gmbh*	C0063	100.00
C0066	SIX Card Solutions UK Ltd*	C0063	100.00
C0067	SIX Card Solutions USA Corp*	C0063	100.00
C0068	SIX Group Services AG*	C0003	100.00
C0069	SIX Interbank Clearing AG*	C0003	75.00
C0070	SIX Telekurs Belgium SA*	C0024	100.00
C0071	Ecovision Sverige AB*	C0046	100.00
C0072	Nyhetsbyrån Ticker*	C0046	100.00
C0073	Ecovision AB*	C0053	100.00
C0074	Telekurs Sweden AB*	C0003	100.00
C0075	SIX Swiss Infrastructure & Exchange AG*	C0001	100.00
C0076	SIX Pay S.A.*	C0001	100.00
C0077	CETREL S.A.*	C0001	50.00
C0078	CETREL Ré S.A.*	C0077	100.00
C0079	CETREL Securities S.A.*	C0077	100.00
C0080	C6 Ré S.A.*	C0077	100.00
C0081	FS-B S.à.r.l.*	C0077	100.00
C0082	FS-T S.à.r.l.*	C0077	100.00
<u>Equity Participant</u>			
A0001	STOXX AG*	C0001	33.33

A0002	Swiss Fund Data AG*	C0004	29.40
A0003	Börsen-Informations AG*	C0004	33.33
A0004	Eurex Zürich AG	C0004	50.00
A0005	Scoach Holding SA*	C0001	49.99
A0006	AccuMatch AG*	C0015	70.00
A0009	SECB Swiss Euro Clearing Bank GmbH*	C0003	25.00
Non Consolidated			
U0001	European Energy Exchange AG*	A0004	34.73
U0002	Eurex Frankfurt AG	A0004	100.00
U0003	Eurex Clearing AG*	U0002	100.00
U0004	Eurex Bonds GmbH*	U0002	79.44
U0005	Eurex Repo GmbH*	U0002	100.00
U0006	Eurex Services GmbH*	U0002	100.00
U0016	Scoach Europa AG*	A0005	100.00
U0017	Scoach Schweiz AG*	A0005	100.00
U0019	BSP Regional Energy Exchange LLC*	A0004	49.00
U0020	European Energy Exchange Power Spot GmbH*	U0001	100.00
U0021	EEX Derivatives Power GmbH*	U0001	100.00
U0022	European Commodity Clearing AG*	U0001	99.99
U0023	EPEX Spot S.E.*	U0001	50.00

The above is summarized in an abbreviated organizational chart of Affiliates owned by SIX Group AG as attached. The amended abbreviated organizational chart identifies Foreign Indirect Affiliates.

Exhibit D:

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

1. The financials of Deutsche Börse AG are submitted in response to this Exhibit D.

8. The financials of International Securities Exchange Holdings, Inc. are submitted in response to Exhibit D.

9. The financials of International Securities Exchange, LLC are submitted in response to Exhibit D.

13. The financials of SIX Group AG are submitted in response to Exhibit D.

14. The financials of SIX Swiss Exchange AG are submitted in response to Exhibit D.

Exhibit E: Proposed Operation of EDGA Exchange

Exhibit Request:

Describe the manner of operation of the System. This description should include the following:

1. **The means of access to the System.**
2. **Procedures governing entry and display of quotations and orders in the System.**
3. **Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.**
4. **Proposed fees.**
5. **Procedures for ensuring compliance with System usage guidelines.**
6. **The hours of operation of the System, and the date on which applicant intends to commence operation of the System.**
7. **Attach a copy of the users' manual.**

8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Amendments from prior response:

H. Hours of Operation (#6)

The Exchange proposes to operate Monday to Friday from 8:00 a.m. Eastern Time to 8:00 p.m. Eastern Time, or during any other day or time approved by the Board of Directors of the Exchange.

Exhibit B - EDGA
Proposed Rules

EDGA EXCHANGE, INC.

RULES OF EDGA EXCHANGE, INC.

TABLE OF CONTENTS

CHAPTER I. ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1. Adoption of Exchange Rules

The following Exchange Rules are adopted pursuant to Article III, Section 1 and Article X, Section 1 of the By-Laws of the Exchange.

Rule 1.2. Interpretation

Exchange Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3. Applicability

Exchange Rules shall apply to all Members and persons associated with a Member.

Rule 1.4. Effective Time

All Exchange Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Exchange or provided elsewhere in these Rules.

Rule 1.5. Definitions

Unless the context otherwise requires, for all purposes of these Exchange Rules, terms used in Exchange Rules shall have the meaning assigned in Article I of the Exchange's By-Laws or as set forth below:

(a) Act

The term "Act" or "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(b) Adverse Action

The term "adverse action" shall mean any action taken by the Exchange which affects adversely the rights of any Member, applicant for membership, or any person associated with a Member (including the denial of membership and the barring of any person from becoming associated with a Member) and any prohibition or limitation by the Exchange imposed on any person with respect to access to services offered by the Exchange, or a Member thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the By-Laws or Exchange Rules or any interpretation thereof or resolution or order of the Board or appropriate Exchange committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in Chapter VIII of the Exchange Rules.

(c) Authorized Trader

The term "Authorized Trader" or "AT" shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange's trading facilities on behalf of his or her Member or Sponsored Participant.

(d) EDGA Book

The term "EDGA Book" shall mean the System's electronic file of orders.

(e) Board and Board of Directors

The terms "Board" and "Board of Directors" shall mean the Board of Directors of the Exchange.

(f) Broker

The term "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(g) Commission

The term "Commission" shall mean the Securities and Exchange Commission.

(h) Dealer

The term "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) Designated Self-Regulatory Organization

The term "designated self-regulatory organization" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance by Members with Exchange Rules.

(j) Exchange

The term "Exchange" shall mean EDGA EXCHANGE, Inc., a registered national securities exchange.

(k) Industry Member

The term "Industry Member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and revenues for such services constitute 20 percent or more of the professional revenues received by such member or 20 percent or more of the gross revenues received by such member's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by such member or 20 percent or more of the gross revenues received by such member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Exchange or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(l) Member

The term "Member" shall mean any registered broker or dealer, or any person associated with a registered broker or dealer, that has been admitted to membership in the Exchange. A Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(m) NBB, NBO and NBBO

The term "NBB" shall mean the national best bid, the term "NBO" shall mean the national best offer, and the term "NBBO" shall mean the national best bid or offer.

(n) Person

The term "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(o) Person Associated with a Member

The terms "person associated with a Member" or "associated person of a Member" means any partner, officer, director, or branch manager of a Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Member, or any employee of such Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

(p) Post-Closing Session

The term "Post-Closing Session" shall mean the time between 4:00 p.m. and 5:00 p.m. Eastern Time.

(q) Pre-Opening Session

The term "Pre-Opening Session" shall mean the time between 8:00 a.m. and 9:30 a.m. Eastern Time.

(r) Protected NBB, Protected NBO and Protected NBBO

The term "Protected NBB" shall mean the national best bid that is a Protected Quotation, the term "Protected NBO" shall mean the national best offer that is a Protected Quotation, and the term "Protected NBBO" shall mean the national best bid or offer that is a Protected Quotation.

(s) Protected Bid, Protected Offer and Protected Quotation

The term "Protected Bid" or "Protected Offer" shall mean a bid or offer in a stock that is (i) displayed by an automated trading center; (ii) disseminated pursuant to an effective national market system plan; and (iii) an automated quotation that is the best bid or best offer of a national securities exchange or association. The term "Protected Quotation" shall mean a quotation that is a Protected Bid or Protected Offer.

(t) Qualified Clearing Agency

The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Act that is deemed qualified by the Exchange.

(u) Registered Broker or Dealer

The term "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(v) Regular Trading Hours

The term "Regular Trading Hours" means the time between 9:30 a.m. and 4:00 p.m. Eastern Time.

(w) Sponsored Participant

The term "Sponsored Participant" shall mean a person which has entered into a sponsorship arrangement with a Sponsoring Member pursuant to Rule 11.3.

(x) Sponsoring Member

The term "Sponsoring Member" shall mean a Member that is a registered broker-dealer and that has been designated by a Sponsored Participant to execute, clear and settle transactions resulting from the System. The Sponsoring Member shall be either (i) a clearing firm with membership in a clearing agency registered with the Commission that maintains facilities through which transactions may be cleared or (ii) a correspondent firm with a clearing arrangement with any such clearing firm.

(y) Statutory Disqualification

The term "statutory disqualification" shall mean any statutory disqualification as defined in Section 3(a)(39) of the Act.

(z) System

The term "System" shall mean the electronic communications and trading facility designated by the Board through which securities orders of Users are consolidated for ranking, execution and, when applicable, routing away.

(aa) Top of Book

The term "Top of Book" shall mean the best-ranked order to buy (or sell) in the EDGA Book as ranked pursuant to Rule 11.8.

(bb) User

The term "User" shall mean any Member or Sponsored Participant who is authorized to obtain access to the System pursuant to Rule 11.3.

(cc) UTP Security

The term "UTP Security" shall mean any security that is not listed on the Exchange but is traded on the Exchange pursuant to unlisted trading privileges.

CHAPTER II. MEMBERS OF THE EXCHANGE

Rule 2.1. Rights, Privileges and Duties of Members

Unless otherwise provided in the Exchange Rules or the By-Laws of the Exchange, each Member shall have the rights, privileges and duties of any other Member.

Rule 2.2. Obligations of Members and the Exchange

In addition to all other obligations imposed by the Exchange in its By-Laws or the Exchange Rules, all Members, as a condition of effecting approved securities transactions on the Exchange's trading facilities, shall agree to be regulated by the Exchange and shall recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline Members and persons associated with Members for violations of the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

Rule 2.3. Member Eligibility

Except as hereinafter provided, any broker or dealer registered pursuant to Section 15 of the Act, that is and remains a member of another registered national securities exchange or association, or any person associated with such a registered broker or dealer, shall be eligible to be and to remain a Member. Membership may be granted to a sole proprietor, partnership, corporation, limited liability company or other organization or individual that has been approved by the Exchange.

Rule 2.4. Application Process and Waive-In

(a) Applicants for Exchange membership that are also simultaneously applying for membership with the Financial Industry Regulatory Authority ("FINRA") may file one application with FINRA in compliance with the FINRA Rule 1010 Series; however, the Exchange will not take action on the application for Exchange membership until the applicant is an active member of FINRA.

(b) For a temporary period beginning on the date the Exchange is approved by the SEC as a national securities exchange and ending 90 days after such date, an applicant that is an active member of FINRA or a registered national securities exchange and is a current or former subscriber to the electronic communications network operated by Direct Edge ECN LLC shall have the option to:

(1) apply to become a Member, and

(2) apply to automatically register with Exchange all of its associated persons

(A) whose registrations are active at the time the Exchange is approved as a national securities exchange, and

(B) who are registered in categories recognized by the Exchange,

by submitting a waive-in application form as prescribed by the Exchange, including an agreement or agreements conforming with Rule 2.6(a)(1) through (a)(5). The Exchange may request additional documentation in addition to the waive-in application form in order to determine that a waive-in applicant meets the qualification standards set forth in Rule 2.5.

Rule 2.5. Restrictions

(a) No person may become a Member or continue as a Member in any capacity on the Exchange where:

(1) such person is other than a natural person and is not a registered broker or dealer;

(2) such person is a natural person who is not either a registered broker or dealer or associated with a registered broker or dealer;

(3) such person is subject to a statutory disqualification, except that a person may become a Member or continue as a Member where, pursuant to Rules 19d-1, 19d-2, 19d-3 and 19h-1 of the Act, the Commission has issued an order providing relief from such a disqualification and permitting such a person to become a Member; or

(4) such person is not a member of another registered national securities exchange or association.

(b) No natural person or registered broker or dealer shall be admitted as, or be entitled to continue as, a Member or an associated person of a Member, unless such natural person or broker or dealer meets the standards of training, experience and competence as the Exchange may prescribe. Each Member shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications and experience of any person applying for registration with the Exchange as an associated person of such Member.

(c) No registered broker or dealer shall be admitted as, or be entitled to continue as, a Member if such broker or dealer:

(1) fails to comply with either the financial responsibility requirements established by Rule 15c3-1 under the Act, or such other financial responsibility and operational capability requirements as may be established by the Exchange Rules;

(2) fails to adhere to the Exchange Rules relating to the maintenance of books and records or those rules of other self-regulatory organizations of which such broker or dealer is or was a Member;

(3) fails to demonstrate to the Exchange adequate systems capability, capacity, integrity and security necessary to conduct business on the Exchange;

(4) is not a member of a Qualified Clearing Agency, or does not clear transactions executed on the Exchange through another Member that is a member of a Qualified Clearing Agency;

(5) is subject to any unsatisfied liens, judgments or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months;

(6) has been subject to any bankruptcy proceeding, receivership or arrangement for the benefit of creditors within the past three years; or

(7) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory organization, or any member of a self-regulatory organization.

(d) No person shall be admitted as a Member or as an associated person of a Member where it appears that such person has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of trade.

(e) No person shall become an associated person of a Member unless such person agrees:

(1) to supply the Exchange with such information with respect to such person's relationships and dealings with the Member as may be specified by the Exchange;

(2) to permit examination of such person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(3) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the By-Laws, the interpretations and policies of the Exchange and the provisions of the Act and the regulations thereunder.

Interpretations and Policies

.01 The Exchange may require the successful completion of a written proficiency examination to enable it to examine and verify that prospective Members and associated persons of Members have adequate training, experience and competence to comply with the Exchange Rules and policies of the Exchange.

.02 If the Exchange requires the completion of such proficiency examinations, the Exchange may, in exceptional cases and where good cause is shown, waive such proficiency examinations as are required by the Exchange upon written request of the applicant and accept other standards as evidence of an applicant's qualifications. Advanced age, physical infirmity or experience in fields ancillary to the securities business will not individually of themselves constitute sufficient grounds to waive a proficiency examination.

.03 The Exchange requires the General Securities Representative Examination ("Series 7") in qualifying persons seeking registration as general securities representatives, including as Authorized Traders on behalf of Members. The Exchange uses the Uniform Application for Securities Industry Registration or Transfer ("Form U-4") as part of its procedure for registration and oversight of Member personnel.

.04 The Regulatory Element of the Continuing Education Requirement for Authorized Traders of Members.

(1) Requirements

No Member shall permit any Authorized Trader to continue to, and no Authorized Trader shall continue to, perform duties as an Authorized Trader on behalf of such Member unless such person has complied with the requirements of this Interpretation .04. Each Authorized Trader shall complete the Regulatory Element of the Continuing Education requirement (the "Regulatory Element") on the occurrence of their second registration anniversary date and every three years thereafter, or as otherwise prescribed by the Exchange. On each occasion, the Regulatory Element must be completed within 120 days after the Authorized Trader's registration anniversary date. A person's initial registration date, also known as the "base date," shall establish the cycle of anniversary dates for purposes of this Rule. The content of the Regulatory Element shall be determined by the Exchange and shall be appropriate to either the registered representative or principal status of persons subject to this Interpretation.

(2) Failure to Complete

Unless otherwise determined by the Exchange, any Authorized Traders who have not completed the Regulatory Element within the prescribed time frames will have their registrations deemed inactive until such time as such requirements have been satisfied. Any person whose registration has been deemed inactive under this Interpretation shall cease all activities as an Authorized Trader and is prohibited from performing any duties and functioning in any capacity requiring registration. A registration that is inactive for a period of two years will be administratively terminated. A person whose registration is so terminated may reactivate the registration only by reapplying for registration and meeting the qualification requirements of the applicable provisions of these Rules. The Exchange may, upon application and a showing of good cause, allow for additional time for a registered person to satisfy the Regulatory Element.

(3) Disciplinary Actions

Unless otherwise determined by the Exchange, an Authorized Trader will be required to re-satisfy the Regulatory Element in the event such person:

(A) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Act;

(B) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding; or

(C) is ordered as a sanction in a disciplinary action to retake the Regulatory Element by any securities governmental agency or self-regulatory organization.

The retaking of the Regulatory Element shall commence with participation within 120 days of the Authorized Trader becoming subject to the statutory disqualification, in the case of (A) above, or the disciplinary action becoming final, in the case of (B) and (C) above. The date of the disciplinary action shall be treated as such person's new base date with the Exchange.

(4) Reassociation in a Registered Capacity

Any Authorized Trader who has terminated association with a member and who has, within two years of the date of termination, become reassociated in a registered capacity with a member shall satisfy the Regulatory Element at such intervals that may apply (second anniversary and every three years thereafter) based on the initial registration anniversary date rather than based on the date of reassociation in a registered capacity.

Rule 2.6. Application Procedures for Membership or to become an Associated Person of a Member

(a) Applications for membership shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees and members of its Board and of any committee shall not be liable, except for willful malfeasance, to the applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board or any duly authorized committee.

(4) An agreement that, in cases where the applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only

in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00); provided, however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals.

(5) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or committee members such books and records as may be required to be maintained by the Commission or the Exchange Rules.

(6) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with a Member shall be made on Form U-4 and such other forms as the Exchange may prescribe, and shall be delivered to the Exchange in such manner as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be a Member.

(d) If the Exchange is not satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify the applicant of the grounds for denying the applicant. The Board on its own motion may reverse the determination that the applicant is not qualified for membership. If a majority of the Board specifically determines to reverse the determination to deny membership, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall grant membership to the applicant. An applicant who has been denied membership may appeal such decision under Chapter X of the Exchange Rules governing adverse action.

(e) In considering applications for membership, the Exchange shall adhere to the following procedures:

(1) Where an application is granted, the Exchange shall promptly notify the applicant.

(2) The applicant shall be afforded an opportunity to be heard on the denial of membership pursuant to Chapter X of the Exchange Rules governing adverse action.

(f) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for associated persons of a Member, the procedure set forth in this Chapter shall govern the processing of any such applications.

Rule 2.7. Revocation of Membership or Association with a Member

Members or associated persons of Members may effect approved securities transactions on the Exchange's trading facilities only so long as they possess all the qualifications set forth in the Exchange Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of a Member or an associated person of a Member, when the Exchange has reason to believe that a Member or associated person of a Member fails to meet such qualifications, the Exchange may act to revoke such person's membership or association. Such action shall be instituted under, and governed by, Chapters VII and VIII of the Exchange Rules and may be appealed under Chapter X of the Exchange Rules governing adverse action. In connection with any revocation of rights as a Member or voluntary termination of rights as a Member pursuant to Rule 2.8, the Member's membership in the Exchange shall be cancelled.

Rule 2.8. Voluntary Termination of Rights as a Member

A Member may voluntarily terminate its rights as a Member only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until 30 days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigation or disciplinary action brought against the Member has reached a final disposition; and (iv) any examination of such Member in process is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any time.

Rule 2.9. Dues, Assessments and Other Charges

The Exchange may prescribe such reasonable assessments, dues or other charges as it may, in its discretion, deem appropriate. Such assessments and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

Rule 2.10. Affiliation between Exchange and a Member

Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire or maintain an ownership interest in a Member. In addition, without the prior approval of the Commission, a Member shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. The term affiliate shall have the meaning specified in Rule 12b-2 under the Act. Nothing in this Rule 2.10 shall prohibit a Member or its affiliate from acquiring or holding an equity interest in Direct Edge Holdings LLC that is permitted by the ownership and voting limitations contained in the Operating Agreement and By-Laws of Direct Edge Holdings LLC. In addition, nothing in this Rule 2.10 shall prohibit a Member from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such Member or any officer, director, manager, managing member, partner or affiliate of such Member being or becoming either (a) a Director (as such term is defined in the By-Laws of the Exchange) pursuant to the By-Laws of the Exchange, or (b) a Director serving on the Board of Directors of Direct Edge Holdings LLC. In addition, nothing in this Rule 2.10 shall prohibit the Exchange from being an affiliate of Direct Edge ECN LLC or of EDGX Exchange, Inc.

Rule 2.11. Direct Edge ECN LLC as Outbound Router

(a) For so long as Direct Edge ECN LLC is affiliated with the Exchange and is providing outbound routing of orders from the Exchange to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communications networks or other brokers or dealers (collectively, "Trading Centers") (such function of Direct Edge ECN LLC is referred to as the "Outbound Router"), each of the Exchange and Direct Edge ECN LLC shall undertake as follows:

(1) The Exchange will regulate the Outbound Router function of Direct Edge ECN LLC as a facility (as defined in Section 3(a)(2) of the Act), subject to Section 6 of the Act. In particular, and without limitation, under the Act, the Exchange will be responsible for filing with the Commission rule changes and fees relating to the Direct Edge ECN LLC Outbound Router function and Direct Edge ECN LLC will be subject to exchange non-discrimination requirements.

(2) FINRA, a self-regulatory organization unaffiliated with the Exchange or any of its affiliates, will carry out oversight and enforcement responsibilities as the designated examining authority designated by the Commission pursuant to Rule 17d-1 of the Act with the responsibility for examining Direct Edge ECN LLC for compliance with applicable financial responsibility rules.

(3) A Member's use of Direct Edge ECN LLC to route orders to another Trading Center will be optional. Any Member that does not want to use Direct Edge ECN LLC may use other routers to route orders to other Trading Centers.

(4) Direct Edge ECN LLC will not engage in any business other than (a) its Outbound Router function, (b) its Inbound Router function as described in Rule 2.12, and (c) any other activities it may engage in as approved by the Commission.

(5) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and its facilities (including Direct Edge ECN LLC), and any other entity, including any affiliate of Direct Edge ECN LLC, and, if Direct Edge ECN LLC or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of Direct Edge ECN LLC or its affiliate that provides the other business activities and the routing services.

(b) The books, records, premises, officers, agents, directors and employees of Direct Edge ECN LLC as a facility of the Exchange shall be deemed to be the books, records, premises, officers, agents, directors and employees of the Exchange for purposes of, and subject to oversight pursuant to, the Act. The books and records of Direct Edge ECN LLC as a facility of the Exchange shall be subject at all times to inspection and copying by the Exchange and the Commission. Nothing in these Rules shall preclude officers, agents, directors or employees of the Exchange from also serving as officers, agents, directors and employees of Direct Edge ECN LLC.

Rule 2.12. Direct Edge ECN LLC as Inbound Router

(a) For so long as the Exchange is affiliated with EDGX Exchange, Inc., and Direct Edge ECN LLC in its capacity as a facility of the Exchange is utilized for the routing of orders from EDGX Exchange, Inc., to the Exchange, each of the Exchange and Direct Edge ECN LLC shall undertake as follows:

(1) The Exchange shall: (a) enter into a plan pursuant to Rule 17d-2 under the Exchange Act with a non-affiliated self-regulatory organization to relieve the Exchange of regulatory responsibilities for Direct Edge ECN LLC with respect to rules that are common rules between the Exchange and the SRO, and (b) enter into a regulatory services contract with a non-affiliated SRO to perform regulatory responsibilities for Direct Edge ECN LLC for unique Exchange rules.

(2) The regulatory services contract in paragraph 2.12(a)(1) shall require the Exchange to provide the non-affiliated self-regulatory organization with information, in an easily accessible manner, regarding all exception reports, alerts, complaints, trading errors, cancellations, investigations, and enforcement matters (collectively, "Exceptions") in which Direct Edge ECN LLC is identified as a participant that has potentially violated Exchange or SEC rules, and shall require that the non-affiliated self-regulatory organization provide a report to the Exchange quantifying all exception reports, alerts, complaints, trading errors, cancellations, investigations and enforcement matters on not less than a quarterly basis.

(3) The Exchange, on behalf of Direct Edge Holdings LLC, shall establish and maintain procedures and internal controls reasonably designed to ensure that Direct Edge ECN LLC does not develop or implement changes to its systems on the basis of nonpublic information obtained as a result of its affiliation with the Exchange until such information is available generally to similarly situated members of the Exchange in connection with the provision of inbound order routing to the Exchange.

(b) Provided the above conditions are complied with, and provided further that Direct Edge ECN LLC operates as an outbound router on behalf of EDGX Exchange, Inc., on the same terms and conditions as it does for the Exchange, and in accordance with the rules of EDGX Exchange, Inc., Direct Edge ECN LLC may provide inbound routing services to the Exchange from EDGX Exchange, Inc., for a Pilot Period ending [DATE-twelve months from the date of launch].

CHAPTER III. RULES OF FAIR PRACTICE

Rule 3.1. Business Conduct of Members

A Member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3.2. Violations Prohibited

No Member shall engage in conduct in violation of the Act, the rules or regulations thereunder, the By-Laws, Exchange Rules or any policy or written interpretation of the By-Laws or Exchange Rules by the Board or an appropriate Exchange committee. Every Member shall so supervise persons associated with the Member as to assure compliance with those requirements.

Rule 3.3. Use of Fraudulent Devices

No Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

Rule 3.4. False Statements

No Member or applicant for membership, or person associated with a Member or applicant, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Member or person associated with a Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated self-regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Rule 3.5. Advertising Practices

(a) No Member, directly or indirectly, in connection with the purchase or sale of any security that has listed or unlisted trading privileges on the Exchange, shall publish, circulate or distribute any advertisement, sales literature or market letter or make oral statements or presentations which the Member knows, or in the exercise of reasonable care should know, contain any untrue statement of material fact or which is otherwise false or misleading. Exaggerated or misleading statements or claims are prohibited.

(b) Advertisements, sales literature and market letters shall contain the name of the Member, the person or firm preparing the material, if other than the Member, and the date on which it was first published, circulated or distributed (except that in advertisements only the name of the Member need be stated).

(c) No cautionary statements or caveats, often called hedge clauses, may be used if they could mislead the reader or are inconsistent with the content of the material.

(d) Each item of advertising and sales literature and each market letter shall be approved by signature or initial, prior to use, by an officer, partner or other official the Member has designated to supervise all such matters.

(e) A separate file of all advertisements, sales literature and market letters, including the names of the persons who prepared them and/or approved their use, shall be maintained by the Member for a period of three years from the date of each use (for the first two years in a place readily accessible to examination or spot checks). Each Member shall file with the Exchange, or the designated self-regulatory organization for such Member, within five business days after initial use, each advertisement (i.e., any material for use in any newspaper or magazine or other public media or by radio, telephone, recording, motion picture or television, except tombstone advertisements), unless such advertisement may be published under the rules of another self-regulatory organization regulating the Member under the Act.

(f) Testimonial material based on experience with the Member or concerning any advice, analysis, report or other investment related service rendered by the Member must make clear that such testimony is not necessarily indicative of future performance or results obtained by others. Testimonials also shall state whether any compensation has been paid to the maker, directly or indirectly, and if the material implies special experience or expert opinion, the qualifications of the maker of the testimonial should be given.

(g) Any statement to the effect that a report or analysis or other service will be furnished free or without any charge shall not be made unless such report or analysis or other service actually is or will be furnished entirely free and without condition or obligation.

(h) No claim or implication may be made for research or other facilities beyond those which the Member actually possesses or has reasonable capacity to provide.

Rule 3.6. Fair Dealing with Customers

All Members have a fundamental responsibility for fair dealing with their customers. Practices which do not represent fair dealing include, but are not limited to, the following:

(a) Recommending speculative securities to customers without knowledge of or an attempt to obtain information concerning the customers' other securities holdings, their financial situation and other necessary data. This prohibition has particular application to high pressure telephonic sales campaigns;

(b) Excessive activity in customer accounts (churning or overtrading) in relation to the objectives and financial situation of the customer;

(c) Establishment of fictitious accounts in order to execute transactions which otherwise would be prohibited or which are contrary to the Member's policies.

(d) Causing the execution of transactions which are unauthorized by customers or the sending of confirmations in order to cause customers to accept transactions not actually agreed upon;

(e) Unauthorized use or borrowing of customer funds or securities; and

(f) Recommending the purchase of securities or the continuing purchase of securities in amounts which are inconsistent with the reasonable expectation that the customer has the financial ability to meet such a commitment.

Interpretations and Policies

.01 Members who handle customer orders on the Exchange shall establish and enforce objective standards to ensure queuing and executing of customer orders in a fair and equitable manner.

Rule 3.7. Recommendations to Customers

(a) In recommending to a customer the purchase, sale or exchange of any security, a Member shall have reasonable grounds for believing that the recommendation is suitable for such customer upon the basis of the facts disclosed by such customer, after reasonable inquiry by the Member, as to the customer's other securities holdings and as to the customer's financial situation and needs.

(b) A Member may use material referring to past recommendations if it sets forth all recommendations as to the same type, kind, grade or classification of securities made by the Member within the last year. Longer periods of years may be covered if they are consecutive and include the most recent year. Such material must also name each security recommended and give the date and nature of each recommendation (e.g., whether to buy or sell), the price at the time of the recommendation, the price at which, or the price within which, the recommendation was to be acted upon, and the fact that the period was one of generally falling or rising markets, if such was the case.

Interpretations and Policies

.01 Recommendations made in connection with products listed pursuant to Chapter XIV, if applicable, shall comply with the provisions of (a) above. No Member shall recommend to a customer a transaction in any such product unless the Member has a reasonable basis for believing at the time of making the recommendation that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks of the recommended transaction and is financially able to bear the risks of the recommended position.

Rule 3.8. The Prompt Receipt and Delivery of Securities

(a) Purchases. No Member may accept a customer's purchase order for any security until it has first ascertained that the customer placing the order or its agent agrees to receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) Sales. No Member shall execute a sale order for any customer or for its own account in any security unless such sale complies with the applicable provisions of the Act, including Regulation SHO.

Rule 3.9. Charges for Services Performed

A Member's charges, if any, for services performed (including miscellaneous services such as collection of moneys due for principal, dividends or interest; exchange or transfer of securities; appraisals, safekeeping or custody of securities; and other services) shall be reasonable and not unfairly discriminatory among customers.

Rule 3.10. Use of Information

A Member who, in the capacity of payment agent, transfer agent, or any other similar capacity, or in any fiduciary capacity, has received information as to the ownership of securities shall not make use of such information for soliciting purchases, sales or exchanges except at the request, and on behalf, of the issuer.

Rule 3.11. Publication of Transactions and Quotations

No Member shall report to the Exchange or publish or cause to be published any transaction as a purchase or sale of any security unless such Member believes that such transaction was a bona fide purchase or sale of such security, and no Member shall purport to quote the bid or asked price for any security, unless such Member believes that such quotation represents a bona fide bid for, or offer of, such security.

Rule 3.12. Offers at Stated Prices

No Member shall make an offer to buy from or sell to any person any security at a stated price unless such Member is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Rule 3.13. Payment Designed to Influence Market Prices, Other than Paid Advertising

No Member shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any newspaper, investment service or similar publication of any matter which has, or is intended to have, an effect upon the market price of any security; provided, that this Rule shall not be construed to apply to a matter which is clearly identifiable as paid advertising.

Rule 3.14. Disclosure on Confirmations

A Member, at or before the completion of each transaction with a customer, shall give or send to such customer such written notification or confirmation of the transaction as is required by Commission Rule 10b-10.

Rule 3.15. Disclosure of Control

A Member controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a customer the existence of such control before entering into any contract with or for such customer for the purchase or sale or such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the customer at or before completion of the transaction.

Rule 3.16. Discretionary Accounts

(a) No Member shall effect any purchase or sale transactions with, or for, any customer's account in respect of which such Member is vested with any discretionary power if such transactions are excessive in size or frequency in view of the financial resources and character of such account.

(b) No Member shall exercise any discretionary power in a customer's account unless such customer has given prior written authorization and the account has been accepted by the Member, as evidenced in writing by a person duly designated by the Member.

(c) The Member shall approve promptly in writing each discretionary order entered and shall review all discretionary accounts at frequent intervals in order to detect and prevent transactions which are excessive in size or frequency in view of the financial resources and character of the account. The Member shall designate a partner, officer or manager in each office, including the main office, to carry out the approval and review procedures.

(d) This Rule shall not apply to an order by a customer for the purchase or sale of a definite amount of a specified security which order gives the Member discretion only over the time and price of execution.

Rule 3.17. Customer's Securities or Funds

No Member shall make improper use of a customer's securities or funds.

Rule 3.18. Prohibition Against Guarantees

No Member shall guarantee, directly or indirectly, a customer against loss in any securities account of such customer carried by the Member or in any securities transaction effected by the Member with or for such customer.

Rule 3.19. Sharing in Accounts; Extent Permissible

No Member shall share, directly or indirectly, in the profits or losses in any account of a customer carried by the Member or any other Member, unless authorized by the customer or Member carrying the account; and a Member shall share in the profits or losses in any account of such customer only in direct proportion to the financial contributions made to such account by the Member. Accounts of the immediate family of any person employed by or under the control of a Member shall be exempt from this direct proportionate share limitation. For purposes of this Rule, the term "immediate family" shall include parents, mother-in-law, father-in-law, husband or wife, children or any other relative to whose support the person employed by or under the control of a Member contributes directly or indirectly.

Rule 3.20. Installment or Partial Payment Sales

(a) No Member shall take or carry any account or make a transaction for any customer under any arrangement which contemplates or provides for the purchase of any security for the account of the customer, or for the sale of any security to the customer, where payment for the security is to be made to the Member by the customer over a period of time in installments or by a series or partial payments, unless:

(1) in the event such Member acts as an agent or broker in such transaction, the Member promptly shall make an actual purchase of the security for the account of the customer, take possession or control of such security and maintain possession or control thereof so long as the Member remains under an obligation to deliver the security to the customer;

(2) in the event such Member acts as a principal in such transaction, the Member shall own, at the time of such transaction, such security and shall maintain possession or control thereof so long as he remains under an obligation to deliver the security to the customer; and

(3) if applicable to such Member, the provisions of Regulation T of the Federal Reserve Board shall be satisfied.

(b) No Member, whether acting as principal or agent, shall make, in connection with any transaction referred to in this Rule, any agreement with his customer under which such Member shall be allowed to pledge or hypothecate any security involved in such transaction in contravention of Commission Rules 8c-1 and 15c3-3.

CHAPTER IV. BOOKS AND RECORDS

Rule 4.1. Requirements

Each Member shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 4.2. Furnishing of Records

Every Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the Member in order to obtain or verify information related to transactions executed on or through the Exchange or activities relating to the Exchange.

Interpretations and Policies

.01 Consistent with the responsibility of the Exchange and the Commission to provide for timely regulatory investigations, the Exchange has adopted the following general time parameters within which Members are required to respond to Exchange requests for trading data:

1st Request .... 10 business days
2nd Request .... 5 business days
3rd Request .... 5 business days

The third request letter will be sent to the Member's compliance officer and/or senior officer. Notwithstanding the parameters listed above, the Exchange reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

.02 Regulatory Data Submission Requirement. Members shall submit to the Exchange such Exchange-related order, market and transaction data as the Exchange by Regulatory Circular may specify, in such form and on such schedule as the Exchange may require.

Rule 4.3. Record of Written Complaints

(a) Each Member shall keep and preserve for a period of not less than five years a file of all written complaints of customers and action taken by the Member in respect thereof, if any. Further, for the first two years of the five-year period, the Member shall keep such file in a place readily accessible to examination or spot checks.

(b) A "complaint" shall mean any written statement of a customer or any person acting on behalf of a customer alleging a grievance involving the activities of a Member or persons under the control of the Member in connection with (1) the solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the Exchange or (2) the disposition of securities or funds of that customer which activities are related to such a transaction.

Rule 4.4. Disclosure of Financial Condition

(a) A Member shall make available for inspection by a customer, upon request, the information relative to such Member's financial condition disclosed in its most recent balance sheet prepared either in accordance with such Member's usual practice or as required by any State or Federal securities laws, or any rule or regulation thereunder. Further, a Member shall send to its customers the statements required by Commission Rule 17a-5(c).

(b) As used in paragraph (a) of this Rule, the term "customer" has the same meaning as set forth in Commission Rule 17a-5(c)(4).

CHAPTER V. SUPERVISION

Rule 5.1. Written Procedures

Each Member shall establish, maintain and enforce written procedures which will enable it to supervise properly the activities of associated persons of the Member and to assure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the designated self-regulatory organization, where appropriate, and with Exchange Rules.

Rule 5.2. Responsibility of Members

Final responsibility for proper supervision shall rest with the Member. The Member shall designate a partner, officer or manager in each office of supervisory jurisdiction, including the main office, to carry out the written supervisory procedures. A copy of such procedures shall be kept in each such office.

Rule 5.3. Records

Each Member shall be responsible for making and keeping appropriate records for carrying out the Member's supervisory procedures.

Rule 5.4. Review of Activities

Each Member shall review the activities of each office, which shall include the periodic examination of customer accounts to detect and prevent irregularities or abuses.

Rule 5.5. Prevention of the Misuse of Material, Nonpublic Information

(a) Each Member must establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such Member's business, to prevent the misuse of material, non-public information by the Member or persons associated with the Member. Members for whom the Exchange is the Designated Examining Authority ("DEA") that are required to file SEC Form X-17A-5 with the Exchange on an annual or more frequent basis must file, contemporaneously with the submission of the calendar year end Insider Trading and Securities Fraud Enforcement Act certifications, compliance acknowledgements stating that the procedures mandated by this Rule have been established, enforced and maintained. Any Member, or associated person who becomes aware of a possible misuse of material, non-public information must promptly notify the Exchange's Surveillance Department. For purposes of this Rule, "associated person" and "person associated with a Member" means anyone who directly is engaged in the Member's trading-related activities, including general partners, officers, directors, managers (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member or any employee of the Member. For the purposes of this Rule, the term "employee" includes every person who is compensated directly or indirectly by the Member for the solicitation or handling of business in securities, including individuals trading securities for the account of the Member, whether such securities are dealt in on an exchange or are dealt over-the-counter.

(b) For purposes of this Rule 5.5, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(1) Trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer; or

(2) Trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(3) Disclosing to another person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

(c) This Rule 5.5 requires that, at a minimum, each Member establish, maintain, and enforce the following policies and procedures:

(1) All associated persons must be advised in writing of the prohibition against the misuse of material, non-public information;

(2) All associated persons must sign attestations affirming their awareness of, and agreement to abide by the aforementioned prohibitions. These signed attestations must be maintained for at least three years, the first two years in an easily accessible place;

(3) Each Member must receive and retain copies of trade confirmations and monthly account statements for each brokerage account in which an associated person has a direct or indirect financial interest or makes investment decisions. The activity in such accounts should be reviewed at least quarterly by the Member for the purpose of detecting the possible misuse of material, non-public information; and

(4) All associated persons must disclose to the Member whether they, or any person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information.

Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this Rule 5.5; the adequacy of each Member's policies and procedures will depend upon the nature of such Member's business.

Rule 5.6. Anti-Money Laundering Compliance Program

(a) Each Member shall develop and implement an anti-money laundering program reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act (31

U.S.C. 5311, et seq.), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Member's anti-money laundering program must be approved, in writing, by a member of its senior management.

(b) The anti-money laundering programs required by the Rule shall, at a minimum:

(1) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(2) establish and implement policies and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(3) provide for independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party;

(4) designate, and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number), a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to the Exchange regarding any change in such designation(s); and

(5) provide ongoing training for appropriate persons.

In the event that any of the provisions of this Rule 5.6 conflict with any of the provisions of another applicable self-regulatory organization's rule requiring the development and implementation of an anti-money laundering compliance program, the provisions of the rule of the Member's Designated Examining Authority shall apply.

CHAPTER VI. EXTENSIONS OF CREDIT

Rule 6.1. Prohibitions and Exemptions

(a) A Member shall not effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The margin which must be maintained in margin accounts of customers shall be as follows:

(1) 25% of the current market value of all securities "long" in the account; plus

(2) $2.50 per share or 100% of the current market value, whichever amount is greater, of each stock "short" in the account selling at less than $5.00 per share; plus

(3) $5.00 per share or 30% of the current market value, whichever amount is greater, of each stock "short" in the account selling at $5.00 per share or above; plus

(4) 5% of the principal amount or 30% of the current market value, whichever amount is greater, of each bond "short in the account.

Rule 6.2. Day Trading Margin

(a) The term "day trading" means the purchasing and selling of the same security on the same day. A "day trader" is any customer whose trading shows a pattern of day trading.

(b) Whenever day trading occurs in a customer's margin account the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required pursuant to Exchange Rule 6.1(b). When day trading occurs in the account of a day trader, the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required for initial margin by Regulation T of the Board of Governors of the Federal Reserve System, or as required pursuant to Exchange Rule 6.1(b), whichever amount is greater.

(c) No Member shall permit a public customer to make a practice, directly or indirectly, of effecting transactions in a cash account where the cost of securities purchased is met by the sale of the same securities. No Member shall permit a public customer to make a practice of selling securities with them in a cash account which are to be received against payment from another registered broker or dealer where such securities were purchased and are not yet paid for.

CHAPTER VII. SUSPENSION BY CHIEF REGULATORY OFFICER

Rule 7.1. Imposition of Suspension

(a) A Member which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform the Secretary in writing of such fact. Upon receipt of said notice, or whenever it shall appear to the Chief Regulatory Officer ("CRO") (after such verification and with such opportunity for comment by the Member as the circumstances reasonably permit) that a Member has failed to perform its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting its business in such financial or operational condition or is otherwise conducting its business in such a manner that it cannot be permitted to continue in business with safety to its customers, creditors and other Members of the Exchange, the CRO may summarily suspend the Member or may impose such conditions and restrictions upon the Member as are reasonably necessary for the protection of investors, the Exchange, the creditors and the customers of such Member.

(b) A Member that does not pay any dues, fees, assessments, charges or other amounts due to the Exchange within 90 days after the same has become payable shall be reported to the CRO, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member until payment is made. Should payment not be made within six months after payment is due, the Member's membership may be cancelled by the Exchange.

(c) In the event of suspension of a Member, the Exchange shall give prompt notice of such suspension to the Members of the Exchange. Unless the CRO shall determine that lifting the suspension without further proceedings is appropriate, such suspension shall continue until the Member is reinstated as provided in Rule 7.3. of this Chapter.

Rule 7.2. Investigation Following Suspension

Every Member suspended under the provisions of this Chapter shall immediately make available every facility requested by the Exchange for the investigation of its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short security position maintained by the Member and each of its customers. The foregoing includes, without limitation, the furnishing of such of the Member's books and records and the giving of such sworn testimony as may be requested by the Exchange.

Rule 7.3. Reinstatement

A Member suspended under the provisions of this Chapter may apply for reinstatement by a petition in accordance with and in the time provided for by the provisions of the Exchange Rules relating to adverse action.

Rule 7.4. Failure to be Reinstated

A Member suspended under the provisions of this Chapter who fails to seek or obtain reinstatement in accordance with Rule 7.3 shall have its membership cancelled by the Exchange in accordance with the Exchange's By-Laws.

Rule 7.5. Termination of Rights by Suspension

A Member suspended under the provisions of this Chapter shall be deprived during the term of its suspension of all rights and privileges conferred to it by virtue of its membership in the Exchange.

Rule 7.6. Summary Suspension of Exchange Services

The CRO (after such verification with such opportunity for comment as the circumstances reasonably permit) may summarily limit or prohibit (i) any person from access to services offered by the Exchange, if such person has been and is expelled or suspended from any self-regulatory organization or barred or suspended from being associated with a Member of any self-regulatory organization or is in such financial or operating difficulty that the Exchange determines that such person cannot be permitted to do business with safety to investors, creditors, Exchange Members or the Exchange; or (ii) a person who is not a Member from access to services offered by the Exchange, if such person does not meet the qualification requirements or other pre-requisites for such access and if such person cannot be permitted to continue to have access with safety to investors, creditors, Members and the Exchange. Any person aggrieved by any such summary action may seek review under the provisions of the Exchange Rules relating to adverse action.

Rule 7.7. Commission Action

The Commission may stay any summary action taken pursuant to this Chapter on its own motion or upon application by any person aggrieved thereby made pursuant to Section 19(d) of the Act and the rules thereunder.

CHAPTER VIII. DISCIPLINE

Rule 8.1. Disciplinary Jurisdiction

(a) A Member or a person associated with a Member (the "Respondent") who is alleged to have violated or aided and abetted a violation of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution or order of the Board or appropriate Exchange committee shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by: expulsion; suspension; limitation of activities, functions and operation; fine; censure; suspension or bar from association with a Member or any other fitting sanction, in accordance with the provisions of this Chapter.

An individual Member, responsible party, or other person associated with a Member may be charged with any violation committed by employees under his/her/its supervision or by the Member with which he/she/it is associated, as though such violation were his/her/its own. A Member organization may be charged with any violation committed by its employees or by any other person who is associated with such Member organization, as though such violation were its own.

(b) Any Member or person associated with a Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following the termination of such person's membership or association with a Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Member or former associated person within one year of receipt by the Exchange of the latest written notice of the termination of such person's status as a Member or person associated with a Member. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself or herself to the disciplinary jurisdiction of the Exchange by becoming a Member or a person associated with a Member.

(c) A summary suspension or other action taken pursuant to Chapter VII of the Rules of the Exchange shall not be deemed to be disciplinary action under this Chapter, and the provisions of this chapter shall not be applicable to such action.

(d) The Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter VIII shall govern Exchange disciplinary actions and to what extent the rules of the other self-regulatory organization shall govern such actions. Notwithstanding the fact that the Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Rule 8.2. Complaint and Investigation

(a) Initiation of Investigation

The Exchange, or the designated self-regulatory organization, when appropriate, shall investigate possible violations within the disciplinary jurisdiction of the Exchange which are brought to its attention in any manner, or upon order of the Board, the CRO or other Exchange officials designated by the CRO, or upon receipt of a complaint alleging such violation.

(b) Report

In every instance where an investigation has been instituted as a result of a complaint, and in every other instance in which an investigation results in a finding that there are reasonable grounds to believe that a violation has been committed, a written report of the investigation shall be submitted to the CRO by the Exchange's staff or, when appropriate, by the designated self-regulatory organization.

(c) Requirement to Furnish Information and Right to Counsel

Each Member and person associated with a Member shall be obligated upon request by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) an investigation initiated pursuant to paragraph (a) of this Rule or (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal. No Member or person associated with a Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter nor refuse to comply with a request made by the Exchange pursuant to this paragraph. A Member or person associated with a Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(d) Notice, Statement and Access

Prior to submitting its report, the staff shall notify the person(s) who is the subject of the report (hereinafter "Subject") of the general nature of the allegations and of the specific provisions of the Act, rules and regulations promulgated thereunder, or provisions of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution of the Board, that appear to have been violated. Except when the CRO determines that expeditious action is required, a Subject shall have 15 days from the date of the notification described above to submit a written statement to the CRO concerning why no disciplinary action should be taken. To assist a Subject in preparing such a written statement, he or she shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by him or her or his or her agents.

(e) Failure to Furnish Information

Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter or in the course of preparation by the Exchange in anticipation of such a hearing or appeal on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule 8.2.

(f) Regulatory Cooperation

No Member or person associated with a Member or other person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or other self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish testimony, documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such testimony, documentary materials or other information in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to subsection (g) of this Rule. The requirements of this Rule 8.2(f) shall apply when the Exchange has been notified by another self-regulatory organization of the request for testimony, documentary materials or other information and the Exchange then requests in writing that a Member, person associated with a Member or other person or entity provide such testimony, documentary materials or other information. Any person or entity required to furnish testimony, documentary materials or other information pursuant to this Rule 8.2(f) shall be afforded the same rights and procedural protections as that person or entity would have if the Exchange had initiated the request.

(g) Cooperative Agreements

The Exchange may enter into agreements with domestic and foreign self-regulatory organizations providing for the exchange of information and other forms of mutual assistance or for market surveillance, investigative, enforcement or other regulatory purposes.

(h) Videotaped Responses

In lieu of, or in addition to, submitting a written statement concerning why no disciplinary action should be taken as permitted by paragraph (d) of this Rule, the Subject may submit a statement in the form of a videotaped response. Except when the CRO determines that expeditious action is required, the Subject shall have 15 days from the date of the notification described in paragraph (d) to submit the videotaped response. The Exchange will establish standards concerning the length and format of such videotaped responses.

Rule 8.3. Expedited Proceeding

Upon receipt of the notification required by Rule 8.2(d), a Subject may seek to dispose of the matter through a letter of consent signed by the Subject. If a Subject desires to attempt to dispose of the matter through a letter of consent, the Subject must submit to the staff within 15 days from the date of the notification required by Rule 8.2(d) a written notice electing to proceed in an expedited manner pursuant to this Rule 8.3. The Subject must then endeavor to reach agreement with the Exchange's staff upon a letter of consent which is acceptable to the staff and which sets forth a stipulation of facts and findings concerning the Subject's conduct, the violation(s) committed by the Subject and the sanction(s) therefor. The matter can only be disposed of through a letter of consent if the staff and the Subject are able to agree upon terms of a letter of consent which are acceptable to the staff and the letter is signed by the Subject. At any point in the negotiations regarding a letter of consent, either the staff may deliver to the Subject or the Subject may deliver to the staff a written declaration of an end to the negotiations. On delivery of such a declaration the subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d) and thereafter the staff may bring the matter to the CRO. If the letter of consent is accepted by the CRO, the Exchange may adopt the letter as its decision and shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the CRO, the matter shall proceed as though the letter had not been submitted. Upon rejection, the Subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d). The CRO's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

Rule 8.4. Charges

(a) Determination Not to Initiate Charges

Whenever it shall appear to the CRO from the investigation report that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever the CRO otherwise determines that no further proceedings are warranted, he or she shall issue a written statement to that effect setting forth the reasons for such finding.

(b) Initiation of Charges

Whenever it shall appear to the CRO that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the CRO shall direct the issuance of a statement of charges against the Respondent specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which such acts are in violation. A copy of the charges shall be served upon the Respondent in accordance with Rule 8.12.

Rule 8.5. Answer

The Respondent shall have 15 business days after service of the charges to file a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer within the time provided, the charges shall be considered to be admitted.

Rule 8.6. Hearings

(a) Selection of Hearing Panel

Subject to Rule 8.7. concerning summary proceedings, a hearing on the charges shall be held before a panel of three (3) hearing officers (the Hearing Panel") appointed by the Chief Executive Officer. Each Hearing Panel shall be comprised as follows: (i) a professional hearing officer, who shall serve as Chairman of the Hearing Panel, (ii) a hearing officer who is an Industry Member, and (iii) a hearing officer who is a Member Representative member, as such term is defined in the By-Laws (each a "Hearing Officer"). Prospective Hearing Officers shall be required to disclose to the Exchange their employment history for the past 10 years, any past or current material business or other financial relationships with the Exchange or any members of the Exchange, and any other information deemed relevant by the Exchange. Such disclosures relating to the particular Hearing Officers selected by the Chief Executive Officer shall be provided to the Respondent upon request after the selection of the Hearing Panel. In selecting Hearing Officers for a particular matter, the Chief Executive Officer should give reasonable consideration to the prospective Hearing Officers' professional competence and reputation, experience in the securities industry, familiarity with the subject matter involved, the absence of bias and any actual or perceived conflict of interest, and any other relevant factors.

(b) Impartiality of Hearing Officers

When any Hearing Officer considers a disciplinary matter he or she is expected to function impartially and independently of the staff members who prepared and prosecuted the charges. Exchange counsel may assist the Hearing Panel in preparing its written recommendations or judgments. Within 15 days of the appointment of the Hearing Panel, the Respondent may move for disqualification of any Hearing Officer sitting on such Panel based upon bias or conflict of interest. Such motions shall be made in writing and state with specificity the facts and circumstances giving rise to the alleged bias or conflict of interest. The motion papers shall be filed with the Hearing Panel and the Secretary of the Exchange. The Exchange may file a brief in opposition to the Respondent's motion within 15 days of service thereof. The Hearing Panel shall rule upon such motion no later than 30 days from filing by the Respondent. Prior adverse rulings against the Respondent or Respondent's attorney in other matters shall not, in and of themselves, constitute grounds for disqualification. If the Hearing Panel believes the Respondent has provided satisfactory evidence in support of the motion to disqualify, the applicable Hearing Officer shall remove himself or herself and request the Chief Executive Officer to reassign the hearing to another Hearing Officer such that the Hearing Panel still meets the compositional requirements described in Rule 8.6(a). If the Hearing Panel determines that the Respondent's grounds for disqualification are insufficient, it shall deny the Respondent's motion for disqualification by setting forth the reasons for the denial in writing and the Hearing Panel will precede with the hearing. The ruling by the Hearing Panel on such motions shall not be subject to interlocutory review.

(c) Notice and List of Documents

Participants shall be given at least 15 business days' notice of the time and place of the hearing and a statement of the matters to be considered therein. All documentary evidence intended to be presented in the hearing by the Respondent, the Exchange, or the designated self-regulatory authority must be received by the Hearing Panel at least eight (8) days in advance of the hearing or it may not be presented in the hearing. The parties shall furnish each other with a list of all documents submitted for the record not less than four (4) business days in advance of the hearing, and the documents themselves shall be made available to the parties for inspection and copying.

(d) Conduct of Hearing

The Hearing Panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Formal rules of evidence shall not apply. The charges shall be presented by a representative of the Exchange or the designated self-regulatory authority who, along with the Respondent, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Hearing Panel and opposing parties. The Respondent is entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record.

Rule 8.7. Summary Proceedings

Notwithstanding the provisions of Rule 8.6 of this Chapter, the CRO may make a determination without a hearing and may impose a penalty as to violations which the Respondent has admitted or charges which the Respondent has failed to answer or which otherwise are not in dispute. Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) business days from the date of service to notify the CRO that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the CRO shall constitute an admission of the violations and acceptance of the penalty as determined by the CRO and a waiver of all rights of review. If the Respondent requests a hearing, the matters which are the subject of the hearing shall be handled in accordance with the hearing and review procedures of this Chapter.

Rule 8.8. Offers of Settlement

(a) Submission of Offer

At any time during the course of any proceeding under this Chapter, the Respondent may submit to the CRO a written offer of settlement which shall contain a proposed stipulation of facts and shall consent to a specified penalty. Where the CRO accepts an offer of settlement, he or she shall issue a decision, including findings and conclusions and imposing a penalty, consistent with the terms of such offer. Where the CRO rejects an offer of settlement, he or she shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become part of the record. A decision of the CRO issued upon acceptance of an offer of settlement as well as the determination of the CRO whether to accept or reject such an offer shall become final 20 business days after such decision is issued, and the Respondent may not seek review thereof.

(b) Submission of Statement

A Respondent may submit with an offer of settlement a written statement in support of the offer. In addition, if the staff will not recommend acceptance of an offer of settlement before the CRO, a Respondent shall be notified and may appear before the CRO to make an oral statement in support of his/her offer. Finally, if the CRO rejects an offer that the staff supports, a Respondent may appear before the CRO to make an oral statement concerning why he/she believes the CRO should change his or her decision and accept Respondent's offer, and if Respondent makes such appearance, the staff may also appear before the CRO to make an oral statement in support of its position. A Respondent must make a request for such an appearance within 5 days of being notified that the offer was rejected or that the staff will not recommend acceptance.

(c) Repeated Offers

Unless the CRO shall otherwise order, a Respondent shall be entitled to submit to the CRO a maximum of two written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 8.4(b).

Rule 8.9. Decision

Following a hearing conducted pursuant to Rule 8.6 of this Chapter, the Hearing Panel shall prepare a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the penalty, if any, therefor. The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a penalty is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which the acts are deemed to be in violation. The Respondent shall promptly be sent a copy of the decision.

Rule 8.10. Review

(a) Petition

The Respondent shall have ten (10) days after service of notice of a decision made pursuant to Rule 8.9 of this Chapter to petition for review thereof. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(b) Conduct of Review

The review shall be conducted by the Appeals Committee of the Board. Unless the Appeals Committee shall decide to open the record for introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties. The Appeals Committee's decision shall be in writing and shall be final.

(c) Review on Motion of Board

The Board may on its own initiative order review of a decision made pursuant to Rule 8.7, 8.8, or 8.9 of this Chapter within 20 business days after issuance of the decision. Such review shall be conducted in accordance with the procedure set forth in paragraph (b) of this Rule.

(d) Review of Decision Not to Initiate Charges

Upon application made by the Chief Executive Officer within 30 days of a decision made pursuant to Rule 8.4(a) of this Chapter, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b), as applicable.

Rule 8.11. Effective Date of Judgment

Penalties imposed under this Chapter shall not become effective until the review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a penalty on the Respondent, the CRO, Hearing Panel or committee of the Board, as applicable, may impose such conditions and restrictions on the activities of the Respondent as he, she or it considers reasonably necessary for the protection of investors, creditors and the Exchange.

Interpretations and Policies

.01 Exchange staff shall make all necessary filings concerning formal and informal disciplinary actions required under the Act and the rules and regulations promulgated thereunder, and shall take all other actions necessary to comply with any other applicable law or regulation.

The staff shall not, as a matter of policy, issue any press release or other statement to the press concerning any formal or informal disciplinary matter; provided, however, that the CRO may recommend to the Executive Committee or Board of the Exchange that the staff issue a press release or other statement to the press. If the Executive Committee or Board determines that such a press release or other statement to the press is warranted, then the staff shall prepare and issue a press release or other statement to the press as the Executive Committee or Board shall direct. Except as provided in Rule 8.15(a), the staff shall cause details regarding all formal disciplinary actions where a final decision has been issued to be published on a website maintained by the Exchange.

Rule 8.12. Miscellaneous Provisions

(a) Service of Notice

Any charges, notices or other documents may be served upon the Respondent either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the Respondent at his last known place of business.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

(c) Reports and Inspection of Books for Purpose of Investigating Complaints

For the purpose of any investigation or determination as to the filing of a complaint, or any hearing of any complaint against any Member of the Exchange or any person associated with a Member, the Exchange's staff, CRO, Board or designated self-regulatory organization shall have the right (1) to require any Member of the Exchange to report orally or in writing with regard to any matter involved in any such investigation or hearing, and (2) to investigate the books, records and accounts of any such Member with relation to any matter involved in any such investigation or hearing. No Member shall refuse to make any report as required in this Rule, or refuse to permit any inspection of books, records and accounts as may be validly called for under this Rule.

Rule 8.13. Costs of Proceedings

Any Member disciplined pursuant to this Chapter shall bear such part of the costs of the proceedings as the CRO or the Board deems fair and appropriate in the circumstances.

Rule 8.14. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

Rule 8.15. Imposition of Fines for Minor Violation(s) of Rules

(a) In lieu of commencing a disciplinary proceeding as described in Rules 8.1 through 8.13, the Exchange may, subject to the requirements set forth in this Rule, impose a fine, not to exceed $2,500, on any Member, associated person of a Member, or registered or non-registered employee of a Member, for any violation of a Rule of the Exchange, which violation the Exchange shall have determined is minor in nature. For purposes of imposing fines pursuant to Interpretation .02 of Rule 4.2, the Exchange may aggregate individual violations of particular rules and treat such violations as a single offense, provided that such aggregation is based upon a comprehensive automated surveillance program. In other instances, the Exchange may, if no exceptional circumstances are present, impose a fine based upon a determination that there exists a pattern or practice of violative conduct. The Exchange also may aggregate similar violations generally if the conduct was unintentional, there was no injury to public investors, or the violations resulted from a single systemic problem or cause that has been corrected. Any fine imposed pursuant to this Rule and not contested shall not be publicly reported, except as may be required by Rule 19d-1 under the Act or as may be required by any other regulatory authority.

(b) In any action taken by the Exchange pursuant to this Rule, the person against whom a fine is imposed shall be served (as provided in Rule 8.12) with a written statement, signed by an authorized officer of the Exchange, setting forth (i) the Rule or Rules alleged to have been violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each such violation; and (iv) the date by which such determination becomes final and such fine becomes due and payable to the Exchange, or such determination must be contested as provided in paragraph (d) below, such date to be not less than 15 business days after the date of service of the written statement.

(c) If the person against whom a fine is imposed pursuant to this Rule pays the fine, such payment shall be deemed to be a waiver by such person of such person's right to a disciplinary proceeding under Rules 8.1 through 8.13 and any review of the matter by the Appeals Committee or by the Board.

(d) Any person against whom a fine is imposed pursuant to this Rule may contest the Exchange's determination by filing with the Exchange not later than the date by which such determination must be contested, a written response meeting the requirements of an Answer as provided in Rule 8.5 at which point the matter shall become a disciplinary proceeding subject to the provisions of Rules 8.1 through 8.13. In any such disciplinary proceeding, if the Hearing Panel determines that the person charged is guilty of the rule violation(s) charged, the Hearing Panel shall (i) be free to impose any one or more disciplinary sanctions and (ii) determine whether the rule violation(s) is minor in nature. The person charged and the Board of the Exchange may require a review by the Board of any determination by the Hearing Panel by proceeding in the manner described in Rule 8.10.

(e) The Exchange shall prepare and announce to its Members and Member organizations from time to time a listing of the Exchange Rules as to which the Exchange may impose fines as provided in this Rule. Such listing shall also indicate the specific dollar amount that may be imposed as a fine hereunder with respect to any violation of any such Rule or may indicate the minimum and maximum dollar amounts that may be imposed by the Exchange with respect to any such violation. Nothing in this rule shall require the Exchange to impose a fine pursuant to this rule with respect to the violation of any Rule included in any such listing.

Interpretations and Policies

.01 List of Exchange Rule Violations and Recommended Fine Schedule Pursuant to Rule 8.15:

Recommended Fine Schedule – 8.15.01(a)-(f)

Occurrence*	Individual	Member firm
First time fined	$100	$500
Second time fined	$300	$1,000
Third time fined	$500	$2,500

*Within a "rolling" 12-month period.

(a) Rule 4.2 and Interpretations, thereunder, requiring the submission of responses to Exchange requests for trading data within specified time period.

(b) Rule 11.15 requirement to identify short sale orders as such.

(c) Rule 11.16 requirement to comply with locked and crossed market rules.

(d) Rule 2.5. Interpretation .04: Firm Element of Continuing Education Requirement.

(e) Rule 3.5 Advertising Practices

(f) Rule 12.11 Interpretation .01 and Exchange Act Rule 604 – Failure to properly display limit orders

Recommended Fine Amount for 8.15.01(g): $100 per violation

(g) Rule 4.2 and Interpretations thereunder related to the requirement to furnish Exchange-related order, market and transaction data, as well as financial or regulatory records and information.

Rule 8.16. Ex Parte Communications

(a) Unless on notice and opportunity for all parties to participate:

(1) No Respondent or Exchange staff member shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to any Hearing Officer, any member of the Board of Directors or a member of a committee of the Board who is participating in a decision with respect to that proceeding (an "Adjudicator"); and

(2) No Adjudicator shall make or knowingly cause to be made to a Respondent or Exchange staff member an ex parte communication relevant to the merits of that proceeding.

(b) An Adjudicator who receives, makes, or knowingly causes to be made a communication prohibited by this Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses and memoranda stating the substance of all oral responses to all such communications.

(c) If a prohibited ex parte communication has occurred, the Board of Directors or a committee thereof may take whatever action it deems appropriate in the interests of justice, the policies underlying the Act, and the Exchange By-Laws and Rules, including dismissal or denial of the offending party's interest or claim. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) The prohibitions of this Rule shall apply beginning with the initiation of an investigation as provided in Rule 8.2(a), unless the person responsible for the communication has knowledge that the investigation shall be initiated, in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

CHAPTER IX. ARBITRATION

Rule 9.1. Code of Arbitration

The 12000 and 13000 Series of FINRA's NASD Manual, the FINRA Code of Arbitration Procedure for Customer and Industry Disputes, respectively ("FINRA Code of Arbitration"), as the same may be in effect from time to time, shall govern Exchange arbitrations except as may be specified in this Chapter IX. For purposes of Exchange arbitrations, defined terms used in this Chapter IX and not otherwise defined herein shall have the same meaning as those prescribed in the FINRA Code of Arbitration, and procedures contained in the FINRA Code of Arbitration shall have the same application as toward Exchange arbitrations.

Rule 9.2. Jurisdiction

This Chapter applies to the arbitration of any dispute, claim, or controversy arising out of or in connection with the Exchange business of a Member or associated person of a Member.

Rule 9.3. Predispute Arbitration Agreements

(a) Any predispute arbitration clause shall be highlighted and shall be immediately preceded by the following language in outline form.

This agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:

(1) All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(2) Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.

(3) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

(4) The arbitrators do not have to explain the reason(s) for their award.

(5) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(6) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(7) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

(b) In any agreement containing a predispute arbitration agreement, there shall be a highlighted statement immediately preceding any signature line or other place for indicating agreement that states that the agreement contains a predispute arbitration clause. The statement shall also indicate at what page and paragraph the arbitration clause is located.

(c) Within thirty days of signing, a copy of the agreement containing any such clause shall be given to the customer who shall acknowledge receipt thereof on the agreement or on a separate document.

(d) A Member shall provide a customer with a copy of any predispute arbitration clause or customer agreement executed between the customer and the Member, or inform the customer that the Member does not have a copy thereof, within ten business days of receipt of the customer's request. If a customer requests such a copy before the Member has provided the customer with a copy pursuant to subparagraph (c) above, the Member must provide a copy to the customer by the earlier date required by this subparagraph (d) or by subparagraph (c).

(e) Upon request by a customer, a Member shall provide the customer with the names of, and information on how to contact or obtain the rules of, all arbitration forums in which a claim may be filed under the agreement.

(f) No predispute arbitration agreement shall include any condition that:

(1) limits or contradicts the rules of any self-regulatory organization;

(2) limits the ability of a party to file any claim in arbitration;

(3) limits the ability of a party to file any claim in court permitted to be filed in court under the rules of the forums in which a claim may be filed under the agreement; or

(4) limits the ability of arbitrators to make any award.

(g) If a customer files a complaint in court against a Member that contains claims that are subject to arbitration pursuant to a predispute arbitration agreement between the Member and the customer, the Member may seek to compel arbitration of the claims that are subject to arbitration. If the Member seeks to compel arbitration of such claims, the Member must agree to arbitrate all of the claims contained in the complaint if the customer so requests.

(h) All agreements shall include a statement that "No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein."

Rule 9.4. Referrals

If any matter comes to the attention of an arbitrator during and in connection with the arbitrator's participation in a proceeding, either from the record of the proceeding or from material or communications related to the proceeding, that the arbitrator has reason to believe may constitute a violation of the Exchange's Rules or the federal securities laws, the arbitrator may initiate a referral of the matter to the Exchange for disciplinary investigation; provided, however, that any such referral should only be initiated by an arbitrator after the matter before him has been settled or otherwise disposed of, or after an award finally disposing of the matter has been rendered pursuant to Rule 12904 or 13904, as applicable, of the FINRA Code of Arbitration.

Rule 9.5. Payment of Awards

Any Member, or person associated with a Member, who fails to honor an award of arbitrators appointed in accordance with the Rules in this Chapter IX or fails to comply with a written and executed settlement agreement shall be subject to disciplinary proceedings in accordance with Chapter VIII (Discipline).

Rule 9.6. Non-Waiver of Exchange's Right

The submission of any matter to arbitration under this Chapter IX shall in no way limit or preclude any right, action or determination by the Exchange which it would otherwise be authorized to adopt, administer or enforce.

CHAPTER X. ADVERSE ACTION

Rule 10.1. Scope of Chapter

This Chapter provides the procedure for persons who are or are about to be aggrieved by adverse action, including, but not limited to, those persons who have been denied membership in the Exchange, barred from becoming associated with a Member, or prohibited or limited with respect to Exchange services pursuant to the By-Laws or the Rules of the Exchange (other than disciplinary action for which review is provided in Chapter VIII and other than an arbitration award, from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Rule 10.2. Submission and Time Limitation on Application to Exchange

A person who is or will be aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application with the Exchange within 15 business days after being notified of such action. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

Rule 10.3. Procedure Following Applications for Hearing

(a) Appeals Committee

Applications for hearing and reviewing shall be referred promptly by the Exchange to the Appeals Committee. A record of the proceedings shall be kept.

(b) Documents

The Appeals Committee will set a hearing date and shall be furnished with all materials relevant to the proceedings at least 72 hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing. Hearings shall be held promptly, particularly in the case of a summary suspension pursuant to Chapter VII of these Rules.

Rule 10.4. Hearing and Decision

(a) Participants

The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange which allegedly aggrieved the applicant.

(b) Counsel

The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(c) Conduct of Hearing

The Appeals Committee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The Appeals Committee also shall have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) Decision

The decision of the Appeals Committee shall be made in writing and shall be sent to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the panel.

Rule 10.5. Review

(a) Petition

The decision of the Appeals Committee shall be subject to review by the Board either on its own motion within 20 business days after issuance of the decision or upon written request submitted by the applicant below, or by the CRO of the Exchange, within 15 business days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board shall have sole discretion to grant or deny either request.

(b) Conduct of Review

The review shall be conducted by the Board. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board may order. Based upon such record, the Board may affirm, reverse or modify, in whole or in part, the decision below. The decision of the Board shall be in writing, shall be sent to the parties to the proceeding and shall be final.

Rule 10.6. Miscellaneous Provisions

(a) Service of Notice

Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at his last known business or residence address.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Exchange. All papers and documents relating to review by the Appeals Committee or the Board must be submitted to the Exchange.

Rule 10.7. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

CHAPTER XI. TRADING RULES

Rule 11.1. Hours of Trading and Trading Days

(a) Orders may be entered on the Exchange, executed on the Exchange or routed away from the Exchange during Regular Trading Hours, the Pre-Opening Session and the Post-Closing Session.

(b) The Exchange will be open for the transaction of business on business days. The Exchange will not be open for business on the following holidays: New Years Day, Dr. Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day or Christmas. When any holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday. When any holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday, unless otherwise indicated by the Exchange.

(c) The Chief Executive Officer of the Exchange shall have the power to halt, suspend trading in any and all securities traded on the Exchange, to close some or all Exchange facilities, and to determine the duration of any such halt, suspension, or closing, when he deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, or otherwise in the public interest including special circumstances such as (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event. No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Directors can be assembled, unless the Board approves the continuation of such suspension.

Rule 11.2. Securities Eligible for Trading

The Exchange shall designate securities for trading. Any class of securities listed or admitted to unlisted trading privileges on the Exchange pursuant to Chapter XIV of these Rules shall be eligible to become designated for trading on the Exchange. All securities designated for trading are eligible for odd-lot, round-lot and mixed-lot executions, unless otherwise indicated by the Exchange or limited pursuant to these Rules.

Rule 11.3. Access

(a) *General.* The System shall be available for entry and execution of orders by Users with authorized access. To obtain authorized access to the System, each User must enter into a User Agreement with the Exchange in such form as the Exchange may provide ("User Agreement").

(b) *Sponsored Participants.* A Sponsored Participant may obtain authorized access to the System only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Participants must enter into and maintain customer agreements with one or more Sponsoring Members establishing proper relationship(s) and account(s) through

which the Sponsored Participant may trade on the System. Such customer agreement(s) must incorporate the Sponsorship Provisions set forth in paragraph (2) below.

(2) For a Sponsored Participant to obtain and maintain authorized access to the System, a Sponsored Participant and its Sponsoring Member must agree in writing to the following Sponsorship Provisions:

(A) Sponsored Participant and its Sponsoring Member must have entered into and maintained a User Agreement with the Exchange.

(B) Sponsoring Member acknowledges and agrees that:

(i) All orders entered by the Sponsored Participants and any person acting on behalf of or in the name of such Sponsored Participant and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member, and

(ii) Sponsoring Member is responsible for any and all actions taken by such Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant.

(C) Sponsoring Member shall comply with the Exchange's Certificate of Incorporation, By-Laws, Rules and procedures, and Sponsored Participant shall comply with the Exchange's Certificate of Incorporation, By-Laws, Rules and procedures, as if Sponsored Participant were a Member.

(D) Sponsored Participant shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Rule 11.4 with respect to such Authorized Traders.

(E) Sponsored Participant shall familiarize its Authorized Traders with all of the Sponsored Participant's obligations under this Rule and will assure that they receive appropriate training prior to any use or access to the System.

(F) Sponsored Participant may not permit anyone other than Authorized Traders to use or obtain access to the System.

(G) Sponsored Participant shall take reasonable security precautions to prevent unauthorized use or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof.

(H) Sponsored Participant acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents' and customers' use and access to the System for compliance with the terms of this agreement.

(I) Sponsored Participant shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the System. Such amounts include, but are not limited to applicable exchange and regulatory fees.

(3) The Sponsoring Member must provide the Exchange with a written statement in form and substance acceptable to the Exchange identifying each Sponsored Participant by name and acknowledging its responsibility for the orders, executions and actions of such Sponsored Participant.

Rule 11.4. Authorized Traders

(a) A Member shall maintain a list of ATs who may obtain access to the System on behalf of the Member or the Member's Sponsored Participants. The Member shall update the list of ATs as necessary. Members must provide the list of ATs to the Exchange upon request.

(b) A Member must have reasonable procedures to ensure that all ATs comply with all Exchange Rules and all other procedures related to the System.

(c) A Member must suspend or withdraw a person's status as an AT if the Exchange has determined that the person has caused the Member to fail to comply with the Rules of the Exchange and the Exchange has directed the Member to suspend or withdraw the person's status as an AT.

(d) A Member must have reasonable procedures to ensure that the ATs maintain the physical security of the equipment for accessing the facilities of the Exchange to prevent the improper use or access to the systems, including unauthorized entry of information into the systems.

(e) To be eligible for registration as an AT of a Member a person must successfully complete the General Securities Representative Examination (Series 7) and any other training and/or certification programs as may be required by the Exchange.

Rule 11.5. Orders and Modifiers

Users may enter into the System the types of orders listed in this Rule 11.5, subject to the limitations set forth in this Rule or elsewhere in these Rules.

(a) *General Order Types.*

(1) Limit Order. An order to buy or sell a stated amount of a security at a specified price or better. A "marketable" limit order is a limit order to buy (sell) at or above (below) the lowest (highest) Protected Offer (Bid) for the security.

(2) Market Order. An order to buy or sell a stated amount of a security that is to be executed at the NBBO when the order reaches the Exchange. Market orders shall not trade through Protected Quotations. A market order that is designated as "EDGA Only" will be cancelled if, when reaching the Exchange, it cannot be executed on the System in accordance with Rule 11.9(b)(1). Market orders that are not designated as "EDGA Only" and that cannot be executed in accordance with Rule 11.9(b)(1) on the System when reaching the Exchange will be eligible for routing away pursuant to Rule 11.9(b)(2).

(b) *Time-in-Force.* Limit orders must have one of the following time-in-force terms.

(1) Immediate-or-Cancel ("IOC") Order. A limit order that is to be executed in whole or in part as soon as such order is received, and the portion not so executed is to be treated as cancelled.

(2) Day Order. A limit order to buy or sell which, if not executed, expires at the end of Regular Trading Hours. Any Day Order entered into the System before the opening of Regular Trading Hours, as determined pursuant to Rule 11.1, will be placed in a pending state and activated for potential execution upon the opening of Regular Trading Hours. Any Day Order entered into the System after the closing of Regular Trading Hours will be rejected except to the extent marked as eligible to trade outside of Regular Trading Hours.

(3) Fill-or-Kill Order. A fill-or-kill order is a limit order that is to be executed in its entirety as soon as it is received and, if not so executed, cancelled.

(4) Good 'til Cancel ("GTC") Order. A limit order to buy or sell which, if not executed, will be cancelled by the close of the Post-Closing Session.

(5) Good 'til Day ("GTD") Order. A limit order to buy or sell which, if not executed, will be cancelled by the expiration time assigned to the order.

(c) *Other Types of Orders and Order Modifiers.* Unless an order's instructions require it to be displayed on the Exchange or routed to an away trading center(s), an order may include instructions to be non displayed. All order types and modifiers listed below, except for those set forth in Rules 11.5(c)(2), (9)-(11) may also include instructions to be non displayed.

(1) *Reserve Order.* A limit order with a portion of the quantity displayed ("display quantity") and with a reserve portion of the quantity ("reserve quantity") that is not displayed.

(2) *Odd Lot Order.* An order to buy or sell an odd lot. Odd Lot Orders are only eligible to be Protected Quotations if aggregated to form a round lot.

(3) *Mixed Lot Order.* An order to buy or sell a mixed lot. Odd lot portions of Mixed Lot Orders are only eligible to be Protected Quotations if aggregated to form a round lot.

(4) *EDGA Only Order.* An order that is to be ranked and executed on the Exchange pursuant to Rule 11.8 and Rule 11.9(b)(1) or cancelled, without routing away to another trading center. An EDGA Only Order that, at the time of entry, would cross a Protected Quotation will be repriced to the locking price and ranked at such price in the EDGA Book. An EDGA Only

Order that, if at the time of entry, would create a violation of Rule 610(d) of Regulation NMS by locking or crossing a Protected Quotation will be displayed by the System at one minimum price variation below the current NBO (for bids) or to one minimum price variation above the current NBB (for offers) (collectively, the "displayed price sliding process"). In the event the NBBO changes such that the EDGA Only Order at the original locking price would not lock or cross a Protected Quotation, the order will receive a new timestamp, and will be displayed at the original locking price. The System will default to the displayed price sliding process for an EDGA Only Order unless the User has entered instructions not to use the displayed price sliding process.

(5) *Post Only Order*. An order that is to be ranked and executed on the Exchange pursuant to Rule 11.8 and Rule 11.9(b)(1) or cancelled, as appropriate, without routing away to another trading center except that the order will not remove liquidity from the EDGA Book absent an order instruction to the contrary. A EDGA Post Only Order will be subject to the displayed price sliding process unless a User has entered instructions not to use the displayed price sliding process as set forth in paragraph (c)(4) above.

(6) *Pegged Order*. A limit order whose price is automatically adjusted by the System in response to changes in the NBBO. A User entering a Pegged Order can specify that order's price will either be at or inferior to the NBBO by an amount set by the User. If a Pegged Order displayed on the Exchange would lock the market, the price of the order will be automatically adjusted by the System to one minimum price variation below the current NBO (for bids) or to one minimum price variation above the current NBB (for offers). A new timestamp is created for the order each time it is automatically adjusted. Pegged Orders are not eligible for routing pursuant to Rule 11.9(b)(2).

(7) *Mid-Point Peg Order*. A limit order whose price is automatically adjusted by the System in response to changes in the NBBO to be pegged to the midpoint of the NBBO. A new timestamp is created for the order each time it is automatically adjusted. Mid-Point Peg Orders are not eligible for routing pursuant to Rule 11.9(b)(2) and are not displayed on the Exchange.

(8) *Non-Displayed Order*. A market or limit order that is not displayed on the Exchange. A Non-Displayed Order is ranked based on the specified limit price and time of order entry in accordance with Rule 11.8(a)(2) and is available for potential execution against incoming marketable orders in accordance with Rule 11.9(b)(1)(A)-(B). The System shall not accept a Non-Displayed Order that is priced better than midpoint of the NBBO.

(9) *Destination Specific Order*. A market or limit order that instructs the System to route the order to a specified away trading center or centers, after exposing the order to the EDGA Book. Destination Specific Orders that are not executed in full after routing away are processed by the Exchange as described below in Rule 11.9(b)(1), save where the User has provided instructions that the order reside on the book of the relevant away trading center.

(10) *Destination-on-Open Order*. A market or limit order that instructs the System to route the order to a specified away trading center to participate in said trading center's opening process, without being processed by the System as described below in Rule 11.9(b)(1), and which after participating in such opening process will be returned to the EDGA Book for execution and/or display, to the extent unfilled.

(11) *Step-up Order.* A market or limit order with the instruction that the System display the order to Users at or within the NBBO price pursuant to Rule 11.9(b)(1)(C).

(12) *Stop Order.* A stop order is an order that becomes a market order when the stop price is elected. A stop order to buy is elected when the security trades at, or above, the specified stop price. A stop order to sell is elected when the security trades on the Exchange at, or below, the specified stop price.

(13) *Stop Limit Order.* A stop limit order is an order that becomes a limit order when the stop price is elected. A stop limit order to buy is elected when the security trades at, or above, the specified stop price. A stop limit order to sell becomes a sell limit order when the security trades at, or below, the specified stop price.

(14) *Discretionary Order.* Orders to buy or sell a stated amount of a security at a specified, undisplayed price (the "discretionary price"), as well as at a specified, displayed price ("displayed price").

(d) *Intermarket Sweep Orders.*

(1) The System will accept incoming Intermarket Sweep Orders ("ISO") (as such term is defined in Regulation NMS). In order to be eligible for treatment as an Intermarket Sweep Order, the limit order must be marked "ISO" and the User entering the order must simultaneously route one or more additional limit orders marked "ISO," as necessary, to away markets to execute against the full displayed size of any Protected Quotation for the security with a price that is superior to the limit price of the Intermarket Sweep Order entered in the System. Such orders, if they meet the requirements of the foregoing sentence, may be executed at one or multiple price levels in the System without regard to Protected Quotations at away markets consistent with Regulation NMS (*i.e.*, may trade through such quotations). The Exchange relies on the marking of an order as an ISO order when handling such order, and thus, it is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to Intermarket Sweep Orders. ISOs are not eligible for routing pursuant to Rule 11.9(b)(2).

(2) The term "Directed Intermarket Sweep Order" ("Directed ISO") shall mean, for any order so designated, an ISO entered by a User that bypasses the System and is immediately routed by the Exchange to an away trading center specified by the User for execution. It is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to Intermarket Sweep Orders.

(e) *Cancel/Replace Messages.* A User may, by appropriate entry in the System, cancel or replace an existing order entered by the User, subject to the following limitations.

(1) Orders may only be cancelled or replaced if the order has a time-in-force term other than IOC and if the order has not yet been executed.

(2) If an order has been routed to another trading center, the order will be placed in a "Pending" state until the routing process is completed. Executions that are completed when the order is in the "Pending" state will be processed normally.

(3) Only the price and quantity terms of the order may be changed by a Replace Message (including changing a limit order to a market order). If a User desires to change any other terms of an existing order the existing order must be cancelled and a new order must be entered.

(4) Notwithstanding anything to the contrary in these Exchange Rules, no cancellation or replacement of an order will be effective until such message has been received and processed by the System.

Rule 11.6. Units of Trading

One hundred (100) shares shall constitute a "round lot," any amount less than 100 shares shall constitute an "odd lot," and any amount greater than 100 shares that is not a multiple of a round lot shall constitute a "mixed lot".

Rule 11.7. Price Variations

(a) Bids, offers, orders or indications of interests in securities traded on the Exchange shall not be made in an increment smaller than:

(1) $0.01 if those bids, offers or indications of interests are priced equal to or greater than $1.00 per share; or

(2) $0.0001 if those bids, offers or indications of interests are priced less than $1.00 per share and the security is an NMS stock pursuant to Commission Rule 600(b)(46) and is trading on the Exchange; or

(3) Any other increment established by the Commission for any security which has been granted an exemption from the minimum price increments requirements of Commission Rule 612(a) or 612(b).

Rule 11.8. Priority of Orders

(a) *Ranking.* Orders of Users shall be ranked and maintained in the EDGA Book based on the following priority:

(1) The highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases.

(2) Subject to the Execution Process described below, where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price, up to the number of shares of stock specified in the order. The System shall execute equally priced trading interest within the System in time priority in the following order:

(A) Displayed size of limit orders;

(B) Non-displayed limit orders and the reserve quantity of Reserve Orders; and

(C) Discretionary range of Discretionary Orders as set forth in Rule 11.5(c)(14).

(3) Market participants may direct that orders entered into the System not execute against orders entered under the same MPID. In such a case, the System will not permit such orders to execute against one another, regardless of priority ranking.

(4) In the event an order has been cancelled or replaced in accordance with Rule 11.5(e) above, such order only retains priority if such modification involves a decrease in the size of the order. Any other modification to an order, including an increase in the size of the order and/or price change, will result in such order losing priority as compared to other orders in the EDGA Book and the timestamp for such order being revised to reflect the time of the modification.

(5) In the event that less than the full size of an order is executed, the unexecuted size of the order shall retain priority at the same limit price in accordance with paragraphs (1) and (2) above.

(6) The displayed quantity of a Reserve Order shall have time priority as of the time of display. If the displayed quantity of the Reserve Order is decremented such that 99 shares or fewer would be displayed, the displayed portion of the Reserve Order shall be refreshed for (i) the original displayed quantity, or (ii) the entire reserve quantity, if the remaining reserve quantity is smaller than the original displayed quantity. A new timestamp is created both for the refreshed and reserved portion of the order each time it is refreshed from reserve.

(b) *Dissemination.* The best-ranked order(s) to buy and the best-ranked order(s) to sell that are displayable in the EDGA Book and the aggregate displayed size of such orders associated with such prices shall be collected and made available to quotation vendors for dissemination pursuant to the requirements of Rule 602 of Regulation NMS.

Rule 11.9. Order Execution

(a) Subject to the restrictions on short sales under these Exchange Rules or the Act and the rules and regulations thereunder, orders shall be matched for execution in accordance with this Rule 11.9. For any execution to occur during Regular Trading Hours, however, the price must be equal to or better than the Protected NBBO, unless the order is marked ISO or unless the execution falls within another exception set forth in Rule 611(b) of Regulation NMS. For any execution to occur during Pre-Opening Session Hours, the price must be equal to or better than the highest bid or lowest offer. For purposes of this Rule 11.9, any order falling within the parameters of this paragraph shall be referred to as "executable."

(b) *Execution and Routing.*

(1) *Execution against EDGA Book.* An incoming order shall first attempt to be matched for execution against orders in the EDGA Book.

(A) An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell in the EDGA Book and is executable. Such order to buy shall be executed at the price(s) of the lowest order(s) to sell having priority in the EDGA Book.

(B) An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy in the EDGA Book and is executable. Such order to sell shall be executed at the price(s) of the highest order(s) to buy having priority in the EDGA Book.

(C) Prior to routing to away Trading Centers pursuant to Rule 11.9(b)(2) or cancellation per the order instruction, Step-up Orders shall be displayed to Users, in a manner that is separately identifiable from other Exchange orders, at or within the NBBO price for a period of time not to exceed five hundred milliseconds as determined by the Exchange.

(2) *Routing to Away Trading Centers.* Unless the terms of the order direct the Exchange not to route such order away (*e.g.*, a EDGA Only Order), if a market or marketable limit order has not been executed in its entirety pursuant to paragraph (b)(1) above, the order shall be eligible for routing away as follows:

(A) Routing of Market Orders. The System will designate market orders as IOC or ISO and will cause such orders to be routed for execution to one or more Trading Centers (as defined in Rule 2.11) for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the System will either: (i) process the unfilled balance of an order as a EDGA Only Order pursuant to Rule 11.5(c)(4), or (ii) repeat the process described in paragraph (b)(1) above and this paragraph (b)(2)(A) by executing against the EDGA Book and/or routing orders to other market centers until the original, incoming order is executed in its entirety.

(B) Routing of Marketable Limit Orders. The System will designate marketable limit orders as IOC or ISO and will cause such orders to be routed for execution to one or more Trading Centers (as defined in Rule 2.11)for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the System will either: (i) process the unfilled balance of an order as a EDGA Only Order pursuant to Rule 11.5(c)(4), or (ii) repeat the process described in paragraph (b)(1) above and this paragraph (b)(2)(B) by executing against the EDGA Book and/or routing orders to other market centers until the original, incoming order is executed in its entirety or its limit price is reached. If the order's limit price is reached, the order will be posted in the EDGA Book.

(c) *Priority of Routed Orders*. Orders sent by the System to Trading Centers do not retain time priority with respect to other orders in the System and the System shall continue to execute other orders while routed orders are away at another Trading Center. Once routed by the System, an order becomes subject to the rules and procedures of the destination market including, but not limited to, short-sale regulation and order cancellation. Requests from Users to cancel their orders while the order is routed away to another trading center and remains outside the System shall be processed, subject to the applicable trading rules of the relevant trading center. If a routed order is subsequently returned, in whole or in part, that order, or its remainder, shall receive a new timestamp reflecting the time of its return to the System. Following the routing process described above, unless the terms of the order direct otherwise, any unfilled portion of the order originally entered into the System shall be ranked in the EDGA Book in accordance with the terms of such order under Rule 11.8 and such order shall be eligible for execution under this Rule 11.9.

(d) *Display of Automated Quotations*. The System will be operated as an "automated market center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations. The Exchange shall communicate to Users its procedures concerning a change from automated to "manual quotations" (as defined in Regulation NMS).

(e) *Self-Help*. The Exchange intends to take advantage of the self-help provisions of Regulation NMS. Pursuant to the self-help provisions, the System may execute a transaction that would constitute a trade-through of a Protected Quotation displayed on another trading center if such trading center is experiencing a failure, material delay, or malfunction of its systems or equipment. If another trading center publishing a Protected Quotation repeatedly fails to respond within one second to orders sent by the System to access the trading center's Protected Quotation, the System may disregard those Protected Quotations when routing, displaying, canceling or executing orders on the Exchange. When invoking self-help, the Exchange will:

(1) Notify the non-responding trading center immediately after (or at the same time as) electing self-help; and

(2) Assess whether the cause of the problem lies with the System and, if so, taking immediate steps to resolve the problem instead of invoking self-help.

Rule 11.10. Trade Execution and Reporting

(a) Executions occurring as a result of orders matched against the EDGA Book shall be reported by the Exchange to an appropriate consolidated transaction reporting system to the extent required by the Act and the rules and regulations thereunder. Executions occurring as a result of orders routed away from the System shall be reported to an appropriate consolidated transaction reporting system by the relevant reporting trading center. The Exchange shall promptly notify Users of all executions of their orders as soon as such executions take place.

(b) The Exchange shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national market system plan for an NMS stock. If a trade is executed pursuant to both the intermarket sweep order exception of Rule 611(b)(5) of Regulation NMS and the self-help exception of Rule 611(b)(1) of Regulation NMS, such trade shall be identified as executed pursuant to the intermarket sweep order exception.

Rule 11.11. Clearance and Settlement; Anonymity

(a) Each Member must either (1) be a member of a Qualified Clearing Agency, or (2) clear transactions executed on the Exchange through another Member that is a member of a Qualified Clearing Agency. If a Member clears transactions through another Member that is a member of a Qualified Clearing Agency ("clearing member"), such clearing member shall affirm to the Exchange in writing, through letter of authorization, letter of guarantee or other agreement acceptable to the Exchange, its agreement to assume responsibility for clearing and settling any and all trades executed by the Member designating it as its clearing firm. The rules of any such clearing agency shall govern with respect to the clearance and settlement of any transactions executed by the Member on the Exchange.

(b) Each transaction executed within the System is executed on a locked-in basis and shall be automatically processed for clearance and settlement.

(c) The transaction reports produced by the System will indicate the details of transactions executed in the System but shall not reveal contra party identities. Except as set forth in paragraph (d) below, transactions executed in the System will also be cleared and settled anonymously.

(d) Except as required by any Qualified Clearing Agency, the Exchange will reveal the identity of a Member or Member's clearing firm in the following circumstances:

(1) for regulatory purposes or to comply with an order of a court or arbitrator; or

(2) when a Qualified Clearing Agency ceases to act for a Member or the Member's clearing firm, and determines not to guarantee the settlement of the Member's trades.

Rule 11.12. LIMITATION OF LIABILITY

(a) NEITHER THE EXCHANGE NOR ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("EXCHANGE RELATED PERSONS") SHALL BE LIABLE TO ANY USER OR MEMBER, OR SUCCESSORS, REPRESENTATIVES OR CUSTOMERS THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

(1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(b) EACH MEMBER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE EXCHANGE, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(c) NEITHER THE EXCHANGE NOR ANY EXCHANGE RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

Rule 11.13. Clearly Erroneous Trades

(a) *Definition.* For purposes of this Rule, the terms of a transaction executed on the Exchange are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both parties or determined by the Exchange to be clearly erroneous will be removed from the Consolidated Tape.

(b) *Request and Timing of Review.* A Member that receives an execution on an order that was submitted erroneously to the Exchange for its own or customer account may request that the Exchange review the transaction under this Rule. An Officer of the Exchange or such other employee designee of the Exchange ("Officer") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Such request for review shall be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members.

(1) *Requests for Review.* Requests for review must be received within thirty (30) minutes of execution time and shall include information concerning the time of the transaction(s), security symbol(s), number of shares, price(s), side (bought or sold), and factual basis for believing that the trade is clearly erroneous. Upon receipt of a timely filed request that satisfies the numerical guidelines set forth in Section (c)(1) of this Rule, the counterparty to the trade shall be notified by the Exchange as soon as practicable, but generally within 30 minutes. An Officer may request additional supporting written information to aid in the resolution of the matter. If requested, each party to the transaction shall provide, within thirty (30) minutes of the request, any supporting written information. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(2) *Routed Executions.* Other market centers will generally have an additional 30 minutes from receipt of their participant's timely filing, but no longer than 60 minutes from the time of the execution at issue, to file with the Exchange for review of transactions routed to the Exchange from that market center and executed on the Exchange.

(c) *Thresholds.* Determinations of a clearly erroneous execution will be based on all relevant factors on a case by case basis including, but not limited to, the following:

(1) *Numerical Guidelines.* A transaction executed during the Regular Market Session or the Pre-Opening and Post-Closing Session may be found to be clearly erroneous only if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price by an amount that equals or exceeds the Numerical Guidelines set forth below. The execution time of the transaction under review determines whether the guidance threshold is Regular Market Session or Pre-Opening or Post-Closing Session (which occurs before and after the Regular Market Session). The Reference Price will be equal to the consolidated last sale immediately prior to the execution(s) under review except for in Unusual Circumstances as described in (c)(2) below.

Reference Price: Consolidated Last Sale	Regular Market Session Numerical Guidelines (Subject transaction's % difference from the Consolidated Last Sale):	Pre-Opening and Post-Closing Session Numerical Guidelines (Subject transaction's % difference from the Consolidated Last Sale):
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%
Greater than $50.00	3%	6%
Multi-Stock Event – Filings involving five or more securities by the same Member will be aggregated into a single filing	10%	10%

Leveraged ETF/ETN securities	Regular Market Session Numerical Guidelines multiplied by the leverage multiplier (ie. 2x)	Pre-Opening and Post-Closing Session Numerical Guidelines multiplied by the leverage multiplier (ie. 2x)

(2) *Unusual Circumstances and Joint Market Rulings.* In Unusual Circumstances, which may include periods of extreme market volatility, sustained illiquidity, or widespread system issues, the Exchange may, in its discretion and with a view toward maintaining a fair and orderly market and the protection of investors and the public interest, use a Reference Price other than the consolidated last sale. Other Reference Prices may include the consolidated inside price, the consolidated opening price, the consolidated prior close, or the consolidated last sale prior to a series of executions. It may also be necessary to use a higher Numerical Guideline if, after market participants have been alerted to the existence of erroneous activity, the price of the security returns toward its prior trading range but continues to trade beyond the price at which trades would normally be broken. The Exchange also may use a different Reference Price and/or higher Numerical Guideline in events that involve Trading Centers in an effort to coordinate a Reference Price and/or Numerical Guideline that is consistent across markets. In order to achieve consistent results across markets, when a ruling is made in conjunction with another market center it may be determined that the number of affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest.

(3) *Additional Factors.* An Officer may also consider additional factors to determine whether an execution is clearly erroneous, including but not limited to, system malfunctions or disruptions, volume and volatility for the security, derivative securities products that correspond to greater than 100% in the direction of a tracking index, news released for the security, whether trading in the security was recently halted/resumed, whether the security is an IPO, whether the security was subject to a stock-split, reorganization, or other corporate action, overall market conditions, Pre-Opening and Post-Closing Session executions, validity of the consolidated tapes trades and quotes, consideration of primary market indications, and executions inconsistent with the trading pattern in the stock. Each additional factor shall be considered with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(4) *Numerical Guidelines Applicable to Volatile Market Opens.* The Exchange may expand the Numerical Guidelines applicable to transactions occurring between 9:30 a.m. and 10:00 a.m. based on the disseminated value of the S & P 500 Futures at 9:15 a.m.

(A) When the S & P 500 Futures are up or down from 3% to up to but not including 5% at 9:15 a.m. the Numerical Guidelines (calculated pursuant to Section (c)(1) above) are doubled for executions occurring between 9:30 a.m. and 10:00 am.

(B) When the S & P 500 Futures are up or down 5% or greater at 9:15 a.m. the Numerical Guidelines (calculated pursuant to Section (c)(1) above) are tripled for executions occurring between 9:30 a.m. and 10:00 am.

(d) *Outlier Transactions.* In the case of an Outlier Transaction, an Officer may at its sole discretion, and on a case-by-case basis, consider requests received pursuant to subsection (b) of this Rule after 30 minutes, but not longer than sixty minutes after the transaction in question, depending on the facts and circumstances surrounding such request.

(1) "Outlier Transaction" means a transaction where:

(A) the execution price of the security is greater than three times the current Numerical Guidelines set forth in Paragraph (c)(1) of this Section, or

(B) the execution price of the security in question is not within the Outlier Transaction parameters set forth in Paragraph (d)(1)(i) of the Section but breaches the 52-week high or 52-week low, the Exchange may consider Additional Factors as outlined in 11.13(c)(3), in determining if the transaction qualifies for further review or if the Exchange shall decline to act.

(e) *Review Procedures.*

(1) *Determination by Officer.* Unless both parties to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Officer. If the Officer determines that the transaction is not clearly erroneous, the Officer shall decline to take any action in connection with the completed trade. In the event that the Officer determines that the transaction in dispute is clearly erroneous, the Officer shall declare the transaction null and void. A determination shall be made generally within 30 minutes of receipt of the complaint, but in no case later than the start of the Regular Market Session on the following trading day. The parties shall be promptly notified of the determination.

(2) Appeals. If a Member affected by a determination made under this Rule so requests within the time permitted below, the Clearly Erroneous Execution Panel ("CEE Panel") will review decisions made by the Officer under this Rule, including whether a clearly erroneous execution occurred and whether the correct determination was made; provided however that the CEE Panel will not review decisions made by an officer under subsection (f) of this Rule if such Officer also determines under subsection (f) of this Rule that the number of the affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest.

(A) The CEE Panel will consist of the Exchange's Chief Regulatory Officer ("CRO"), or a designee of the CRO, and representatives from two (2) Members.

(B) The Exchange shall designate at least ten (10) Member representatives to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person affiliated with a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(3) A request for review on appeal must be made via e-mail within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received between 3:00 ET and the close of trading in the Post-Closing Session, a decision will be rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(4) The CEE Panel may overturn or modify an action taken by the Officer under this Rule. All determinations by the CEE Panel shall constitute final action by the Exchange on the matter at issue.

(5) If the CEE Panel votes to uphold the decision made pursuant to Rule 11.13 (e)(1), the Exchange will assess a $500.00 fee against the Member(s) who initiated the request for appeal.

(6) Any determination by an officer or by the CEE Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(f) *System Disruption and Malfunctions.* In the event of any disruption or a malfunction in the use or operation of any electronic communications and trading facilities of the Exchange, or extraordinary market conditions or other circumstances in which the nullification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest exist, the Officer of the Exchange or such other senior level employee designee, on his or her own motion, may review such transactions and declare such transactions arising out of the use or operation of such facilities during such period null and void. In such events, the Officer of the Exchange or such other senior level employee designee will rely on the provisions of Section (c)(1)–(3) of this Rule, but in extraordinary circumstances may also use a lower Numerical Guideline if necessary to maintain a fair and orderly market, protect investors and the public interest. Absent extraordinary circumstances, any such action of the Officer of the Exchange or such other senior level employee designee pursuant to this subsection (f) shall be taken within thirty (30) minutes of detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or such other senior level employee designee must be taken by no later than the start of Regular Session Trading on the day following the date of execution(s) under review. Each Member involved in the transaction shall be notified as soon as practicable, and the Member aggrieved by the action may appeal such action in accordance with the provisions of subsection (e)(2)-(4).

(g) *Officer of the Exchange or such other senior level employee designee Acting On Own Motion.* An Officer of the Exchange or such other senior level employee designee, acting on its own motion, may review potentially erroneous executions and declare trades null and void or shall decline to take any action in connection with the completed trade(s). In such events, the Officer of the Exchange or such other senior level employee designee will rely on the provisions of Section (c)(1)–(3) of this Rule, but in extraordinary circumstances may also use a lower Numerical Guideline if necessary to maintain a fair and orderly market, protect investors and the public interest. Absent extraordinary circumstances, any such action of the Officer of the

Exchange or such other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or such other senior level employee designee must be taken by no later than the start of the Regular Market Session on the trading day following the date of execution(s) under review. When such action is taken independently, each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of subsection (e)(2)-(4) above.

(h) *Trade Nullification for UTP Securities that are Subject of Initial Public Offerings ("IPOs").* Pursuant to SEC Rule 12f-2, as amended, the Exchange may extend unlisted trading privileges to a security that is the subject of an initial public offering when at least one transaction in the subject security has been effected on the national securities exchange or association upon which the security is listed and the transaction has been reported pursuant to an effective transaction reporting plan. A clearly erroneous error may be deemed to have occurred in the opening transaction of the subject security if the execution price of the opening transaction on the Exchange is the lesser of $1.00 or 10% away from the opening price on the listing exchange or association. In such circumstances, the Officer shall declare the opening transaction null and void or shall decline to take action in connection with the completed trade(s). Clearly erroneous executions of subsequent transactions of the subject security will be reviewed in the same manner as the procedure set forth in (e)(1). Absent extraordinary circumstances, any such action of the Officer pursuant to this subsection (h) shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer must be taken by no later than the start of Regular Session Trading on the day following the date of execution(s) under review. Each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of subsection (e)(2)-(4) above.

Rule 11.14. Trading Halts Due to Extraordinary Market Volatility

(a) Trading in stocks will halt on the Exchange and will not reopen for the time periods described in this paragraph (a) if the Dow Jones Industrial Average reaches Level 1 below its closing value on the previous trading day:

(1) before 2:00 p.m. Eastern Time, for one hour;

(2) at or after 2:00 p.m. but before 2:30 p.m. Eastern Time, for 30 minutes.

If the Dow Jones Industrial Average reaches Level 1 below its closing value on the previous trading day at or after 2:30 p.m. Eastern Time, trading will continue through the facilities of the Exchange until the close, unless the Dow Jones Industrial Average reaches Level 2 below its closing value on the previous trading day, at which time trading will be halted for the remainder of the day.

(b) Trading in stocks will halt on the Exchange and will not re-open for the time periods described in this paragraph (b) if the Dow Jones Industrial Average reaches Level 2 below its closing value on the previous trading day:

(1) before 1:00 Eastern Time, for two hours;

(2) at or after 1:00 p.m. but before 2:00 p.m. Eastern Time, for one hour;

(3) at or after 2:00 p.m. Eastern Time, for the remainder of the day.

(c) If the Dow Jones Industrial Average reaches Level 3 below its closing value on the previous trading day, trading in stocks will halt on the Exchange and will not reopen for the remainder of the day.

(d) On the occurrence of any trading halt pursuant to this Rule 11.14, all outstanding orders in the System will be cancelled.

Commentary:

.01 Levels 1, 2 and 3 will be calculated at the beginning of each calendar quarter, using the average closing value of the Dow Jones Industrial Average for the month prior to the beginning of the quarter. Level 1 will be 10% of such average closing value calculation; Level 2 will be 20% of such average closing value calculation; Level 3 will be 30% of such average closing value calculation. Each Level will be rounded to the nearest fifty points. The values of Levels 1, 2 and 3 will remain in effect until the next calculation.

.02 The restrictions in this Rule 11.14 will apply whenever the Dow Jones Industrial Average reaches the trigger values notwithstanding the fact that at any given time, the calculation of the value of the average may be based on the prices of less than all of the stocks included in the average.

.03 The reopening of trading following a trading halt under this Rule 11.14 will be conducted pursuant to procedures adopted by the Exchange and communicated by notice to its Members.

.04 Nothing in this Rule 11.14 should be construed to limit the ability of the Exchange to otherwise halt or suspend the trading in any stock or stocks traded on the Exchange pursuant to any other Exchange Rule or policy.

Rule 11.15. Short Sales

All short sale orders shall be identified as a short sale when entered into the System.

Rule 11.16. Locking or Crossing Quotations in NMS Stocks

(a) *Definitions*. For purposes of this Rule 11.16, the following definitions shall apply:

(1) The terms automated quotation, effective national market system plan, intermarket sweep order, manual quotation, NMS stock, protected quotation, regular trading hours, and trading center shall have the meanings set forth in Rule 600(b) of Regulation NMS.

(2) The term crossing quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(3) The term locking quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(b) *Prohibition.* Except for quotations that fall within the provisions of paragraph (d) of this Rule, the System shall not make available for dissemination, and Users shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a protected quotation, and any manual quotations that lock or cross a quotation previously disseminated pursuant to an effective national market system plan.

(c) *Manual quotations.* If a User displays a manual quotation that locks or crosses a quotation previously disseminated pursuant to an effective national market system plan, such User shall promptly either withdraw the manual quotation or route an intermarket sweep order to execute against the full displayed size of the locked or crossed quotation.

(d) *Exceptions.*

(1) The locking or crossing quotation was displayed at a time when the trading center displaying the locked or crossed quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(2) The locking or crossing quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

(3) The locking or crossing quotation was an automated quotation, and the User displaying such automated quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of any locked or crossed protected quotation.

(4) The locking or crossing quotation was a manual quotation that locked or crossed another manual quotation, and the User displaying the locking or crossing manual quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of the locked or crossed manual quotation.

CHAPTER XII. TRADING PRACTICE RULES

Rule 12.1. Market Manipulation

No Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on the Exchange or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

Rule 12.2. Fictitious Transactions

No Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(a) execute any transaction in such security which involves no change in the beneficial ownership thereof, or

(b) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(c) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

Rule 12.3. Excessive Sales by a Member

No Member shall execute purchases or sales in any security traded on the Exchange for any account in which such Member is directly or indirectly interested, which purchases or sales are excessive in view of the Member's financial resources or in view of the market for such security.

Rule 12.4. Manipulative Transactions

(a) No Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(d) The carrying on margin of a position in such security or the advancing of credit through loans to any such pool, syndicate or joint account shall be deemed to be financing a manipulative operation.

Rule 12.5. Dissemination of False Information

No Member shall make any statement or circulate and disseminate any information concerning any security traded on the Exchange which such Member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

Rule 12.6. Customer Priority

(a) No Member shall (i) personally buy or initiate the purchase of any security traded on the Exchange for its own account or for any account in which it or any associated person of the member is directly or indirectly interested while such a member holds or has knowledge that any person associated with it holds an unexecuted market order to buy such security in the unit of trading for a customer, or (ii) sell or initiate the sale of any such security for any such account while it personally holds or has knowledge that any person associated with it holds an unexecuted market order to sell such security in the unit of trading for a customer.

(b) No Member shall (i) buy or initiate the purchase of any such security for any account in which it or any associated person of the member is directly or indirectly interested at or below the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limit order to buy such security in the unit of trading for a customer or (ii) sell or initiate the sale of any such security for any such account at or above the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limit order to sell such security in the unit of trading for a customer.

(c) The provisions of paragraphs (a) and (b) of this Rule shall not apply: (i) to any purchase or sale of any such security in an amount less than the unit of trading made by a member to offset odd-lot orders for customers; (ii) to any purchase or sale of any such security upon terms for delivery other than those specified in such unexecuted market or limit order; or (iii) to any unexecuted order that is subject to a condition that has not been satisfied.

(d) The provisions of paragraphs (a) and (b) of this Rule also shall not apply if a Member engages in trading activity to facilitate the execution, on a riskless principal basis, of another order from its customer (whether its own customer or the customer of another member) (the "facilitated order"). This exemption applies to both offsetting transaction legs of a riskless principal transaction but only to the extent of the actual number of shares that are required to satisfy the facilitated order. A "riskless principal transaction" is defined as two offsetting principal transaction legs in which a Member, (i) after having received an order to buy a security that it holds for execution on the Exchange, purchases the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to buy or (ii) after having received an order to sell a security that it holds for execution on the Exchange, sells the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to sell.

Interpretations and Policies

.01 A Member or any associated person of a Member responsible for entering orders for its own account or any account in which it is directly or indirectly interested shall be presumed to have knowledge of a particular unexecuted customer order. Such presumption can be rebutted by adequate evidence which shows, to the Exchange's satisfaction, that the Member has implemented a reasonable system of internal policies and procedures and has an adequate system of internal controls to prevent the misuse of information about customer orders by those responsible for entering such proprietary orders.

.02 A Member shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) representing the NBBO, the Member, for his own account, trades with an incoming market or marketable limit order at a price which is less than one penny better than the price of such customer limit order (not the quoted price) held by such Member.

.03 A Member shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) at a price outside the NBBO, the Member, for his own account, trades with an incoming market or marketable limit order at a price which is less than the nearest penny increment to the actual price of the customer limit order (not the quoted price) held by such Member.

Rule 12.7. Joint Activity

No Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded on the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account:

(a) the name of the account, with names of all participants and their respective interests in profits and losses;

(b) a statement regarding the purpose of the account;

(c) the name of the Member carrying and clearing the account; and

(d) a copy of any written agreement or instrument relating to the account.

Rule 12.8. Influencing the Consolidated Tape

No Member shall attempt to execute a transaction or transactions to buy or sell a security for the purpose of influencing any report appearing on the Consolidated Tape.

Rule 12.9. Trade Shredding

No Member or associated person of a Member may engage in "trade shredding". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Member or associated person of a Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this Rule 12.9, "monetary or in-kind amount" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Member or associated person of a Member.

Rule 12.10. Options

(a) No Member shall initiate the purchase or sale on the Exchange for its own account, or for any account in which it is directly or indirectly interested, of any stock of any issuer in which it holds or has granted any put, call, straddle or option; provided, however, that this prohibition shall not be applicable in respect of any option issued by The Options Clearing Corporation.

(b) No Member acting as an odd-lot dealer shall become interested directly or indirectly, in a pool dealing or trading in the stock of any issuer in which it is an odd-lot dealer, nor shall it acquire or grant directly or indirectly, any option to buy or sell, receive or deliver shares of stock of any issuer in which such Member is an odd-lot dealer, unless such option is issued by The Options Clearing Corporation.

Rule 12.11. Best Execution

In executing customer orders, a Member is not a guarantor of "best execution" but must use the care of a reasonably prudent person in the light of all circumstances deemed relevant by the Member and having regard for the Member's brokerage judgment and experience.

Interpretations and Policies

.01 As part of a Member's fiduciary obligation to provide best execution for its customer limit orders, the Member shall refer to, and comply with, Rule 604 promulgated under the Act.

Rule 12.12. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication on the Consolidated Tape all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of an effective transaction reporting plan approved by the Commission.

(b) To facilitate the dissemination of such last sale price reports, each Member shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the effective transaction reporting plan.

(c) An official of the Exchange shall approve any corrections to reports transmitted over the consolidated tape. Any such corrections shall be made within one day after detection of the error.

CHAPTER XIII. MISCELLANEOUS PROVISIONS

Rule 13.1. Comparison and Settlement Requirements

(a) Every Member who is a Member of a qualified clearing agency shall implement comparison and settlement procedures under the rules of such entity and every Member who is not such a Member shall implement comparison and settlement procedures which conform to the comparison and settlement requirements of the National Association of Securities Dealers Uniform Practice Code.

(b) For purposes of this Rule, a qualified clearing agency shall mean a clearing agency (as defined in the Act) which has agreed to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Members and Member organizations with the provisions of the Act, the rules and regulations thereunder, and the rules of the Exchange.

(c) Anything contained in paragraph (a) to the contrary notwithstanding, the Board may extend or postpone the time of the delivery of an Exchange transaction whenever, in its opinion, such action is called for by the public interest, by just and equitable principles of trade or by the need to meet unusual conditions. In such case, delivery shall be effected at such time, place and manner as directed by the Board.

Rule 13.2. Short Sale Borrowing and Delivery Requirements

Borrowing and deliveries shall be effected in accordance with Rule 203 of Regulation SHO, under the Exchange Act. The Exchange incorporates by reference Rules 200 (17 CFR 242.200) and 203 (17 CFR 242.203) of Regulation SHO, to this Rule 13.2, as if they were fully set forth herein.

Rule 13.3. Forwarding of Issuer Materials

A Member when so requested by an issuer and upon being furnished with: (1) sufficient copies of annual reports, information statements or other material required by law to be sent to stockholders periodically, and (2) satisfactory assurance that it will be reimbursed by such issuer for all out-of-pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. This paragraph shall not apply to beneficial owners residing outside of the United States of America though Members may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

Rule 13.4. Assigning of Registered Securities in Name of a Member or Member Organization

A Member may authorize one or more persons who are his or its employees to assign registered securities in the name of such Member and to guarantee assignments of registered securities with the same effect as if the name of such Member had been signed under like circumstances by one of the partners of the Member firm or by one of the authorized officers of the Member corporation by executing and filing with the Exchange, in a form prescribed by it, a separate Power of Attorney for each person so authorized.

Rule 13.5. Commissions

Nothing in the Exchange Rules, the By-Laws or the Exchange practices shall be construed to require, authorize or permit any Member, or any person associated with a Member, to agree or arrange, directly or indirectly, for the charging of fixed rates of commission for transactions effected on, or effected by the use of the facilities of, the Exchange.

Rule 13.6. Off-Exchange Transactions

No rule, stated policy or practice of this Exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any Member to effect any transaction otherwise than on this Exchange with another person in any security listed on this Exchange or to which unlisted trading privileges on this Exchange have been extended.

Rule 13.7. Regulatory Services Agreements

The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Securities Exchange Act of 1934. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by the Securities and Exchange Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

CHAPTER XIV. SECURITIES TRADED

Rule 14.1. Unlisted Trading Privileges

(a) Notwithstanding the requirements for listing set forth in these Rules, the Exchange may extend unlisted trading privileges ("UTP") to any Equity Security (as defined below) that is listed on another national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Exchange Act. Any such security will be subject to all Exchange trading rules applicable to equity securities, unless otherwise noted. The Exchange will not list any Equity Securities. Therefore, the provisions of Rules 14.2 through 14.9 that permit the listing of Equity Securities other than common stock, secondary classes of common stock, preferred stock and similar issues, shares or certificates of beneficial interest of trusts, notes, limited partnership interests, warrants, certificates of deposit for common stock, convertible debt securities, American Depositary Receipts ("ADRs"), and contingent value rights ("CVRs") will not be effective until the Exchange files a proposed rule change under Section 19(b)(2) under the Exchange Act to amend its rules to comply with Rule 10A-3 under the Exchange Act and to incorporate qualitative listing criteria, and such proposed rule change is approved by the Commission. For purposes of this Chapter XIV, the term "Equity Security" means, but is not limited to, common stock, secondary classes of common stock, preferred stock and similar issues, shares or certificates of beneficial interest of trusts, notes, limited partnership interests, warrants, certificates of deposit for common stock, convertible debt securities, ADRs, CVRs, Investment Company Units, Trust Issued Receipts (including those based on Investment Shares), Commodity-Based Trust Shares, Currency Trust Shares, Partnership Units, Equity-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Portfolio Depositary Receipts and Equity-Linked Debt Securities.

(b) Prior to the commencement of trading of CVRs on the Exchange, the Exchange will distribute a circular to its Members providing guidance regarding Member compliance responsibilities (including suitability recommendations and account approval) when handling transactions in CVRs.

(c) UTP Derivative Securities. Any UTP Security that is a "new derivative securities product" as defined in Rule 19b-4(e) under the Exchange Act (a "UTP Derivative Security") and traded pursuant to Rule 19b-4(e) under the Exchange Act shall be subject to the additional following rules:

(1) Form 19b-4(e). The Exchange shall file with the Securities and Exchange Commission a Form 19b-4(e) with respect to each UTP Derivative Security.

(2) Information Circular. The Exchange shall distribute an information circular prior to the commencement of trading in each such UTP Derivative Security that generally includes the same information as contained in the information circular provided by the listing exchange, including: (a) the special risks of trading new derivative securities product; (b) the Exchange Rules that will apply to the new derivative securities product, including Rule 3.7; (c) information about the dissemination of value of the underlying assets or indexes; and (d) the risk of trading during the Pre-Opening Session (9:00 a.m. – 9:30 a.m. Eastern Time) due to the lack of calculation or dissemination of

the intra-day indicative value or a similar value.

(3) Product Description.

(A) Prospectus Delivery Requirements. Members are subject to the prospectus delivery requirements under the Securities Act of 1933, unless UTP Derivative Security that is the subject of an order by the Securities and Exchange Commission exempting the product from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and the product is not otherwise subject to prospectus delivery requirements under the Securities Act of 1933.

(B) Written Description of Terms and Conditions. The Exchange shall inform Members of the application of the provisions of this subparagraph to UTP Derivative Securities by means of an information circular. The Exchange requires that Members provide all purchasers of UTP Derivative Securities a written description of the terms and characteristics of those securities, in a form approved by the Exchange or prepared by the open-ended management company issuing such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, Members shall include a written description with any sales material relating to UTP Derivative Securities that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to the UTP Derivative Securities as an investment vehicle must include a statement substantially in the following form:

> "A circular describing the terms and characteristics of [the UTP Derivative Securities] has been prepared by the [open-ended management investment company name] and is available from your broker. It is recommended that you obtain and review such circular before purchasing [the UTP Derivative Securities]."

A Member carrying an omnibus account for a non-Member is required to inform such non-Member that execution of an order to purchase UTP Derivative Securities for such omnibus account will be deemed to constitute an agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to the Member under this Rule.

(C) Customer Requests for a Prospectus. Upon request of a customer, a Member shall also provide a prospectus for the particular UTP Derivative Securities.

(4) Trading Halts.

(A) If a temporary interruption occurs in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument and the listing market halts trading in the product, the Exchange, upon notification by the listing market of such halt due to such temporary interruption, also shall immediately halt trading in that product on the Exchange. If the intraday indicative value (or similar value) or the value of the underlying index or instrument continues not to be calculated or widely available as of the commencement of trading on the Exchange on the next business day, the Exchange shall not commence trading of the product that day. If an interruption in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument continues, the Exchange may resume trading in the product only if calculation and wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument resumes or trading in such series resumes in the listing market. Nothing in this rule shall limit the power of the Exchange under the By-Laws, Rules (including without limitation Rule 11.1) or procedures of the Exchange with respect to the Exchange's ability to suspend trading in any securities if such suspension is necessary for the protection of investors or in the public interest.

(B) For a UTP Derivative Security where a net asset value (and, in the case of managed fund shares or actively managed exchange-traded funds, a "disclosed portfolio") is disseminated, the Exchange will immediately halt trading in such security upon notification by the listing market that the net asset value and, if applicable, such disclosed portfolio, is not being disseminated to all market participants at the same time. The Exchange may resume trading in the UTP Derivative Security only when trading in the UTP Derivative Security resumes on the listing market.

(5) Surveillance. The Exchange shall enter into a comprehensive surveillance sharing agreement with markets trading components of the index or portfolio on which the UTP Derivative Security is based to the same extent as the listing exchange's rules require the listing exchange to enter into a comprehensive surveillance sharing agreement with such markets.

Rule 14.2. Investment Company Units

The Exchange will consider for listing and/or trading, whether pursuant to Rule 19b-4(e) under the Exchange Act or otherwise, units of trading ("Units") that meet the criteria of this Rule 14.2. A Unit is a security that represents an interest in a registered investment company ("Investment Company") that could be organized as a unit investment trust, an open-end management investment company, or a similar entity.

(a) Original Unit Listing Standards.

(1) The Investment Company must:

(A) hold securities (including fixed income securities) comprising, or otherwise based on or representing an interest in, an index or portfolio of securities; or

(B) hold securities in another registered investment company that holds securities as described in (A) above.

An index or portfolio may be revised as necessary or appropriate to maintain the quality and character of the index or portfolio.

(2) The Investment Company must issue Units in a specified aggregate number in return for a deposit (the "Deposit") consisting of either:

(A) a specified number of shares of securities (or, if applicable, a specified portfolio of fixed income securities) that comprise the index or portfolio, or are otherwise based on or represent an investment in securities comprising such index or portfolio, and/or a cash amount; or

(B) shares of a registered investment company, as described in clause (a)(1)(B) above, and/or a cash amount.

(3) Units must be redeemable, directly or indirectly, from the Investment Company for securities (including fixed income securities) and/or cash then comprising the Deposit. Units must pay holders periodic cash payments corresponding to the regular cash dividends or distributions declared with respect to the securities held by the Investment Company, less applicable expenses and charges.

(4) For each series of Investment Company Units, the Exchange will establish a minimum number of Units required to be outstanding at the time of commencement of trading on the Exchange. Notwithstanding the foregoing, for the initial listing of a series of Investment Company Units in reliance upon Rule 19b-4(e) under the Exchange Act, there must be at least 100,000 Units outstanding prior to the commencement of trading of a series of Units on the Exchange.

(5) Voting rights shall be as set forth in the applicable Investment Company prospectus.

(b) Underlying Indices and Portfolios.

(1) The Exchange may list and/or trade, whether by listing or pursuant to unlisted trading privileges, specified series of Units, with each series based on a specified index or portfolio of securities.

(2) Upon the initial listing of a series of Investment Company Units on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the component stocks of an index or portfolio underlying such series shall meet the following criteria as of the date of the initial deposit of securities in connection with the initial issuance of such Investment Company Units:

(A) component stocks that in the aggregate account for at least 90 percent of the weight of the index or portfolio must have a minimum market value of at least $75 million;

(B) the component stocks representing at least 90 percent of the weight of the index or portfolio must have a minimum monthly trading volume during each of the last six months of at least 250,000 shares;

(C) the most heavily weighted component stock may not exceed 30 percent of the weight of the index or portfolio, and the five most heavily weighted component stocks may not exceed 65 percent of the weight of the index or portfolio;

(D) the underlying index or portfolio must include a minimum of 13 stocks; and

(E) all securities in the underlying index or portfolio must be listed on a national securities exchange.

(3) The value of the index or portfolio must be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index or portfolio are securities of a single country other than the United States, then the value of the index or portfolio may be calculated and disseminated to the public at least once per day that is a business day in that country. If a series of Investment Company Units is listed for trading on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the current value of the underlying index must be widely disseminated by one or more major market data vendors or disseminated over the consolidated tape at least every 15 seconds during trading hours on the Exchange. In addition, there must be similarly disseminated for that series an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities plus any cash amount to permit creation of new shares of the series or upon the index value. If the Exchange is trading Investment Company Units pursuant to unlisted trading privileges, it will cease trading the Investment Company Unit if the primary listing exchange ceases trading the Investment Company Unit for any of the above reasons.

(4) If a series of Investment Company Units is listed for trading on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act:

(A) the index underlying the series must be calculated based on either the market capitalization, modified market capitalization, price equal-dollar or modified equal-dollar weighting methodology;

(B) if the index is maintained by a broker or dealer, (i) the broker or dealer must erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and (ii) the index must be calculated by a third party who is not a broker-dealer; and

(C) if a series of Investment Company Units is listed for trading or traded pursuant to unlisted trading privileges on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the Exchange will implement written surveillance procedures applicable to such series. In addition, the Exchange will comply with the record-keeping requirements of Rule 19b-4(e) under the Exchange Act, and will file Form 19b-4(e) for each series of Investment Company Units within five business days of the commencement of trading.

(c) Continued Listing Criteria.

If the Exchange lists the Units, the Exchange will consider the suspension of trading and delisting of a series of Units in any of the following circumstances:

(1) Following the initial twelve (12) month period beginning upon the commencement of trading of a series of Units, there are fewer than 50 record and/or beneficial holders of Units for 30 or more consecutive trading days;

(2) The value of the index or portfolio of securities on which the series is based is no longer calculated or available; or

(3) Such other event shall occur or condition exist that, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

In addition, the Exchange will remove Units from trading and listing upon termination of the issuing Investment Company. If the Exchange is trading Units pursuant to unlisted trading privileges, it will cease trading the Units if the primary listing exchange ceases trading the Units for any of the above reasons.

(d) Provision of Prospectus and Written Description.

(1) This paragraph shall only apply to a series of Investment Company Units as to which the sponsor or other appropriate party has obtained an exemption from Section 24(d) of the Investment Company Act of 1940. In connection with any such series of Investment Company Units listed on the Exchange, Members must provide to all purchasers of such series of Investment Company Units a written description of the terms and characteristics of such securities, in a form prepared or approved by the Exchange, not later than the time a confirmation of the first transaction in such security is delivered to such purchaser. In addition, Members must include such a written description with any sales material relating to such series of Investment Company Units that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to such series of Investment Company Units as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Investment Company Units] has been prepared by [Trust name] and is available from your broker or the EDGA EXCHANGE. It is recommended that you obtain and review such circular before purchasing [the series of Investment Company Units]. In addition, upon request, you may obtain from your broker a prospectus for [the series of Investment Company Units]."

(2) A Member carrying an omnibus account for a non-Member broker-dealer is required to inform such non-Member that execution of an order to purchase a series of Investment Company Units for such omnibus account will be deemed to constitute agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to Members under this rule.

(3) Upon request of a customer, a Member shall also provide a prospectus for the particular series of Investment Company Units.

(e) Limitation on Liability. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator guarantees the timeliness, sequence, accuracy or completeness of index and Investment Company Unit information. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator shall have any liability for any loss, damages, claim or expense arising from or occasioned by any inaccuracy, error or delay in, or omission of or from, (i) any index and Investment Company Unit information or (ii) the collection, calculation, compilation, maintenance, reporting or dissemination of any index, any portfolio or any index and Investment Company Unit information, resulting either from any negligent act or omission by the Exchange, any affiliate or any Index Licensor or Administrator or from any act, condition or cause beyond the reasonable control of the Exchange, any affiliate or any Index Licensor or Administrator, including, but not limited to, flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications or power failure, or equipment or software malfunction. Without limiting any of the foregoing, in no event shall the Exchange, any affiliate, or any index Licensor or Administrator have any liability for any lost profits or special, punitive, incidental, indirect or consequential damages, even if notified of the possibility of such damages.

(f) No Warranties. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator makes any express or implied warranty as to results that any person or party may obtain from using (i) any Investment Company Unit, (ii) the index or portfolio that is the basis for determining the component stocks of an Investment Company Unit, or (iii) any index or Investment Company Unit information, for trading or any other purpose. The Exchange, its affiliates and each Index Licensor or Administrator makes no express or implied warranties, and disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to any such Investment Company Unit, index, portfolio or information.

(g) Hours of Trading. Any series of Investment Company Units so designated by the Exchange may be traded on the Exchange during Regular Trading Hours.

Rule 14.3. Trust Issued Receipts

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts that meet the criteria of this Rule 14.3.

(b) Applicability. This rule is applicable only to Trust Issued Receipts.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Trust Issued Receipts a prospectus for the series of Trust Issued Receipts.

(d) Trading Hours. Transactions in Trust Issued Receipts may be effected during Regular Trading Hours for each series.

(e) Definitions. A "Trust Issued Receipt" means a security (i) that is issued by a trust ("Trust") that holds specified securities deposited with the Trust; (ii) that, when aggregated in some specified minimum number, may be surrendered to the Trust by the beneficial owner to receive the securities; and (iii) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee ("Trustee") by an issuer of the deposited securities.

(f) Designation. The Exchange may trade, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts based on one or more securities. The Trust Issued Receipts based on particular securities shall be designated as a separate series and shall be identified by a unique symbol. The securities that are included in a series of Trust Issued Receipts shall be selected by the Exchange or by such other person as shall have a proprietary interest in such Trust Issued Receipts.

(g) Initial and Continued Listing and/or Trading. Trust Issued Receipts will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Commencement of Trading. For each Trust, the Exchange will establish a minimum number of Trust Issued Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Trading. Following the initial twelve (12) month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in or removal from listing of or termination of unlisted trading privileges for a Trust upon which a series of Trust Issued Receipts is based under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days;

(B) if the Trust has fewer than 50,000 receipts issued and outstanding;

(C) if the market value of all receipts issued and outstanding is less than $1,000,000; or

(D) if any other event shall occur or condition exists which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Trust Issued Receipts pursuant to unlisted trading privileges, it will cease trading the Trust Issued Receipts if the primary listing exchange ceases trading the Trust Issued Receipts for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Trust Issued Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus; however, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(j) Voting Rights. Voting rights shall be as set forth in the Trust prospectus.

Interpretation and Policies

.01 The Exchange may approve Trust Issued Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Act, provided that the following criteria are satisfied:

(a) Each security underlying the Trust Issued Receipt must be registered under Section 12 of the Act;

(b) Each security underlying the Trust Issued Receipt must have a minimum public float of at least $150 million;

(c) Each security underlying the Trust Issued Receipt must be listed on a national securities exchange or traded through the facilities of Nasdaq as a reported national market system security;

(d) Each security underlying the Trust Issued Receipt must have an average daily trading volume of at least 100,000 shares during the preceding sixty-day trading period;

(e) Each security underlying the Trust Issued Receipt must have an average daily dollar value of shares traded during the preceding sixty-day trading period of at least $1 million; and

(f) The most heavily weighted security in the Trust Issued Receipt cannot initially represent more than 20% of the overall value of the Trust Issued Receipt.

.02

(a) Provisions of this Commentary apply only to Trust Issued Receipts that invest in "Investment Shares" as defined below. Rules that reference Trust Issued Receipts shall also apply to Trust Issued Receipts investing in Investment Shares.

(b) Definitions. The following terms as used in this Commentary shall, unless the context otherwise requires, have the meanings herein specified:

(1) Investment Shares. The term "Investment Shares" means a security (a) that is issued by a trust, partnership, commodity pool or other similar entity that invests in any combination of futures contracts, options on futures contracts, forward contracts, commodities,

swaps or high credit quality short-term fixed income securities or other securities; and (b) issued and redeemed daily at net asset value in amounts correlating to the number of receipts created and redeemed in a specified aggregate minimum number.

(2) Futures Contract. The term "futures contract" is commonly known as a "contract of sale of a commodity for future delivery" set forth in Section 2(a) of the Commodity Exchange Act.

(3) Forward Contract. A forward contract is a contract between two parties to purchase and sell a specific quantity of a commodity at a specified price with delivery and settlement at a future date. Forwards are traded over-the counter ("OTC") and not listed on a futures exchange.

(c) Designation. The Exchange may list and trade Trust Issued Receipts investing in Investment Shares. Each issue of a Trust Issued Receipt based on a particular Investment Share shall be designated as a separate series and shall be identified by a unique symbol.

(d) Initial and Continued Listing. Trust Issued Receipts based on Investment Shares will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. The Exchange will consider removing from listing Trust Issued Receipts based on an Investment Share under any of the following circumstances:

(A) if following the initial twelve (12) month period following the commencement of trading of the shares, (i) the Issuer has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days; (ii) if the Issuer has fewer than 50,000 securities or shares issued and outstanding; or (iii) if the market value of all securities or shares issued and outstanding is less than $1,000,000;

(B) if the value of an underlying index or portfolio is no longer calculated or available on at least a 15-second delayed basis or the Exchange stops providing a hyperlink on its website to any such asset or investment value;

(C) if the Indicative Value is no longer made available on at least a 15-second delayed basis; or

(D) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Trust Issued Receipts based on Investment Shares pursuant to unlisted trading privileges, it will cease trading such Trust Issued Receipts if the primary listing exchange ceases trading the Trust Issued Receipts for any of the above reasons.

Upon termination of the Trust, the Exchange requires that Trust Issued Receipts based on Investment Shares issued in connection with such Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(e) Term. The stated term of the Trust shall be as stated in the prospectus; however, such entity may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(f) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee;

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(g) Voting Rights. Voting rights shall be as set forth in the applicable Trust prospectus.

(h) The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or trading pursuant to unlisted trading privileges Trust Issued Receipts based on separate Investment Shares.

(i) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying asset or commodity value, the current value of the underlying asset or commodity if required to be deposited to the Trust in connection with issuance of Trust Issued Receipts, net asset value, or other information relating to the purchase, redemption or trading of Trust Issued Receipts, resulting from any negligent act or omission by the Exchange or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an underlying asset or commodity.

Rule 14.4. Commodity-Based Trust Shares

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Commodity-Based Trust Shares that meet the criteria of this Rule 14.4.

(b) Applicability. This rule is applicable only to Commodity-Based Trust Shares.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Commodity-Based Receipts a prospectus for the series of Commodity-Based Trust Shares

(d) Trading Hours. Transactions in Commodity-Based Trust Shares will occur during Regular Trading Hours for each series.

(e) Definition. "Commodity-Based Trust Shares" mean securities (i) that are issued by a trust ("Trust") that holds a specified commodity deposited with the Trust; (ii) that are issued by such Trust in a specified aggregate minimum number in return for a deposit of a quantity of the underlying commodity; and (iii) that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such Trust that will deliver to the redeeming holder the quantity of the underlying commodity. "Commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act. Commodity-Based Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules of the Exchange.

(f) Designation. The Exchange may trade, pursuant to unlisted trading privileges, Commodity-Based Trust Shares based on an underlying commodity. Each issue of a Commodity-Based Trust Share shall be designated as a separate series and shall be identified by a unique symbol.

(g) Initial and Continued Listing. Commodity-Based Trust Shares will be listed and traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Commodity-Based Trust Shares required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. Following the initial twelve (12) month period following commencement of trading on the Exchange of Commodity-Based Trust Shares, the Exchange will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Commodity-Based Trust Shares for 30 or more consecutive trading days; or

(B) if the Trust has fewer than 50,000 receipts issued and outstanding; or

(C) if the market value of all receipts issued and outstanding is less than $1,000,000; or

(D) if the value of the underlying commodity is no longer calculated or available on at least a 15-second delayed basis from a source unaffiliated with the sponsor, Trust, custodian or the Exchange or the Exchange stops providing a hyperlink on its Web site to any such unaffiliated commodity value;

(E) if the Indicative Trust Value is no longer made available on at least a 15-second delayed basis; or

(F) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Commodity-Based Trust Shares pursuant to unlisted trading privileges, it will cease trading the Commodity-Based Trust Shares if the primary listing exchange ceases trading such Shares for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Commodity-Based Trust Shares issued in connection with such entity Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(j) Voting. Voting rights shall be as set forth in the applicable Trust prospectus

(k) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying commodity value, the current value of the underlying commodity required to be deposited to the Trust in connection with issuance of Commodity-Based Trust Shares, resulting from any negligent act or omission by the Exchange, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange, its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction or any error, omission or delay in the reports of transactions in an underlying commodity.

Interpretations and Policies

.01 A Commodity-Based Trust Share is a Trust Issued Receipt that holds a specified commodity deposited with the Trust.

.02 The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or pursuant to unlisted trading privileges, Commodity-Based Trust Shares.

Rule 14.5. Currency Trust Shares

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Currency Trust Shares that meet the criteria of this Rule 14.5.

(b) Applicability. This rule is applicable only to Currency Trust Shares.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Currency Trust Receipts a prospectus for the series of Currency Trust Shares.

(d) Trading Hours. Transactions in Currency Trust Shares will occur during Regular Trading Hours for each series.

(e) Definition. "Currency Trust Shares" mean a security that (i) that is issued by a trust that holds a specified non-U.S. currency deposited with the trust; (ii) when aggregated in some specified minimum number may be surrendered to the trust by the beneficial owner to receive the specified non U.S. currency; and (iii) pays beneficial owners interest and other distributions on the deposited non-U.S. currency, if any, declared and paid by the trust. Currency Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules of the Exchange.

(f) Designation of Non-U.S. Currency. The Exchange may trade, pursuant to unlisted trading privileges, Currency Trust Shares that hold a specified non-U.S. currency or currencies. Each issue of a Currency Trust Share shall be designated as a separate series and shall be identified by a unique symbol.

(g) Initial and Continued Listing. Currency Trust Shares will be listed and traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Currency Trust Shares required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. Following the initial twelve (12) month period following commencement of trading on the Exchange of Currency Trust Shares, the Exchange will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Currency Trust Shares for 30 or more consecutive trading days;

(B) if the Trust has fewer than 50,000 Currency Trust Shares issued and outstanding;

(C) if the market value of all Currency Trust Shares issued and outstanding is less than $1,000,000;

(D) if the value of the applicable non-U.S. currency is no longer calculated or available on at least a 15-second delayed basis from a source unaffiliated with the sponsor, Trust, custodian or the Exchange or the Exchange stops providing a hyperlink on its Web site to any such unaffiliated applicable non-U.S. currency value;

(E) if the Indicative Trust Value is no longer made available on at least a 15-second delayed basis; or

(F) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Currency Trust Shares pursuant to unlisted trading privileges, it will cease trading the Currency Trust Shares if the primary listing exchange ceases trading such Shares for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Currency Trust Shares issued in connection with such entity Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(j) Voting. Voting rights shall be as set forth in the applicable Trust prospectus.

(k) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any applicable non-U.S. currency value, the current value of the applicable non-U.S. currency required to be deposited to the Trust in connection with issuance of Currency Trust Shares, net asset value, or any other information relating to the purchase, redemption, or trading of the Currency Trust Shares, resulting from any negligent act or omission by the Exchange, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange, its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an applicable non-U.S. currency.

Interpretations and Policies

.01 A Currency Trust Share is a Trust Issued Receipt that holds a specified non-U.S. currency deposited with the Trust.

.02 The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or pursuant to unlisted trading privileges, Currency Trust Shares.

Rule 14.6. Partnership Units

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Partnership Units that meet the criteria of this Rule 14.6.

(b) Definitions. The following terms as used in the Rule shall, unless the context otherwise requires, have the meanings herein specified:

(1) Commodity. The term "commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act.

(2) Partnership Units. The term "Partnership Units" for purposes of this Rule means a security (a) that is issued by a partnership that invests in any combination of futures contracts, options on futures contracts, forward contracts, commodities and/or securities; and (b) that is issued and redeemed daily in specified aggregate amounts at net asset value.

(c) Designation. The Exchange may list and trade Partnership Units based on an underlying asset, commodity or security. Each issue of a Partnership Unit shall be designated as a separate series and shall be identified by a unique symbol.

(d) Trading Hours. Transactions in Partnership Units will occur during Regular Trading Hours for each series.

(e) Initial and Continued Listing. Partnership Units will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Partnership Units required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. The Exchange will consider removing from listing Partnership Units under any of the following circumstances:

(A) if following the initial twelve (12) month period following the commencement of trading of Partnership Units, (i) the partnership has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Partnership Units for 30 or more consecutive trading days; (ii) if the partnership has fewer than 50,000 Partnership Units issued and outstanding; or (iii) if the market value of all Partnership Units issued and outstanding is less than $1,000,000;

(B) if the value of the underlying benchmark investment, commodity or asset is no longer calculated or available on at least a 15second delayed basis or the Exchange stops providing a hyperlink on its website to any such investment, commodity, or asset value;

(C) if the Indicative Partnership Value is no longer made available on at least a 15-second delayed basis; or

(D) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Partnership Units pursuant to unlisted trading privileges, it will cease trading the Partnership Units if the primary listing exchange ceases trading such Units for any of the above reasons.

Upon termination of a partnership, the Exchange requires that Partnership Units issued in connection with such partnership be removed from Exchange listing. A partnership will terminate in accordance with the provisions of the partnership prospectus.

(f) Term. The stated term of the partnership shall be as stated in the prospectus. However, such entity may be terminated under such earlier circumstances as may be specified in the Partnership prospectus.

(g) General Partner. The following requirements apply:

(1) The general partner of a partnership must be an entity having substantial capital and surplus and the experience and facilities for handling partnership business. In cases where, for any reason, an individual has been appointed as general partner, a qualified entity must also be appointed as general partner.

(2) No change is to be made in the general partner of a listed issue without prior notice to and approval of the primary listing exchange.

(h) Voting. Voting rights shall be as set forth in the applicable partnership prospectus.

(i) Limitation of Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying asset or commodity value, the current value of the underlying asset or commodity if required to be deposited to the partnership in connection with issuance of Partnership Units, net asset value, or other information relating to the purchase, redemption or trading of Partnership Units, resulting from any negligent act or omission by the Exchange or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an underlying asset or commodity.

(j) The Exchange will file separate proposals under Section 19(b) of the Exchange Act before listing and trading separate and distinct Partnership Units designated on different underlying investments, commodities and/or assets.

Interpretations and Policies

.01 The Exchange requires Members to provide to all purchasers of newly issued Partnership Units a prospectus for the series of Partnership Units.

Rule 14.7. Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities

The Exchange will consider listing and/or trading equity index-linked securities ("Equity Index-Linked Securities"), commodity-linked securities ("Commodity-Linked Securities") and currency-linked securities ("Currency-Linked Securities" and, together with Equity Index-Linked Securities and Commodity-Linked Securities, "Index-Linked Securities") that in each case meet the applicable criteria of this Rule 14.7. Equity Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an underlying index or indexes of equity securities. The payment at maturity with respect to Commodity-Linked Securities and Currency-Linked Securities is based on (i) in the case of Commodity-Linked Securities, one or more physical commodities or commodity futures, options or other commodity derivatives or Commodity-Based Trust Shares (as defined in Rule 14.4) or a basket or index of any of the foregoing (the "Commodity Reference Asset"), or (ii) in the case of Currency-Linked Securities, one or more currencies, or options or currency futures or other currency derivatives or Currency Trust Shares (as defined in Rule 14.5) or a basket or index of any of the foregoing (the "Currency Reference Asset"). Index-Linked Securities may or may not provide for the repayment of the original principal investment amount. The Exchange may submit a rule filing pursuant to Section 19(b)(2) of the Exchange Act to permit the listing and/or trading of Index-Linked Securities that do not otherwise meet the standards set forth below in paragraphs (a) through (i).

The Exchange will consider for listing and/or trading pursuant to Rule 19b-4(e) under the Exchange Act, securities under this Rule 14.7 provided the following criteria are met.

(a) Issuer Listing Standards. The issuer must be an entity that:

(1) If the issuer is a company listed on the New York Stock Exchange, NYSE Arca, American Stock Exchange, or NASDAQ Stock Market, the entity must be a company in good standing (i.e., meets the continued listing criteria of such exchange).

(2) If not listed, the issuer must meet the following criteria:

(A) The issuer shall have assets in excess of $100 million and stockholders' equity of at least $10 million. In the case of an issuer which is unable to satisfy the earnings criteria set forth in (ii) below, the Exchange generally will require the issuer to have the following: (x) assets in excess of $200 million and stockholders' equity of at least $10 million; or (y) assets in excess of $100 million and stockholders' equity of at least $20 million.

(B) The issuer's pre-tax income from continuing operations shall substantially exceed $750,000 in its last fiscal year, or in two of its last three fiscal years. (Sovereign issuers will be evaluated on a case-bycase basis.)

(3) Either:

(A) Has a minimum tangible net worth of $250 million (if the Index-Linked Securities are fully and unconditionally guaranteed by an affiliate of the issuer, the Exchange will rely on such affiliate's tangible net worth for purposes of this requirement); or

(B) Has a minimum tangible net worth of $150 million and the original issue price of the Index-Linked Securities, combined with all of the issuer's other Index-Linked Securities listed on a national securities exchange or otherwise publicly traded in the United States, is not greater than 25 percent of the issuer's tangible net worth at the time of issuance (if the Index-Linked Securities are fully and unconditionally guaranteed by an affiliate of the issuer, the Exchange will apply the provisions of this paragraph to such affiliate instead of the issuer and will include in its calculation all Index-Linked Securities that are fully and unconditionally guaranteed by such affiliate).

(4) Is in compliance with Rule 10A-3 under the Exchange Act.

(b) Issue Listing Standards. The issue must:

(1) Have a minimum public distribution of at least 1 million units, except if the Index-Linked Security is traded in thousand dollar denominations.

(2) Have at least 400 holders, except if the Index-Linked Securities are redeemable at the option of the holders thereof on at least a weekly basis or the Index-Linked Security is traded in thousand dollar denominations.

(3) Have a principal amount/aggregate market value of not less than $4 million.

(4) Have a minimum term of one (1) year but not greater than thirty (30) years.

(5) Be the non-convertible debt of the issuer.

(6) Not base its payment at maturity on a multiple of the negative performance of an underlying index or indexes, Commodity Reference Asset or Currency Reference Asset, as the case may be, although the payment at maturity may or may not provide for a multiple of the positive performance of an underlying index or indexes, Commodity Reference Asset or Currency Reference Asset, as the case may be. In addition, the issue must meet one of the criteria set forth in (c), (d) or (e) below.

(c) Equity Index-Linked Securities Listing Standards.

(1) Initial Listing. The Exchange will consider listing Equity Index-Linked Securities that meet the requirements of this subparagraph (c), where the payment at maturity is based on an index or indexes of equity securities. The issue must meet the following initial listing criteria:

(A) Each underlying index is required to have at least ten (10) component securities of different issuers.

(B) The index or indexes to which the security is linked shall either (i) have been reviewed and approved for the trading of investment company units or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including comprehensive surveillance sharing agreements for non-U.S. stocks, continue to be satisfied, or (ii) the index or indexes meet the following criteria:

(i) Each component security has a minimum market value of at least \$75 million, except that for each of the lowest dollar weighted component securities in the index that in the aggregate account for no more than 10% of the dollar weight of the index, the market value can be at least \$50 million;

(ii) Each component security shall have trading volume in each of the last six months of not less than 1,000,000 shares per month, except that for each of the lowest dollar weighted component securities in the index that in the aggregate account for no more than 10% of the dollar weight of the index, the trading volume shall be at least 500,000 shares per month in each of the last six months;

(iii) Indexes based upon the equal-dollar or modified equal dollar weighting methodology will be rebalanced at least quarterly;

(iv) In the case of a capitalization weighted index or modified capitalization weighted index, the lesser of the five highest dollar weighted component securities in the index or the highest dollar weighted component securities in the index that in the aggregate represent at least 30% of the total number of component securities in the index, each have an average monthly trading volume of at least 2,000,000 shares over the previous six months;

(v) No underlying component security will represent more than 25% of the dollar weight of the index, and the five highest dollar weighted component securities in the index will not in the aggregate account for more than 50% of the weight of the index (60% for an index consisting of fewer than 25 component securities);

(vi) 90% of the index's dollar weight and at least 80% of the total number of component securities will meet the then current criteria for standardized options trading on a national securities exchange; and

(vii) All component securities shall be either (A) securities (other than foreign country securities and American Depositary Receipts ("ADRs")) that are

(i) issued by a Exchange Act reporting company which is listed on a national securities exchange and (ii) an "NMS stock" (as defined in Rule 600 of SEC Regulation NMS) or (B) be foreign country securities or ADRs, provided that foreign country securities or foreign country securities underlying ADRs having their primary trading market outside the United States on foreign trading markets that are not members of the Intermarket Surveillance Group or parties to comprehensive surveillance sharing agreements with the Exchange will not in the aggregate represent more than 20% of the dollar weight of the index.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described in (c)(1) above are not continuously maintained, except that:

(i) the criteria that no single component represent more than 25% of the dollar weight of the index and the five highest dollar weighted components in the index can not represent more than 50% (or 60% for indexes with less than 25 components) of the dollar weight of the index, need only be satisfied for capitalization weighted, modified capitalization weighted and price weighted indexes as of the first day of January and July in each year;

(ii) the total number of components in the index may not increase or decrease by more than 33-1/3% from the number of components in the index at the time of its initial listing, and in no event may be less than ten (10) components;

(iii) the trading volume of each component security in the index must be at least 500,000 shares for each of the last six months, except that for each of the lowest dollar weighted components in the index that in the aggregate account for no more than 10% of the dollar weight of the index, trading volume must be at least 400,000 shares for each of the last six months; and

(iv) in a capitalization weighted index or modified capitalization weighted index, the lesser of the five highest weighted component securities in the index or the highest weighted component securities in the index that in the aggregate represent at least 30% of the total number of stocks in the index have had an average monthly trading volume of at least 1,000,000 shares over the previous six months.

(B) In connection with an Equity Index-Linked Security that is listed pursuant to Rule 14.7, the Exchange will commence delisting or removal proceedings if an underlying index or indexes fails to satisfy the maintenance standards or conditions for such index or indexes as set forth by the Commission in its order under Section 19(b)(2) of the Exchange Act approving the index or indexes for the trading of options or other derivatives.

(C) The Exchange will also commence delisting or removal proceedings under any of the following circumstances:

(i) if the aggregate market value or the principal amount of the Equity Index-Linked Securities publicly held is less than $400,000;

(ii) if the value of the index or composite value of the indexes, if applicable, is no longer calculated or widely disseminated on at least a 15-second basis during the time the Equity Index-Linked Securities trade on the Exchange; or

(iii) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(d) Commodity-Linked Securities Listing Standards.

(1) Initial Listing. The issue must meet the initial listing standard set forth in either (A) or (B) below, and both initial listing standards set forth in (C) and (D) below:

(A) The Commodity Reference Asset to which the security is linked shall have been reviewed and approved for the trading of Commodity Trust Shares or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including with respect to comprehensive surveillance sharing agreements, continue to be satisfied.

(B) The pricing information for each component of a Commodity Reference Asset must be derived from a market which is an Intermarket Surveillance Group ("ISG") member or affiliate or with which the Exchange has a comprehensive surveillance sharing agreement. Notwithstanding the previous sentence, pricing information for gold and silver may be derived from the London Bullion Market Association.

(C) the value of the Commodity Reference Asset must be calculated and widely disseminated on at least a 15-second basis during the time the Commodity-Linked Securities trade on the Exchange; and

(D) in the case of Commodity-Linked Securities that are periodically redeemable, the indicative value of the subject Commodity-Linked Securities must be calculated and widely disseminated by one or more major market data vendors on at least a 15-second basis during the time the Commodity-Linked Securities trade on the Exchange.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described above are not continuously maintained. Notwithstanding the foregoing, an issue will not be delisted for a failure to have comprehensive surveillance sharing agreements, if the Commodity Reference Asset has at least 10 components and the Exchange has comprehensive surveillance sharing agreements with respect to at least 90% of the dollar weight of the Commodity Reference Asset.

(B) The Exchange will also commence delisting or removal proceedings:

(i) If the aggregate market value or the principal amount of the Commodity-Linked Securities publicly held is less than $400,000;

(ii) The value of the Commodity Reference Asset is no longer calculated or available and a new Commodity Reference Asset is substituted, unless the new Commodity Reference Asset meets the requirements of this Rule 14.7; or

(iii) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(e) Currency-Linked Securities Listing Standards.

(1) Initial Listing. The issue must meet the initial listing standard set forth in either (A) or (B) below, and both initial listing standards set forth in (C) and (D) below:

(A) The Currency Reference Asset to which the security is linked shall have been reviewed and approved for the trading of Currency Trust Shares or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including with respect to comprehensive surveillance sharing agreements, continue to be satisfied.

(B) The pricing information for each component of a Currency Reference Asset must be (i) the generally accepted spot price for the currency exchange rate in question or (ii) derived from a market which (a) is an ISG member or affiliate or with which the Exchange has a comprehensive surveillance sharing agreement and (b) is the pricing source for components of a Currency Reference Asset that has previously been approved by the Commission.

(C) the value of the Currency Reference Asset must be calculated and widely disseminated on at least a 15-second basis during the time the Currency-Linked Securities trade on the Exchange; and

(D) in the case of Currency-Linked Securities that are periodically redeemable, the indicative value of the subject Currency-Linked Securities must be calculated and widely disseminated by one or more major market data vendors on at least a 15-second basis during the time the Currency-Linked Securities trade on the Exchange.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described above is not continuously maintained.

Notwithstanding the foregoing, an issue will not be delisted for a failure to have comprehensive surveillance sharing agreements, if the Currency Reference Asset has at least ten (10) components and the Exchange has comprehensive surveillance sharing agreements with respect to at least 90% of the dollar weight of the Currency Reference Asset.

(B) The Exchange will also commence delisting or removal proceedings under any of the following circumstances:

(i) If the aggregate market value or the principal amount of the Currency-Linked Securities publicly held is less than $400,000;

(ii) If the value of the Currency Reference Asset is no longer calculated or available and a new Currency Reference Asset is substituted, unless the new Currency Reference Asset meets the requirements of this Rule 14.7; or

(iii) If such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(f) Firewalls. If the value of an Index-Linked Security listed under Rule 14.7 is based in whole or in part on an index that is maintained by a broker or dealer, the broker or dealer shall erect a "firewall" around the personnel responsible for the maintenance of such index or who have access to information concerning changes and adjustments to the index, and the index shall be calculated by a third party who is not a broker or dealer. Any advisory committee, supervisory board or similar entity that advises an index licensor or administrator or that makes decisions regarding the index or portfolio composition, methodology and related matters must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material, non-public information regarding the applicable index or portfolio.

(g) Index-Linked Securities will be subject to the Exchange's equity trading rules.

(h) Trading Halts.

(1) In the case of Commodity- or Currency-Linked Securities, if the indicative value or the Commodity Reference Asset value or Currency Reference Asset value, as the case may be, applicable to a series of securities is not being disseminated as required, or, in the case of Equity Index-Linked Securities, if the value of the index is not being disseminated as required, the Exchange may halt trading during the day on which such interruption first occurs. If such interruption persists past the trading day in which it occurred, the Exchange will halt trading no later than the beginning of the trading day following the interruption.

(2) With respect to Index-Linked Securities admitted to dealings by the Exchange on an unlisted trading privileges basis, the Exchange will halt trading, in accordance with Rule 14.1(a), if such Index-Linked Security is no longer listed or trading on the primary market.

(A) Surveillance Procedures. The Exchange will implement written surveillance procedures for Index-Linked Securities, including adequate comprehensive surveillance sharing agreements with markets trading in the underlying components, as applicable.

Rule 14.8. Portfolio Depositary Receipts

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Portfolio Depositary Receipts that meet the criteria of this Rule 14.8.

(b) Applicability. This Rule is applicable only to Portfolio Depositary Receipts.

(c) Trading Hours. Transactions in Portfolio Depositary Receipts will occur during Regular Trading Hours for each series.

(d) Definitions.

(1) Portfolio Depositary Receipt. The term "Portfolio Depositary Receipt" means a security:

(A) that is based on a unit investment trust ("Trust") which holds the securities which comprise an index or portfolio underlying a series of Portfolio Depositary Receipts;

(B) that is issued by the Trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount;

(C) that, when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the "Portfolio Deposit"; and

(D) that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the Portfolio Depositary Receipts, less certain expenses and other charges as set forth in the Trust prospectus.

(2) Reporting Authority. The term "Reporting Authority" in respect of a particular series of Portfolio Depositary Receipts means the Exchange, an institution (including the Trustee for a series of Portfolio Depositary Receipts), or a reporting service designated by the Exchange or by the exchange that lists a particular series of Portfolio Depositary Receipts (if the Exchange is trading such series pursuant to unlisted trading privileges) as the official source for calculating and reporting information relating to such series, including, but not limited to, any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust in connection with issuance of Portfolio Depositary Receipts; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts, net asset value, or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts.

(e) Designation of an Index or Portfolio. The trading of Portfolio Depositary Receipts based on one or more stock indexes or securities portfolios, whether by listing or pursuant to unlisted trading privileges, shall be considered on a case-by-case basis. The Portfolio Depositary Receipts based on each particular stock index or portfolio shall be designated as a separate series and shall be identified by a unique symbol. The stocks that are included in an index or portfolio on which Portfolio Depositary Receipts are based shall be selected by the Exchange or by such other person as shall have a proprietary interest in and authorized use of such index or portfolio, and may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(f) Initial and Continued Listing and/or Trading. A Trust upon which a series of Portfolio Depositary Receipts is based will be traded on the Exchange, whether by listing or pursuant to unlisted trading privileges, subject to application of the following criteria:

(1) Commencement of Trading. For each Trust, the Exchange will establish a minimum number of Portfolio Depositary Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Trading. Following the initial twelve (12) month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in or removal from listing of or termination of unlisted trading privileges for a Trust upon which a series of Portfolio Depositary Receipts is based under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Portfolio Depositary Receipts for 30 or more consecutive trading days; or

(B) if the value of the index or portfolio of securities on which the Trust is based is no longer calculated or available; or

(C) if such other event shall occur or condition exists which is the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Portfolio Depositary Receipts pursuant to unlisted trading privileges, it will cease trading the Portfolio Depositary Receipts if the primary listing exchange ceases trading the Portfolio Depositary Receipts for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Portfolio Depositary Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(g) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(h) Trustee. The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(i) Voting Rights. Voting rights shall be as set forth in the Trust prospectus. The Trustee of a Trust may have the right to vote all of the voting securities of such Trust.

(j) Provision of Prospectus and Written Description.

(1) In connection with any series of Portfolio Depositary Receipts listed or traded on the Exchange, Members must provide to all purchasers of such series of Portfolio Depositary Receipts a written description of the terms and characteristics of such securities, in a form prepared or approved by the Exchange, not later than the time a confirmation of the first transaction in such security is delivered to such purchaser. In addition, Members must include such a written description with any sales material relating to such series of Portfolio Depositary Receipts that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to such series of Portfolio Depositary Receipts as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Portfolio Depositary Receipts] has been prepared by [Trust name] and is available from your broker or the EDGA EXCHANGE. It is recommended that you obtain and review such circular before purchasing [the series of Portfolio Depositary Receipts]. In addition, upon request you may obtain from your broker a prospectus for [the series of Portfolio Depositary Receipts]."

(2) A Member carrying an omnibus account for a non-Member broker-dealer is required to inform such non-Member that execution of an order to purchase a series of Portfolio Depositary Receipts for such omnibus account will be deemed to constitute agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to Members under this rule.

(3) Upon request of a customer, a Member shall also provide a prospectus for the particular series of Portfolio Depositary Receipts.

(k) Limitation of Exchange Liability.

(1) Neither the Exchange, the Reporting Authority nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts; net asset value; or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts, resulting from any negligent act or omission by the Exchange, or the Reporting Authority, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, or the Reporting Authority, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident,

action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in one or more underlying securities.

(l) No Warranties. Neither the Exchange, any affiliate, nor the Reporting Authority makes any express or implied warranty as to results that any person or party may obtain by using (1) any Portfolio Depositary Receipt, or (2) any underlying index or data included therein. The Exchange, its affiliates and Reporting Authority makes no express or implied warranties, and disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to Portfolio Depositary Receipts or any underlying index or data included therein.

Interpretations and Policies

.01 The Exchange may approve a series of Portfolio Depositary Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Exchange Act, provided each of the following criteria is satisfied:

(a) Eligibility Criteria for Index Components.

(1) Upon the initial listing of a series of Portfolio Depositary Receipts on the Exchange, or if the Exchange is trading the Portfolio Depositary Receipts pursuant to unlisted trading privileges, upon the initial listing on the primary exchange, the component stocks of an index or portfolio underlying such series of Portfolio Depositary Receipts shall meet the following criteria:

(A) Component stocks that in the aggregate account for at least 90% of the weight of the index or portfolio shall have a minimum market value of at least $75 million;

(B) The component stocks shall have a minimum monthly trading volume during each of the last six months of at least 250,000 shares for stocks representing at least 90% of the weight of the index or portfolio;

(C) The most heavily weighted component stock cannot exceed 25% of the weight of the index or portfolio, and the five most heavily weighted component stocks cannot exceed 65% of the weight of the index or portfolio;

(D) The underlying index or portfolio must include a minimum of 13 stocks; and

(E) All securities in an underlying index or portfolio must be listed on a national securities exchange.

(b) Index Methodology and Calculation.

(1) The index underlying a series of Portfolio Depositary Receipts will be calculated based on either the market capitalization, modified market capitalization, price, equal-dollar or modified equal-dollar weighting methodology;

(2) If the index is maintained by a broker-dealer, the broker-dealer shall erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer; and

(3) The current index value will be disseminated every 15 seconds over the Consolidated Tape Association's Network B.

(c) Disseminated Information.

(1) The Reporting Authority will disseminate for each series of Portfolio Depositary Receipts an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities and cash amount to permit creation of new shares of the series or upon the index value.

(d) Initial Shares Outstanding.

(1) A minimum of 100,000 shares of a series of Portfolio Depositary Receipts is required to be outstanding at the time of commencement of trading on the Exchange.

(e) Trading Increment.

(1) The minimum trading increment for a series of Portfolio Depositary Receipts shall be $.01.

(f) Surveillance Procedures.

The Exchange will implement written surveillance procedures for Portfolio Depositary Receipts.

Rule 14.9. Equity-Linked Debt Securities

Equity-Linked Debt Securities ("ELDS") are limited term non-convertible debt obligations of an issuer where the value of the debt is based, at least in part, on the value of another issuer's common stock or non-convertible preferred stock. The Exchange may approve ELDS for listing and/or trading pursuant to Rule 19b-4(e) under the Exchange Act provided that the criteria set out below are satisfied:

(a) ELDS Issuer Listing Standards.

(1) If the issuer is a company listed on the New York Stock Exchange, NYSE Arca, American Stock Exchange, or NASDAQ Stock Market, the entity must be a company in good standing (i.e., meets the continued listing criteria of such exchange).

(2) The ELDS issuer must, in all cases, have either

(A) A minimum tangible net worth of $250 million; or

(B) A minimum tangible net worth of $150 million and the original issue price of the ELDS, combined with all of the issuer's other ELDS listed on a national securities exchange or otherwise publicly traded in the United States, may not be greater than 25 percent of the issuer's net worth at the time of issuance.

(b) ELDS Listing Standards. The issue must have:

(1) At least 1 million ELDS outstanding.

(2) At least 400 holders.

(3) An aggregate market value of at least $4 million.

(4) A minimum life of one year.

(c) Linked Equity Listing Standards.

(1) An equity security on which the value of the debt is based must:

(A) Have either:

(i) a market capitalization of at least $3 billion and a trading volume of at least 2.5 million shares in the one-year period preceding the listing of the ELDS;

(ii) a market capitalization of at least $1.5 billion and a trading volume of at least 10 million shares in the one-year period preceding the listing of the ELDS; or

(iii) a market capitalization of at least $500 million and trading volume of at least 15 million shares in the one-year preceding the listing of the ELDS.

(B) Be issued by a company that has a continuous reporting obligation under the Act, as amended, and be listed on a national securities exchange and be subject to last sale reporting.

(C) Be issued either by:

(i) a U.S. company; or

(ii) a non-U.S. company (including a company that is traded in the United States through American Depositary Receipts ("ADRs")) if there are at least 2000 holders of the security, and either

(D) the Exchange, or, if the ELDS is to be traded pursuant to unlisted trading privileges, any other national securities exchange that is the primary U.S. market for such security, has in place with the primary exchange in the country where the security is primarily traded (or, in the case of a sponsored ADR, the primary exchange in the home country where the security underlying the ADR is primarily traded) an effective comprehensive surveillance information sharing agreement,

(E) The "Relative U.S. Volume" is at least 50 percent (for purposes of this subsection, the term "Relative U.S. Volume" shall mean the ratio of (i) the combined trading volume, on a share-equivalent basis, of the security and related securities (including ADRs overlying such security) in the United States and in any other market with which the Exchange (for ELDS that are listed on the Exchange) or with which any other national securities exchange that is the primary U.S. market for such ELDS (if the ELDS is to be traded on the Exchange pursuant to unlisted trading privileges) has in place an effective, comprehensive surveillance information sharing agreement to (ii) the world-wide trading volume in such securities, or

(F) During the six months preceding the listing of the ELDS on the Exchange (or for ELDS traded on the Exchange pursuant to unlisted trading privileges, preceding the listing of the ELDS on the primary U.S. market for such security), the following trading volume standards were met:

(i) the combined trading volume of the security (including the security itself, any ADR overlying the security (adjusted on a share equivalent basis) and any other classes of stock related to the underlying security) in the United States is at least 20 percent of the combined world-wide trading volume in the security and in related securities,

(ii) the average daily trading volume for the security (or, if traded in the form of an ADR, the ADR overlying such security) in the U.S. market is 100,000 or more shares, and

(iii) the trading volume for the security (or, if traded in the form of an ADR, the ADR overlying such security) is at least 60,000 per day in the U.S. market on a majority of the trading days during the six-month period.

(d) Limits on Number of ELDS.

(1) The issuance of ELDS relating to any underlying U.S. security may not exceed five percent of the total outstanding shares of such underlying security. The issuance of ELDS relating to any underlying non-U.S. security or sponsored ADR may not exceed:

(A) two percent of the total worldwide outstanding shares of such security if at least 20 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing occurs in the U.S. market;

(B) three percent of the total worldwide outstanding shares of such security if at least 50 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing occurs in the U.S. market; or

(C) five percent of the total worldwide outstanding shares of such security if at least 70 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing on the Exchange (for ELDS that are listed on the Exchange) or listing on the national securities exchange that is the primary U.S. market for such ELDS (if the ELDS is to be traded on the Exchange pursuant to unlisted trading privileges) occurs in the U.S. market.

If an issuer proposes to issue ELDS that relate to more than the allowable percentages of the underlying security specified in this subsection (d), then the Exchange, in consultation with the Commission, will evaluate the maximum percentage of ELDS that may be issued on a case-by-case basis.

(e) Prior to the commencement of trading of a particular ELDS designated pursuant to this Rule, the Exchange will distribute a circular to its Members providing guidance regarding Member compliance responsibilities (including suitability recommendations and account approval) when handling transactions in ELDSs.

CHAPTER XV. DUES, FEES, ASSESSMENTS AND OTHER CHARGES; EFFECTIVE DATE

Rule 15.1. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) Generally. The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

(b) Regulatory Transaction Fee. Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund its general operating expense. Each Member engaged in executing transactions on the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring on the Exchange in accordance with Section 31 of the Act multiplied by (ii) the Member's aggregate dollar amount of covered sales occurring on the Exchange during any computational period.

(c) Schedule of Fees. The Exchange will provide Members with notice of all relevant dues, fees, assessments and charges of the Exchange. Such notice may be made available to Members on the Exchange's website or by any other method deemed reasonable by the Exchange.

Exhibit C - EDGA

Maple Merger Sub, LLC Agreement

LIMITED LIABILITY COMPANY AGREEMENT
OF
MAPLE MERGER SUB LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") of Maple Merger Sub LLC (the "Company") dated as of this 22nd day of August, 2008, by Direct Edge Holdings LLC as the sole member of the Company (the "Sole Member"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Article II.

RECITALS

WHEREAS, the Certificate of Formation of the Company was filed with the Office of the Secretary of State of the State of Delaware on August 21, 2008;

WHEREAS, on August 22, 2008, the Sole Member, International Securities Exchange Holdings, Inc., International Securities Exchange, LLC ("ISE LLC"), ISE Stock Exchange, LLC, a Delaware limited liability company, and the Company, among others, entered into that certain Transaction Agreement (the "Transaction Agreement");

WHEREAS, in accordance with the terms and conditions of the Transaction Agreement, among other things, ISE Stock Exchange, LLC, which operates a marketplace for the trading of U.S. cash equity securities as a facility of ISE LLC (the "ISE Facility"), will merge with and into the Company (the "Merger"), with the Company being the surviving entity;

WHEREAS, the Company intends to operate the ISE Facility (the "Facility"), and ISE LLC shall continue to have regulatory authority and responsibility over the Company and the Facility; and

WHEREAS, the Sole Member desires to adopt the Agreement upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby specifically acknowledged, the Sole Member agrees that the Agreement is hereby adopted in its entirety as follows:

ARTICLE I

The Limited Liability Company

1.1 *Formation*. The Company was formed as a limited liability company under the Act by the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware on August 21, 2008. The Company shall accomplish all filing, recording, publishing and other acts necessary or appropriate for compliance with all requirements for operation of the Company as a limited liability company under this Agreement and the Act and under all other laws of the State of Delaware and such other jurisdictions in which the Company determines that it may conduct business.

1.2 *Name*. The name of the Company shall be "Maple Merger Sub LLC" and its business shall be carried on in such name with such variations and changes as the Sole Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. Subject to the limitations on the activities of the Company otherwise specified in this Agreement, the Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act, and shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Regulatory Status*. The Company shall be the operator of the Facility, a facility of a registered national securities exchange pursuant to the Exchange Act, as amended, and the rules and regulations promulgated thereunder, subject to regulation by ISE LLC and oversight by the SEC. ISE LLC will act as the self-regulatory organization for the market that is to be operated by the Company. ISE LLC will have regulatory responsibility for the activities of the Company, but may enter into arrangements with the Financial Industry Regulatory Authority ("FINRA") to perform some of ISE LLC's regulatory functions.

1.6 *Authority of ISE*.

(a) Notwithstanding anything contained in this Agreement to the contrary, so long as the Company operates the Facility, in the event that ISE LLC, in its sole discretion, reasonably and in good faith determines that any action, transaction, or aspect of an action or transaction, is necessary or appropriate for, or interferes with, the performance or fulfillment of ISE LLC's regulatory functions or its responsibilities under the Exchange Act or such action, transaction, or aspect of an action or transaction is specifically required by the SEC, (i) no such action, transaction, or aspect of an action or transaction shall be authorized, undertaken or effective, without ISE LLC's prior approval and (ii) ISE LLC shall have the sole and exclusive right to direct that any such necessary or appropriate action, as it may reasonably and in good faith determine in its sole discretion be taken or transaction be undertaken by or on behalf of the Company without regard to any other party in any capacity.

(b) ISE LLC shall receive notice of planned or proposed changes to the Company (but not to include changes relating solely to one or more of the following: marketing, administrative matters, personnel matters, social or team-building events, meetings of members, communications with members, finance, market research, real property, equipment, furnishings, personal property, intellectual property, insurance, contracts unrelated to the operation of the Facility and de minimis items) and the Facility. Any such changes must be affirmatively approved by ISE LLC prior to implementation.

1.7 *Term*. Subject to the provisions of Article VIII below, the Company shall have perpetual existence.

ARTICLE II
Definitions

2.1 *Definitions.* The following terms used in this Agreement shall have the following meanings.

"AAA" has the meaning set forth in Section 9.3.

"Act" means the Delaware Limited Liability Company Act, Chapter 434 of Title 6 of the Delaware Code, 6 Del. Code §18-101 et seq., as in effect on the date hereof and as may be amended hereafter from time to time.

"Additional Member(s)" has the meaning set forth in Section 4.3(a).

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any succeeding law).

"Common Interests" has the meaning set forth in Section 5.1.

"Concentration Limitation" has the meaning set forth in Section 7.2(a).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Member(s)" means the Sole Member and all Additional Members admitted pursuant to Section 4.3(a).

"Percentage Interest" shall mean, with respect to any Member, the ratio of the number of Common Interests held by such Member to the total of all of the issued and outstanding Common Interests, expressed as a percentage.

"Person" means any individual, partnership, limited liability company, association, corporation, trust, or other entity.

"Related Person" means (i) with respect to any Person, any executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member, as applicable, and all "affiliates" and "associates" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (ii) with respect to any Person constituting an "Exchange Member" (as such term is defined in the Constitution of the ISE LLC, a copy of which will be provided to any member of the Company upon written request therefore), any broker or dealer with which such Exchange Member is associated; (iii) with respect to any Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (iv) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Common Interests; and the term "beneficially owned" and derivative or similar words shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Voting Limitation" has the meaning set forth in Section 4.4(a).

ARTICLE III

The Sole Member

3.1 *The Sole Member*. The name and address of the Sole Member is as follows:

Name	Address
Direct Edge Holdings LLC	545 Washington Boulevard Jersey City, NJ 07310

3.2 *Actions by the Sole Member, Meetings*. Subject to Section 1.6, the Sole Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Sole Member. Meetings of the Sole Member may be called at any time by the Sole Member.

3.3 *Liability of the Sole Member*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Sole Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

3.4 *Power to Bind the Company*. Subject to Section 1.6, the Sole Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with, respect to any matter.

ARTICLE IV

Management by the Sole Member

4.1 *Management by Sole Member*. Other than as required by the Act or by the SEC pursuant to the Exchange Act, and subject to Section 1.6, the management of the Company is fully reserved to the Sole Member, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Sole Member, who shall make all decisions and take all actions for the Company, subject to Section 1.6. In managing the business and affairs of the Company and exercising its powers, the Sole Member shall act through resolutions adopted in written consents. Subject to Section 1.6, decisions or actions taken by the Sole Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company. Notwithstanding the foregoing, all actions taken by the Sole Member shall be governed by, and subject to, Sections 7.3(a) and 7.7 of the Third Amended and Restated Limited Liability Company Operating Agreement of the Sole Member.

4.2 *Officers and Related Persons*. Subject to Section 1.6, the Sole Member shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Sole Member deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

4.3 *Additional Members; Additional Common Interests*.

(a) Subject to Sections 1.6, 4.4 and 7.2, the Company may, at the discretion of the Sole Member, issue additional Common Interests to one or more Persons and admit such

Persons as additional Members (each, an "Additional Member") for such capital contributions as it may determine with all of the rights and obligations of a Member under this Agreement. The Sole Member shall do all things necessary to comply with the Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any such future issuance, including, without limitation, compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency.

(b) Notwithstanding Section 4.3(a), no Person may be admitted as an Additional Member if such admission would cause the Company, as determined by the Sole Member, to (i) to be treated as a "publicly traded partnership" within the meaning of Code Section 7704, (ii) violate or cause the Company to violate any applicable federal, state or foreign law, rule or regulation including the Securities Act, or any other applicable federal state or foreign securities laws, rules or regulations, (iii) cause the Company to be an investment company required to be registered under the Investment Company At of 1940, as amended, or (iv) cause some or all of the Company's assets to be "plan assets" or the activities of the Company to be subject to ERISA or Section 4975 of the code.

(c) Each Person desiring to become an Additional Member shall be admitted to the Company upon the approval of the Sole Member, subject to Section 1.6, and the delivery of a counterpart signature page to this Agreement that has been duly executed and delivered to the Company and any other documentation required by the Sole Member.

4.4 *Voting Limitations*.

(a) No Person (other than the Sole Member), either alone or together with its Related Persons, as of any record date for the determination of Members entitled to vote on any matter, shall be entitled to: (i) vote or cause the voting of Common Interests beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement, plan, or arrangement, to the extent that such Common Interests represent in the aggregate more than twenty percent (20%) of voting power of the then-issued and outstanding Common Interests (such threshold being hereinafter referred to as the "Voting Limitation"); or (ii) enter into any voting agreement, plan, or arrangement that would result in Common Interests beneficially owned by such Person or its Related Persons, subject to such voting agreement, plan, or arrangement not being voted on a matter, or any proxy relating thereto being withheld, where the effect of that voting agreement, plan, or arrangement would be to enable any Person, alone or together with its Related Persons, to exceed the Voting Limitation. The Company shall disregard any such votes purported to be cast in excess of the Voting Limitation.

(b) The Voting Limitation shall apply to each Person (other than the Sole Member) unless and until: (i) such Person shall have delivered to the Sole Member and ISE LLC a notice in writing, not less than 45 days (or such shorter period as the Sole Member and ISE LLC shall expressly consent to) prior to any vote, of such Person's intention, either alone or together with its Related Persons, to vote or cause the voting of Common Interests beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement, plan, or arrangement, in excess of the Voting Limitation; (ii) the Sole Member and ISE LLC shall each have consented to expressly permit such waiver of the Voting Limitation; and (iii) such waiver shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder.

(c) Pursuant to clause (ii) of Section 4.4(b), the Sole Member and ISE LLC shall each have determined that (i) the exercise of such voting rights or the entering of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair the ability of the Company and ISE LLC to carry out its functions and responsibilities, including but not limited to, under the Exchange Act, and is otherwise in the best interests of the Company, its Members, and ISE LLC; (ii) the exercise of such voting rights or the entering of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair the ability of the SEC to enforce the Exchange Act; (iii) neither such Person nor its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (iv) neither such Person nor its Related Persons is an "Exchange Member" (as such term is defined in the Constitution of ISE LLC). In making the determinations referred to in the immediately preceding sentence, the Sole Member and ISE LLC may impose such conditions and restrictions on such Person and its Related Persons owning any Common Interests entitled to vote on any matter as the Sole Member and ISE LLC may in their discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of the Company.

(d) Notwithstanding any provision in this Agreement to the contrary, ISE LLC, in its sole discretion, may, after appropriate notice and opportunity for hearing, suspend or terminate a Member's voting privilege or membership: (i) in the event such Member has violated a provision of this Agreement, any federal or state securities law, (ii) such Member or its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); or (iii) if the ISE LLC determines that such action is necessary or appropriate in the public interest or for the protection of investors.

(e) Decisions or actions taken by the Sole Member in accordance with this Agreement shall not interfere with the effectuation of any decisions by ISE LLC relating to its regulatory functions (including disciplinary matters) nor interfere with the ability of ISE LLC to carry out its responsibilities under the Exchange Act, in each case as determined by ISE LLC, in accordance with Section 1.6, which functions or responsibilities shall include the ability of ISE LLC as a self-regulatory organization to prevent fraudulent and manipulative acts and practices; promote just and equitable principles of trade; foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; remove impediments to and perfect the mechanism of a free and open market and a national market system; and, in general, protect investors and the public interest.

ARTICLE V

Capital Structure and Contributions

5.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect.

5.2 *Capital Contributions*. A capital contribution account shall be maintained for each Member, to which contributions shall be credited and against which distributions of capital contributions shall be charged.

5.3 *Certificates*. In the event the Company issues certificates evidencing the Common Interests issued by the Company, the certificates shall bear the following restrictive legend (in addition to any legend restrictions required under applicable state securities laws), and transfer of the affected Common Interests shall be restricted in any case as follows:

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THE SAME ARE REGISTERED AND QUALIFIED IN ACCORDANCE WITH THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED. ADDITIONALLY, ANY SALE OR OTHER TRANSFER OF THESE SECURITIES IS SUBJECT TO CERTAIN RESTRICTIONS THAT ARE SET FORTH IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT GOVERNING THE ISSUER HEREOF, A COPY OF WHICH IS AVAILABLE FROM THE ISSUER.

ARTICLE VI

Profits, Losses and Distribution

6.1 *Profits and Losses*. A profit and loss account shall be maintained for each Member, to which profits shall be credited and against which losses and distributions of profits shall be charged. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Sole Member. In each year, profits and losses shall be allocated entirely to each Member's profit and loss account.

6.2 *Distributions*. The Sole Member shall determine profits available for distribution and the amount, if any, to be distributed to the Members, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Sole Member. The distributions of profits of the Company shall be paid to each Member out of such Member's profit and loss account. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any Member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

ARTICLE VII

Transfer of Common Interests

7.1 *General.* Subject to Sections 7.2 and 7.3, Members may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of their Common Interests and, upon receipt by the Company of written agreement(s) executed by the Person(s) to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such Person(s) shall be admitted as Additional Member(s).

7.2 *Ownership Concentration Limitation.*

(a) No Person (other than the Sole Member), either alone or together with its Related Persons, at any time, may own, directly or indirectly, of record or beneficially, an aggregate amount of Common Interests which would result in more than twenty percent (20%) Percentage Interest level in the Company (the "Concentration Limitation").

(b) The Concentration Limitation shall apply to each Person (other than the Sole Member) unless and until: (i) such Person shall have delivered to the Sole Member and ISE LLC a notice in writing, not less than 45 days (or such shorter period as the Sole Member and ISE LLC shall expressly consent to) prior to the acquisition of any Common Interests that would cause such Person (either alone or together with its Related Persons) to exceed the Concentration Limitation, of such Person's intention to acquire such ownership; (ii) the Sole Member and ISE LLC shall each have consented to expressly permit such ownership; and (iii) such waiver shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder.

(c) Pursuant to clause (ii) of Section 7.2(b), the Sole Member and ISE LLC shall each have determined that (i) such beneficial ownership of Common Interests by such Person, either alone or together with its Related Persons, will not impair the ability of the Company and ISE LLC to carry out its functions and responsibilities, including but not limited to, under the Exchange Act, and is otherwise in the best interests of the Company, its Members and ISE LLC; (ii) such beneficial ownership of Common Interests by such Person, either alone or together with its Related Persons, will not impair the ability of the SEC to enforce the Exchange Act; (iii) neither such Person nor its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (iv) neither such Person nor its Related Persons is an "Exchange Member" (as such term is defined in the Constitution of ISE LLC). In making the determinations referred to in the immediately preceding sentence, the Sole Member and ISE LLC may impose such conditions and restrictions on such Person and its Related Persons owning any Common Interests entitled to vote on any matter as the Sole Member and ISE LLC may in their discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of the Company.

(d) Beginning after SEC's approval of this Agreement ("SEC Approval"), the Company shall provide the SEC with written notice ten (10) days prior to the closing date of any transaction that results in a Person's Percentage Interest, alone or together with any Related Persons, meeting or crossing the threshold level of 5% or the successive 5% Percentage Interest levels of 10% and 15%.

7.3 *Further Requirements*. Any transfer of Common Interests shall not violate the Securities Act, or any other applicable federal, state or non-United States securities laws, rules or regulations.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation*. Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Member, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other Person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification*. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

ARTICLE IX

Events of Dissolution

9.1 *Dissolution*. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events:

(a) The determination of all of the Members to dissolve the Company;

(b) A judicial dissolution of the Company under Section 18-802 of the Act; or

(c) the occurrence of any other event that would make it unlawful for the business of the Company to be continued.

ARTICLE X

Miscellaneous

10.1 *Tax Treatment*. Unless otherwise determined by the Sole Member, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Company shall timely make any and all necessary elections and filings for the Company to be treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

10.2 *Books and Records*.

(a) The Company shall maintain true and complete books of account and records, which shall be subject at all times to inspection and examination by ISE LLC and the SEC at no additional charge to ISE LLC or the SEC. The books and records shall at all times be maintained at the principal office of the Company in Jersey City, New Jersey or at such other locations within or without the State of Delaware as may from time to time be designated by the Sole Member or ISE LLC, provided the books and records shall always be kept within the

United States. The Company shall maintain at its principal office and make available to any Member or any designated representative of any Member a list of names, addresses and Percentage Interests of all Members.

(b) Each Member acknowledges that to the extent that they are related to the business of the Company or the Facility, the books, records, premises, officers, directors, agents and employees of such Member shall be deemed to be the books, records, premises, officers, directors, agents and employees of ISE LLC for purposes of and subject to oversight pursuant to the Exchange Act. Furthermore, the books, records, premises, officers, directors, agents and employees of the Company shall be deemed to be the books, records, premises, officers, directors, agents and employees of the ISE LLC for the purposes of and subject to oversight pursuant to the Exchange Act.

(c) The Company and the Facility, its Members, and the officers, directors, agents and employees of the Company and its Members irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC, and the ISE LLC, for the purposes of any suit, action or proceeding pursuant to U.S. federal securities laws, the rules or regulations thereunder, arising out of, or relating to, Company or the Facility's activities or this Section 10.2 (except that such jurisdictions shall also include Delaware for any such matter relating to the organizational or internal affairs of the Company), and hereby waives, and agrees not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it is not personally subject to the jurisdiction of the SEC, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter hereof may not be enforced in or by such courts or agency.

(d) The Company and the Facility, its Members, and the officers, directors, agents, and employees of the Company and its Members agree to comply with U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the ISE LLC pursuant to its regulatory authority and the provisions of this Agreement and the SEC; and to engage in conduct that fosters and does not interfere with the Company, the Facility and the ISE LLC's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest.

(e) The Company and each Member shall take such action as is necessary to ensure that the Company's and such Member's officers, directors, agents, and employees consent in writing to the application to them of Section 10.2(b), (c) and (d), as applicable, with respect to their activities relating to the Company.

10.3 Confidentiality (a) All confidential information pertaining to the Company, the Facility or the self-regulatory function of ISE LLC (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company shall: (i) not be made available to any Persons (other than as provided in this Section 10.3) other than to those officers, directors, employees, advisors and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the officers, directors, employees, advisors and agents of the Company; and (iii) not be used for any commercial purposes.

(b) Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC or ISE LLC to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees, advisors or agents of the Company to disclose such confidential information to the SEC or ISE LLC. The provisions of this Section 10.3 shall survive termination of this Agreement.

10.4 *Arbitration*. Any dispute arising under this Agreement shall be settled by arbitration administered by the American Arbitration Association ("AAA") under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Application of the Commercial Arbitration Rules shall be subject to the following: the parties shall agree on the appointment of a single neutral arbitrator and so notify the AAA within twenty (20) days after the AAA serves the confirmation of notice of filing of the arbitration demand. If the parties fail to agree on the appointment of a single neutral arbitrator within that time period, and have not otherwise mutually agreed to extend that time period, then the AAA shall make the appointment. Any arbitrator appointed by the parties or the AAA shall be a former State of Delaware appellate court judge or a former federal court judge.

10.5 *Amendments*. Amendments to this Agreement and to the Certificate of Formation which do not adversely affect the right of the Sole Member in any material respect may be made by ISE LLC without the consent of the Sole Member if those amendments are (i) of an inconsequential nature (as reasonably determined by ISE LLC); (ii) necessary to maintain the Company's status as a partnership according to Section 7701(a)(2) of the Code that is not a "publicly traded partnership" pursuant to Section 7704 of the Code; or (iii) contemplated by this Agreement. Amendments to this Agreement other than those described in the foregoing sentence may be made only if embodied in an instrument signed by the Sole Member.

Notwithstanding any of the foregoing, the ISE LLC's Board of Directors must determine whether any proposed change to this Agreement is required to be filed with the SEC pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder, before the same may be effective, such proposed change shall be approved by the Board of Directors of ISE LLC prior to any filing with the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder.

10.6 *Severability*. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of any Member regarding this Agreement. Otherwise, any, invalid or unenforceable provision shall be replaced by Members with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

10.7 *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

10.8 *Limited Liability Company*. The Sole Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

DIRECT EDGE HOLDINGS LLC
as Sole Member

By: [signature]
Name: Eric W. Hess
Title: General Counsel

Exhibit C - EDGA

Foreign Indirect Affiliates

Exhibit C to EDGA Exchange, Inc. Amendment No. 1 to Form I Application


SIX Group AG
100%
Foreign Indirect Affiliates
SIX Swiss Exchange AG
Foreign Indirect Affiliates
~50%
Deutsche Borse AG
~50%
Foreign Indirect Affiliates
Eurex Zurich AG
Foreign Indirect Affiliates
100%
Eurex Frankfurt AG
Foreign Indirect Affiliates
100%
U.S. Exchange Holdings, Inc.
100%
International Securities Exchange Holdings, Inc.
100%
Direct Edge Holdings LLC
100%
EDGA Exchange, Inc.
EDGX Exchange, Inc.
Direct Edge ECN LLC
Maple Merger Sub, LLC d/b/a ISE Stock Exchange

For purposes of this chart, U.S. indirect affiliates are not included.


SIX Group AG
SIX Swiss Exchange AG (100%)
SWX Europe Limited (100%) *
Eurex Zürich AG (50%)
Swiss Fund Data (29.4%) *
SIX Exfeed AG (100%) *
Scoach (50% - 1 Aktie) *
Stoxx AG (33,3%) *
SIX Securities Group AG (100%) *
SIX SIS AG (100%) *
SIX x-clear AG (100%) *
SIX SAG AG (100%) *
SIX Systems AG (100%) *
Telekurs Holding AG (100%) *
SIX Multipay AG (100%) *
SIX Card Solutions AG (100%) *
SIX PayNet AG (100%) *
SIX Telekurs-subsidiaries abroad (100%) *
Cards & Payments companies abroad (100%) *
SIX Group Services AG (100%) *
SIX Multi Solutions AG (100%) *
SIX Telekurs AG (100%) *
SIX Management AG (100%) *
SIX Interbank Clearing AG (75%) *
Rolotec AG (75%) *
SECB Swiss Euro Clearing Bank GmbH (25%) *

* indicates Foreign Indirect Affiliates


Deutsche Borse AG
50%
Eurex Zurich AG
100%
Eurex Frankfurt AG
100%
Eurex Clearing AG
100%
Eurex Repo GmbH
100%
U.S. Exchange Holdings Inc.
100%
Eurex Service GmbH
79.44%
Eurex Bonds GmbH
49%
BSP Regional Energy Exchange LLC
100%
International Securities Exchange Holdings Inc.
100%
US Exchange LLC (dormant)
27.71%
US Futures Exchange LLC
100%
International Securities Exchange LLC
100%
ETC Acquisition Corp
100%
ISE Ventures LLC
100%
Longitude LLC
31.54
Direct Edge Holdings LLC
34.73%
European Energy Exchange AG
100%
European Energy Exchange Power Spot GmbH
100%
EEX Derivatives Power GmbH
99.9999%
European Commodity Clearing AG
50%
EPEX Spot S.E.
100%
Finnovation S.A
100%
Finnovation Financial Services GmbH
76.82%
Avox Ltd.
50%
FDS Finanz-Daten-System GmbH & Co. KG
100%
FDS Finanz-Daten-Systeme Verwaltungs GmbH
50%
Infobolsa SA
100%
Infobolsa Deutschelang DmbH
99.992%
Difubolsa, Services de Difusao e Informacao de Bolsa SA
33.33%
STOXX Ltd.
50.01%
Scoach Holdings SA
100%
Scoach Schweiz AG
100%
Scoach Europe AG
100%
Deutsch Borse Dienstleistungs AG
99.2%
0.8%
Deutsch Borse Finance S.A.
99.92%
0.08%
Risk Transfer Re S.A.
99.9999%
Clearstream International S.A.
0.0001%
100%
Clearstream Banking AG
100%
Clearstream Nominees Ltd.
100%
Clearstream Services SA
100%
Clearstream Banking S.A.
100%
Clearstream Operations Prague s.r.o
100%
Deutsche Borse Systems AG
100%
Deutsche Borse Systems Inc.
100%
Deutsche Borse IT Holdings Group I.L.
100%
Deutsche Gesell-schaft Fur Wertpap-ierabwicklung mbH
100%
Finnovation Ltd. (dormant)
0.4%
99.6%
Xlaunch GmbH
100%
Deutsche Borse Services s.r.o.

* Indicates Foreign Indirect Affiliates

Exhibit D - EDGA

Deutsche Borse 2008 Financials


Hong Kong 1:01
Tokyo 2:01
Hang Seng
Nikkei
TecDAX 775,60 +12,50
775,0

DEUTSCHE BÖRSE
GROUP

Integrity for Financial Markets
Annual Report 2008

Deutsche Börse Group: Financial highlights

			2008	2007	Change in %
Consolidated income statement					
Sales revenue		€m	2,455.1	2,185.2	12
Net interest income from banking business		€m	236.8	230.8	3
Total expenses		€m	–1,284.0	–1,323.5	–3
Earnings before interest and tax (EBIT)		€m	1,508.4	1,345.9	12
Net income		€m	1,033.3	911.7	13
Consolidated cash flow statement					
Cash flows from operating activities		€m	1,278.9	839.6	52
Consolidated balance sheet					
Noncurrent assets		€m	4,544.9	4,164.0[1]	9
Current assets excluding technical closing date positions[2]		€m	856.7	1,197.3[1]	–28
Total equity		€m	2,978.3	2,690.2	11
Noncurrent liabilities		€m	2,213.7	740.5[1]	199
Current liabilities excluding technical closing date positions[3]		€m	865.3	2,629.9	–67
Total assets		€m	145,878.6	79,626.7[1]	83
Performance indicators					
Earnings per share (basic)		€	5.42	4.70	15
Earnings per share (diluted)		€	5.41	4.70	15
Dividend per share		€	2.10[4]	2.10	0
Dividends proposed		€m	390.2[4]	403.0	–3
Operating cash flow per share (basic)		€	6.71	4.33	55
Operating cash flow per share (diluted)		€	6.70	4.33	55
Employees (average annual FTEs)			3,115	2,854	9
Sales revenue per employee[5]		€ thous.	788	766	3
EBITA margin		%	61	62	–2
Return on shareholders' equity (annual average)		%	41	39	5
Market indicators					
Xetra					
Number of transactions		m	226.0	176.3	28
Trading volume (single-counted)		€bn	2,149.0	2,443.0	–12
Floor trading					
Trading volume (single-counted)		€bn	80.1	109.5	–27
Scoach					
Trading volume (single-counted)[6]		€bn	64.9	75.6	–14
Eurex					
Number of contracts		m	3,172.7	2,704.3[7]	17
Clearstream					
Value of securities deposited (annual average)	international	€bn	5,128	4,783	7
	national	€bn	5,509	5,721	–4
Number of transactions	international	m	30.0	33.9	–12
	national	m	84.3	89.2	–5
Deutsche Börse share price					
Opening price[8]		€	135.75	69.71	
High[9]		€	134.66	136.32	
Low[9]		€	43.40	68.91	
Closing price		€	50.80	135.75	–63

1) Adjustments due to the retrospective reduction of the tax rate applied in the course of the acquisition of ISE 2) Technical closing date positions include financial instruments of Eurex Clearing AG, current receivables and securities from banking business as well as restricted bank balances. 3) Technical closing date positions include financial instruments of Eurex Clearing AG, liabilities from banking business as well as cash deposits by market participants. 4) Proposal to the Annual General Meeting 2009 5) Based on average full-time equivalents (FTEs) 6) In April 2008, Scoach trading (German marketplace) migrated to the Xetra platform and has been presented as customer order book turnover since then. Prior-period figures have been adjusted accordingly. Scoach's trading volumes are given for the German and Swiss marketplaces. 7) Pro forma figure including US options of ISE 8) Closing price on preceding trading day 9) Intraday price

2008 – The Year that Was

Quarter 1

Modernization of the Main Trading Hall completed
Following completion of the second construction phase, a map of the world now adorns the walls of the Main Trading Hall of the Frankfurt Stock Exchange, symbolizing global stock exchange activities. The redesigned gallery is equipped with interactive terminals to give visitors an insight into trading on the Frankfurt Stock Exchange. A visit to the Frankfurt Stock Exchange is free of charge (www.deutsche-boerse.com/visitors).

Constituent meetings of the FWB and Eurex Exchange Councils
The Exchange Councils of Frankfurter Wertpapierbörse (FWB®, the Frankfurt Stock Exchange) and Eurex Deutschland, which were elected in November 2007, convene for the first time on 18 January. The members of the FWB Exchange Council reelect Dr Lutz Raettig as chairman. Gustav Gaß is nominated chairman of the Eurex Exchange Council.

Annual Reception 2008
On 28 January, around 1,000 guests accept Deutsche Börse Group's invitation to the Annual Reception in the Neue Börse building, where Federal Finance Minister Peer Steinbrück gives the keynote address. Three days later, a further 150 guests attend the Group's reception in London.

New cooperation partners in Asia
Deutsche Börse Group positions itself in Asia as a provider of stock exchange infrastructure. It signs memorandums of understanding with the Ho Chi Minh Stock Exchange in Vietnam (February) and the Shenzhen Stock Exchange in China (May) with the aim of leveraging bilateral business opportunities between these two countries and Germany and driving forward the development of the financial markets.

Longevity data business kicked off
With the launch of Xpect® Data, Deutsche Börse provides data on life expectancy and mortality risks. Institutions such as insurers and pension funds can use these data to make quantitative risk assessments. Xpect Indices follow in December 2008.

More powerful IT network
Deutsche Börse Systems has spent five months improving its backbone telecommunications network, which links major international financial centers around the world. Greater capacity and low-latency access boost algorithmic trading among Eurex® and Xetra® participants.

Quarter 2

Lower fees and extended services for clearing
Eurex Clearing reduces the fixed clearing fees for equity trades on Xetra® and on the floor of the Frankfurt Stock Exchange. The lower fixed fees per order make clearing smaller transactions from algorithmic trading on Xetra even more attractive. Moreover, Eurex Clearing is the first clearing house to differentiate its offering for offsetting transactions: from November, customers can choose from three alternatives.

Eurex halves latency
Eurex's new optional interface halves the average round-trip times for futures orders to five milliseconds.

Scoach trades on Xetra
The European exchange Scoach migrates trading of its more than 300,000 certificates and warrants to Xetra®. These structured products were previously traded on the floor of the Frankfurt Stock Exchange. Over 250 banks and securities trading firms now have direct access to the world's broadest range of structured products.

Higher dividends
At the Annual General Meeting on 21 May, Deutsche Börse shareholders resolve to pay a dividend of €2.10 per share.

Largest trading venue for ETCs
Deutsche Börse expands its segment for exchange-traded commodities (ETCs) on Xetra®. Investors now have access to the euro zone's largest range of exchange-traded commodities to enable them to pursue their trading strategies for commodities.

Preuß appointed deputy CEO
The Supervisory Board of Deutsche Börse AG appoints Andreas Preuß, CEO of the Eurex companies, as deputy to Chief Executive Officer Reto Francioni.

Bulgaria trades on Xetra
The Bulgarian Stock Exchange uses Xetra® as of the start of trading on 16 June. Deutsche Börse now organizes trading in around 500 of the securities listed on the Bulgarian Stock Exchange and distributes market data in real time.

Long-term debt financing successfully completed
Long-term instruments in the form of fixed-term bonds, bonds as part of a private placement in the United States and a hybrid benchmark bond replace the short-term financing for the ISE acquisition. The successful issue demonstrates Deutsche Börse's excellent reputation in the capital market.

Quarter 3

Link Up Markets is launched
Link Up Markets, a joint venture between Clearstream Banking AG and seven other European central securities depositories, is set up. Starting in 2009, the initiative will use one, rather than the existing eight, interfaces to process cross-border securities transactions, thus achieving greater efficiency and reducing costs.

DAX celebrates 20th birthday
DAX®, the best-known brand of Deutsche Börse, turns 20: the German economy's leading blue-chip index was first calculated on 1 July 1988. Today, it is hard to imagine a news bulletin or the business pages of a newspaper without DAX or Deutsche Börse's other indices.

First participant from Singapore
In August, the first Singapore an broker starts trading on the Eurex futures market. The link to the Eurex® network gives the broker access to the entire Eurex product range, and to European markets in particular. The first broker from the United Arab Emirates was approved back in May.

Deutsche Börse's first ETF forum
Deutsche Börse hosts its first forum for issuers of exchange-traded funds (ETFs) and experts in this relatively recent form of investment. Around 250 participants attend presentations and discussions on the outlook for exchange-traded funds.

Clearing house stabilizes financial markets
The bankruptcy of Lehman Brothers International (Europe) means that an important trading partner is unable to meet its obligations. Within a week, Eurex Clearing transfers 99.5 percent of all Lehman's open customer positions. The default risk was covered at all times by the deposited collateral – further proof that Deutsche Börse is able to stabilize the financial markets, even in times of crisis, with reliable clearing processes and a functioning risk management system.

Quarter 4

CFF's successes reach beyond Luxembourg's borders
Clearstream introduces the Central Facility for Funds (CFF®), the post-trade solution for investment funds, onto the UK market. Just over 18 months since it started, CFF is available in five European markets: Luxembourg, Belgium, Ireland, Switzerland and the UK.

Foundation stone laid for new Group headquarters
On 13 November, Deutsche Börse lays the foundation stone for its future Group headquarters. The construction of a new building in Eschborn underpins the Group's commitment to the Rhine-Main region. The building, which will be around 80 meters tall and accommodate over 2,000 workers, is designed in accordance with strict ecological standards. Employees will relocate to the new headquarters in 2010.

Discreet trading of shares with Xetra MidPoint
Deutsche Börse launches Xetra MidPoint: trading participants can enter orders without this information being available to others. This means that larger orders can be executed on market neutral terms automatically at the midpoint of the current bid/ask spread.

Standardized indicators for measuring risk
SENSIS enables Deutsche Börse to supply objective risk indicators for the first time. Using this data, asset managers and investors can detect systemic risks and optimize their portfolio accordingly.

Funds trading at the Frankfurt Stock Exchange on Xetra
As of December, investors can now trade around 3,000 actively managed retail funds on Xetra®, as easily and flexibly as buying and selling shares. High liquidity, narrow spreads, fast execution and the absence of brokerage and load fees are what make funds trading on Xetra so attractive.

Dr Manfred Gentz is the new Chairman of the Supervisory Board
On 8 December, Dr Manfred Gentz assumes office as chairman of the Supervisory Board of Deutsche Börse AG. The previous chairman, Kurt Viermetz, leaves the Supervisory Board after three successful years at the helm of this governing body.

Deutsche Börse opens representative office in China
By opening a new representative office in Beijing, Deutsche Börse strengthens its good relations with the Chinese authorities and capital market participants. As an established partner, Deutsche Börse can support Chinese companies in raising equity in the European Union.

Rules for share indices amended
The minimum requirement of freely tradable shares (free float) is increased to 10 percent for companies that are included or eligible to be included in a share index. Moreover, in ongoing acquisitions, all shareholdings reportable by law that the acquiring company has secured through derivatives will be taken into account.

Content

1) Including the remuneration report, which is part of the Group management report.


2008 was a dramatic year.



As an exchange organization, we ensured markets were both dependable and transparent




STATUS
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in turbulent times. Peak loads, frequently tested in the past, became reality. We were well


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SUPERVISOR ENGINE 32
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prepared for the situation, our systems functioned without a hitch. This past year, however,




Börs
er the crisis, th





has left a lasting impression on the markets. What the future holds, what the challenges of


economic doom







tomorrow will be and how Deutsche Börse Group is gearing itself up – read for yourself.




Frankfurt/Main, March 2009

Dear shareholders,

The financial community has rarely been such a focus of public attention as it is today: 2008 saw the US subprime crisis become a global financial crisis, and ultimately an economic crisis of unimagined proportions. No end is yet in sight. Markets and their participants have lost not only an enormous amount of capital and value, but also trust.

The crisis also led to uncertainty about the development of trading activities on the capital markets; as a result, all major exchange organizations worldwide suffered a dramatic fall in their share prices in 2008. While the Dow Jones Global Exchanges index was down by 67 percent, Deutsche Börse AG's shares performed little better with a decline of 63 percent. As a result, we remain one of the world's highest-valued exchange organizations.

Deutsche Börse Group's value is based on our integrated business model, which stands on several pillars: on Xetra, the cash market; on Eurex, the derivatives market and the central counterparty; on the Market Data & Analytics segment; and on Clearstream with securities custody and settlement. Our business model is driven by our powerful technology. Those who once criticized our successful model have fallen silent: on the contrary, other exchange organizations are now at pains to copy it.

Our strategy focuses on sustainable profitability; we are open to all forms of cooperation that add value, and are regularly in contact with a variety of potential partners. However, Deutsche Börse Group's priority is organic growth – growth that is based on our innovative strength. This may be less spectacular than consolidation at any price. But our numerous innovations consistently add value for our customers and therefore for you, our shareholders. You can read more about our new products, asset classes and regional activities in the following chapters on our individual business areas.

Our business model and strategy enabled us to achieve excellent results in 2008: Deutsche Börse Group increased its sales revenue by 12 percent year-on-year to €2,455.1 million and likewise improved its earnings by 12 percent to €1,508.4 million. These results again made it the world's most profitable exchange organization. Basic earnings per share rose by 15 percent from €4.70 to €5.42. We would like to propose a dividend of €2.10 per share for the past year to the Annual General Meeting on 20 May 2009.

This financial success is based on the valuable contribution that Deutsche Börse Group makes for its customers, guaranteeing professionally regulated markets subject to systematic supervision. As a neutral party, the Group ensures fairness and transparency and plays a decisive role in financial market integrity. Our technology forms the basis of a reliable and stable market infrastructure. Our role as central counterparty reduces default risk in every single transaction. And in times when capital is in extremely short supply, our innovative secured money market and securities lending offer market participants urgently needed liquidity.

These services mean that your company is well positioned even in times of crisis and is prepared to meet the difficult challenges. We also have our costs under control: we launched a restructuring and efficiency program in good time, obtained attractive conditions to finance our strategic acquisitions and drove forward the relocation of our Group headquarters to Eschborn, a move that offers us tax advantages. Some of our staff have already moved into a transitional building, and we will enter our new offices in 2010. Deutsche Börse Group with its base in Germany thus remains competitive.

As things stand today, we cannot promise new record results in 2009, but fundamentally we are confident that we will close the current year successfully. We are aware that times will not be easy in 2009, and will work hard to make this difficult year a success. This will demand all our energies. At the same time, the crisis offers us – and therefore you, our shareholders – new opportunities because we intend to play an active role in overcoming it. We can help create greater transparency and security, and facilitate adequate regulation of the markets, we can attract over-the-counter trading to exchange platforms, or offer our clearing services for over-the-counter transactions.

The best business model and the best strategy would be nothing without the expertise and dedication of our employees. On behalf of my colleagues on the Executive Board, I would like to sincerely thank our staff for their consistent achievements. And I would like to thank you, our owners, for your confidence in us, and thank the members of the Supervisory Board for their constructive support.

Sincerely,

Reto Francioni
Chief Executive Officer

"The 2008 financial year posed unprecedented challenges for all market participants. Deutsche Börse's integrated business model proved its worth in the financial crisis. Each business area in our value chain helped its customers mitigate the effects of the crisis. In times like these, the strengths of our product offering – integrity, stability, performance and transparency – take on new significance."



Reto Francioni
Chief Executive Officer

How Stock Exchanges Stabilize the Financial System

- Strict regulations and controls for trading on regulated markets
- Integrated stock exchanges are efficient risk managers through their clearing houses
- Stable stock exchange systems even at the peak of the global financial crisis

During the market turbulence of the past year, the crucial role played by stock exchanges within the financial system was more evident than ever. Stock exchanges supply the infrastructure that provides the market with liquidity and information in an environment governed by strict risk management principles, thereby ensuring market integrity and efficiency. This means that stock exchanges are among the very small number of institutions on the financial markets that are capable of creating and restoring confidence.

Integrated model

Above all, Deutsche Börse's integrated business model that covers the entire value chain from trading through to settlement and systems technology proved its worth in the crisis. Every single element of the value chain played its part in overcoming the crisis. In addition, Deutsche Börse is assured stability thanks to its widely diversified business areas. This is good news not only for Deutsche Börse's shareholders, but also for its customers. After all, a strong stock exchange is the basis for a strong and sound financial center.

Regulated markets

Deutsche Börse does not operate just any trading platform. Rather, it has been authorized by the relevant supervisory authorities and assigned the task of regulating exchange trading in the cash and derivatives markets. In EU terminology, stock exchanges are referred to as "regulated markets". Here, trading takes place according to strict regulations and controls – both through their own control mechanisms, such as the Handelsüberwachungsstelle (HüSt, Trading Supervisory Office), and through supervisory authorities at a regional and national level. On a regulated exchange market, all participants are treated equally, i.e. all receive the same information. Market activity is monitored and analyzed constantly throughout trading hours to ensure that stock exchange regulations are being adhered to, and to avoid price manipulation and insider trading. Violations of relevant regulations are penalized by the appropriate stock exchange bodies and the responsible supervisory authorities. In Germany, stock exchange operators are actually required by law to ensure a level playing field for all market participants and to make available sufficient funds for stock exchange operations, in particular for risk management and for ensuring the technical functioning of trading and settlement systems.

Identical information for all participants

Liquid trading

Liquidity that is available on the market is concentrated on stock exchanges, not least owing to their status as regulated markets. Liquidity denotes the ability to trade large volumes immediately with a minimal price effect. The more liquid a market, the more efficient the price discovery process. Information from all market participants is channeled into the prices that are continually being formed on the stock exchanges, thus ensuring that the securities traded are valued in real time and that all participants have equal access to these facts.

Regulatory and supervisory bodies for on-exchange trading


Scoach Europa AG
Legal entity under private law; administrative and operating body of FWB (section 5 BörsG[1])
Deutsche Börse AG
Legal entity under private law; administrative and operating body of FWB (section 5 BörsG[1])
State Exchange Supervisory Authority
Competent supreme federal state authority (section 3 BörsG[1]); state of Hesse: Ministry of Economy, Traffic and State Development
Administration and operation of FWB by provision of financial and human resources as well as facilities
Legal supervision (section 3 BörsG[1])
Frankfurter Wertpapierbörse (FWB)
Institution under public law with partial legal capacity; capacity of to be a party in administrative court proceedings (section 2 BörsG[1])
Exchange bodies
Exchange Council
Statutory catalogue of competence (section 12 BörsG[1]); e.g. appointment of the management board
Management Board
Management of FWB (section 15 BörsG[1]); admission of securities to trading on the regulated market
Trading Surveillance Office
Supervision of trading and settlement (section 7 BörsG[1])
Disciplinary Committee
Imposition of sanctions for breach of duty by trading participants and issuers (section 22 BörsG[1])

1) Börsengesetz – German Exchange Act

For this reason, Deutsche Börse's philosophy is to keep markets as open as possible. Even when prices are falling, all investors should always have the opportunity to limit losses or take advantage of low prices to enter the market as they themselves see fit. Especially in times of crisis, it is also important that the price discovery process should not come to a standstill, and that there should be complete transparency about current valuation levels at all times.

Transparent trading

This leads us to another aspect of exchange trading: transparency. Deutsche Börse produces and distributes information such as market prices, trading volumes and other market data. It also condenses this information into indices, which allow market participants to assess the overall situation in specific markets. In this way, stock exchanges serve as indicators of market sentiment and as instruments for forecasting future performance. They minimize intransparency about and incorrect valuation of financial instruments, two factors that have been identified as principal causes of the financial crisis. In other words, stock exchanges also act as early warning systems.

Continuous risk management

Central counterparty minimizes default risk

Furthermore, integrated stock exchanges manage the risk of a contracting party defaulting through their associated clearing houses or central counterparties. A central counterparty acts as an intermediary in trading transactions – as a buyer for each seller and a seller for each buyer –, thereby guaranteeing payment and delivery of the instrument. Open positions are collateralized by the cash margins that all market participants are required to deposit in proportion to their risk. This market risk is continually calculated by Deutsche Börse's subsidiary Eurex Clearing and participants are informed about the current status several times an hour – this service, which is the only one of its kind in the world, provides participants with maximum protection. Unlike participants in over-the-counter (OTC) trading without a clearing house, participants trading on an exchange with central counterparties can thus depend on delivery and payment commitments being honored.

With the launch of its latest release on 10 November 2008, Eurex increased the range of functions offered to institutional investors in OTC trading. This means that further OTC transactions can now migrate to a central clearing house – with all the associated advantages.

The central counterparty has also proven its worth in specific crisis management situations. To take an example from the recent market upheaval: with the insolvency of Lehman Brothers in mid-September, the license of the European subsidiary of the US investment bank with Eurex Clearing was also canceled. Deutsche Börse's clearing house was then faced with the task of transferring the positions of Lehman Brothers customers and winding down the bank's proprietary trading positions. This process was completed in an orderly manner. The risk was covered at all times by collateral deposited with Eurex Clearing by Lehman Brothers. This is a prime example of how clearing houses reduce the systemic risk for all market participants. In this way, Deutsche Börse bolsters the integrity of European financial markets.

Innovative liquidity management

Another market that made a valuable contribution in the financial crisis is Euro GC Pooling®, which is operated jointly by Deutsche Börse subsidiaries Eurex Repo, Eurex Clearing and Clearstream Banking. This market stabilized the liquidity position of the participating banks. While uncollateralized financing opportunities continue to be very limited and short of liquidity in the wake of recent market turbulence, the market for collateralized financing organized by Eurex Repo is both liquid and thriving. The fact that the average outstanding volume in Euro GC Pooling has tripled in the course of 2008 just goes to show this.

Reliable settlement and custody

Euro GC Pooling is just a small part of the broad range of reliable securities settlement and custody services that Deutsche Börse offers the market via its Clearstream subsidiary. Deutsche Börse is constantly working to make this offering more secure and more efficient. This also applies to cross-border services, such as the Bridge that Clearstream and Euroclear, the other international central securities depository in Europe, offer and that was most recently enhanced by new settlement and information functions in July 2008. And to improve the cross-border settlement of investment funds in Europe, Clearstream offers one-stop solutions in the form of the Central Facility for Funds (CFF®): these solutions not only accelerate operational processes, but also reduce risk.

Stable systems

Despite the enormous increase in trading volumes in the course of the financial crisis, trading and settlement on the stock exchange have remained stable, retaining the customary level of efficiency. Trading volumes peaked in October when, to take one example, the Xetra® system recorded well over a million transactions per day on several occasions as a result of the market turbulence. The five trading days with the highest trading volumes recorded to date were all in 2008. On a number of days in 2008, Eurex® processed over 800 million quotes, more than twice the peak load in 2007. Automated processes on high-performance systems prevented capacity bottlenecks occurring in order processing.

Systems process peak loads without a hitch

The average availability of the trading systems on both Eurex and Xetra in 2008 was over 99.99 percent. This corresponds to less than two minutes' downtime per month, referring to the entire network – including application software used by customers. Processing time in the core systems of Eurex and Xetra was reduced by over 20 percent and 50 percent respectively year-on-year. As an exchange organization with its own technology, Deutsche Börse thus fulfills its objective of managing risks, creating systemic security and providing integrity to the financial system as a stability anchor.

"Deutsche Börse closed the 2008 financial year with record results despite the difficult financial market environment. Our success is based on risk management and continuous improvement in operational efficiency. We believe this puts us in a better position than our competitors."



Thomas Eichelmann
Member of the Executive Board
Chief Financial Officer

Deutsche Börse AG Shares

- Earnings per share (basic) after tax up 15 percent to €5.42
- Share price down from €135.75 to €50.80 in the course of the year
- Deutsche Börse share with an average 16 percent return per year since going public

Driven by a year-on-year increase of 12 percent, Deutsche Börse Group reported record results in 2008, with EBITA reaching €1,508.4 million. Despite this performance, the price of Deutsche Börse shares fell substantially – in line with the overall market trend – since the historically high closing price achieved at the end of 2007. The share price fell by 63 percent from €135.75 on 28 December 2007 to €50.80 on 30 December 2008, although it still outperformed the Dow Jones Global Exchanges Index. This index, which tracks the share price performance of all listed stock exchange operators worldwide, fell by 67 percent in 2008.

This development is attributable above all to the considerable uncertainty about the situation on the international financial markets and, in turn, to the lower levels of stock exchange trading activity that are expected as a result. In spite of recent developments, the value of Deutsche Börse AG, measured in terms of market capitalization, has more than tripled since its IPO on 5 February 2001, from €2.7 billion to €9.4 billion as at 31 December 2008.

The 20 listed exchange organizations worldwide together reached a market capitalization of some €60 billion as at 31 December 2008, a decline of 67 percent compared with the end of the previous year. In spite of the price drop and the growth of some competitors on the back of consolidation, Deutsche Börse succeeded in maintaining its position as one of the world's largest stock exchange operators.

Deutsche Börse: Most profitable exchange organization in the world

Sales revenue and EBIT in 2008 in € millions[1][2]


Deutsche Börse[3]
1,508
2,692
Chicago Mercantile Exchange (CME)[4]
1,312
2,032
NYSE Euronext[5]
761
1,920
Hong Kong Exchanges and Clearing (HKEx)[3]
508
646
Nasdaq OMX[6]
458
1,101
Intercontinental Exchange (ICE)
329
542
Bolsas y Mercados Españoles (BME)
250
349
EBIT
Sales revenue

1) Exchange rates: €/US$ 1.5012, €/HK$ 11.6804
2) Due to a deferring financial year, no figures are shown for London Stock Exchange
3) Including net interest income from banking business
4) Pro forma including NYMEX
5) Excluding activity assessment fees, liquidity payments, routing/clearing charges
6) Pro forma including OMX, excluding liquidity rebates, brokerage, clearance and exchange fees
Source: Companies listed

Deutsche Börse AG shares: Key figures

		2008	2007
Earnings per share (basic)	€	5.42	4.70
Earnings per share (diluted)	€	5.41	4.70
Dividend per share	€	2.10[1]	2.10
Operating cash flow per share (basic)	€	6.71	4.33
Operating cash flow per share (diluted)	€	6.70	4.33
Opening price (as at 1 Jan.)[2]	€	135.75	69.71
High[3]	€	134.66	136.32
Low[3]	€	43.40	68.91
Closing price (as at 31 Dec.)	€	50.80	135.75
Subscribed share capital	€m	195	200
Number of shares (as at 31 Dec.)	m	195	200
thereof shares outstanding (as at 31 Dec.)	m	185.8	191.9
Free float (as at 31 Dec.)	%	100	100
Market capitalization (as at 31 Dec.)	€bn	9.4	26.1

1) Proposal to the Annual General Meeting 2009
2) Closing price on preceding trading day
3) Intraday price

In order to assure its success even in a difficult market environment, Deutsche Börse introduced extensive measures back in 2007 with a view to increasing operational efficiency. The Company was able to prove its financial strength once again and replace the bridge financing for the acquisition of the International Securities Exchange (ISE) with a long-term financing package in the second and third quarters of 2008, despite the financial crisis.

Operational efficiency increased

Deutsche Börse shares outperformed those of many competitors

Having risen substantially in previous years, the price of Deutsche Börse shares fell in 2008. A key factor in this development was the financial crisis that has persisted since mid-2007 and its negative effects on economic growth as well as uncertainty about the situation on the global financial markets and the lower levels of stock exchange trading activity that are expected as a result. The price of Deutsche Börse shares dropped from €135.75 on 28 December 2007 to €50.80 on 30 December 2008 – a fall of 63 percent. The share price reached a twelve-month low of €43.40 on 28 October 2008 and a high of €134.66 on 2 January 2008. In the same period, the blue-chip indices DAX® and Dow Jones EURO STOXX 50® dropped by 39 and 44 percent respectively. Accordingly, the performance of the Deutsche Börse shares in the past financial year was below both that of the DAX index and the European benchmark index Dow Jones EURO STOXX 50. Compared with other listed exchange organizations around the world, however, Deutsche Börse shares performed better: the Dow Jones Global Exchanges Index, the corresponding benchmark index, fell by 67 percent in the year under review. The positive performance of Deutsche Börse shares can be attributed not least to its strong competitive position thanks to its integrated business model.

Share price performance runs counter to stable increase in earnings

Overall sales revenue picked up again significantly in 2008 due to structural growth trends, considerably greater volatility and the first-time consolidation of ISE. Deutsche Börse reported record results owing to its successful integrated business model. Based on the Group's sales revenue growth of 12 percent to €2,455.1 million and a 3 percent decrease in costs to €1,284.0 million (without ISE: –15 percent), earnings before interest, tax and goodwill impairment (EBITA) again grew substantially to €1,508.4 million (up 12 percent). Earnings per share, which also include the effects from the share buyback, increased by 15 percent to €5.42 (basic), respectively 5.41 (diluted). To safeguard the Company's success even in a more difficult market environment, Deutsche Börse undertook extensive measures back at the end of 2007 and the beginning of 2008 with a view to increasing operational efficiency – while retaining planned investments in future growth. In September 2007, Deutsche Börse announced an extensive restructuring and efficiency program with the aim of generating savings of €100 million per year from 2010. The main focus of this program is on optimizing operating costs. The effects of the program were already visible in 2008:

Share price development of Deutsche Börse AG and benchmark indices in 2008


€
140
130
120
110
100
90
80
70
60
50
40
30
0
28 Dec.
1 Feb.
1 Mar.
1 Apr.
1 May
1 June
1 July
1 Aug.
1 Sep.
1 Oct.
1 Nov.
1 Dec.
30 Dec.

— Daily closing price of Deutsche Börse AG shares
— DAX®1)
Dow Jones EURO STOXX 50® (EUR) (Return)1)
Dow Jones Global Exchanges1)

1) Indexed to the closing price of Deutsche Börse AG shares on 28 December 2007

operating costs were cut by €50 million, with a further €25 million expected to follow in 2009. Starting in 2010, annual costs are to fall by a further €25 million, meaning a reduction of €100 million overall. Furthermore, the move to Eschborn announced by Deutsche Börse in January 2008 enabled the Company to significantly reduce its trade tax burden for 2008. It expects to further improve its tax rate to approximately 27 percent this year and to between 25 and 27 percent in 2010. In combination with structural growth trends in all business areas, the focus on operational efficiency and the declining tax rate offer Deutsche Börse shareholders the prospect of continued above-average growth.

A high-yielding investment in the long term

Thanks to its integrated business model, its strict Group-wide risk management policy, and its ongoing efforts to boost operational performance, Deutsche Börse shares offer an excellent opportunity to participate in the long-term growth potential of the international capital markets. Since Deutsche Börse AG went public in 2001, shareholders have enjoyed an average annual return of 16 percent, which is well above the DAX average. In the same period, a direct investment in the DAX index would have yielded a loss of 4 percent. This means that investors who purchased €10,000 worth of shares at Deutsche Börse AG's IPO, and reinvested the dividends, held shares worth €32,952 at the end of 2008. Had they invested in the DAX index during the same period, their holdings would have been worth just €7,246.

Capital structure further optimized with confirmation of excellent credit ratings

In 2005, Deutsche Börse launched a program to optimize its capital structure (capital management program). Under this program, Deutsche Börse Group uses dividend payments and share buybacks to distribute to its shareholders funds that the Group does not require for its operating business and its continued growth. In 2008, Deutsche Börse paid out a total of €783.5 million: it repurchased approximately 6.2 million shares worth €380.5 million and paid a total dividend of €403.0 million in May 2008.

6.2 million shares bought back

Standard & Poor's continued to give the Group a rating of AA/Stable/A-1+, while Fitch Ratings classified Clearstream Banking S.A. as AA Stable and F1+. These ratings mean that Deutsche Börse Group continues to enjoy an excellent position on the capital markets. On this basis, Deutsche Börse was very successful in raising long-term debt in the second and third quarters of the past year. Long-term financing in the form of fixed-income debt instruments, debt instruments as part of a private placement in the USA, and a hybrid benchmark bond were used to replace the short-term financing of the ISE acquisition. The success of these issues, in particular the hybrid benchmark bond – the only public European issue of its kind in 2008 – underlines Deutsche Börse's excellent reputation on the capital markets.

Shareholders benefit directly from Deutsche Börse's success through dividends

Deutsche Börse AG raised the dividend for financial year 2007 to €2.10 per share. In May 2008, it distributed 51 percent of consolidated net income for the year – adjusted for extraordinary income from a sale of buildings in Luxembourg – as dividends to its shareholders. This year, Deutsche Börse AG will again enable shareholders to participate in the Company's operating profit and will propose to the Annual General Meeting a repeatedly high dividend for 2008 of €2.10.

Dividend stable at €2.10

Share of international shareholders remains on a high level


Other countries 9%
Germany 18%
UK 32%
41% USA

Deutsche Börse continues to interact with investors in 2008

Last year, Deutsche Börse and its shares again attracted substantial attention from international investors, analysts, market participants and interested members of the public. In 2008, the Company initiated targeted and extensive strategic measures to inform existing and potential investors about its long-term strategy and about structural growth drivers in the business. Other topics included the successful integration of ISE and the impact of the financial crisis on the Company's business. In connection with the turbulences on the market and the resulting defaults of sereval market participants, the Company explained issues such as the efficient risk management carried out by Eurex Clearing and Clearstream, as well as the differences between its business model and that of banks. Deutsche Börse hosted an investor day for professional investors from Germany and abroad for the second time on its business premises in Frankfurt in June 2008. At international roadshows, investor conferences and individual meetings, Deutsche Börse held well over 400 one-on-one discussions with current and potential shareholders.

Interest of international investors reflected in shareholder structure

The Company's strong business performance in the past year, together with the stable market position brought about by its diversified business model contribute to the sustained and widespread interest in Deutsche Börse AG shares among national investors and, to an even greater extent, among international investors. The proportion of shareholders from abroad remains very high at around 82 percent.

Deutsche Börse shares are attractive to global investment funds with large investment volumes because they are highly liquid and are included in the German blue-chip index DAX and Europe's leading blue-chip index, the Dow Jones EURO STOXX 50. Trading volumes in the Company's shares have soared since the IPO in 2001: while an average of 0.4 million shares per day were traded in 2002, this figure had risen to around 2.5 million by 2008.

The Business

DEUTSCHE BÖRSE GROUP

XETRA EUREX DEUTSCHE BÖRSE MARKET DATA clearstream DEUTSCHE BÖRSE SYSTEMS

"As a leading European trading platform, Xetra is continuously being enhanced: with new products, new functions and roll-outs into new markets. Regulated and controlled on-exchange trading offers integrity, stability and security for all participants – an invaluable advantage over unregulated off-exchange trading."



Frank Gerstenschläger
Member of the Executive Board,
responsible for the Cash Division

Xetra: Stable Environment for the Cash Market

- Sales revenue dropped by 8 percent to €399.4 million
- Number of Xetra® transactions up to 226.0 million
- Trading in structured products and funds transferred to Xetra

Within Deutsche Börse Group, the Xetra segment is responsible for organizing cash market securities trading. The fully electronic Xetra® marketplace allows participants to trade on the Frankfurt Stock Exchange from any location in Europe. Xetra offers market participants optimum order execution, transparency and liquidity at low trading costs. Integrated clearing provides security for all trading partners even in turbulent times: the central counterparty guarantees that all transactions are settled, even if the trading partner defaults. Despite ever increasing peak loads, Xetra again proved to be stable and resilient in the past year.

Established stock exchange operators faced greater competition in 2008 as new trading platforms tried to get a foothold in pan-European trading. Deutsche Börse managed to successfully defend its position. The number of transactions on the Xetra® trading platform grew by 28 percent to 226.0 million. The trading volume was €2,149.0 billion.

The Xetra segment owes its performance to the following factors:

- *Reliable infrastructure for the financial* market with clear rules
- Precise risk management with differentiated clearing service levels
- High liquidity at low trading costs
- Diversified product range for an international clientele

Reliable infrastructure with clear rules

In the context of the global financial crisis, the money and credit markets suffered a considerable loss of trust. Despite falling share prices the equity markets remained open at all times and the pricing process was not disrupted. To cope with this crisis, a reliable and transparent financial market infrastructure takes on a special significance.

Exchange trading subject to strict controls

A key attribute of exchange trading is the exchange's absolute impartiality towards market participants: all participants are equal and therefore receive the same treatment. The exchange not only matches orders bilaterally, it also ensures reliable and fair pricing. Three institutions ensure that trading on the Frankfurt Stock Exchange takes place according to the valid regulations: the Hesse Ministry of Economics, Transport and Regional Development supervises the stock exchange and makes sure that transactions are properly settled and rules are complied with. The Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin, German Federal Financial Supervisory Authority) monitors trading participants, for example with regard to solvency, and ensures that the prohibition on market manipulation is not violated. The Handelsüberwachungsstelle (HüSt, Trading Supervisory Office), a body of the stock exchange under public law supports the regulatory authorities, e. g. by fully capturing and analyzing all exchange trading data.

A reliable and robust infrastructure also includes the trading technology used by the financial center. Deutsche Börse's systems were available at all times in the year under review. Their performance parameters remained extremely stable, even during peak loads. On peak days, the systems processed 2.1 million transactions on Xetra® and 1.5 billion quotes on Scoach, for example, without the orders being executed at a slower pace.

Precise risk management with differentiated clearing service levels

Eurex Clearing AG is Deutsche Börse's integrated clearing house. As such, it guarantees the settlement of cash market transactions. As the central counterparty (CCP), the clearing house acts as an intermediary between trading partners as soon as a trade has been executed; the trading partners remain anonymous. As the events in 2008 showed, the CCP makes a significant contribution to the stability of the markets: it assumes the risk of a trading partner defaulting and being unable to meet its obligations (counterparty risk). In addition, the clearing house monitors the positions of trading partners and price changes in the market permanently during trading hours and makes additional margin calls, if necessary.

Integrated clearing house manages risks
→ Eurex chapter

Another valuable advantage of the CCP for buyers and sellers is that it facilitates multilateral netting of transactions: all receivables and liabilities per security are offset to a single position so that the clearing participants only have to settle the balance. Since November 2008, Xetra customers have been able to choose between different service levels that are tailored to their needs. In addition to the Full Service offering, Eurex Clearing also offers a Basic Net Service and an Extended Net Service. Under the Basic Net Service, transactions are automatically netted at the end of the trading day; clearing participants are only informed of the remaining net position. With the Extended Net Service, they have the option of continuing to manage this net position right up to the settlement date. The new service packages primarily address the requirements of professional participants, for example in algorithmic trading.

Deutsche Börse has also introduced a new pricing model together with the differentiated service levels, which grants clearing participants cost savings of up to 40 percent, depending on the service selected. This benefits in particular those customers with high trading volumes.

High liquidity at low trading costs

Deutsche Börse is one of the most liquid and cost-effective trading venues worldwide in terms of the total cost of trading, clearing and settlement, whereby the implicit trading costs are a much more significant factor than the fees that are charged to investors. The deeper the order book, i.e. the more orders are placed and executed, and the narrower the spread between buy and sell prices, the lower the implicit costs and the higher the liquidity. Xetra leads the field in this regard: there are always buy and sell offers for trading DAX® securities – even larger orders can be executed immediately at any time.

Diversified product range for an international clientele

More services for more customers on more attractive terms and conditions – this sums up the Xetra segment's strategy for attracting more business to its trading platforms. The methods applied to achieve this include internationalizing the participant network, expanding the product range and boosting system performance.

Scoach on Xetra: 100 foreign participants, over 300,000 additional products
Trading on Xetra has been a cross-border business for some time now. The internationalization of Xetra trading benefits all market participants as it means that trading volumes are pooled and market efficiency improved. In May, all Xetra market participants (banks and securities trading firms) were given direct access to a range of over 300,000 structured products, which had previously been traded in broker-supported floor trading on the Frankfurt Stock Exchange. Over 100 market participants come from other European countries; 15 percent of the Scoach order volume in the year under review was generated by participants based outside Germany, in particular in the United Kingdom, France, Austria and the Netherlands. In December 2008, a large Scandinavian online broker was the first broker to offer its customers the trading of structured products via Scoach in Frankfurt.

By migrating to Xetra, Scoach, the cooperation of Deutsche Börse and the Swiss SIX Group (formerly SWX Group), grew from being a German-Swiss exchange to a pan-European one for certificates and warrants, with participants from 18 countries. The move has paid off: with trading volumes amounting to €64.9 billion, Scoach was the highest performing stock exchange for structured products in Europe in 2008. It grew its market share in Germany in the course of the year by ten percentage points to 38 percent. Thanks to its wide range of products, high liquidity and fast order execution, Scoach was awarded with the title "Exchange of the Year" by the Structured Products magazine for the second time.

In addition to direct links for foreign participants, cross-border alliances with other exchanges play an important role in internationalization. The Vienna and Dublin stock exchanges, for example, which also run their trading on Xetra, extended their contracts for the operation of Xetra back in 2007 before renewal was due. Deutsche Börse won the Bulgarian Stock Exchange as a new sourcing partner; it has been using Xetra since 16 June 2008. Deutsche Börse now organizes trading in around 550 of the securities listed on the Bulgarian Stock Exchange.

Bulgarian Stock Exchange uses Xetra

ETFs and ETCs: Largest choice in Europe
In 2000, Deutsche Börse started trading exchange-traded funds (ETFs) on Xetra. Since then, their number and the assets under management have been growing steadily. Xetra is the biggest trading center for ETFs in Europe. At the end of 2008, 399 ETFs (Europe: 632 ETFs), were listed on Deutsche Börse; assets under management amounted to €81.3 billion (Europe: €100.7 billion). Comparative figures from the United States, where 698 ETFs manage assets of €350.4 billion, show that the end of this growth is not yet in sight.

ETFs combine the flexibility of an equity with the risk diversification of a portfolio. Institutional and private investors alike value ETFs for several reasons: they represent entire markets or sectors in a single product, are traded via stock exchanges as efficiently and with the same liquidity as equities, and can be bought at low transaction costs without load fees.

Deutsche Börse also expanded its range of exchange-traded commodities (ETCs). These reflect the performance of single commodities or commodity sectors, such as energy, agricultural commodities or precious metals. Like equities, ETCs can be traded on each exchange trading day. Investors can use them to invest in different commodities efficiently and cost-effectively.

Trading volume of €64.9 billion on Scoach
→ scoach.com

ETF volumes traded at Deutsche Börse have been growing for years…


Assets under management
in US$ billions
100
75
50
25
0
2000
2001
2002
2003
2004
2005
2006
2007
2008

Sources: Bloomberg, Barclays Global Investors

…but still have potential in comparison with the US


Assets under management at the end of 2008
in US$ billions
400
300
200
100
0
350.4
100.7
81.3
Deutsche Börse
Europe
USA

Xetra-Gold®, a bearer bond backed by physical gold issued by Deutsche Börse Commodities GmbH, is the most successful ETC product. One unit of Xetra-Gold equals one gram of gold. This allows investors to buy even small quantities of gold. The fees for keeping the gold in Deutsche Börse's vaults are significantly lower than the storage costs normally charged in the market. What makes this product special is that private investors can request the stored gold to be delivered at any time. Investors are convinced of its benefits: at the end of the first financial year of Deutsche Börse Commodities, the holdings of Xetra-Gold amounted to 19.8 tons – worth some €390 million at the market price on 31 December 2008.

Trade gold just like shares → deutsche-boerse.com/xetra-gold

Trading of funds: Faster and more cost-effective with Xetra

Since December, the approximately 3,000 actively managed retail funds on Xetra have been accessible to market participants throughout Europe. Investors enjoy high flexibility when trading fund units via the stock exchange because, unlike conventional fund settlement via an investment company, fund units can be bought and sold on the stock exchange continuously during normal trading hours and transactions take only a matter of seconds. Moreover, in exchange-based fund trading there is no front-end load charged by investment companies.

Performance: Every millisecond counts

The execution times for orders in electronic exchange trading have been cut to just a few milliseconds. As a result of permanent improvements, Xetra is one of the fastest and most reliable trading systems in the world. The round-trip time for an order – from the participant's trading desk, via matching in Xetra and back to the participant as a trade confirmation – now averages seven milliseconds for algo traders, with top speeds of as little as three milliseconds achieved by Xetra.

Extremely short round-trip times are particularly important for algorithmic trading. This trading technique enables participants' systems to independently generate buy and sell orders on the basis of mathematically defined correlations, or algorithms. Algorithmic trading is one of the most important growth factors for on-exchange securities trading. It accounted for about 43 percent of the order volume in 2008 and remained at this high level even during the difficult market situation in the fall. Algorithmic traders have proved to be liquid and active partners in trading on Xetra.

New competitors: Generating additional trading volume
The new trading platforms that have emerged to rival Deutsche Börse need to be taken seriously. However, they have achieved a lower market share from trading with German equities than they have from trading with domestic securities on markets of other established European exchange operators – proof that the Xetra trading system is competitive. Moreover, their entry into the market has not caused a decline in the volumes of Xetra participants. Rather, the new providers seem primarily to attract orders that were previously traded over-the-counter or that represent new trading volumes. This means that more trading platforms provide additional arbitrage opportunities for trading participants and thus boost total trading volumes. On-exchange trading proved its worth especially in the particularly turbulent weeks in September and October 2008, offering high liquidity, reliability, high-speed systems even under maximum loads, trading integrity, and protection against counterparty default provided by the central counterparty.

Difficult market environment in the issuing business

The financial crisis caused the number of IPOs to fall, not only at Deutsche Börse, but on all stock exchanges around the world. In spite of the difficult market environment, Deutsche Börse recorded new entries in 2008. 180 of these were listed on the First Quotation Board, which was introduced in October. This new segment in the Open Market of the Frankfurter Wertpapierbörse (FWB®, the Frankfurt Stock Exchange) includes companies listing here for the first time and increases the companies' visibility to investors. There were 16 new entries in the Entry Standard and 12 in the Prime Standard.

Secure capital through the primary market
The ups and downs of the economy do not change the fact that companies can only benefit from the opportunities offered by globalization if they have a sufficiently large capital base. However, the financial crisis has stalled their efforts to obtain debt financing. The capital markets could be one way out of the credit squeeze. To finance their growth, they can obtain equity capital on the stock exchange. Many companies have prepared themselves sufficiently to go public quickly as soon as the capital market environment improves. Deutsche Börse also offers alternatives to the classic IPO, for example through private placement listings.

Listing platform internationalized
Deutsche Börse has won further international issuers for its listing platform. In spite of the difficult capital market environment, there were four IPOs from Ukraine, one from Russia, and five from China. In addition, Deutsche Börse has signed agreements with the St. Petersburg Currency Exchange (SPCEX) and the Bombay Stock Exchange (BSE) to strategically cooperate on listing activities in the future. Together with both partners, Deutsche Börse plans to drive the internationalization of the German, Russian and Indian financial markets, thus opening up all markets involved for international investors and companies.

Russian and Indian exchanges become strategic partners

Europe's most attractive listing venue

Deutsche Börse is the most attractive listing venue by international standards for companies wanting to go public. This is the result of a study conducted by Munich's Technical University and the European Business School, which investigated the conditions for new entries on leading international stock exchanges. Frankfurt was an especially sought-after listing venue in the alternative energies, high technology, chemical and industrial sectors. In the area of alternative energies alone, 97.8 percent of the IPO volume placed in Europe between January 2005 and March 2008 was attributable to Deutsche Börse.

"Recent market turmoil has highlighted again the importance of a sound and efficient infrastructure for the integrity and stability of financial markets. Especially over the year 2008, Eurex has proven the reliability of its trading and clearing services."



Andreas Preuß
Deputy Chief Executive Officer,
responsible for the Derivatives & Market Data Division

Eurex: Trading and Clearing of Derivatives Contribute to the Integrity of the Financial Markets

- Sales revenue up 41 percent to €1,010.1 million
- Trading volumes at Eurex and ISE over 3 billion contracts for the first time
- Managed collateral up 48 percent in the course of the year

Eurex is one of the world's leading marketplaces for trading on-exchange derivatives. Eurex Clearing is Europe's largest central counterparty, offering clearing services for both the derivatives and the cash markets, setting standards through the quality and effectiveness of its risk management. The winning combination of distribution, innovation, technology and integrated clearing together with the principles of transparency and neutrality is at the heart of the Eurex business model and provides the basis for future growth. In 2008, Eurex demonstrated just how reliable its business model is, even in times of extreme market uncertainty. Eurex therefore makes a significant contribution to the integrity of the financial markets and winds up the year again with record trading volumes.

Eurex is the on-exchange derivatives market of Deutsche Börse Group and Eurex Clearing is its clearing house. On-exchange derivatives markets organize the exchange of market risks through standardized derivatives; clearing houses are responsible for settling and managing risk for transactions after the trade has been executed.

Eurex was established in 1998 as a merger between the Swiss derivatives exchange SOFFEX and Deutsche Terminbörse (German Futures and Options Exchange, DTB). Since then, it has evolved into an integral part of the global derivatives markets and now looks back on ten years of successful electronic trading and clearing. Between 1998 and 2008, trading volumes grew by 24 percent a year on average. In 2008, a total of 2,165.0 million contracts were traded on Eurex® – a new record that once again proved the success of Eurex's business model in the past financial year.

24 percent annual growth since 1998

This success is the result of a combination of four factors: global distribution, product innovation, technology leadership and integrated clearing. These not only form the basis for growth, but also account for the reliability of the Eurex business model. They ensure that Eurex makes a significant contribution to the integrity of the financial markets, especially in times of extreme market uncertainty and heightened volatility.

Eurex continued to systematically enhance its business model in 2008. Following its merger with the International Securities Exchange Holdings, Inc. (ISE), the leading US options exchange, at the end of 2007, it is now the largest transatlantic marketplace for on-exchange derivatives trading.

Europe's global financial marketplace
→ eurexchange.com

Distribution: Global reach and international customer structure

Eurex offers all participants equal access to the marketplace and product range, irrespective of their physical location. At the end of 2008, the Eurex distribution network had 404 participants with 8,667 traders. Another 51 institutions were in the process of getting approval. Eurex already generates 80 percent of its total trading volume outside its home markets of Germany and Switzerland.

Access for new customer groups
In 2008, Eurex expanded its distribution network to include 43 new participants worldwide, mainly in Continental Europe, the USA and the financial centers in Asia. Direct market access is particularly sought-after by participants whose business models focus on market making and own-account trading. Likewise, US-based customers that pursue algorithmic trading strategies showed a keen interest.

43 new participants and over 200 new products

Growth potential in emerging markets
Eurex uses its Trader Development Program to further expand into the growth regions of Asia and Central and Eastern Europe, where regulatory factors have to date prevented direct membership. Over 200 traders from these regions now trade on Eurex using the infrastructure of existing participants.

Protection for institutional investors
Demand for derivative instruments grew again among institutional investors. At the same time, however, increasing market uncertainty as a result of the crisis in the financial markets means that asset managers, hedge funds and insurers are on the lookout for effective risk management instruments. In addition, an increasing number of off-exchange transactions are being moved to Eurex Clearing for settlement to eliminate counterparty risks through central clearing.

Cooperation with European Energy Exchange strengthened
→ eex.com

Innovation: New products and alliances

New products give market participants new impetus to develop their investment, hedging and arbitrage strategies, thus generating additional trading volume. For this reason, Eurex continually adds new products to its portfolio while at the same time developing new asset classes for on-exchange derivatives trading.

- In 2008, Eurex introduced a total of more than 200 futures and options, many of them single-stock futures. These investment instruments are popular with investors especially in times of tight liquidity. As a result, their volume grew by 148 percent in 2008, the fastest growth rate of all Eurex products.
- Other new derivatives included options on various German and European equities, derivatives based on DivDAX® and the MSCI Russia Index, as well as futures on global and pan-European sector indices.
- In January 2008, Eurex launched an asset class for inflation derivatives and introduced inflation-protected indexed futures, which are based on the harmonized consumer price index for the eurozone and complement Deutsche Börse's traditional inflation-linked cash market products.
- In the first quarter of 2009, Eurex will expand its range of commodities products by introducing gold futures and options. It will also be the first European exchange to introduce real estate futures.

Alliances also provide new trading opportunities for Eurex market participants. As a result of the close cooperation between Eurex and the European Energy Exchange (EEX) in Leipzig, all Eurex participants have been able to trade EEX's CO_2 products via Eurex since the end of 2007. The trading volume of emission certificates rose by 348 percent in the course of 2008. There are plans to extend this cooperation to other product groups.

Technology: Technology Roadmap and Eurex Release 11

Eurex has been a leading innovative force in electronic derivatives trading and clearing, and technology is a critical factor for the success of the Eurex business model. Stable and reliable information systems are a basic prerequisite for technological integrity in derivatives trading. At the same time, they ensure that the skills are in place for efficiently implementing product innovation. The main factors for Eurex's successful technology leadership are as follows:

- Capacity: Since 1998, the number of transactions processed on the Eurex system has grown by an average of more than 80 percent a year.
- Speed: Over the same period, the speed at which Eurex processes these transactions has increased by 95 percent, up 25 percent a year on average. Today, the mean processing time for a transaction is just a few milliseconds.
- Throughput: Market and price information has to be available at ever increasing speeds and in ever higher numbers. Since August 2008, Eurex disseminates market data to the participants via network connections with a bandwidth of up to 120 megabits per second.

In addition to the growing number of tradable products and additional participants, the main drivers of this development are algorithmic trading models, which make extreme demands on system capacity, speed and throughput capability. In algorithmic trading models, computers place automated orders within a fraction of a second on the basis of mathematical calculations, historical trading patterns or arbitrage models. In 2008, these automated trading models accounted for more than 30 percent of the trading volume on Eurex.

For this reason, Eurex introduced a technology roadmap back in 2006, which it implements continuously to further enhance its technology leadership position. In 2008, Eurex continued to make substantial investments to boost the performance of its systems and add new functions. The roll-out of Eurex Release 11 in November 2008 set new standards in this regard.

Eurex manages risk effectively by netting, margining and collateralization

Monthly average in €bn


9,715
9,671
44
8
52
Clearing volume
Netting
Margining
Buffer
Collateral deposited by clearing member
Total collateral

Source: Eurex Clearing

Eurex Clearing: Key role in safeguarding financial market integrity

Clearing forms the interface between trading and post-trading tasks, such as settlement and custody. Eurex Clearing is Eurex's fully integrated clearing house. With around 2.3 billion transactions processed in 2008, it is the market leader in Europe.

Eurex Clearing covers a wealth of trading products across all key asset classes, such as derivatives, equities, bonds, or energy. In particular, Eurex Clearing settles all derivatives market products traded via Eurex. At the same time, the clearing house is the central counterparty (CCP) for the Eurex derivatives market, the Frankfurt Stock Exchange, the Irish Stock Exchange, Eurex Bonds and Eurex Repo, as well as EEX. As such, Eurex Clearing guarantees that each trade executed on these markets is settled, even if one of the trading partners defaults. To this end, each clearing member deposits collateral (margin) with Eurex Clearing. In addition, the clearing house maintains a clearing fund to cover the counterparty risk which is funded by all clearing members under the terms of the clearing conditions. In 2008, the monthly average of market risk cleared by Eurex Clearing

Algorithmic traders generate 30 percent of trading volume

amounted to some €9,700 billion gross. By netting positions and calculating default risks the CCP reduced the total market risk to €44 billion net. This remaining net risk of a clearing member defaulting overnight was collateralized by the clearing members with €52 billion on average. In December 2008, Eurex Clearing even managed collateral in securities and cash for its customers averaging €63.5 billion, an increase of 48 percent compared to the same month of the previous year.

Maximum default protection and effective risk management in on-exchange trading...

In 2008, the bankruptcy of Lehman Brothers International (Europe) demonstrated the fundamental reality of counterparty risk and served as a vivid illustration to all market participants and regulators of how important stable financial markets are. As Europe's largest central counterparty, Eurex Clearing assumes a key role, especially during times of crisis, in stabilizing the financial markets and safeguarding market integrity. Eurex Clearing provided fresh proof of its performance and reliability:

Clearing house for on-exchange and OTC trading
→ eurexclearing.com

- After Lehman Brothers defaulted, Eurex Clearing transferred 99.5 percent of all outstanding customer positions to other clearing participants within one week. The market risk of any positions still outstanding was covered at all times by the collateral deposited previously with Eurex. By settling open positions effectively, Eurex Clearing avoided any domino effects on other market participants and thus significantly limited the systemic risk of default by other market participants.
- Eurex Clearing's permanent risk management is unique. Eurex Clearing is the world's only major clearing house to control risk continuously by recalculating risk positions every five minutes during trading hours. The outstanding positions of each clearing participant are valued at market prices. In case the risk position deteriorates, additional margins are called immediately. This is only possible because trading and clearing are integrated under one roof. The necessary verification processes are directly built into the trading system and risk management is carried out simultaneously. In 2009, risk management will be further enhanced to real-time.

... and for off-exchange transactions

Over 80 percent of global trading in derivatives is off-exchange, or over the counter (OTC). In view of the impact of the crisis in the financial markets, OTC participants in particular have a growing need to cover their risks through a central counterparty. Regulators in Europe and the US, too, are increasingly focusing on the advantages of a clearing house when considering measures to stabilize the financial markets in the long term: the European Commission and the European Central Bank have explicitly endorsed the introduction of central clearing services for OTC trading to boost market transparency and integrity.

Eurex Clearing is the European market leader in OTC derivatives clearing and offers a broad range of functions and products. In 2008, it continued to extend its offering for OTC trading, thus increasing the volume processed in this category by 44 percent to 854.3 million contracts:

- The Multilateral Trade function is a recent introduction. It allows brokers to enter OTC transactions (known as block trades) involving more than two counterparties on one side. Even if there are several counterparties, the transactions are processed automatically and the default risk is eliminated.
- At the same time, all trades involving several parties on the opposing side are subject to deal-based pricing: regardless of the number of partial executions, Eurex Clearing only charges one price for the whole block trade.

- In addition, Eurex has considerably lowered the fee caps for OTC block trades in equity options and equity futures. This makes the clearing house even more attractive for very large transactions, which would previously have been traded over the counter.
- The Exchange for Swaps function has been extended and also includes equity index swaps since November 2008. This allows market participants to combine exchange-traded index futures with the corresponding equity index swaps, thus transferring their trading volumes to a regulated market.

Eurex and ISE: Merger strengthens both partners

In December 2007, Eurex completed the merger with ISE. Together, Eurex and ISE are a leading global derivatives marketplace with product leadership in equity and equity index derivatives trading. The central idea behind the merger is to leverage the strengths of both organizations. While it benefits from the parent company's international standing and know-how, ISE continues to operate independently under its own brand and management team. Thus, its fundamental strengths – its entrepreneurial spirit and creativity as well as market and technology expertise – have been preserved.

ISE's primary business is its all-electronic options exchange, which offers US dollar-denominated options on equities, ETFs, indices and fixed-income products. With over one billion contracts traded in 2008 (up 25 percent year-on-year) and a 30 percent share of the overall market for exchange-traded US equity options, ISE is the world's largest equity options exchange. The ISE Stock Exchange, which was launched in September 2006, was acquired by Direct Edge Holdings in December 2008. ISE is positioned in an optimal way to participate in the US equities market through its 31.5 percent ownership stake in Direct Edge, the fastest growing venue for equities trading in the US. Furthermore, ISE is a leading provider of comprehensive market data products for investors.

Complementary partnership with future ambitions

Global partnerships are becoming increasingly important in today's financial markets, and particularly so when they result in a complementary customer base and joint product development opportunities. Eurex and ISE jointly have some 590 members, of whom only around 40 trade at both exchanges. Eurex, ISE and The Options Clearing Corporation have initiated a joint project to develop a transatlantic link for trading and clearing. The link allows Eurex members to access ISE's options market using their existing Eurex connections. Customers will benefit from highly efficient access to the world's largest equity options market – a major step ahead in transatlantic market integration on the derivatives side. In addition, Eurex and ISE are working closely together with the US Securities and Exchange Commission (SEC) to achieve mutual recognition of regulatory standards for securities. Currently Eurex may only distribute selected futures products that fall under the jurisdiction of the Commodity Futures Trading Commission (CFTC) in US markets.

Eurex and ISE: leading in on-exchange derivatives trading

Joint initiatives focus on product range and technology

In order to continuously expand its product portfolio, ISE plans to list options on Eurex's key benchmark products, such as the DAX® benchmark index, for example, pending approval of US regulatory authorities in charge.

Over 1 bn contracts traded on ISE
→ ise.com

A very important joint project between ISE, Eurex and Deutsche Börse Systems is the development of the next-generation trading platform. The new system will be deployed first at ISE and may subsequently also serve as a common platform for Eurex and the cash market. ISE will go live with the new trading system in 2011 (see chapter Information Technology for details).

Market Data & Analytics: Ensuring Stability through Transparency

- Sales revenue increased by 7 percent to €180.6 million
- Contribution of new products to sales revenue at 15 percent
- 7 new international indices or index families respectively

Share prices and trading volumes, indices and master data, statistics and analyses – all these track the events on the capital markets. A functioning market is based on accurate and comprehensive information that is available quickly and reliably. The products of the Market Data & Analytics segment meet these requirements and thus contribute directly to stability on the financial markets.

The Market Data & Analytics segment collects and prepares capital market data, and distributes it to customers in 154 countries. Capital market participants and other interested parties subscribe to receive this information, which they then use themselves, process, or pass on.

Market Data & Analytics has enjoyed years of successful growth. The segment generates much of its sales revenue through long-term arrangements with customers and is largely independent of trading volumes and volatility on the capital markets. Thanks to its powers of innovation, the segment generated 15 percent of its sales revenue with products that have been on the market for fewer than three years.

Deutsche Börse calculates 2,700 indices

The products offered by the segment's business areas are aimed at three customer groups:

- Issuers use the data from Market Data & Analytics as underlying instruments for their financial products.
- Securities traders, fund managers, investment consultants and private investors purchase real-time price information on German and international financial instruments and draw on this to make their buy or sell decisions and recommendations. They obtain this data either directly or through intermediaries (data vendors).
- Clearing, settlement and securities trading firms (mid- and back offices) receive accurate reference and company-specific master data, which they use to carry out their risk management activities and guarantee accurate settlement.

Issuers: Growing the range of indices

Deutsche Börse develops and calculates around 2,700 indices and distributes them worldwide. They are used by banks and fund companies as underlyings for the financial instruments they offer on the capital market. Customers of Market Data & Analytics mainly include passive fund managers and issuers of structured products such as warrants and certificates. Indices are also used by investors to gauge the performance of their investments.

Indices as a basis for all kinds of financial products

Issuers can use the indices of Deutsche Börse to develop products for any market situation and trading strategy. However, as a result of the financial crisis and in view of the flat rate tax on interest income, the number of innovative, complex derivatives issued has declined. Instead, issuers made greater use last year of less speculative instruments, such as exchange-traded funds (ETFs) and established underlying instruments, such as the DAX®. For example, the index fund on the ShortDAX® recorded an increase in assets under management of around 177 percent. Overall, Market Data & Analytics again won further prominent issuers as customers in 2008, which resulted in the sales revenue in the index business growing by 11 percent year-on-year.

As in previous years, innovation was the central theme in the index business. The same was true for established underlying instruments: Market Data & Analytics expanded its core group of indices comprising DAX, MDAX®, SDAX® and TecDAX® with comprehensive sector indices. Furthermore, it merged the 18 existing sectors into nine major supersectors: Utilities, Telecommunication, Financials, Industrials, Information Technology, Pharma & Healthcare, Basic Materials, Consumer Goods and Consumer Services. Under the name DAXsupersector, Deutsche Börse now calculates nine new indices including the most liquid companies from the Prime Standard.

In addition, Deutsche Börse has also expanded DAXglobal®, its product family of international indices:

- DAXglobal China, DAXglobal Africa, DAXglobal Vietnam, DAXglobal LatAm und DAXglobal GCC complete the range of underlying instruments for world regions.
- DAXglobal Water represents the world's largest and most liquid companies in the water industry.
- Seven DAXglobal Short indices are running counter to their respective indices: DAXglobal Asia, DAXglobal China, DAXglobal Emerging 11®, DAXglobal Russia, DAXglobal Russia+, DAXglobal BRIC and DBIX Deutsche Börse India Index®, which tracks Indian companies.

In addition, Deutsche Börse has introduced a new asset class, Xpect® indices, which are used for securitizing the risks of life and pension insurers or other financial products.

---

20 years of DAX

On 1 July 1988, Deutsche Börse calculated its blue-chip index for the top 30 listed German business enterprises for the first time. A year later, it applied to the German Patent Office to have the DAX® brand protected. Unlike other blue-chip indices, DAX has been designed as a performance index, i.e. it is calculated by Deutsche Börse under the assumption that dividends will be reinvested. Issuers trust the DAX as an underlying instrument and use it for well over 30,000 financial products. Furthermore, it is the world's third largest underlying instrument for exchange-traded derivatives. Investors have invested around €4.7 billion in DAX ETFs alone.

Index guidelines with clear rules

The DAX blue-chip index owes it continued success to its transparency, its high liquidity, and the fact that it is calculated according to clearly defined rules. In a dynamic process such as securities trading, these rules must not reflect the status of the 1980s, but have to incorporate the latest changes in trading behaviour. For this reason, Deutsche Börse changed the weighting from pure market capitalization to market capitalization adjusted for non-free float shares in 2002. Since 2004, there have also been clear rules on which companies to include in or exclude from the index. Deutsche Börse continued to develop its index guidelines in 2008. The importance of derivatives markets has increased, and as a result trading participants place greater demands on the liquidity of index components. Moreover, the number of takeovers using innovative derivative products has risen. To counter potential liquidity bottlenecks that could arise as a result of this, Deutsche Börse has increased the minimum free float requirements and now determines the free float more quickly than it used to.

Index guidelines mirror current developments

Again strong growth of transmitted trading data


Average number of CEF[1] messages per day in millions
550
500
450
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

1) CEF® Core including CEF alpha®, CEF® DataSelect and CEF ultra+

Front offices and vendors: Accelerating growth

Comprehensive market transparency by delivering precise data that is available in real time and accessible to all and everywhere – this is Deutsche Börse's value proposition based on which it distributes its own market data and that of international cooperation partners. It collects the data at the point of origin: in the trading systems of Deutsche Börse Group, at connected trading venues (e.g. Irish Stock Exchange), or directly from other international data producers (e.g. STOXX Ltd.).

Data business grows thanks to new customers and high-quality products

Particularly in the first half of the year under review, the segment won new customers for its data packages in the growth regions of the Middle East, Eastern Europe and Asia. The number of users in these regions rose in the course of the year, at times by up to 40 percent compared with 2007. Stable double-digit growth was also achieved in the United States. As a result of the global financial crisis, however, a temporary concentration on the home market was observed.

In addition to globalization, another growth driver emerged in 2008: many customers switched to new superior products, such as Eurex ultra+, developed for customers requiring an in-depth, fast and differentiated insight into the order book. For example, Eurex ultra+ provides complete and unnetted pre- and post-trading information from Eurex.

Data provision flexibly tailored to customer requirements

As the speed of trading and data transfer increases, so does the volume of data. Deutsche Börse now distributes an average of 900 million CEF® messages a day, compared with 450 million at the end of 2007. Not all market participants and interested parties require all this information. Subscribers are therefore now able to configure the data they receive from the proprietary CEF data stream themselves by determining the type, volume and speed of the data stream:

- CEF® Core contains the complete data feed on over 470,000 instruments.
- CEF alpha® allows customers to select up to 100 instruments from the cash and derivatives market, which are directly fed into automatic trading applications.
- CEF® DataSelect lets them choose up to 3,000 instruments from the complete data portfolio.
- CEF ultra+ offers a more in-depth and differentiated insight into the order book for futures and options.

CEF ultra+ integrates the Enhanced Broadcast Solution, an innovative interface whose use has resulted in reduced latency in the transferal of market data (see Information Technology chapter). As with trading and settlement, the infrastructure for the data business is supplied by Deutsche Börse IT.

New content to trigger trading signals
In addition to expanding the market data from trading systems, Deutsche Börse adds content to the range of data it offers. The content is generated from external sources and collated in line with customer needs. Its European Directors' Dealings product makes it the only provider to publish consolidated information on so-called company insider transactions in a real-time data stream. The data is presented in a machine-readable format, which makes it especially suitable for algorithmic traders, as well as for fund managers and analysts. Market participants with automated trading strategies will be able to receive news in real time via the U.S. financial news agency Market News International, which Deutsche Börse announced it had acquired in December 2008. With Xpect Data, Deutsche Börse provides data on life expectancies and mortality risks since March 2008.

Mid- and back offices: Portfolio completed by risk data

Market Data & Analytics offers data products and individual analyses for the mid- and back offices of market participants. Traditional products are based on historical price and order book data, reportable transaction data, securities master and maturity data, as well as master data of market participants.

Historical data: Algorithmic traders in particular recognize the value of historical price and order book data for developing and testing their investment strategies on the basis of actual trade situations. The segment increased its sales revenue in this area by around 27 percent in 2008; further growth is expected.

Mandatory data: Via the TRICE® system Deutsche Börse supports securities firms in meeting their reporting requirements under article 25 of the Markets in Financial Instruments Directive (MiFID). However, sales revenue declined significantly in 2008 as, according to MiFID rules, many transactions, including those in structured products, no longer have to be reported. In addition, foreign market participants no longer have to disclose all transactions in Germany.

Master and maturity data: Deutsche Börse supplies securities reference data. To date, it has received this data through an external service provider, Wertpapier-Mitteilungen. In 2009, this data will be migrated to the central securities service system of Deutsche Börse so that the trading and settlement systems of Deutsche Börse Group can receive their data from a single internal source. Overall, business performance in this area was positive in the year under review.

Master data of market participants: Avox, a subsidiary of Deutsche Börse, manages, expands, adjusts and supplies precise company-specific master data which helps banks and financial services providers to calculate and assess risk – especially counterparty and issuer risks. Avox's business performed positively as a result of adding seven international financial institutions to its customer base. The global financial crisis has led to greater demand for data that can be used to detect and reduce counterparty risks.

Precise data for assessing counterparty risks → avox.info

In addition to the established products, the mid- and back office area also added new products to its portfolio in November 2008. With SENSIS, Deutsche Börse calculates objective risk indicators, which show the dependency of financial instruments on certain market risks, such as fluctuations in interest rates or foreign exchange rates. This allows asset managers to detect systemic risks and optimize their portfolio.

"Despite the most difficult financial conditions in the financial sector for a generation, Clearstream has significantly strengthened its market position. This demonstrates our commitment to real, durable partnerships with our customers and shows that our flexible, solution-driven approach adds real value to the market."



Jeffrey Tessler
Member of the Executive Board,
responsible for the Clearstream Division

Clearstream: Long-Term Strategy Pays off

- Sales revenue grew slightly to €769.3 million
- Volume of assets under custody reached €10.6 trillion on yearly average
- Strong growth in Global Securities Financing services

As an international central securities depository (ICSD), Clearstream provides global services to the securities industry. Based in Luxembourg, its core business is managing the settlement and custody of international securities. In addition, the segment offers added-value services such as Global Securities Financing (GSF) and investment funds services. As a central securities depository (CSD), Clearstream also provides the post-trade infrastructure for German and Luxembourg domestic securities and cross-border settlement services.

Throughout the global financial crisis, Clearstream has delivered a seamless service to its customers, thanks to its well-balanced risk profile, thus contributing to market integrity in times of turmoil. In addition, its GSF services continued to provide customers with liquidity in a drained credit market. While the inter-bank exchange of liquidity and collateral suffered from a lack of trust, business partners could continue to rely on Clearstream.

2008 was another highly successful year for Clearstream, both in spite of and in part because of the financial crisis. While settlement and custody had to cope with difficult market conditions, the credit crunch helped boost Clearstream's collateral management services.

Assets under custody (bonds, equities, funds and gold) were valued at €10.6 trillion on average. Given the negative impact of the financial crisis on the value of equities and the issuance of new securities, this slight increase in average custody volume year-on-year is an excellent result and strengthens Clearstream's position among the largest global providers of securities services. Clearstream managed to increase custody volumes – a principal revenue driver – in a contracting market by expanding the customer base. By the end of the reporting year, Clearstream served more than 2,500 financial institutions in over 100 countries. With main locations in Luxembourg and Frankfurt, and offices in New York, London, Dubai, Hong Kong, Singapore and Tokyo, Clearstream is close to its customers in all major time zones.

More than 2,500 customers in over 100 countries
→ clearstream.com

Settlement transactions processed by Clearstream fell to 114.3 million in 2008 due to the reduced trading activity in the global financial markets. Settlement processing is highly automated as transactions are optimized, processed in real-time, and back-to-back trades are netted off.

Throughout 2008, Clearstream's long-term strategy has proven successful and the segment's main objectives remain steady:

- Increase interoperability between liquidity pools
- Achieve excellence in asset servicing
- Deliver added value in global securities financing and investment funds services

On the basis of these strategic objectives, Clearstream is also focusing on the harmonization and integration of the post-trade industry in Europe.

Interoperability rather than consolidation

Enhancing interoperability through partnerships

Customers prefer single points of access to multiple markets and asset classes and so prefer using an open architecture infrastructure. Clearstream's business philosophy is about enhancing interoperability through partnerships rather than targeting consolidation through acquisition. Foremost among the initiatives it has rolled out in support of this strategy are the launch of Link Up Markets by Clearstream Banking AG, Frankfurt, together with seven other European CSDs, the launch of a new generation of settlement capability bringing full interoperability with the major local markets, and the ongoing enhancement of the Bridge settlement link by Clearstream Banking S.A., Luxembourg, with Euroclear Bank.

Clearstream: Committed to T2S, dedicated to innovation in settlement

On 17 July 2008, the European Central Bank (ECB) confirmed that it will be going ahead with the implementation of TARGET2-Securities (T2S). The aim is to provide settlement services in euro central bank money on a single technical platform. The overall objectives – to integrate European financial markets, improve efficiency and reduce risk – are widely shared by all stakeholders. T2S could become the nucleus of change in the European processing landscape. Securities settlement in central bank money will be fully commoditized, allowing for increased competition between custodians and CSDs in asset servicing and value-added services. However, the benefits for the European capital market will depend on how T2S is implemented, whether the final objectives can be achieved and how many major markets join and in what way. Clearstream will continue to provide constructive support to the ECB project team by participating in all subgroups and having senior representatives in the Advisory Group in order to help define and implement T2S in the most efficient way.

Link Up Markets: Optimized interoperability between CSDs

In April 2008, Clearstream Banking AG Frankfurt (Germany), Hellenic Exchanges S.A. (Greece), Iberclear (Spain), Oesterreichische Kontrollbank AG (Austria), SIX SIS AG (Switzerland), VP Securities Services (Denmark), VPS (Norway) and recently the Cyprus Stock Exchange have joined forces to significantly improve post-trade efficiency and reduce the costs of cross-border business in Europe.

Link Up Markets will create a common infrastructure through which the partner CSDs will easily connect with one another and absorb the differences in communication standards that currently exist between them. Thereby it will facilitate the implementation of links between CSD markets and introduce efficient cross-border processing capabilities. By connecting to the common infrastructure, each participating CSD will have access to the services of other participating CSD markets across all securities. From a risk perspective, Link Up Markets will implement delivery-versus-payment settlement in central bank money in all participating markets and thereby ensure risk-free securities settlement.

CSD customers will benefit from a single access to 50 percent of the European securities market and receive consistent best-in-class CSD settlement and custody services. This central access, based on the existing local CSD infrastructure

Link Up Markets model: Common infrastructure with one interface


Today
Clearstream
Hellenic Exchanges
Iberclear
Oesterreichische Kontrollbank
SIX SIS
Other CSDs
VP Securities Services
VPS
In future
Clearstream
Hellenic Exchanges
Iberclear
Oesterreichische Kontrollbank
Link Up Markets
SIX SIS
Other CSDs
VP Securities Services
VPS
Existing connections

which customers are already familiar with, translates into reduced cross-border transaction costs and savings from a harmonized set of processes.

Link Up Markets has the potential to reduce current cross-border settlement costs by up to 80 percent. The infrastructure is scheduled to be launched in the first half of 2009. Link Up Markets will act as a facilitator both prior to and post T2S implementation: prior to T2S via preparing CSDs and market participants alike for a world with T2S, post T2S via the asset servicing provided by CSDs.

Faster processing: The entire transaction life cycle in real-time

In 2008, Clearstream launched a new-generation processing environment to deliver real-time transaction processing across the full instruction life cycle throughout the daytime settlement period. The scope of services that benefit from these enhancements ranges from instruction validation, matching, domestic market instruction handling and feedback, instruction sequencing, provisioning, and collateral allocation to substitution and customer reporting. Real-time settlement includes cash netting, securities netting and securities financing that support the market by meeting the demands of the fast-expanding lending and repo market. Real-time settlement at Clearstream is not limited to settlement against counterparties who are also customers of Clearstream; it extends to counterparties settling in the local markets around the world. Clearstream's capabilities are such that customers now receive feedback on instructions against local markets within 30 minutes throughout the operating day. Consequently, Clearstream has significantly improved settlement deadlines for securities in 36 domestic markets worldwide, cash instruction deadlines for 26 currencies including the euro, and corporate action processing in domestic markets. The new-generation processing environment will ensure seamless cross-border settlement interoperability with multiple liquidity pools.

Significant improvements to settlement deadlines

In 2009, Clearstream will focus on further improving the service levels for Asian-Pacific customers throughout their working day.

Joint effort: Further enhancing the Bridge

The electronic Bridge between Clearstream and Euroclear Bank, an electronic link across which securities worth in excess of €80 billion on average are settled every night, was further enhanced in 2008. Customers now benefit from improved settlement services between the two ICSDs including

- extended input deadlines for instructions
- additional pre-matching and settlement exchanges
- faster and more frequent transaction-repair and fails-management information

The interoperability of the Bridge has significantly contributed to attracting liquidity from new customers. In addition, Clearstream introduced an aligned fee structure for internal settlement transactions (transactions between two Clearstream customers/accounts) and Bridge settlement transactions (between Euroclear and Clearstream). The fee structure no longer distinguishes between an internal and a Bridge transaction and provides large-volume customers with substantial economies of scale.

Further efficiencies in the settlement of transactions

With these initiatives, Clearstream offers customers the opportunity to settle against counterparties worldwide, irrespective of the trading and custody location, and as efficiently as if they were internal Clearstream counterparties.

Accuracy in asset servicing

Custody is valuable for market participants, far beyond mere safekeeping. Each time a company issues a dividend, makes an interest payment, or undertakes any one of a staggering variety of capital restructuring events, a wide range of market participants must be informed about it, quickly and accurately. As the capital markets have grown in complexity and volume, Clearstream is challenged to meet this increased demand in a competitive environment that asks for utmost flexibility, but gives no margin for error. This is why Clearstream is determined to focus on achieving excellence in asset servicing and to provide best-in-class custody services for its customers.

In 2008, Clearstream rolled out same-day corporate action notifications and same-day instruction deadlines for customers in twelve key local markets, effectively combining the best of global and local service levels in one facility.

Clearstream also opened an Operations Centre in Prague during 2008, adding reach to and increasing efficiency in its operating capacity. In a first wave, cash processing teams in Frankfurt, securities reconciliation teams in Luxembourg and tax services teams in Luxembourg and Frankfurt have benefited from new cost-effective capacity in Prague. Activities from new issues, income, corporate actions and cash processing teams (Luxembourg) have been transferred in early 2009. The transitions were accomplished seamlessly and production in Prague started successfully, reflecting Clearstream's strength in planning and executing complex projects.

Customer focus recognized in industry surveys

Clearstream's best-in-class philosophy has been highly valued by industry surveys that measure customer satisfaction. In the annual surveys conducted by Global Custodian magazine, Clearstream was once again awarded

- first place as an ICSD
- best-in-class in the categories "Cross-Border" and "Leading Client" with 18 out of 22 awards
- best provider of triparty repo services to the international securities market in Europe

Customers who participated in this survey explicitly commended Clearstream's flexibility in providing customized solutions.

Adding value with innovative products and services

Clearstream has managed to standardize and automate settlement and can now offer even more services that provide customers with added value, such as GSF and services for investment funds. GSF products have proven to be beneficial to the financial community, not just in times of financial crisis. And investment funds ser-vices bring the much needed automation to the funds industry.

GSF: Allowing for reliable collateral management

Clearstream's GSF offers automated lending and borrowing of securities as well as tripartv collateral management services. These relieve customers of their administrative burden and reduce their risk and costs. In the current financial crisis, market participants are more aware of the importance of secured financing and are increasingly transferring collateral to central international liquidity pools. In 2008, GSF continued to grow strongly with monthly average outstandings reaching €434.1 billion in December 2008, 24 percent up on the previous year.

The Euro GC Pooling® collateral management service, offered in cooperation with Eurex, was particularly successful last year as a reliable liquidity pool. Daily outstanding volumes reached new records with a daily peak at €61.4 billion, compared to €31.7 billion in 2007. Clearstream enables its customers to manage their collateral as a single virtual pool of assets, independent of where these are held. Due to the credit crunch, many banks have found it difficult to borrow cash, making this service particularly valuable as it improves their liquidity by

- eliminating counterparty risk by using the CCP (central counterparty) service
- ascertaining the superior quality of underlying securities by limiting the assets to those which the ECB accepts as collateral

The eligible collateral in the Euro GC Pooling basket was extended to French bonds in 2008 and encompasses more than 8,000 securities.

Clearstream itself operates on credit exposures that are normally secured against strict and conservative collateral guidelines. As a result, Clearstream has experienced no credit losses from the financial crisis.

Investment funds services: Injecting efficiency into a fragmented market

Clearstream is at the forefront of the industry in the area of investment funds services. Its proprietary order-routing system Vestima$^+$ automates and standardizes messages and business processes for cross-border investment funds. At the end of 2008, despite the relatively unfavourable market environment, this central order routing platform offered access to more than 43,000 funds and was used by over 200 distributors around the world. Settlement volumes reached 5.2 million transactions. In 2009, Clearstream plans to create VestimaLink, a solution for Asian market participants who actively distribute European investment funds. It also aims to make investment funds eligible as collateral.

A liquidity hub for asset optimization and secured financing

Clearstream's innovative post-trade solution for investment funds, the Central Facility for Funds (CFF®), has seen a constantly growing number of customers and markets since its launch in 2007. CFF allows cash and securities to be exchanged synchronously between fund distributors and transfer agents, thus enabling the adoption of settlement standards that have long been established for other asset classes. While the service was primarily designed to cover funds domiciled in Luxembourg, it has been rolled out to Belgium, Switzerland, Ireland and the UK in the meantime. The service also acquired its first customer in Asia in 2008. By the end of the year, 75 percent of the Luxembourg investment funds had been transferred to the new platform. In recognition of its efficient and cost-effective solution, the UK-based magazine, The Banker, presented CFF with the Technology Award for "Clearing and Settlement".

Fund settlement solution expands customer base and enhances market coverage

"The most successful exchanges have their own technology and focus primarily on two things: speed and stability. Deutsche Börse has been a leader in both these areas for years. Our trading and settlement systems can even handle peak loads such as those experienced in the past year without any difficulties."



Michael Kuhn
Member of the Executive Board,
responsible for the Information Technology Division

Information Technology: Providing a Reliable and Efficient Infrastructure for Markets

- Sales revenue with external customers slightly down to 95.7 percent
- Availability of trading and clearing systems above 99.99 percent
- Eurex and Xetra order round-trip times reduced significantly

The Information Technology segment develops and operates Deutsche Börse Group's IT infrastructure. Over the past few years, the volumes traded on marketplaces, the speed of data traffic and the information requirements of market participants have increased steadily. In accordance with its Technology Roadmap, Deutsche Börse Group invests in the performance of its systems and network to ensure that trading is fast and dependable and transactions are reliably processed, even at peak loads. The investments have paid off: in 2008, system availability was above 99.99 percent, and latency reduced significantly.

Deutsche Börse's investments in its systems and network proved their worth during the financial crisis, when on some trading days the systems had to cope with all-time peak loads: more than one million trades on Xetra®, around 1.5 billion quotes on Scoach and around 830 million quotations on Eurex®. In the case of Eurex, the number of quotations was the same as for the whole of August 2005. In spite of the sharp rise in requirements regarding system capacity and speed, systems were available to customers for more than 99.99 percent of the time in 2008. The hundredths of a percentage point by which system availability fell short of the 100 percent maximum were generally not the responsibility of Deutsche Börse, but due to outages at network providers. Deutsche Börse Group's performance data tops those of other exchange organizations worldwide: while its systems processed record volumes, other major stock exchanges had to delay trading, and at times even suspend it.

Stable systems: record volumes processed without outages

Every millisecond counts

Competition among trading platforms to achieve the shortest possible round-trip times for orders has long moved beyond dimensions of time that are perceptible to humans – speed in exchange trading is now defined in terms of milliseconds. A millisecond lead is less relevant for traders who initiate orders manually than for algorithmic traders, who implement their trading strategies with the aid of computer programs on high-performance systems.

Faster data transfer despite growing volumes – example: futures contracts


Average round-trip
time in milliseconds
Number of
transactions
in millions
70
60
50
40
30
20
10
0
450
400
350
300
250
200
150
100
50
0
Q4/06
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08
Q3/08
Q4/08
— All Eurex members
Members using Proximity Services
— Members using Enhanced Transaction and Enhanced Broadcast Solutions
Futures orderbook trading volume

Perfect support for algorithmic trading
Deutsche Börse recognized the trend towards algorithmic trading in the cash and derivatives markets early on and created ideal conditions with the aim of becoming the platform of choice for algorithmic traders. To this end, the Group has accelerated the systems' response times and continuously increased throughput. It upgraded its trading systems again in 2008:

Accelerated trading on Xetra and Eurex – not only for algorithmic traders

- The number of servers was increased and all Eurex and Xetra servers were migrated to the Itanium platform to reduce processing times and boost throughput.
- With the new Enhanced Broadcast Solution interface, Eurex offers participants a link with advanced functional and technical features so they can receive market data even faster.
- The Enhanced Transaction Solution provides high-speed access to Eurex's most important trading functions and focuses on the administration of orders and quotations.

Both enhanced solutions will also be available for Xetra from June 2009. But even minor functional changes help algorithmic traders, such as the ability to quote several products at the same time or the choice between saving an order permanently or non-permanently, and deleting it more quickly by flagging it as "non-persistent".

At the end of 2008, the fastest processing time for Eurex orders entered by market participants with an adequate connection was just one millisecond from input by the participant to the exchange and back to the participant. This was over five to six times faster than in December 2006. For Xetra customers with optimal connections, the round-trip time was cut to as little as three milliseconds. Even shorter times will be possible when the Enhanced Transaction Solution and non-persistent orders are introduced.

Innovative Proximity Services

Around one millisecond is lost for each 100 kilometers of distance between the exchange and the trading firm's computer, even though the data travels at the speed of light. To minimize transmission speeds, customers therefore place their computers in close proximity to Deutsche Börse's system servers. By the end of the year under review, around 80 customers were using Deutsche Börse's Proximity Services.

Real-time transaction processing
Deutsche Börse IT also accelerated its post-trade infrastructure by launching a new-generation processing environment to enable Clearstream to deliver real-time, event-driven settlement. The agreed turnaround time for end-to-end settlement processing was reduced to below five minutes for 99.5 percent of instructions, thus ensuring more efficient interoperability between the different market participants. Actual turnaround is usually even quicker, with the mean processing time being under 1.5 minutes. As a result of migrating the interchange of messages between the Central Securities Depository (CSD) and the International CSD (ICSD) in the Group to ISO15022 format for settlement and matching SWIFT messages, the two-way exchange between these two entities is now in real time, which enables customers to meet their deadlines more easily.

Focus on risk management

The new version of the Eurex software, which was introduced in fall 2008, focuses on allowing customers to manage their risk better and faster and thus enhance the stability and integrity of the financial markets. Eurex clearing members can now monitor their own positions and those of non-clearing members for whom they have deposited capital and collateral (margins) permanently during the day. This information enables them to control and manage their collateral more efficiently – giving them much better protection than the risk calculations of other derivatives exchanges and clearing firms. Moreover, from the end of March 2009, risk calculation will be real-time and event-driven: any change in a derivatives position will cause the collateral and cash balances of the affected participants to be recalculated. Likewise, the theoretical prices will be reassessed whenever there is a noticeable change in the underlying exercise price.

80 customers place their trading computers close to Deutsche Börse's system servers

Enhanced risk protection
Deutsche Börse Group has also further expanded the functionalities for risk management. One example is the stop function. Initially, Eurex only made this available to general clearing members (GCMs) to enable them to stop the trading activity of a non-clearing member (NCM) if necessary. With the new Eurex software version, all NCMs can now use the stop function. In addition, the new functionality allows GCMs to limit the trading activities of their NCMs, for example by setting a limit for the accumulated total volume in the order book or for the total number of orders.

New functionalities for risk management

The new functions have been permanently integrated into the Eurex system, thus improving information flows and processes and reducing risk.

More than just a technology provider for the Group

The Information Technology segment also operates marketplaces outside the trading platforms of Deutsche Börse Group, e.g. in Vienna, Dublin and, since 2008, in Sofia. In addition, trading on the Eurex Bonds® and Eurex Repo® platforms as well as trading in energy and CO_2 certificates on the European Energy Exchange (EEX) in Leipzig, Germany, run on Deutsche Börse's technology.

New external business in Luxembourg
As a "Professionnel du Secteur Financier" – a status awarded by the Finance Ministry in Luxembourg – the Information Technology segment has an international customer base. Thanks to its position as a neutral and reliable player with strong technological expertise in the financial industry, the segment has further developed its range of regulated IT Managed

Services in Luxembourg and attracted new international customers to its Application Service Provision portfolio. For example, ING uses an integrated investment management platform including corporate actions management, Société Générale Securities Services uses trade and risk management, and the Belgian branch of Dresdner Bank Luxembourg relies on the integrated banking platform.

In addition, Link Up Markets, a joint venture of eight European central securities depositories that aims to improve the efficiency and reduce the costs of post-trade processing of cross-border securities transactions in Europe (see Clearstream chapter), has appointed Deutsche Börse Information Technology to operate the IT infrastructure and network supporting Link Up Markets.

Award-winning information technology

Customers are impressed by the reliability and high trading speeds of the systems of Deutsche Börse Group. This was confirmed by the awards Deutsche Börse won in 2008: the "Financial News" magazine named Eurex the "Best Futures and Options Exchange" – for the third time in succession. Scoach was awarded "Exchange of the Year" by "Structured Products" magazine, which recognized in particular the migration of trading with around 300,000 products to the Xetra® trading system. Clearstream's Central Facility for Funds received the "Technology Award for Clearing and Settlement" from "The Banker" magazine.

An innovative platform for all of the Group's trading systems

Demands made on the speed, capacity and stability of trading and clearing systems will continue to increase. Deutsche Börse is developing a standardized global platform for its systems that uses the same architecture for different markets and financial instruments and standardized interfaces for transferring data between Deutsche Börse's systems and those of trading participants. In doing this, the Group draws on its many years of functional and technical experience in the development and operation of innovative and reliable trading and clearing systems.

In developing the new platform, Deutsche Börse Group is using a combination of open source components, commercial third-party software and internally developed software. This will enable it to optimize the resources and development time needed for building the platform, while at the same time developing the logic of its internal business processes in-house and protecting its intellectual property.

The new platform has a modular design based on a shared technical infrastructure, which combines extremely low latency with high volumes. Application-specific modules are used to take into account the different requirements of the markets of ISE, Eurex or Xetra. This design offers optimum support for future expansions to accommodate new functions and business opportunities and reduces their technical development times. As a result, Deutsche Börse Group can operate markets efficiently, fast, and with extremely high throughput – irrespective of size or asset class.

ISE the first to trade on new platform

Initially, ISE will migrate its options trading system to the new platform, followed by other markets of the Group and third parties, which may be moved to the new environment one after the other. The objective is to create a technical infrastructure that supports a standardized Group-wide liquidity network with links to all of the Group's exchanges and third parties. This will enable trading almost 24 hours a day and will unlock new business potential. In addition, the standardized infrastructure will tap synergies in operating the Group's various markets as well as on the part of the market participants who link into these markets – another contribution to ensure integrity for the financial markets.

The Group

1) Including the remuneration report, which is part of the Group management report

Group Staff: Achieving Stability through Change

Nothing is as constant as change. To compete in the global market, companies have to be flexible and adaptable. For Deutsche Börse Group, the will to change is essential to ensure a stable and reliable working environment, even in the current global financial crisis. Our employees have repeatedly demonstrated their commitment to joining us on this path and their readiness to face change.

With its restructuring program, which was launched in September 2007 and is scheduled for completion in 2010, Deutsche Börse Group took steps early on to prepare for tougher competition – to secure its business success in the long term and enable it to continue operating from a strong position. This readiness to embrace change was one reason why Deutsche Börse Group was able to successfully counter the impact of the financial crisis. It managed to slightly increase the size of its workforce in 2008 and offer its employees secure yet demanding jobs in a dynamic environment.

More employees despite financial crisis

A passion for diversity

The Deutsche Börse team is a mirror image of the changes in society. On the one hand, almost half of the Group's employees come from countries other than Germany. With 65 nationalities and 19 locations in 16 countries, the Group is a model of diversity. On the other hand, they have a wide range of professional backgrounds: Deutsche Börse employs physicists, mathematicians and IT specialists, as well as economic and financial experts or humanities graduates. Many processes are organized in the form of project-based work. Employees from different locations work together in the project teams and departments. Targeted international assignments, for example at ISE in New York, which was acquired in 2007, encourage our staff to think and act across linguistic and cultural borders.

Deutsche Börse Group practices diversity in its day-to-day activities. The Company will continue to actively promote a heterogeneous workforce in the coming years, and has confirmed this by signing the Diversity Charter initiated by the German government.

Development opportunities for all

Deutsche Börse expects its employees to be adaptable and therefore encourages them to develop and refine their skills on an ongoing basis. It offers a choice of career models for different types of employees: in addition to the classic management career path, employees can look forward to a future as an expert or project manager. Each career path has different development stages, linked to corresponding titles and compensation levels. This allows employees to work their way up in the Company irrespective of conventional hierarchies.

Deutsche Börse Group identifies and promotes highly talented employees with a program for high potentials, in which 21 colleagues are currently participating. Through assessment centers, mentor discussions with Executive Board members and Managing Directors, as well as work on projects and seminars, high potential candidates are trained for management positions in the Company. So far, around 60 percent of participants have moved up to management level in Deutsche Börse Group.

Active development of employees

The Company also creates incentives for employees to grow through its professional development program. Employees are trained on the job on specific projects, as well as off the job in hard and soft skills training courses. Selected employees are sent on part-time executive education programs at Duke University in the United States, Johann Wolfgang Goethe University in Frankfurt/Main, the Luxembourg School of Finance, or the European Business School in Oestrich-Winkel.

Attractive compensation package

Aspiring employees who show a willingness to develop their skills can expect attractive compensation. Almost all the Group's employees are paid above collective pay scales. Their remuneration consists of a fixed salary and a variable bonus. Due to the Group's excellent performance, the bonus was not cut in 2008 in response to the global financial crisis. Deutsche Börse also paid other voluntary benefits in full. Depending on the location, these include, among other things, contributions to occupational pension plans, capital formation payments, subsidized public transport fares, meal subsidies and accident insurance.

To enable employees to participate in the Company's long-term success, Deutsche Börse Group has been running a Group Share Plan since 2003. The terms and conditions of this Plan are unique among DAX®-listed companies: depending on their tenure, employees were able to buy shares in Deutsche Börse at a discount of 30 or 40 percent on the issue price. In addition, in recognition of the Company's excellent business performance, they were given a bonus of two shares free of charge for every ten shares bought in 2008.

Senior executives receive part of their performance-related annual bonus in the form of Deutsche Börse AG shares under a bonus share scheme. In this way, they, too, can participate in the Company's success in the long term through the growth of its share price.

Looking ahead

2008 left a deep mark on the financial sector – and it will not have been the last year to have made extreme demands on the ability of companies to adapt and innovate. Deutsche Börse Group will continue to embrace change and offer its employees a stable working environment with very good prospects and outstanding compensation and career opportunities.

New corporate headquarters from mid 2010

In November 2008, Deutsche Börse Group already laid the foundation stone for its new Group headquarters in Eschborn. From mid 2010, employees based in the Frankfurt area will once again be able to work under one roof – in a new 80 meter tall building, which is being constructed in accordance with the highest ecological standards.

Executive Board Members and Their Appointments to Supervisory Bodies of Other Companies



T. Eichelmann R. Francioni A. Preuß J. Tessler M. Kuhn F. Gerstenschläger

Reto Francioni, born 1955

Prof. Dr. jur.
Frankfurt/Main
Chief Executive Officer, Deutsche Börse AG

- ■ Deutsche Börse Dienstleistungs AG (Chairman)
- ■ Deutsche Börse Systems AG (Chairman)
- ■ Eurex Clearing AG (Deputy Chairman)
- ■ Eurex Frankfurt AG (Deputy Chairman)
- ◦ Clearstream International S.A. (Deputy Chairman of the Board of Directors)
- ◦ Eurex Zürich AG (Deputy Chairman of the Board of Directors)

Andreas Preuß, born 1956

University degree in Economics
(Diplom-Kaufmann)
Frankfurt/Main
Member of the Executive Board and since 16 June 2008 Deputy Chief Executive Officer, Deutsche Börse AG
responsible for the Derivatives & Market Data Division

Member of the Executive Board,
Deutsche Börse Dienstleistungs AG
Chief Executive Officer,
Eurex Clearing AG
Chief Executive Officer,
Eurex Frankfurt AG
Chief Executive Officer,
Eurex Zürich AG
Member of the Management Board,
Eurex Deutschland
Chairman of the Management Board,
Eurex Services GmbH

- ◦ International Securities Exchange, LLC (Member of the Board of Directors)
- ◦ International Securities Exchange Holdings, Inc. (Member of the Board of Directors)
- ◦ U.S. Futures Exchange LLC (Member of the Board of Directors)

Thomas Eichelmann, born 1965

lic. oec. publ.
Munich
Member of the Executive Board,
Deutsche Börse AG
Chief Financial Officer

Member of the Group Executive Management,
Clearstream Banking S.A.
Member of the Group Executive Management,
Clearstream International S.A.
Member of the Group Executive Management,
Clearstream Services S.A.
Member of the Executive Board,
Deutsche Börse Dienstleistungs AG
Member of the Executive Board,
Deutsche Börse Systems AG (until 13 Nov. 2008)

- ■ Deutsche Börse Systems AG (since 13 Nov. 2008)
- ■ Eurex Clearing AG
- ■ Eurex Frankfurt AG
- ■ V-Bank AG (former HW-invest AG)
- ◦ Clearstream Banking S.A. (Member of the Board of Directors)
- ◦ Clearstream International S.A. (Member of the Board of Directors)
- ◦ Clearstream Services S.A. (Member of the Board of Directors)
- ◦ Deutsche Börse Finance S.A. (Chairman of the Board of Directors)
- ◦ Eurex Zürich AG (Member of the Board of Directors)
- ◦ International Securities Exchange, LLC (Member of the Board of Directors) (since 5 June 2008)

Frank Gerstenschläger, born 1960

University degree in Economics, Business Administration and Engineering
(Diplom-Wirtschaftsingenieur)
Darmstadt
Member of the Executive Board,
Deutsche Börse AG
responsible for the Cash Division

Member of the Executive Board,
Deutsche Börse Dienstleistungs AG
(until 29 Oct. 2008)
Chairman of the Management Board,
Frankfurter Wertpapierbörse
Director,
Finnovation Ltd.

- ■ Clearstream Banking AG
- ■ Deutsche Börse Dienstleistungs AG (since 29 Oct. 2008)
- ■ Deutsche Börse Systems AG (since 13 Nov. 2008)
- ◦ Clearstream International S.A. (Member of the Board of Directors)
- ◦ Scoach Holding S.A. (Member of the Board of Directors)

Michael Kuhn, born 1954

Dr.-Ing.
Frankfurt/Main
Member of the Executive Board,
Deutsche Börse AG
Chief Information Officer
responsible for the Information Technology Division

Chairman of the Group Executive Management,
Clearstream Services S.A. (until 23 June 2008)
Chief Executive Officer,
Deutsche Börse Systems AG
Member of the Executive Board,
Deutsche Börse Dienstleistungs AG
(since 6 Nov. 2008)

- ■ Deutsche Börse Dienstleistungs AG (Deputy Chairman) (until 31 Aug. 2008)
- ■ Eurex Clearing AG
- ■ Eurex Frankfurt AG
- ◦ Clearstream Services S.A. (Member of the Board of Directors)
- ◦ Deutsche Börse Systems Inc. (Member of the Board of Directors)
- ◦ Eurex Zürich AG (Member of the Board of Directors)

Jeffrey Tessler, born 1954

MBA
Luxembourg
Member of the Executive Board,
Deutsche Börse AG
responsible for the Clearstream Division

Chief Executive Officer,
Clearstream Banking S.A.
Chief Executive Officer,
Clearstream International S.A.
Chief Executive Officer,
Deutsche Börse Dienstleistungs AG
(since 29 Oct. 2008)

- ■ Clearstream Banking AG (Chairman)
- ■ Deutsche Börse Systems AG (Deputy Chairman)
- ■ Deutsche Börse Dienstleistungs AG (until 31 Aug. 2008)
- ◦ Clearstream Banking S.A. (Chairman of the Board of Directors)
- ◦ Clearstream International S.A. (Member of the Board of Directors)
- ◦ Clearstream Services S.A. (Chairman of the Board of Directors)

■ Membership in statutory supervisory boards
◦ Membership in comparable German and foreign control bodies of business enterprises

As at 31 December 2008 (unless otherwise stated)

Supervisory Board Members and Their Appointments to Supervisory Bodies of Other Companies

Dr Manfred Gentz
Chairman (since 9 Dec. 2008)
Chairman of the Board of Directors
Zurich Financial Services, Zurich
President of the International Chamber of Commerce (ICC) Germany, Berlin

- adidas AG, Herzogenaurach
- DWS Investment GmbH, Frankfurt/Main
- Zurich Financial Services, Zurich (Chairman of the Board of Directors)

Gerhard Roggemann
Deputy Chairman (since 9 Dec. 2008)
Vice Chairman
Hawkpoint Partners Ltd., London

- Euro-Product-Services AG, Munich (until 27 June 2008)
- GP Günter Papenburg AG, Schwarmstedt (Chairman)
- F&C Asset Management plc., Edinburgh (Member of the Board of Directors)
- Friends Provident plc., Dorking (Member of the Board of Directors)
- VHV Holding AG, Hanover (Member of the Administrative Board)

Herbert Bayer
Trade Union Secretary
ver.di, Department 1 Financial Services, Area Frankfurt/Main and region, Frankfurt/Main

- dwpbank – Deutsche WertpapierService Bank AG, Frankfurt/Main

Udo Behrenwaldt
Management consultant
Frankfurt/Main

- Arcandor AG, Essen
- Deutsche Asset Management Investmentgesellschaft mbH, Frankfurt/Main (Deputy Chairman)
- Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt/Main
- Deutsche Vermögensbildungsgesellschaft mbH, Frankfurt/Main (Chairman)
- Feri EuroRating Services AG (former Feri Rating & Research AG), Bad Homburg (Deputy Chairman)
- Feri Finance AG, Bad Homburg
- Investmentaktiengesellschaft für langfristige Investoren TGV, Bonn (Deputy Chairman) (since 18 Feb. 2008)
- BioCentive Ltd., Jersey (Member of the Board of Directors)
- DWS Investment S.A., Luxembourg (Member of the Board of Directors) (until 30 Oct. 2008)
- InCentive Investment Ltd., Jersey (Member of the Board of Directors)

Richard Berliand
Managing Director
J.P. Morgan Securities Ltd., London
J.P. Morgan Futures Inc., New York

- J.P. Morgan Cazenove Ltd., London (Non-Executive Director)
- J.P. Morgan Clearing Corp., New York (Member of the Board of Directors) (since 20 June 2008)

Birgit Bokel
Staff member in the Facility Management section
Deutsche Börse AG, Frankfurt/Main

Hans-Peter Gabe
Staff member in the Recruitment, Development & Training section
Deutsche Börse AG, Frankfurt/Main

Richard M. Hayden
Vice Chairman
GSC Group, London

- GSC Investment Corp., New York (Chairman of the Board of Directors)

Craig Heimark
Managing Partner
Hawthorne Group LLC, Palo Alto

- Avistar Communications Corporation, Redwood Shores (Member of the Board of Directors)

Dr Konrad Hummler
Managing Partner
Wegelin & Co. Private Bankers, St. Gallen

- AG für die Neue Zürcher Zeitung, Zurich (Member of the Board of Directors)
- BrainsToVentures AG, St. Gallen (Chairman of the Board of Directors)
- Christian Fischbacher Co. AG, St. Gallen (Member of the Board of Directors)
- Christian Fischbacher Holding AG, St. Gallen (Member of the Board of Directors)
- Credit Europe Bank S.A., Geneva (Vice Chairman of the Board of Directors)
- Freie Presse Holding AG, Zurich (Member of the Board of Directors)
- Habib Bank AG Zurich, Zurich (Member of the Board of Directors)
- Neue Zürcher Zeitung AG, Zurich (Member of the Board of Directors)
- Private Client Bank AG, Zurich (Member of the Board of Directors)
- SNB Schweizerische Nationalbank, Zurich and Bern (Member of the Bank Council)
- Telsonic AG, Bronschhofen (Chairman of the Board of Directors)

David Krell
(since 1 Jan. 2008)
Chairman of the Board of Directors
International Securities Exchange, LLC, New York

- International Securities Exchange, LLC, New York (Chairman of the Board of Directors)

Hermann-Josef Lamberti
Member of the Executive Board
Deutsche Bank AG, Frankfurt/Main

- BVV Pensionsfonds des Bankgewerbes AG, Berlin (since 1 Jan. 2008)
- BVV Versicherungsverein des Bankgewerbes a.G., Berlin
- Carl Zeiss AG, Oberkochen
- Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt/Main (Chairman)
- BVV Versorgungskasse des Bankgewerbes e.V., Berlin (Member of the Supervisory Board)
- European Aeronautic Defence and Space Company EADS N.V., Schiphol-Rijk (Member of the Board of Directors)

Friedrich Merz
Member of the German Bundestag
(the national parliament)
Lawyer
Mayer Brown LLP, Berlin

- ■ AXA Konzern AG, Cologne
- ■ DBV-Winterthur Holding AG, Wiesbaden
- ■ Interseroh AG, Cologne (until 28 Feb. 2009)
- ■ IVG Immobilien AG, Bonn
- ■ WEPA Industrieholding SE, Arnsberg (since 29 Jan. 2009) (Chairman since 31 Jan. 2009)
- ○ BASF Antwerpen N.V., Antwerp (Member of the Administrative Board)
- ○ Stadler Rail AG, Bussnang (Member of the Board of Directors)

Friedrich von Metzler
Personally liable partner
B. Metzler seel. Sohn & Co. KGaA,
Frankfurt/Main

- ■ DWS Investment GmbH, Frankfurt/Main

Thomas Neiße
(since 21 Jan. 2009)
Chief Executive Officer
Deka Investment GmbH, Frankfurt/Main

Roland Prantl
Staff member in the Configuration Management & Quality Assurance section
Deutsche Börse Systems AG, Frankfurt/Main

Sadegh Rismanchi
Staff member in the Configuration Management & Quality Assurance section
Deutsche Börse Systems AG, Frankfurt/Main

- ■ Deutsche Börse Systems AG, Frankfurt/Main

Dr Erhard Schipporeit
Management consultant
Hanover

- ■ CareerConcept AG, Munich
- ■ Fuchs Petrolub AG, Mannheim (since 6 May 2008)
- ■ Hannover Rückversicherung AG, Hanover
- ■ HDI Haftpflichtverband der Deutschen Industrie V.a.G., Hanover
- ■ SAP AG, Walldorf
- ■ Talanx AG, Hanover
- ○ TUI Travel plc., London (Member of the Board of Directors, non-executive)

Dr Herbert Walter
Chairman of the Board of Managing Directors
Dresdner Bank AG, Frankfurt/Main
(until 19 Jan. 2009)

- ■ Allianz Beratungs- und Vertriebs-AG, Munich (until 22 Apr. 2008)
- ■ Deutsche Lufthansa AG, Cologne (since 29 Apr. 2008)
- ■ E.ON Ruhrgas AG, Essen
- ○ Banco BPI S.A., Porto (Member of the Board of Directors)
- ○ Banco Popular Español S.A., Madrid (Member of the Consejo de Administración)

Otto Wierczimok
Staff member in the Vaults section
Clearstream Banking AG, Frankfurt/Main
(until 31 Mar. 2008)

- ■ Clearstream Banking AG, Frankfurt/Main (until 31 Mar. 2008)

Johannes Witt
Staff member in the Central Billing section
Deutsche Börse AG, Frankfurt/Main

Former Supervisory Board member

Kurt F. Viermetz
(until 8 Dec. 2008)
Chairman (until 8 Dec. 2008)
Chairman of the Supervisory Board
Hypo Real Estate Holding AG, Munich
(until 10 Oct. 2008)
Vice Chairman, retired
JP Morgan Group, New York

- ■ Hypo Real Estate Holding AG, Munich (Chairman) (until 10 Oct. 2008)
- ○ KfW IPEX-Bank GmbH, Frankfurt/Main (Member of the Supervisory Board) (since 1 Jan. 2008)

■ Membership in statutory supervisory boards
○ Membership in comparable German and foreign control bodies of business enterprises

As at 31 December 2008 (unless otherwise stated)

Report of the Supervisory Board



Dr Manfred Gentz
Chairman of the Supervisory Board

Dear shareholders,

In the past financial year, the Supervisory Board held in-depth discussions on the position and prospects of the Company and performed its duties in accordance with the law and the Articles of Association. We regularly advised the Executive Board on the management of the Company and monitored its work, and were directly involved in all key decisions. Where demanded by law, the Articles of Association, or the bylaws, the Supervisory Board adopted resolutions following a thorough examination.

We held a total of nine meetings, four of which were extraordinary. At our meetings, the Executive Board provided detailed, timely and comprehensive information, both verbally and in writing, in line with the legal requirements on the course of business, the position of the Company and the Group (including the risk situation and risk management), as well as on the Company's strategy and planning. We discussed all transactions significant for the Company in the plenary meetings and in the Supervisory Board committees, based on the reports of the Executive Board. The great frequency of both plenary and committee meetings facilitated intensive dialogue between the Executive Board and the Supervisory Board. Individual issues were also addressed between meetings, both verbally and in written reports by the Executive Board. In addition, the Chairman of the Executive Board continually informed the Chairman of the Supervisory Board of current developments in the Company's business, significant transactions and upcoming decisions. All members of the Supervisory Board attended more than half of the meetings of the Supervisory Board in 2008. The average participation rate was more than 90 percent.

Focus of the work of the Supervisory Board

At our Supervisory Board meetings, we were continually informed of current developments and initiatives by the CEO's reports as well as by the Executive Board members responsible for the different business areas. We discussed projects relevant to the Company as well as market developments and regulatory changes. The financial crisis and its impact on Deutsche Börse Group were another particular focal point in the year under review. The Executive Board provided us with extensive information in this regard. The Supervisory Board was regularly informed about Deutsche Börse AG's share price performance, including the performance relative to its competitors. In addition, we gave detailed attention to the cost reduction program for Deutsche Börse Group. Moreover, the Executive Board reported on the business performance, financial position and results of operations of the subsidiaries of Deutsche Börse AG, especially the post-trading activities of Clearstream International S.A. and its subsidiaries. We also discussed Deutsche Börse's growth strategy and decided on strategic developments. The shared objective of both Excecutive Board and Supervisory Board is to utilize all opportunities to achieve profitable organic growth without excluding acquisitions and other consolidation options.

The Executive Board correctly submitted all transactions requiring our approval to us, and we approved these transactions. We also verified that the Executive Board's actions were lawful in all other respects by seeking legal advice from the Company's Legal Department and, in individual cases, from external parties.

At the Supervisory Board meeting convened on 27 March 2008 to adopt the financial statements, which was attended by the auditors, we discussed in detail the 2007 annual financial statements and consolidated financial statements as well as the respective management reports. We approved the 2007 annual financial statements and consolidated financial statements, thus following the recommendation of the Audit and Finance Committee, which had conducted an in-depth examination of the documents. In addition, our discussion focused on the Company's and the Group's borrowing capacity, approving the budget for the 2008 financial year, including the International Securities Exchange (ISE), and adopting the agenda for the 2008 Annual General Meeting. We also discussed ways of monitoring management more effectively. We agreed that the Supervisory Board should place an even greater focus on corporate strategy and issues of fundamental importance to the Company. In this context, the Supervisory Board resolved to adjust and raise the thresholds for certain transactions, above which its approval is required. These thresholds had remained unaltered for years. In particular, it increased the thresholds for the acquisition of equity investments, for loans, sureties and guarantees, as well as the thresholds above which any overshoot of Deutsche Börse Group's budget requires Supervisory Board approval.

At the meeting convened on 21 May 2008 immediately prior to the Annual General Meeting, we received information about strategic initiatives and the forthcoming General Meeting. At the meeting held on 16 June 2008, the Executive Board reported on liquidity management within Deutsche Börse Group. In addition, the Supervisory Board approved an increase in the investment in the European Energy Exchange (EEX). The Executive Board also reported on the Link Up Markets project, as part of which Clearstream Banking AG, Frankfurt, and six other leading central securities depositories (CSDs) agreed to establish a joint venture to make the cross-border settlement of securities transactions more efficient.

At the extraordinary meeting on 12 September 2008, the Supervisory Board was informed about inquiries from individual shareholders who were challenging Deutsche Börse Group's integrated business model. Under this model, the Group offers one-stop securities trading, clearing and settlement. At this meeting, the Supervisory Board discussed at great length the question of whether the Group's integrated business model should be maintained. After a detailed discussion, the Supervisory Board confirmed that it wants to retain the integrated business model. In addition, the process, managed by the Nomination Committee, for proposing candidates to stand for the pending regular election of shareholder representatives at the 2009 Annual General Meeting was presented at the Supervisory Board meeting.

At the regular meeting on 22 September 2008, the Supervisory Board dealt with strategic issues from the various business areas, such as the positioning of the cash market in competition with OTC trading platforms, innovation in the derivatives segment and various post-trading activities. In addition, it was informed about the planning status of Deutsche Börse AG's new Group headquarters in Eschborn. At an extraordinary meeting held also on 22 September 2008, it discussed a cooperation project between ISE and platform operator Direct Edge. This cooperation project is aimed at ensuring sustained growth in the cash market for US stocks.

At the extraordinary meeting on 19 October 2008, Kurt Viermetz informed the Supervisory Board that he would leave the Supervisory Board and resign from his position as Chairman of the Supervisory Board as of the end of 8 December 2008. In addition, the Supervisory Board discussed the convening of an Extraordinary General Meeting that a shareholder had requested.

At the regular meeting on 8 December 2008, the Supervisory Board dealt with current developments in the cash market and in clearing. The Supervisory Board adopted the budget for 2009 and discussed initial considerations for the dividend proposal for the financial year 2008. It was also again informed about the remuneration system for the Executive Board and adopted a resolution on the future adjustments of the remuneration system. In addition to the remuneration components, it thereby decided on the main contract elements and the redistribution of responsibilities between the Personnel Committee and the Supervisory Board in response to the latest changes to the German Corporate Governance Code. Other agenda items included the adoption of the declaration of conformity for 2008, the presentation of the results of the efficiency audit and the decision on resulting measures for implementation. Finally, the Supervisory Board approved the candidates proposed by the Nomination Committee for the elections to the Supervisory Board at the 2009 General Meeting. After the regular meeting, an extraordinary Supervisory Board meeting was held on 8 December 2008 (see "Personnel" at the end of this report).

Work of the committees

The Supervisory Board has a total of six committees, which are responsible for preparing the decisions and topics to be discussed in the plenary meetings. Additionally, we have delegated individual decision-making powers to the committees, to the extent that this is legally permissible. Each of the committee chairs provided detailed reports of committee work at the meetings of the Supervisory Board. In accordance with the bylaws, the Chairman of the Supervisory Board automatically chairs the Personnel Committee, the Nomination Committee and the Strategy Committee. The composition of the individual committees is as follows:

Composition of the committees

Personnel Committee
Kurt F. Viermetz
(Chairman and member until 8 December 2008)
Dr Manfred Gentz
(Chairman and member since 9 December 2008)
Richard M. Hayden
Friedrich von Metzler
Otto Wierczimok

Strategy Committee
Kurt F. Viermetz
(Chairman and member until 8 December 2008)
Dr Manfred Gentz
(Chairman and member since 9 December 2008)
Herbert Bayer
Birgit Bokel
Richard M. Hayden
Friedrich Merz
Gerhard Roggemann

Audit and Finance Committee
Dr Manfred Gentz
(Chairman until 8 December 2008 and member until 6 February 2009)
Dr Erhard Schipporeit
(Chairman since 9 December 2008; was already a member)
Udo Behrenwaldt
Thomas Neiße (member since 3 February 2009)
Johannes Witt

Technology Committee
Craig Heimark (Chairman)
Sadegh Rismanchi
Gerhard Roggemann
Dr Herbert Walter

Clearing and Settlement Committee
Hermann-Josef Lamberti (Chairman)
Richard Berliand
Hans-Peter Gabe
Dr Konrad Hummler

Nomination Committee
Kurt F. Viermetz
(Chairman and member until 8 December 2008)
Dr Manfred Gentz
(Chairman and member since 9 December 2008)
Richard Hayden
Friedrich von Metzler

The **Personnel Committee** is responsible in particular for concluding, amending or terminating contracts of service with Executive Board members. The Personnel Committee met four times during the year under review. At the beginning of the year, it resolved the bonus paid to Executive Board members for 2007 and established the goals for 2008. In addition, the Personnel Committee concerned itself with the reappointment of Andreas Preuß as a member of the Executive Board of Deutsche Börse AG and his appointment as Deputy Chief Executive Officer. In the 2008 financial year, the Committee also dealt with the amendments to the German Corporate Governance Code relevant to remuneration and drafted the resolutions of the Supervisory Board on the further development of the structure and elements of the remuneration system and the associated processes to implement section 4.2.2 of the new version of the German Corporate Governance Code.

The **Strategy Committee** held four regular meetings and one extraordinary meeting in the period under review. The Committee considered in detail the status of strategic projects and discussed possible growth initiatives in this context. In addition, it discussed Deutsche Börse Group's strategy for post-trading activities and adopted the strategic planning for the Company. Current strategic topics were also discussed at the regular and extraordinary plenary meetings of the Supervisory Board in particular.

The **Audit and Finance Committee** met eight times in the period under review. The Audit and Finance Committee discussed the annual financial statements and the audit report for financial year 2007 in a meeting at which the auditors were present. It also addressed the interim reports for the first and third quarter, the half-yearly financial report which was reviewed by the auditors, and the preliminary results for the first half of 2008. It obtained the necessary statement of independence from the auditors, prepared the Supervisory Board's proposal to the Annual General Meeting in May 2008 for the election of the auditors and discussed the audit fee. The auditors supported the Audit and Finance Committee in all material questions relating to accounting and regular monitoring activities. Other important topics included Deutsche Börse Group's risk management, compliance, reports on the internal control system and the internal audit report. The members of the Committee were regularly informed about these topics and discussed them in detail, including methods and systems applied as well as their efficiency. Other topics discussed in detail by the Audit and Finance Committee included the financial impact of the relocation to Eschborn, the initiatives to optimize the capital structure and their impact, and the status of current nearshoring initiatives. At its last meeting in the period under review, the Committee also discussed in detail the 2009 budget and the declaration of conformity, and recommended these to the Supervisory Board for approval.

The **Technology Committee** held four meetings in the period under review, at which it dealt with the further development of the Xetra® and Eurex® trading systems in relation to the roll-out of new releases in 2008. In this context, the Committee discussed improvements to system interfaces for participants and in algorithmic trading. In addition, the Technology Committee received in-depth information about the IT strategies in the Clearstream segment and at Eurex Clearing AG, and discussed the integration of the IT systems at ISE. At the last meeting of the year under review, it discussed in detail the 2009 IT project plan for Deutsche Börse Group.

The **Clearing and Settlement Committee** held two meetings in financial year 2008. It discussed the clearing and post-trading strategy of Deutsche Börse Group, focusing on strategic challenges in these areas. Other focal points included regulatory developments and structural changes in the post-trading business. For example, it considered the progress in implementing the TARGET2-Securities project. Other key discussion items were the project reports of Clearstream Banking AG on reducing cross-border transaction costs in Europe (Link Up Markets project).

The **Nomination Committee** met six times. Its work focused on preparations for the election of shareholder representatives to the Supervisory Board by the 2009 General Meeting. The Nomination Committee received external advice on suitable election candidates and, following intensive discussion of the alternatives, recommended a list of candidates to the Supervisory Board. With input from external experts, the Committee also reviewed the existing remuneration of the Supervisory Board and came to the conclusion that there is currently no need for revaluation. The Nomination Committee also dealt with the preparations for the election of the Chairman and Deputy Chairman of the Supervisory Board at the extraordinary Supervisory Board meeting on 8 December 2008.

The Supervisory Board regularly received comprehensive and continuous information about all meetings of the Supervisory Board committees.

Corporate governance and declaration of conformity

Corporate governance issues are of major importance to the Supervisory Board. We therefore decided in our annual declaration of conformity in accordance with section 161 of the Aktiengesetz (AktG, the German Stock Corporation Act) to comment not only on the recommendations of the German Corporate Governance Code but also – voluntarily and without being legally required to do so – on the suggestions. We have made the declaration publicly available on the Company's website under www.deutsche-boerse.com > Investor Relations > Corporate Governance > Declaration of Conformity. More information on corporate governance at Deutsche Börse Group can be found in the report, which has been adopted jointly by the Executive and Supervisory Boards, on pages 62 to 72 of this Annual Report.

Audit of the annual and consolidated financial statements
KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, audited the annual financial statements of Deutsche Börse AG and the consolidated financial statements, as well as the accompanying management reports, together with the bookkeeping system and issued an unqualified audit opinion. The half-yearly financial report was also reviewed by KPMG.

The documents relating to the financial statements and the reports by KPMG were presented to us for examination in a timely manner. The auditors attended the relevant meetings of the Audit and Finance Committee and the plenary meeting of the Supervisory Board convened to adopt the accounts. The auditors reported on the key results of the audit and elaborated in particular on the net assets, financial position and results of operations of the Company and Group, as well as being available to provide supplementary information.

The Audit and Finance Committee discussed the financial statement documents and the reports by KPMG in detail with the auditors and examined them carefully. It is satisfied that the reports meet the statutory requirements under sections 317 and 321 of the Handelsgesetzbuch (HGB, the German Commercial Code). The Committee reported to the Supervisory Board on its examination and recommended that the Supervisory Board approve the annual financial statements and consolidated financial statements, including the management reports.

Based on our own examination of the annual financial statements, the consolidated financial statements, the management report and the Group management report, we concurred with the results of the audit performed by the auditors. The final results of our examination did not lead to any objections. The Supervisory Board approved the annual financial statements prepared by the Executive Board and the consolidated financial statements at its meeting on 23 March 2009 in line with the Audit and Finance Committee's recommendation. The annual financial statements of Deutsche Börse AG are thereby adopted. The Audit and Finance Committee discussed the Executive Board's proposal for the appropriation of the unappropriated surplus in detail with the Executive Board, in particular in view of the Company's liquidity and financial planning as well as taking into account shareholders' interests. Following this discussion and its own examination, the Audit and Finance Committee approved the Executive Board's proposal for the appropriation of the unappropriated surplus. After its own examination, the Supervisory Board also approved the Executive Board's proposal for the appropriation of the unappropriated surplus.

Personnel
The following changes took place in the composition of the Supervisory Board in the period under review:

David Krell was appointed a member of the Supervisory Board with effect from 1 January 2008 by way of a court ruling dated 12 December 2007. This appointment as well as that of Dr Konrad Hummler, who was appointed by way of a court ruling dated 11 September 2007, was approved by the General Meeting on 21 May 2008. Kurt Viermetz resigned from his position as Chairman of the Supervisory Board and left the Supervisory Board as of the end of 8 December 2008.

At its extraordinary meeting on 8 December 2008, the Supervisory Board elected Dr Manfred Gentz as Chairman of the Supervisory Board with effect from 9 December 2008. In accordance with the bylaws of the Supervisory Board, the election of Dr Manfred Gentz as Chairman of the Supervisory Board automatically made him the Chairman of the Strategy, Personnel and Nomination Committees. In addition, the Supervisory Board elected Gerhard Roggemann as Deputy Chairman of the Supervisory Board with effect from 9 December 2008, and Dr Erhard Schipporeit as Chairman of the Audit and Finance Committee as from the same date. Dr Erhard Schipporeit thus replaced Dr Manfred Gentz, who had resigned from his position as Committee Chairman when he was elected Chairman of the Supervisory Board. Dr Manfred Gentz continued to be a member of the Audit and Finance Committee until he ended his membership of that Committee with effect from 6 February 2009. By way of a court ruling dated 16 January 2009, Thomas Neiße was appointed a new member of the Supervisory Board. He was elected member of the Audit and Finance Committee with effect from 3 February 2009.

Andreas Preuß was reappointed for a period of five years by way of a Supervisory Board resolution dated 16 June 2008. His term of office will end on 31 March 2014. At the same meeting, Mr Preuß was appointed Deputy Chief Executive Officer of Deutsche Börse AG with immediate effect.

Thomas Eichelmann's Executive Board mandate is to end by mutual agreement on 30 April 2009. The Supervisory Board would like to thank Thomas Eichelmann already today for his very successful work.

We would like to personally thank former Supervisory Board member and former Chairman of the Supervisory Board Kurt Viermetz for his outstanding service for Deutsche Börse AG, whose further development he supported tirelessly and with high commitment. In addition, the Supervisory Board would like to thank all its members, who will resign from the Supervisory Board upon conclusion of the Annual General Meeting, and the Executive Board, as well as all employees and the employee representatives for their excellent work. Once again, they contributed decisively to a successful financial year for Deutsche Börse Group.

Frankfurt/Main, 23 March 2009
On behalf of the Supervisory Board:



Dr Manfred Gentz
Chairman

Corporate Governance Report

Corporate governance stands for responsible management and supervision of the Company and promotes long-term value creation. Good corporate governance boosts the confidence of investors, business partners, employees and the financial markets and is therefore indispensable for sustaining the Company's success. Deutsche Börse Group attaches great importance to the principles of responsible corporate governance.

Corporate governance

High level of compliance with Corporate Governance Code

The Executive and Supervisory Boards of Deutsche Börse AG declare that all of the recommendations of the Government Commission on the German Corporate Governance Code (version dated 14 June 2007) were observed, with one reservation. The recommendations of the Government Commission on the German Corporate Governance Code (version dated 6 June 2008, published in the electronic Federal Gazette on 8 August 2008) have been and will continue to be observed, with two reservations.

Since 1 January 2008, the Company has no longer complied with the recommendation of agreeing an appropriate deductible for the D&O (directors' and officers' liability insurance) policy. The D&O policy concluded by Deutsche Börse AG does not provide cover for willful breach of duty. As a result, the question of whether or not a deductible should be agreed arises only in the case of negligent breaches of duty. In fact, a deductible in cases of negligence has to date been relatively uncommon in other countries. Hence, retaining the deductible could frustrate the Company's goal of staffing its boards with prominent individuals from outside Germany who have extensive business experience.

The new version of the Code dated 6 June 2008 recommends that, when entering into Executive Board contracts, maximum settlement payments (severance payment caps) should be agreed. In relation to this recommendation, it should be noted that the Supervisory Board of Deutsche Börse AG has already intensively addressed the issue of severance payment caps in the past. For instance, the current contracts with the members of the Executive Board already include limitations on settlement payments in the event of a change of control. When new Executive Board contracts are entered into or existing contracts are extended, the Supervisory Board or the appropriate committee of the Supervisory Board of Deutsche Börse AG will examine the implementation of the recommendation on a case-by-case basis.

The Executive and Supervisory Boards also disclose any other departures from the suggestions in the Code without being under a legal obligation to do so. A large majority of the suggestions in the Code have been and are complied with.

Deutsche Börse AG complies with the Code's suggestion that the General Meeting should be broadcast using modern communication media by giving shareholders the opportunity to follow the opening speeches of the Executive and the Supervisory Boards at the 2009 Annual General Meeting on the Web. A decision on whether to broadcast the full 2009 Annual General Meeting on the Web has not yet been taken.

The suggestion that separate preparatory discussions for Supervisory Board meetings should be held by representatives of the shareholders and of the employees has generally not been and will not be complied with. As a departure from section 3.6 subsection 1 of the Code, the Supervisory Board of Deutsche Börse AG has decided not to institute separate preparatory meetings before Supervisory Board meetings as a standard practice, but only to do so if necessary.

The Supervisory Board of Deutsche Börse AG
The Supervisory Board supervises and advises the Executive Board in the management of the Company. Important business decisions are subject to its approval. At the suggestion of its Personnel Committee, the plenary meeting of the Supervisory Board resolves the remuneration system for the Executive Board, including the key contract elements, and examines the system regularly.

The Supervisory Board currently still has 21 members. On the basis of the resolution adopted by the Annual General Meeting of Deutsche Börse AG on 21 May 2008, the Supervisory Board will be reduced by three members as from the end of the General Meeting to be held on 20 May 2009. It will then have 18 members (twelve shareholder representatives and six employee representatives). All shareholder representatives will be newly elected by the 2009 General Meeting; the terms of office of the current representatives will expire at the end of the 2009 General Meeting.

Kurt Viermetz resigned from his position as Chairman of the Supervisory Board as at the end of 8 December 2008. At its meeting on 8 December 2008, the Supervisory Board of Deutsche Börse AG elected Dr Manfred Gentz as Chairman of the Supervisory Board and Gerhard Roggemann as Deputy Chairman with effect from 9 December 2008. Thomas Neiße was appointed to the Supervisory Board by way of a court ruling on 14 January 2009.

Work in the Supervisory Board committees
The Supervisory Board of Deutsche Börse AG has established six committees. Currently it has a Strategy Committee, an Audit and Finance Committee, a Personnel Committee, a Nomination Committee, a Technology Committee and a Clearing and Settlement Committee.

The Supervisory Board regularly receives comprehensive information about all meetings of the Supervisory Board committees. Information on the composition of the Supervisory Board and its committees can be found on pages 54 to 61 of the Report of the Supervisory Board.

Efficiency audit to optimize the work of the Supervisory Board
Deutsche Börse AG regards regular examinations of the efficiency of the Supervisory Board as a key component of good corporate governance. In compliance with the recommendation of the German Corporate Governance Code, the Supervisory Board of Deutsche Börse AG again dealt with the examination of the work of the Supervisory Board in financial year 2008. The work of the Supervisory Board was thoroughly examined with the help of external experts. The examination confirmed once again that the core topics material to the Company receive detailed and thorough treatment from all six committees of the Supervisory Board.

Supervisory Board reduced by three members

The results of the efficiency audit were discussed at the last Supervisory Board meeting of the year under review. In addition, it was resolved to implement recommended actions to further optimize the work of the Supervisory Board.

Close cooperation between Executive Board and Supervisory Board
The Executive and Supervisory Boards work closely together in the best interests of Deutsche Börse AG and based on mutual trust. The Executive Board provides the Supervisory Board with regular, timely and comprehensive information on all issues concerning planning, business development, the risk situation and risk management in the Company. It agrees the Company's strategic orientation with the Supervisory Board and regularly discusses with it the status of strategy implementation. The Executive Board also reports on the control systems used by the Company (risk management, internal control system, compliance, internal auditing). The Audit and Finance Committee addresses these issues in greater detail and reports on them to the full Supervisory Board. The Executive Board's bylaws stipulate which issues must be addressed by the full Executive Board and which majorities are required for the adoption of Board resolutions.

Supervisory Board forms six committees

The schedule of responsibilities sets out the Company divisions for which the individual Executive Board members are responsible.

Directors' dealings

In accordance with section 15a of the Wertpapierhandelsgesetz (WpHG, the German Securities Trading Act), the members of the Executive and Supervisory Boards of Deutsche Börse AG are obliged to disclose the purchase or sale of Deutsche Börse shares and derivatives. A detailed account of directors' dealings can be found on the website of Deutsche Börse AG.

Current directors' dealings on the Internet → deutsche-boerse.com/ir_e

At no time did the ownership of shares of the Company or financial instruments on these shares by individual members of the Executive and Supervisory Boards directly or indirectly exceed 1 percent of the shares issued by the Company. At no time did the total shareholdings of all Executive and Supervisory Board members of Deutsche Börse AG exceed 1 percent of the shares issued by the Company. For this reason, there were no shareholdings requiring disclosure in accordance with section 6.6 of the German Corporate Governance Code.

Transparent reporting

To ensure maximum transparency and equal opportunities for everyone, corporate communications at Deutsche Börse adopts the rule that all target groups must receive all information at the same time. In its financial calendar, Deutsche Börse AG therefore informs shareholders, analysts, shareholders' associations, the media and the interested public about the most important dates such as the date of the Annual General Meeting or publication dates for financial indicators. In addition to ad hoc disclosures and information on directors' dealings and voting rights notifications, the Company's website (www.deutsche-boerse.com) also provides annual reports, interim reports and company news items. Deutsche Börse supplies information about the annual financial statements at an analyst and investor conference. On publication of the interim reports, it offers conference calls for analysts and investors.

Accounting and auditing

In its Annual Report, Deutsche Börse AG informs shareholders and the interested public about its financial results for 2008. In the course of the financial year, it publishes up-to-date information in the half-yearly financial report and in the interim reports for the first and third quarters. The financial statement documents and the Annual Report are available within 90 days of the end of the financial year (31 December); interim reports are available within 45 days of the quarter concerned. Following preparatory discussions by the Audit and Finance Committee, the annual financial statements are discussed and examined in greater detail by the full Supervisory Board and with the auditors before being approved.

The Executive Board discusses the half-yearly financial report and the interim reports for the first and third quarters with the Audit and Finance Committee before publication. The auditors for Deutsche Börse AG's 2008 annual and consolidated financial statements are KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin (KPMG). The 2008 Annual General Meeting also elected KPMG to perform the review of the half-yearly financial report. Before the election, the Audit and Finance Committee had obtained a declaration that there were no personal, business, financial, or other relationships between the auditors and its governing bodies and audit managers on the one hand, and the Company and the members of its Executive and Supervisory Boards on the other, that could give cause to doubt the auditors' independence.

The audit by KPMG did not reveal any facts that are not consistent with the declaration of conformity issued by the Executive Board and Supervisory Board in accordance with section 161 of the Aktiengesetz (AktG, the German Stock Corporation Act).

Incentive programs for senior executives and employees

Group Share Plan: The commercial success of Deutsche Börse Group would not be achievable without the commitment and performance of its employees. The Executive and Supervisory Boards of Deutsche Börse AG reward this commitment among other things with the Group Share Plan (GSP), the Group-wide program designed to give employees a share in the Company's success. In 2008, eligible employees were able to buy up to 300 shares at a discount of 30 or 40 percent, depending on length of service. Each participating employee received two additional Deutsche Börse shares ("bonus shares") for every ten Deutsche Börse shares purchased. Participating employees have to keep all GSP shares for at least two years.

In 2008, Deutsche Börse also launched a Group Share Plan for its subsidiary International Securities Exchange (ISE). In addition, ISE employees were given the option to take part in the 2007 tranche retrospectively. Eligible employees could use the bonus they had earned and an individual top-up payment to acquire rights to subscribe for Deutsche Börse AG shares. The entitlements are received after one or two years for the retrospectively granted 2007 tranche and after three years for the 2008 tranche.

Stock Bonus Plan: Senior executives of Deutsche Börse AG and its subsidiaries and members of the Executive Management of the subsidiaries participate in the same Stock Bonus Plan (SBP) as the members of the Executive Board of Deutsche Börse AG. Details of the SBP are provided in the remuneration report (see pp. 66 to 72). Through the SBP, the beneficiaries participate in the Company's success and increase their identification with the Company. The number of SBP shares granted to each beneficiary is calculated by dividing the individual bonus determined for the beneficiary each year for the SBP by the closing auction price of Deutsche Börse shares on the day the bonus is determined. A change to the calculation method is planned for 2009: Under the new SBP terms and conditions as of 2009, in the future the number of shares is to be calculated by dividing the bonus component by the average quoted price of Deutsche Börse shares in the fourth quarter of the respective fiscal year to which the bonus relates, rounded in accordance with standard practice to the nearest whole number. The average quoted price is calculated based on the average (arithmetic mean) of the closing auction prices for Deutsche Börse shares in electronic trading on the Frankfurter Wertpapierbörse (FWB®, the Frankfurt Stock Exchange) in the fourth quarter of the fiscal year for which the bonus component is set. After a two-year waiting period, the Company chooses whether the beneficiary then receives the shares or a cash settlement.

Control systems

Risk management: Risk management is regarded as a fundamental component of the management and supervision of Deutsche Börse Group. The Group has therefore established a Group-wide risk management concept comprising roles, processes and responsibilities binding for all staff and organizational entities of Deutsche Börse Group. This concept is designed to ensure that emerging risks can be identified and dealt with appropriately at an early stage. The risk management system of Deutsche Börse Group meets the requirements for risk management (Mindestanforderungen an das Risikomanagement, MaRisk) issued by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin, the German Federal Financial Supervisory Authority). A detailed risk report can be found on pages 100 to 108 of the management report.

Internal control system: Deutsche Börse Group's internal control system aims to ensure the effectiveness and profitability of the Group's business processes, avert or uncover financial loss, and thus protect all its business assets. Deutsche Börse Group's internal control system comprises both integrated and independent process controls. It guarantees the reliability of the data used to prepare the consolidated financial statements (including the Group management report) and for internal reporting. The managers of the individual business areas are accountable for the effectiveness of the integrated process controls and ensure that risks in the business processes are identified at an early stage. They report to the Executive Board and the Supervisory Board on the effectiveness of the integrated controls at regular intervals.

Employees and executives have a share of the Company

Compliance: Compliance is an important part of corporate culture at Deutsche Börse Group. Deutsche Börse Group has established the Group Compliance function, which seeks to protect the Group from any prejudice that may result from failures to comply with applicable laws, regulations and standards of good practice, with a particular focus on the following topics specific to financial companies:

- Prevention of money laundering and terrorist financing
- Compliance with professional and banking secrecy
- Prevention of insider dealing
- Prevention of market manipulation
- Prevention of fraud
- Prevention of corruption
- Prevention of conflicts of interest
- Data protection

Internal auditing: Internal Auditing of Deutsche Börse Group provides independent, objective auditing and consulting services aimed at improving business processes and internal procedures. In this context, Internal Auditing assesses the effectiveness of corporate processes, risk management, controls, and management and supervisory processes, as well as compliance with regulations. It reports on the associated risks and highlights areas for improvement. Internal Auditing reports regularly to the Audit and Finance Committee of the Supervisory Board of Deutsche Börse AG. Other reports are prepared in response to requests by the Executive Board member responsible and submitted to the Supervisory Boards of the Group companies. In this way, Internal Auditing creates added value for the Company and its supervisory bodies and supports them in achieving their objectives. KPMG regularly audits Internal Auditing, including the methods it uses. KPMG has confirmed to Internal Auditing that it organizes its work in accordance with the minimum requirements for risk management (MaRisk) defined by BaFin.

Deutsche Börse AG has implemented the control systems described (risk management, internal control system, compliance and internal auditing) as part of an integrated overall concept. The coordination of the control systems is ensured by a central coordination function and by agreements between each of the areas responsible.

Remuneration Report

Since the German Corporate Governance Code was introduced in 2002, Deutsche Börse Group has disclosed the remuneration of the members of its Executive Board on an individualized basis. Deutsche Börse Group currently reports this remuneration in accordance with German Accounting Standard (GAS) 17 "Reporting on Executive Body Remuneration", as published in the Bundesanzeiger (federal gazette) on 5 June 2008. Deutsche Börse Group has applied this Standard voluntarily since 2007. This report also includes the information required by the Handelsgesetzbuch (HGB, the German Commercial Code) and the International Financial Reporting Standards (IFRSs).

Performance-related remuneration for the Executive Board

Fixed and variable remuneration components

Members of the Executive Board of Deutsche Börse AG are paid annual remuneration comprising a fixed and a variable component. The criteria governing the appropriateness of the Executive Board's remuneration are the tasks of each Executive Board member and his or her individual performance on the one hand, and the performance of the entire Executive Board and of the Company, as well as Deutsche Börse AG's economic position and prospects on the other. The fixed, non-performance-related component consists of a fixed monthly salary and other salary components, such as taxable contributions towards private pensions, taxable lump-sum telephone allowances and/or the use of company cars, while the variable component consists of performance-related remuneration and long-term incentive elements (Stock Bonus Plan, SBP). In 2007, the SBP replaced the previous phantom stock option plan. Members of the Executive Board have also received pension commitments. The fixed component is a monthly salary paid as non-performance-related basic remuneration.

Total Executive Board remuneration for 2008 (prior-year figures in brackets)

	Non-performance-related remuneration [1]	Performance-related remuneration [2]	Long-term incentive components [3]		Total
			Number of SBP shares	Value on grant date	
	€ thousands	€ thousands	Number	€ thousands	€ thousands
Reto Francioni	1,092.3 (717.1)	1,700.0 (1,933.3)	20,988 (8,298)	767.5 (834.7)	3,559.8 (3,485.1)
Andreas Preuß	625.9 (571.9)	1,466.7 (1,700.0)	18,107 (7,907)	662.2 (795.4)	2,754.8 (3,067.3)
Thomas Eichelmann [4] [5]	642.6 (3,043.5 [6])	– (–)	– (–)	– (–)	642.6 (3,043.5)
Frank Gerstenschläger [7]	525.3 (389.5)	766.7 (625.0)	9,465 (2,683)	346.1 (269.9)	1,638.1 (1,284.4)
Michael Kuhn	520.2 (520.2)	1,133.3 (1,300.0)	13,992 (6,082)	511.7 (611.8)	2,165.2 (2,432.0)
Jeffrey Tessler	607.0 (568.7)	1,133.3 (1,283.1)	13,992 (6,117)	511.7 (615.3)	2,252.0 (2,467.1)
Total	**4,013.3** **(5,810.9)**	**6,200.0** **(6,841.4)**	76,544 (31,087)	2,799.2 (3,127.1)	**13,012.5** **(15,779.4)**

1) The non-performance-related remuneration comprises the fixed salary and other salary components such as taxable contributions towards private pensions, taxable lump-sum telephone allowances/living expenses, and company car arrangements.
2) In the previous year's report, the performance-related remuneration was presented on the basis of the target bonus. In the reporting year, the comparative figures were adjusted to show the actual amounts granted in respect of 2007.
3) The number of SBP shares and the value on the grant date for 2008 were calculated on the basis of the opening price on the preparation date of this report. The final calculation of both the number of shares and the fair value depends on the closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange on the date the bonus is calculated.
4) Appointed to the Executive Board on 1 July 2007
5) Thomas Eichelmann's Executive Board mandate and service contract are to end by mutual agreement upon conclusion of 30 April 2009. Mr Eichelmann is to receive a severance payment of €5,800.0 thousand, which includes a compensation for the performance-related renumeration, which will no longer be granted, for the financial year 2008 as well as for the period to 30 April 2009. Originally, Thomas Eichelmann had been appointed until 30 June 2010.
6) This includes a one-time non-performance-related special remuneration of €2,725.0 thousand as compensation for lost bonus payments, among others.
7) Appointed to the Executive Board on 1 April 2007

It is reviewed by the Supervisory Board's Personnel Committee on a regular basis, or every two years at the latest. This review takes into account the current business area of each Executive Board member as well as the market situation. The performance-related variable remuneration component is determined annually. Its amount depends, among other things, on company-specific goals being achieved such as the implementation of company-wide projects or certain cost or revenue targets being met, as well as on the Executive Board members achieving their individual goals. In addition, further factors such as analytical skills, social skills, productivity, or leadership quality are taken into account. Two thirds of the performance-related remuneration is paid in cash after the end of the financial year and one third is transferred to the SBP.

The table presented above shows the expenses for the fixed and variable remuneration, and entitlements under share-based payment arrangements granted in the year under review. Prior-year figures are given in brackets. As in the previous year, the figures relating to long-term incentive components in 2008 relate to shares from the SBP:

Deutsche Börse AG has also taken out a D&O (directors' and officers' liability insurance) policy for its Executive and Supervisory Board members.

Feature	Arrangement
Pension	Executive Board members receive a pension if they leave Deutsche Börse AG after reaching the age of 60[1] or 63, if they are retired due to permanent occupational incapacity, or if their contract of service including other income is terminated prematurely or not extended and there are no reasons for this that are caused by the Executive Board member. If an Executive Board member's contract of service is terminated prematurely or not extended, a pension is only granted if the member has served at least three years on the Executive Board of Deutsche Börse AG and his or her contract of service has been extended at least once. Payment of the pension commences on the day following the date of their last salary payment or at the earliest at the age of 55[2].
Occupational incapacity or total disability pension	In the event of temporary occupational incapacity, Executive Board members are entitled to continued payment of their remuneration, but in any event for no longer than the date of termination of their contract of service. In the event of permanent occupational incapacity, Deutsche Börse AG is entitled to compulsorily retire the Executive Board member after six months.
Invalidity pension	Deutsche Börse AG has taken out accident insurance that pays out three times the annual fixed salary in a single sum in the event of death and four times the annual fixed salary in a single sum in the event of total invalidity.
Upper limit	In the event that the Executive Board member leaves the Company prior to the regular retirement date, the pension is reduced by the amount of the excess of the new employment income plus pension over the current remuneration of the old contract of service, or all income as defined by the Einkommensteuergesetz (German Income Tax Act) resulting from regular commercial, advisory, or professional activity relating to non-independent employment is offset in the full amount against the pension to be granted. Remuneration is not offset if the Executive Board member is over 60 or 63.
Pension measurement basis	The pension amounts to 30 percent of the most recent fixed salary paid and rises by five percentage points per reappointment period to a maximum of 50 percent.
Form of payment	As a rule, the benefit is granted in the form of a pension. The Executive Board member in question may notify Deutsche Börse AG in writing no later than six months before commencement of the insured event whether he or she wishes to draw the benefits under the retirement benefit agreement in the form of a monthly pension, a one-off capital payment, or five part-payments. In such cases, Deutsche Börse AG decides on the form of payment to the Executive Board member, taking the Board member's notification into account.
Surviving dependents' pensions	In the event of death during the period of active service or following entitlement to receive a pension (see above), the spouse is entitled to a life-long pension of 60 percent of the retirement pension; dependent children receive a (half-) orphan's pension of 10 and 25 percent respectively of the retirement pension.
Transitional payment	Executive Board members who leave the Company after reaching pensionable age or being compulsorily retired receive a transitional payment in the first twelve months after retirement amounting to a total of two thirds of the most recent performance-related remuneration and, in the twelve months thereafter, of a total of one third of the most recent performance-related remuneration. In the event that the beneficiary dies within 24 months of retirement, the surviving spouse is entitled to the full amount of the transitional payments described above for three months, and 60 percent of such payments for the remaining period.

1) This rule applies to Executive Board members Reto Francioni and Jeffrey Tessler.
2) This rule applies to Executive Board members Andreas Preuß and Thomas Eichelmann (see page 67, footnote 5).

Pension expense

	2008 € thousands	2007 € thousands
Reto Francioni	1,213.6	1,213.6
Andreas Preuß	386.8	518.8
Thomas Eichelmann[1]	186.3	44.4
Frank Gerstenschläger[2]	461.8	393.1
Michael Kuhn	141.3	185.6
Jeffrey Tessler	1,148.9	1,196.3
Total	**3,538.7**	**3,551.8**

1) Appointed to the Executive Board on 1 July 2007 (see page 67, footnote 5)
2) Appointed to the Executive Board on 1 April 2007

A temporary severance commitment was agreed for the Chief Executive Officer until the end of his first term of office (31 October 2008); this commitment expired on his reappointment.

Retirement benefit agreements ("direct commitments") have been entered into individually with all members of the Executive Board of Deutsche Börse AG. These commitments are primarily based on the arrangements in the table above:

The pension expense comprises the current service cost and the past service cost. The table to the left shows the amounts that were added to provisions and recognized as pension expense in the year under review.

Change-of-control arrangements
On the basis of their contracts of service, the members of the Executive Board are entitled to severance payments if, in the event of a change of control, the contract of service is terminated within six months or if the member of the Executive Board, provided that no incident has been caused by his fault justifying the termination of his service agreement for cause, resigns his position because, as a result of the change of control, his position as a member of the Executive Board is subject to significant limitations.

The payments in the event of a change of control are calculated on the basis of the capitalized remuneration (fixed salary and performance-related remuneration) for the remainder of the agreed contract term and of a severance payment of up to twice the annual remuneration in the amount of the remuneration for the most recent calendar year (fixed salary and performance-related remuneration). The resulting total may not exceed five times the annual remuneration. Any phantom stock options are settled on the date the member leaves the Executive Board. If a member of the Executive Board resigns, only 50 percent of the phantom stock options are paid out. The entitlement to shares from the Stock Bonus Plan remains in force and is settled in accordance with the provisions of the Stock Bonus Plan after the end of the waiting period.

Phantom stock option plan
Deutsche Börse AG established a phantom stock option plan following its IPO on 5 February 2001 that ran until the end of 2006 and also applied to Executive Board members. The options issued have a maximum term of five years and a vesting period of three years. After the end of the vesting period, the options can be exercised in 14-day exercise windows until the end of each quarter in each case. The options are designed to be notional. They do not confer the right to purchase Deutsche Börse AG shares at a set price, but rather confer the right to a cash payout. The amount of the cash payout depends on the relative performance of Deutsche Börse AG shares (adjusted for dividend payments) against the Dow Jones STOXX® 600 Technology Index (EUR) (Return) as the benchmark index (€1.00 per 1 percent outperformance).

Outperformance is calculated by determining the opening and closing prices of Deutsche Börse's shares and of the benchmark index on the basis of the mean closing prices in Xetra® trading on Frankfurter Wertpapierbörse (FWB®; the Frankfurt Stock Exchange) and the mean closing prices of the index: the opening price for the 60 trading days prior to the grant of the stock options and the closing price for the 60 trading days prior to the cut-off dates on which the exercise windows begin (1 February, 1 May, 1 August and 1 November).

Phantom stock options were issued annually on 1 February. The Supervisory Board's Personnel Committee determined the number of options to be granted to each Executive Board member based on the individual performance of the respective Board member. See note 46 in the notes to the consolidated financial statements for details of the measurement of the stock option plan for the Executive Board.

The total expense/income for the options recognized in the year under review and the carrying amount of the provisions recognized for the options at the balance sheet date are shown in the table below. As in the previous year, there were no exercisable options on the balance sheet date.

Phantom stock option plan
(prior-year figures in brackets)

	Expense/income recognized € thousands	Carrying amount at balance sheet date € thousands
Reto Francioni	–854.2 (2,488.9)	2,223.7 (3,077.9)
Andreas Preuß	–486.9 (1,418.7)	1,267.5 (1,754.4)
Thomas Eichelmann[1]	– (–)	– (–)
Frank Gerstenschläger[2]	– (–)	– (–)
Michael Kuhn	245.6 (8,505.6)	1,601.0 (10,620.9)
Jeffrey Tessler	–0.2 (4,736.5)	1,245.3 (6,393.1)
Total	**–1,095.7** **(17,149.7)**	**6,337.5** **(21,846.3)**

1) Appointed to the Executive Board on 1 July 2007 (see page 67, footnote 5)
2) Appointed to the Executive Board on 1 April 2007

Stock Bonus Plan

In 2007, the Stock Bonus Plan (SBP) replaced the phantom stock option plan of recent years. The SBP makes it possible to grant not just cash but also shares of Deutsche Börse AG as a variable remuneration component, thus giving beneficiaries a greater share in the Company's success and strengthening their ties with the Company.

For the year under review, the members of the Executive Board will receive one third of their variable remuneration converted into shares of Deutsche Börse AG as a long-term incentive component ("number of SBP shares"). The number of SBP shares is calculated by dividing the amount of the individual and performance-based bonus (one third of the variable remuneration) of each Executive Board member by the market price of the Company (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) on the date the bonus is determined. Neither the converted bonus nor the number of shares will be paid at the time the bonus is determined; they are paid two years after the grant date (waiting period). On expiry of the waiting period, the original number of SBP shares is first converted into a payment claim. This is done by multiplying the current market price on that day (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) by the number of SBP shares. The Company then has the option to settle the payment claim for the Executive Board member in cash or shares.

In accordance with IFRS 2, the total number of SBP shares is measured at fair value on the grant date. For the year under review, the fair value was calculated on the basis of the opening price on the preparation date of this report. A modified Black-Scholes option pricing model (Merton model) was used to measure the number of SBP shares from the 2008 tranche (previous year: 2007 tranche). The model does not take exercise hurdles into account. It is based on the valuation parameters shown in the top table to the left.

The expense from the Stock Bonus Plan incurred in the year under review is presented together with the carrying amount at the balance sheet date in the bottom table to the left. See also note 46 in the notes to the consolidated financial statements.

Valuation parameters

		Tranche 2008[1]	Tranche 2007[2]
Term[3]		2 years	2 years
Risk-free interest rate	%	1.37	3.21
Volatility	%	59.25	35.95
Deutsche Börse AG share price	€	40.50	104.89
Dividend yield	%	5.70	2.20
Exercise price	€	0	0
Fair value	€	36.57	100.59

1) Valuation parameters and fair value on the preparation date of this report
2) Valuation parameters and fair value on the grant date
3) Term begins on the grant date.

Stock Bonus Plan
(prior-year figures in brackets)

	Expense recognized € thousands	Carrying amount at balance sheet date € thousands
Reto Francioni	541.8 (270.0)	811.8 (270.0)
Andreas Preuß	533.3 (220.9)	754.1 (220.9)
Thomas Eichelmann[1]	227.4 (–)	227.4 (–)
Frank Gerstenschläger[2]	219.6 (92.1)	311.7 (92.1)
Michael Kuhn	399.3 (186.5)	585.8 (186.5)
Jeffrey Tessler	416.5 (166.9)	583.4 (166.9)
Total	**2,337.9** **(936.4)**	**3,274.2** **(936.4)**

1) Appointed to the Executive Board on 1 July 2007 (see page 67, footnote 5)
2) Appointed to the Executive Board on 1 April 2007

Shares from the 2007 and 2008 tranche of the Stock Bonus Plan

	Balance as at 31 Dec. 2007	Adjustment of number of 2007 SBP shares in 2008	Number of SBP shares for 2008[3]	Settlement in SBP shares	Number of expired SBP shares	Total
Reto Francioni	6,753	1,545	20,988	0	0	29,286
Andreas Preuß	5,525	2,382	18,107	0	0	26,014
Thomas Eichelmann[1]	0	0	–	0	0	0
Frank Gerstenschläger[2]	2,303	380	9,465	0	0	12,148
Michael Kuhn	4,666	1,416	13,992	0	0	20,074
Jeffrey Tessler	4,175	1,942	13,992	0	0	20,109
Total	**23,422**	**7,665**	**76,544**	**0**	**0**	**107,631**

1) Appointed to the Executive Board on 1 July 2007 (see page 67, footnote 5)
2) Appointed to the Executive Board on 1 April 2007
3) The calculation of the number of shares was based on the opening price at the preparation date of this report.

The table above shows the changes in the number of SBP shares received for the year under review.

Former members of the Executive Board or their surviving dependents

Former members of the Executive Board or their surviving dependents received remuneration of €1,151 thousand in 2008 (2007: €922 thousand). The actuarial present value of the pension obligations (DBO) at the balance sheet date was €27,182 thousand in the year under review (2007: €30,251 thousand).

Remuneration of the Supervisory Board

Supervisory Board members received a ratable fixed remuneration for their services in 2008, depending on their length of service in the year under review. The fixed remuneration for membership was €96 thousand per annum for the Chairman, €72 thousand for a Deputy Chairman and €48 thousand for each other member. In addition, membership of the Supervisory Board's Strategy, Technology, Personnel, Nomination, Clearing and Settlement, and Audit and Finance Committees is remunerated: the additional remuneration is €30 thousand per annum for the Chairman of each Committee (€40 thousand per annum for the Chairman of the Audit and Finance Committee) and €20 thousand per annum for each other member of each Committee.

Members of the Supervisory Board also receive annual variable remuneration on the basis of two different, clearly defined targets relating to the Company's performance. Target 1: In the year in which remuneration is paid, the consolidated return on equity after taxes of Deutsche Börse Group must exceed by at least five percentage points the average of the monthly average current yields to maturity of domestic bearer bonds and public-sector bonds with a remaining maturity of more than nine to ten years as calculated by the Deutsche Bundesbank (Germany's central bank). Target 2: Consolidated earnings per share for the previous two full financial years must exceed consolidated earnings per share for the previous year in each case by 8 percent or more. For each target met, the members of the Supervisory Board each receive annual variable remuneration in the amount of €16 thousand.

Supervisory Board remuneration depends on the achievement of objectives

This concept has been in place since 1 January 2005. It superseded the variable remuneration concept which had been effective since 2003, under which the members of the Supervisory Board had received stock options from the phantom stock option plan with a term of five years and a target value of €40 thousand, free of charge, on 1 February each year. The phantom stock options granted under the phantom stock option plan up to financial year 2004 could be exercised for the first time in 2006.

Supervisory Board remuneration[1)2)]

	Membership		Non-performance-related remuneration		Performance-related remuneration	
	2008	2007	2008 € thousands	2007 € thousands	2008 € thousands	2007 € thousands
Dr. Manfred Gentz	full year	full year	99.5	88.0	32.0	32.0
Kurt F. Viermetz[3)]	1 Jan. – 8 Dec.	full year	186.0	161.0	32.0	32.0
Gerhard Roggemann[4)]	full year	full year	90.0	79.7	32.0	32.0
David Andrews	–	1 Jan. – 3 June	–	49.0	–	16.0
Herbert Bayer	full year	full year	68.0	68.0	32.0	32.0
Udo Behrenwaldt	full year	full year	68.0	68.0	32.0	32.0
Richard Berliand	full year	full year	68.0	68.0	32.0	32.0
Birgit Bokel	full year	full year	68.0	68.0	32.0	32.0
Hans-Peter Gabe	full year	full year	68.0	68.0	32.0	32.0
Richard M. Hayden	full year	full year	108.0	91.3	32.0	32.0
Craig Heimark	full year	full year	78.0	73.8	32.0	32.0
Dr. Konrad Hummler	full year	11 Sep.–31 Dec.	68.0	22.7	32.0	10.7
David Krell	full year	–	48.0	–	32.0	–
Hermann-Josef Lamberti	full year	full year	78.0	78.0	32.0	32.0
Friedrich Merz	full year	full year	68.0	68.0	32.0	32.0
Friedrich von Metzler	full year	full year	88.0	71.3	32.0	32.0
Thomas Neiße[5)]	–	–	–	–	–	–
Roland Prantl	full year	full year	48.0	48.0	32.0	32.0
Alessandro Profumo	–	1 Jan. – 17 Oct.	–	40.0	–	26.7
Sadegh Rismanchi	full year	full year	68.0	68.0	32.0	32.0
Dr Erhard Schipporeit	full year	full year	69.7	68.0	32.0	32.0
Dr Herbert Walter	full year	full year	68.0	68.0	32.0	32.0
Otto Wierczimok	full year	full year	68.0	68.0	32.0	32.0
Johannes Witt	full year	full year	68.0	68.0	32.0	32.0
Total			**1,641.2**	**1,550.8**	**672.0**	**661.4**

1) See note 46 in the notes to the consolidated financial statements for details of the long-term incentive components
2) The recipient of the remuneration will be determined individually by the members of the Supervisory Board.
3) Kurt F. Viermetz resigned from his position with effect from 8 December 2008.
4) Appointed Deputy Chairman of the Supervisory Board on 9 December 2008
5) Appointed to the Supervisory Board on 21 January 2009

Corporate Responsibility

In all its business dealings, Deutsche Börse Group is guided by its strong sense of responsibility to its employees, business partners, customers and investors, as well as to society. The Group has identified four areas of action to ensure that, in implementing its financial goals, it also takes adequate account of community, social and ecological aspects.

Deutsche Börse wants to do more than enable capital flows and has set itself the task of implementing its corporate goals with a maximum of social responsibility and specifically promoting social activities, while acting in an environmentally responsible manner. It does this out of conviction and in order to secure the Company's competitiveness in the long term. In doing so, the Group focuses on four key areas: employees, the economy, society and the environment.

Professionalism, quality and long-term partnerships are key criteria in the selection of the corporate responsibility activities. Deutsche Börse cooperates exclusively with qualified institutions and partners.

Employees: A service provider is only ever as good as its employees. A committed and competent team is critical for Deutsche Börse's business success. Deutsche Börse regards the cost and effort spent on job security, continuing professional development and training, and health management as investments in the future to enhance employee satisfaction. The same applies to work-life balance, diversity and equal opportunities.

Economy: Profitable growth and economic success are basic conditions for creating value and taking on responsibility in the long term. Some of the success factors of the Group are its comprehensive risk management, its exemplary compliance system and its transparent corporate governance structure. Because of its outstanding position on the capital markets, Deutsche Börse Group is a role model for promoting the financial center and fostering the equity culture. It takes on this responsibility by being a member of selected institutions, among other things.

Society: The Group's commitment to the common good comprises education and research, culture, and social projects. The focus is on innovative vocational training programs and research projects, patronage of the arts in the field of contemporary and the enlargement of the international photography collection "Art Collection Deutsche Börse" as well as fundraising events and hands-on help to social organizations. Precedence is given to projects where employees can directly get involved. For Deutsche Börse, social commitment is an investment in tomorrow's success and thus a means to securing the future.

Full CR report
→ deutsche-boerse.com/cr_e

Environment: Deutsche Börse Group attaches the greatest importance to considerate, and above all careful, use of the environment and natural resources. For a service provider, building management is the primary way in which it directly impacts the environment. The new office building at the Eschborn location, which will be completed by 2010, will meet the latest ecological standards and will be certified to the LEED (Leadership in Energy and Environmental Design) platinum standard.

Customer Governance

For Deutsche Börse Group, having a trust-based working relationship with its customers in development and decision-making processes is extremely important. In a variety of advisory bodies and working committees, Deutsche Börse Group representatives and capital market representatives cooperate in initiatives to work towards strong, transparent and sound financial markets.

Customer governance bodies include, on the one hand, the mandatory supervisory boards and the exchange councils established under public law and, on the other, a variety of advisory bodies and working committees set up by Deutsche Börse itself. The international composition of these bodies reflects the Group's global customer base. Deutsche Börse develops new products and services together with market participants and customers and holds in-depth discussions with them about key decisions in the Company. This reflects Deutsche Börse Group's conviction that customers are its number one priority.

The bodies and initiatives are listed on the following pages. Deutsche Börse would like to thank all the members of these bodies for their hard work and commitment.

Control bodies of Deutsche Börse Group as at 31 December 2008

Supervisory Board of Deutsche Börse AG
For details on the Supervisory Board see pages 52 to 61.

Clearstream International Board of Directors
The Clearstream International Board of Directors is a single board in line with the US/UK model. It is currently composed of nine representatives of Deutsche Börse Group along with 15 external directors.

André Roelants (Chairman), Clearstream International
Prof Dr Reto Francioni (Deputy Chairman), Deutsche Börse
Michel Bois, CACEIS
Andrew Bruce, Barclays Bank
Ernst-Wilhelm Contzen, Deutsche Bank Luxembourg
Thomas Eichelmann, Deutsche Börse
Frank Gerstenschläger, Deutsche Börse
Dr Ralf Gissel, dwpbank – Deutsche WertpapierService Bank
Guillaume Fromont, CACEIS
Dominique Hoenn, BNP Paribas
Eric Hollanders, ING Wholesale Banking
Josef Landolt, UBS
Philippe Metoudi, Clearstream Banking
Jean Meyer, BGL
Dr Lutz Roger Raettig, Morgan Stanley Bank International
Paul Schonenberg (Staff Delegation President), Clearstream International
Renato Tarantola, Cassa di Compensazione e Garanzia
Jeffrey Tessler, Clearstream International
Francesco Vanni d'Archirafi, Citi Global Transaction Services
Roberto Vicario Montoya, BBVA
Frank Wagener, Dexia
Andreas Wolf, Clearstream Banking
Yves Baguet, Clearstream Services
Antonio Zoido, Bolsa de Madrid

Supervisory Board of Eurex Zürich AG
Supervisory Board of Eurex Frankfurt AG
Supervisory Board of Eurex Clearing AG
The Board of Directors of Eurex Zürich AG as well as the identically staffed Supervisory Boards of Eurex Frankfurt AG and Eurex Clearing AG are the supervisory bodies of Eurex and its subsidiaries in accordance with the Swiss Code of Obligations and the German Stock Corporation Act.

Prof Dr Peter Gomez (Chairman),
Universität St. Gallen/SIX Group
Dr Hugo Bänziger, Deutsche Bank
Thomas Eichelmann, Deutsche Börse
Prof Dr Reto Francioni, Deutsche Börse
Christian Gell, Credit Suisse
Andreas Häberli, UBS Investment Bank
Dr Michael Kuhn, Deutsche Börse
Dr Roger Müller, Deutsche Börse
Dr Martin Reck, Deutsche Börse
Dr Urs Rüegsegger, SIX Group
Jacques de Saussure, Pictet & Cie
Nicholas Teller, E.R. Capital Holding

Bodies extablished under public law as at 31 December 2008

Exchange Council of the Frankfurt Stock Exchange
The Exchange Council of the Frankfurter Wertpapierbörse (FWB®, the Frankfurt Stock Exchange) is the supreme control and supervisory body of the stock exchange under public law. The FWB management board needs the approval of the Exchange Council for issues of fundamental importance. The FWB Exchange Council has 18 members who are elected for a term of three years. The acting Exchange Council was elected on 21 November 2007 and met for its constituent session on 18 January 2008.

Dr Lutz Roger Raettig (Chairman),
Morgan Stanley Bank International
Michael Mandel (Deputy Chairman),
comdirect Bank
Wolfgang Beck, Scheich & Partner
Börsenmakler
Hans-Dieter Brenner,
Landesbank Hessen-Thüringen
Dr Werner Brandt, SAP
Prof Dr Wolfgang Gerke, HfB Bankakademie,
Frankfurt School of Finance and Management
Thomas Grünewald, Frankfurter Service
Kapitalanlage Gesellschaft
Lars Hille, DZ Bank
Dr Stefan Jentzsch, Dresdner Bank
Hermann-Josef Lamberti, Deutsche Bank
Rainer Roubal, ICF Kursmakler
Heinz-Jürgen Schäfer
Mark Spanbroek, GetCo Europe
Dr Daniel von Borries, ERGO Versicherungsgruppe
Friedrich von Metzler, Bankhaus B. Metzler
seel. Sohn & Co.
Carola Gräfin von Schmettow, HSBC
Trinkaus & Burkhardt
Michael Wilhelm, N.M. Fleischhacker
Stefan Winter, UBS Deutschland

Exchange Council of Eurex Deutschland
The Exchange Council of Eurex Deutschland is the supreme control and supervisory body of the exchange under public law. The management board of Eurex Deutschland needs the approval of the Exchange Council for issues of fundamental importance. The Eurex Deutschland Exchange Council has 18 members who are elected for a term of three years. The acting Exchange Council was elected on 21 November 2007 and met for its constituent session on 18 January 2008.

Gustav Gaß (Chairman), Gass Capital Markets
Lars Hille (Deputy Chairman), DZ Bank
Frank Annuscheit, Commerzbank
Rolf Birkert, Birkert Wertpapierhandelshaus
Hans-Dieter Brenner, Landesbank Hessen-Thüringen
Jelle Rienk Elzinga, Optiver
Harald Gegenwart, Morgan Stanley Wertpapiere
Dr Stefan Jentzsch, Dresdner Bank
Prof Dr Lutz Johanning, WHU – Otto Beisheim School of Management
Hermann-Josef Lamberti, Deutsche Bank
Ingo M. Mandt, BHF Bank
Christian Schaffer, First Futures
Wilfried Schmidt, Daiwa Securities
SMBC Europe
Charles Tall, Archelon Deutschland
Christian Trenkle, Panthera Investment
Friedrich von Metzler, Bankhaus B. Metzler
seel. Sohn & Co.
Carola Gräfin von Schmettow, HSBC
Trinkaus & Burkhardt
N.N. (by-election process started)

Working committees and advisory boards as at 31 December 2008

Issuer Markets Advisory Committee (IMAC)
IMAC advises Deutsche Börse AG on the design of the listing platform and the cash market. The committee serves as a forum for all market participants, particularly issuers, institutional investors, issuing houses and IPO consultants. In 2008, IMAC was involved in the structuring of the Open Market into First and Second Quotation Board, the expansion of international listing activities, especially in China, Russia/CIS and India, the introduction of Frankfurt Global Depository Receipts (GDRs) for international issuers, bringing publishing deadlines for DR issuers from third countries in line with international regulations, the opening of Non Collective Safe Custody (NCSC, Wertpapierverrechnung) in the Regulated Market and the establishment of simplified admission requirements for Special Purpose Acquisition Companies (SPACs) in the Regulated Market.

London Equity Members Advisory Committee (LEMAC)
LEMAC was initiated in 2004. Participants are the leading trading institutions from the financial center of London. The committee meets every quarter in order to discuss general development opportunities and functionalities for Xetra.

Secondary Markets Advisory Committee (SMAC): Retail
Since the restructuring of SMAC in 2006, the Retail committee has focused on the functionality of the intermediary-based trading system at the Frankfurt Stock Exchange and the trading volumes in the Xetra® electronic trading system triggered by the banks' private customer business. Market models and measures planned for individual products are developed together, presented and discussed. The advisory committee was actively involved in the following initiatives in 2008: migration of structured products and mutual funds to Xetra, reduction of the tick size in floor trading, the mistrade rules for floor trading and MiFID Best Execution.

Secondary Markets Advisory Committee (SMAC): Wholesale
The Wholesale committee focuses on trading on the Xetra platform, the general conditions for this and planned developments. In 2008, SMAC Wholesale was involved in issues such as advancements in Xetra functionalities (e.g. reducing the tick size), the introduction of a differentiated clearing service model with varying fees, the preparation for Xetra Release 10.0 with new connection possibilities to enhance flexibility and speed.

Working Committee for Equity Products (Eurex)
The working committee is composed of the most important Eurex market participants in the field of equity derivatives. It conveys its recommendations regarding operational and strategic issues to Eurex's management. In 2008, the issues on the agenda included broadening the product portfolio with options on European securities with a medium-sized and small market capitalization (small and mid-caps), maturity period extensions for selected stock options, change of the mistrade rules, advancement of OTC wholesale trading functionalities and – in particular – the treatment of corporate actions.

Working Committee for Index Products (Eurex)
This working committee is composed of the most important Eurex market participants in the field of index derivatives. It conveys its recommendations regarding operational and strategic issues to Eurex's management. In 2008, discussions focused on the introduction of additional equity index derivatives (DivDAX®, MSCI Russia, further sector products) and the introduction of futures on dividends of the Dow Jones EURO STOXX 50® index components. Other issues were new functionalities (Trade at Settlement, Exchange for Swaps for indices) and adjustments to product designs (mistrade rules, exercise price intervals).

Working Committee for Interest Rate Products (Eurex)
The working committee is composed of Eurex market participants and advises the derivatives exchange on the launch of new interest rate products and trading functionalities as well as on necessary changes to existing products. In 2008, the working committee discussed the development of new products in the interest rate segment and in related product classes (e.g. gold, silver). In particular, the committee addressed the effects of the global financial crisis on Eurex's interest rate products and the resulting opportunities for trading and clearing products in the interest rate segment.

Working Committee for Derivatives Clearing (Eurex Clearing)
The objective of the working committee for derivatives clearing is the development and optimization of Eurex Clearing's infrastructure in the interests of all market participants involved in the clearing process. The working committee issues recommendations and prepares decisions, which in 2008 related to the introduction of Eurex® Release 11.0 (e.g. introduction of risk management enhancements) as well as the migration of the Eurex Clearing connectivity infrastructure onto the TARGET2 environment. Furthermore, the committee was involved in the preparation of requirements for Eurex Release 12.0. In addition, the industry impacts of the Lehman International Europe filing for administration were discussed. A number of initiatives was agreed on to further strengthen the clearing house default procedures.

Working Committee for Equity Clearing (Eurex Clearing)
The working committee for equity clearing helps to design cash market clearing for equity products at a functional level. The committee provides a platform for discussing all functional changes and issues brought up by the clearing house Eurex Clearing or members of the working committee. In 2008, the working committee provided feedback during the simulation and launch of CCP Release 4.0, which included multi-currency clearing, and CCP Release 4.1 offering trade day netting. In addition, further topics such as CCP for securities lending, TARGET2, Eurex Release 11 enhancements and Giovannini Barrier 3 enhancements were discussed.

Working Committee for Fixed Income Clearing (Eurex Clearing)
This working committee is composed of Eurex Bonds® and Eurex Repo® clearing members. It is asked to advise Eurex Clearing on the development of clearing and CCP services for fixed-income products. The committee also provides a platform for discussions brought up by the clearing house or the committee members. In 2008, the working committee was involved in the simulation and launch of the CCP Release 4.0, which includes the clearing of open and variable repos and multi-currency clearing. Moreover, the committee discussed CCP services and future product initiatives in the fixed income clearing business.

Advisory Board – Clearstream Banking Frankfurt
This advisory board, which is composed of representatives from all key customer groups, advises the Executive Board of Clearstream Banking AG, Frankfurt, and the Group Executive Management of Clearstream International in all questions relating to the German settlement business. In 2008, its discussions centered on the impact of regulatory initiatives on the German securities administration infrastructure, strategic issues such as the development of the TARGET2-Securities initiative and the Link Up Markets project, as well as additional operative projects such as the taxbox for the introduction of the capital gains tax or the new daytime processing in the German market.

Customer Consultation Committee – Clearstream Banking Luxembourg
The Customer Consultation Committee advises on issues which have strategic importance to Clearstream: the positioning in the market and in the European regulatory debate, the evolution of the market landscape and subsequent opportunities and risks for Clearstream, as well as product initiatives.

Working Committee for Equity Indices
This working committee issues recommendations for the composition of Deutsche Börse AG's selection indices based on fixed index rules. In addition, the committee advises the Company on issues related to index structuring and updates to the rules.

Deutsche Börse IT Open Day
(formerly Technical Advisory Committee, TAC)
The Open Day was launched in 2008 to intensify the dialogue between Deutsche Börse Group and market participants. It replaces the TAC and addresses participants including but not limited to IT managers of customer groups of Deutsche Börse Group: in 16 workshops, more than 200 participants discussed issues such as low latency and microsecond monitoring, proximity services, hosting or co-location to accelerate data transfer, Xetra Release 10.0 or the Eurex Enhanced Broadcast Solution.

Technical Advisory Board
The Technical Advisory Board advises the Executive Board of Deutsche Börse AG on all issues relating to the development of the Group's IT and data processing organization. The board primarily consists of managers of IT and IT-related units from companies active in the financial markets.

Financial Report 2008 Deutsche Börse AG

Group Management Report

2008 was the most successful year so far in the history of Deutsche Börse Group. Sales revenue increased by 12 percent to €2,455.1 million. Basic earnings per share were up by 15 percent to €5.42.

Business and operating environment

Overview of Deutsche Börse Group

Business operations and Group structure

Deutsche Börse Group, headquartered in Frankfurt/Main, Germany, employs around 3,400 people in 19 locations in 16 countries. As one of the largest marketplace organizers worldwide, Deutsche Börse Group offers its customers a broad portfolio of products and services. These cover the entire process chain, from trading and clearing of equities and derivatives, through transaction settlement, custody and management of securities and the provision of market information, down to the development and operation of electronic systems. The Group's process-oriented business model improves capital market efficiency. Issuers benefit from low cost of capital, while investors enjoy high liquidity and low transaction costs.

Deutsche Börse Group is composed of Deutsche Börse AG and its subsidiaries, associates and joint ventures.

Deutsche Börse AG itself operates Frankfurter Wertpapierbörse's (FWB, Frankfurt Stock Exchange) cash market via the fully electronic Xetra trading platform and floor trading. It also sells price and reference data and develops indices.

Through their cooperation Scoach Holding S.A., Deutsche Börse AG and SIX Group AG also offer trading in structured products (certificates and warrants).

Eurex Zürich AG, a cooperation between Deutsche Börse AG and SIX Swiss Exchange AG, together with its subsidiaries operates derivatives markets in Europe (Eurex) and the United States (International Securities Exchange, ISE) and offers clearing services (Eurex Clearing AG).

Simplified shareholding structure of Deutsche Börse Group as at 31 December 2008


Deutsche Börse AG
Scoach Holding S.A. 50 %
Scoach Schweiz AG 100 %
Scoach Europa AG 100 %
BrainTrade Gesellschaft für Börsensysteme mbH 29 %
Deutsche Börse Commodities GmbH 16 %
Eurex Zürich AG 50 %
Eurex Frankfurt AG 100 %
Eurex Repo GmbH 100 %
Eurex Clearing AG 100 %
Eurex Bonds GmbH 79 %
U.S. Exchange Holdings, Inc. 100 %
International Securities Exchange Holdings, Inc. 100 %
European Energy Exchange AG 35 %
Clearstream International S.A. 100 %
Clearstream Banking S.A. 100 %
Clearstream Banking AG 100 %
Link-Up Capital Markets, S.L. 18 %
Clearstream Services S.A. 100 %
Clearstream Operations Prague s.r.o. 100 %
Avox Ltd. 77 %
Infobolsa S.A. 50 %
STOXX Ltd. 33 %
Deutsche Börse Systems AG 100 %
Deutsche Börse Systems Inc. 100 %
Deutsche Börse Services s.r.o. 100 %

All post-trade services, such as securities custody, administration and transaction settlement, are handled by Clearstream International S.A. and its subsidiaries.

In addition, Deutsche Börse Systems AG and Clearstream Services S.A. develop and operate the technological infrastructure of Deutsche Börse Group.

The chart on the previous page gives an overview of Deutsche Börse Group's principal shareholdings; its basis of consolidation is presented in full in note 2 of the notes to the consolidated financial statements.

Company management

The governing bodies of Deutsche Börse AG, as a German stock corporation, are the General Meeting of Shareholders, the Supervisory Board and the Executive Board, each of which has its own areas of responsibility.

The General Meeting resolves the appropriation of the unappropriated surplus, appoints the shareholder representatives in the Supervisory Board and resolves on the retrospective approval of the acts of the Executive Board and the Supervisory Board. In addition, it resolves corporate actions and other matters governed by the Aktiengesetz (AktG, German Stock Corporation Act). The Supervisory Board appoints, supervises and advises the Executive Board and is directly involved in key decisions affecting the Company. Additionally, it adopts the annual financial statements together with the Executive Board. Members of the Supervisory Board are appointed for a period of three years; however, when electing members to the Supervisory Board, the General Meeting may determine a shorter term of office. The Supervisory Board of Deutsche Börse AG had 21 members at the time of the preparation of these consolidated financial statements, 14 of whom were shareholder representatives and 7 employee representatives. In 2008, the General Meeting resolved to reduce the size of the Supervisory Board while observing the tripartite co-determination rules from 21 to 18 members (12 shareholder representatives and 6 employee representatives) from the next period of office in 2009.

The Executive Board is solely responsible for managing the Company and the Chief Executive Officer coordinates the activities of the Executive Board members. As at 31 December 2008, the Executive Board of Deutsche Börse AG had six members.

The compensation system and the compensation paid to the individual members of the Executive Board of Deutsche Börse AG are described in the remuneration report. It forms part of this Group management report and has therefore been audited by the auditors.

Reporting segments

For the purposes of corporate management and financial reporting, Deutsche Börse Group structures its business activities into the following segments: Xetra, Eurex, Clearstream, Market Data & Analytics and Information Technology. The Corporate Services segment provides internal services and provides the central functions within the Group.

Reporting segment	Business areas
Xetra	Cash market using the Xetra electronic trading system and floor trading
	Central counterparty for equities
	Trading platform for structured products (Scoach)
	Admission of securities to listing
Eurex	Eurex electronic derivatives market trading platform
	Electronic options trading platform ISE
	Eurex Bonds and Eurex Repo over-the-counter (OTC) trading platforms
	Central counterparty for bonds, derivatives and repo transactions (Eurex Clearing)
Clearstream	Custody, administration and settlement services for domestic and foreign securities
	Global securities financing services
	Investment funds services
Market Data & Analytics	Sale of price information and information distribution
	Index development and sales
Information Technology	Development and operation of technological infrastructures
	Provision of IT solutions
Corporate Services	Group strategy
	Central functions

Organizational structure

The organizational structure of Deutsche Börse Group (see chart on the next page) mirrors the three market areas: cash market, derivatives market and market data, as well as securities settlement and custody. The aim of this structure, which was introduced in 2007, is to offer an even higher standard of customer service and to improve the Group's own efficiency, thereby reinforcing its successful integrated business model.

Internal control system

The Executive Board of Deutsche Börse Group has implemented an internal control system designed to ensure the effectiveness and profitability of the Group's operations, to avert or uncover financial loss, and thus protect all its business assets. The internal control system is also an integral part of Deutsche Börse Group's anti-fraud management.

Deutsche Börse Group's internal control system comprises both integrated and independent controls. The managers of the individual business areas are accountable for the effectiveness of the integrated controls and ensure that risks in the business processes are identified at an early stage. They report on the effectiveness of the integrated controls at regular intervals. Implementing independent controls within the business areas is the responsibility of Internal Auditing.

In the Financial Accounting and Controlling department, the internal control system serves in particular to ensure proper bookkeeping and accounting so that the presentation of the net assets, financial position and results of operations in the single-entity and consolidated financial statements of Deutsche Börse Group and its subsidiaries is complete and correct.

Disclosures in accordance with section 315 (4) HGB

In accordance with section 315 (4) of the Handelsgesetzbuch (HGB, the German Commercial Code), Deutsche Börse AG makes the following disclosures as at 31 December 2008:

The share capital of Deutsche Börse AG amounts to €195.0 million and is composed of 195,000,000 no-par value registered shares. There are no other classes of shares besides these ordinary shares.

The Executive Board is only aware of those voting right limitations that result from the AktG. These include the voting right limitations pursuant to section 136 of the AktG, as well as the limitation under the AktG for treasury shares. Section 136 of the AktG stipulates that shareholders may not exercise voting rights for themselves or on behalf of another shareholder if a resolution is to be adopted formally approving their actions, releasing them from an obligation, or deciding whether the Company should assert a claim against them. The voting rights from the relevant shares are thus excluded by law in cases where section 136 of the AktG applies. Under section 71b of the AktG, Deutsche Börse AG was additionally not permitted to exercise any rights under treasury shares held in its portfolio.

In 2006, The Children's Master Fund, Grand Cayman, Cayman Islands, notified Deutsche Börse AG that it had exceeded the threshold of 10 percent of the voting rights in the Company on 10 April 2006. It held 10.06 percent of the voting rights or 10,264,953 votes at this date. In 2008, The Children's Investment Master Fund also informed Deutsche Börse AG by means of a correction notice that this 10.06 percent (10,264,953 voting rights) was attributable to it as at 10 April 2006 in accordance with section 22 (1) sentence 1 no. 2 of the WpHG (Wertpapierhandelsgesetz, the German Securities Trading Act).

In 2008, The Children's Investment Fund Management (UK) LLP, London, Great Britain, notified Deutsche Börse AG that it had exceeded the threshold of 15 percent of the voting rights of the Company on 2 September 2008, and now held 19.30 percent (37,630,334 votes). 10.26 percent of these voting rights (20,000,000 votes) were

Organizational structure of Deutsche Börse Group as at 31 December 2008


Executive Committee
R. Francioni (CEO)
T. Eichelmann (CFO)
F. Gerstenschläger (Cash)
A. Preuß (Derivatives & Market Data)
J. Tessler (Clearstream)
M. Kuhn (IT)
Corporate Center
Cash
Derivatives & Market Data
Clearstream
Information Technology

attributable in accordance with section 22 (1) sentence 1 no. 6 of the WpHG and 9.04 percent (17,630,334 votes) in accordance with section 22 (2) of the WpHG.

In 2008, The Children's Investment Fund Management Ltd., London, Great Britain, The Children's Investment Fund Management (Cayman) Ltd., Grand Cayman, Grand Cayman Islands, and Christopher Hohn, Great Britain, notified Deutsche Börse AG that they had each exceeded the threshold of 15 percent of the voting rights of the Company on 2 September 2008 and that they now held 19.30 percent (37,630,334 votes) each. 10.26 percent of these voting rights (20,000,000 votes) were attributable in accordance with section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG and 9.04 percent (17,630,334 votes) in accordance with section 22 (2) of the WpHG in each case.

The Company has also been notified that the 15 percent threshold had been exceeded in each case on the basis of an agreement entered into by The Children's Investment Fund Management (UK) LLP, Atticus Capital LP and Atticus Management Limited, according to which they may coordinate their actions in respect of their shareholding in Deutsche Börse AG.

In 2008, Atticus Capital LP, New York, USA, and Atticus Management Limited, St. Peter Port, Guernsey, notified Deutsche Börse AG that they had each exceeded the thresholds of 10 and 15 percent of the voting rights of the Company on 2 September 2008 and now held 19.30 percent (37,630,334 votes) each. 9.04 percent of these voting rights (17,630,334 votes) were attributable in accordance with section 22 (1) sentence 1 no. 6 of the WpHG, and 10.26 percent (20,000,000 votes) were attributable in accordance with section 22 (2) of the WpHG.

Atticus LP Incorporated, St. Peter Port, Guernsey, Atticus Capital Holdings LLC, New York, USA, Atticus Holdings LP, New York, USA, Atticus Management LLC, New York, USA, and Timothy Barakett, New York, USA, notified Deutsche Börse AG in 2008 that they had each exceeded the threshold of 10 and 15 percent of the voting rights of the Company on 2 September 2008 and that they now held 19.30 percent (37,630,334 votes) each. 9.04 percent of these voting rights (17,630,334 votes) were attributable in accordance with section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentences 2 and 3 of the WpHG and 10.26 percent (20,000,000 votes) in accordance with section 22 (2) of the WpHG in each case.

The Company has also been notified that the 10 and 15 percent thresholds had been exceeded on the basis of an agreement entered into by The Children's Investment Fund Management (UK) LLP, Atticus Capital LP and Atticus Management Limited, according to which they may coordinate their actions in respect of their shareholding in Deutsche Börse AG.

None of the shareholders of Deutsche Börse AG are the holders of shares conveying special rights that give rise to controlling powers.

Employees holding shares in Deutsche Börse AG may exercise their rights directly.

Members of the Executive Board are appointed and dismissed in accordance with sections 84 and 85 of the AktG. In accordance with Article 6 (3) of the Articles of Association of Deutsche Börse AG, membership of the Executive Board generally terminates when the members attain the age of 60.

Amendments to the Articles of Association are resolved by the General Meeting in accordance with section 119 (1) no. 5 of the AktG. Under Article 12 (4) of the Articles of Association, the Supervisory Board has the power to resolve changes to the Articles of Association which relate only to their wording. Resolutions of the General Meeting are passed by a simple majority of the votes cast in accordance with Article 18 (1) of the Articles of Association, unless otherwise stipulated by mandatory requirements of the AktG. Insofar as the AktG prescribes a majority of share capital to be represented at the General Meeting for resolutions, a simple majority of the represented share capital is sufficient where this is legally permissible.

Subject to the approval of the Supervisory Board, the Executive Board is authorized to increase the share capital by issuing new no-par value registered shares against cash and/or non-cash contributions on one or more occasions by up to a total of €5.2 million until 23 May 2011 (authorized share capital I). Full authorization, particularly the conditions for disapplying the shareholders' subscription rights, derives from Article 4 (3) of the Articles of Association of Deutsche Börse AG.

The Executive Board is also authorized to increase the share capital, subject to the approval of the Supervisory Board, by issuing new no-par value registered shares against cash and/or non-cash contributions on one or more occasions by up to a total of €14.8 million until 20 May 2013 (authorized share capital II). Full authorization, particularly the conditions for disapplying the shareholders' subscription rights, derives from Article 4 (4) of the Articles of Association.

The Executive Board is further authorized to increase the share capital, subject to the approval of the Supervisory Board, by issuing new no-par value registered shares against cash and/or non-cash contributions on one or more occasions by up to a total of €6.0 million until 10 May 2012 (authorized share capital IV). In the process, shareholders must be granted subscription rights unless the Executive Board makes use of the authorization granted to it to disapply the shareholders' subscription rights with the approval of the Supervisory Board. The Executive Board is authorized, with the approval of the Supervisory Board, to eliminate fractions from the shareholders' subscription rights. The Executive Board is also authorized, subject to the approval of the Supervisory Board, to disapply shareholders' subscription rights in order to issue up to 900,000 new shares per financial year out of authorized share capital IV to members of the Executive Board and employees of the Company as well as to members of the executive boards or management and employees of its affiliated companies within the meaning of sections 15 et seqq. of the AktG. Full authorization derives from Article 4 (6) of the Articles of Association of Deutsche Börse AG.

The Company's share capital has been contingently increased in accordance with Article 4 (5) of the Articles of Association by up to €6.0 million by issuing up to 6,000,000 no-par value registered shares (contingent share capital I). The contingent capital increase is used exclusively to service stock options, granted up to 13 May 2008 as a result of the authorization under item 7 of the agenda of the General Meeting of 14 May 2003. The contingent capital increase will only be implemented insofar as the holders of issued stock options exercise these and the Company does not service these stock options by transferring treasury shares or by way of a cash payment. The new shares carry dividend rights from the beginning of the financial year in which they are issued as the result of the exercise of stock options.

The Executive Board is authorized to acquire up to 10 percent of the share capital as treasury shares. However, the shares acquired, together with any shares acquired for other reasons that are held by or allocated to the Company in accordance with sections 71a et seqq. of the AktG, may at no time exceed 10 percent of the Company's share capital. The authorization to acquire treasury shares is valid until 31 October 2009 and may be exercised by the Company in full or in part on one or more occasions. However, it may also be exercised by dependent companies, by companies in which the Company holds a majority interest, or by third parties on its or their behalf. The Executive Board may elect to acquire the shares (1) on the stock exchange, (2) via a public tender offer addressed to all shareholders or via a public request for offers of sale addressed to the Company's shareholders, (3) by issuing tender rights to shareholders, or (4) through the use of derivatives (put or call options or a combination of both). The full and exact wording of the authorization to acquire treasury shares, and particularly the permissible uses to which the shares may be put, can be found in item 7 of the agenda of the General Meeting of 21 May 2008.

In the event of a change of control following a takeover bid, the following material agreements apply:

- On 31 August 1998, Deutsche Börse AG and SIX Swiss Exchange AG (former name: SWX Swiss Exchange AG) agreed, under the terms of a shareholders' agreement relating to their cooperation with regard to Eurex Zürich AG and its subsidiary companies, an extraordinary right of termination for a period of 60 days following registered notification. This applies in the event that a third exchange organization obtains a controlling influence over the other party whether by means of a takeover or a merger. Termination would have the effect of liquidating Eurex in its current structure with the stake held by SIX Swiss Exchange AG.
- On 25 October 2006, Deutsche Börse AG and SIX Group AG (former name: SWX Group AG) agreed in a cooperation agreement to combine their business operations in the area of structured products in a European exchange organization under a joint name and trademark. The cooperation agreement provides for a right

of termination for both parties with a notice period of six months to the end of the month, which has the effect of ending the cooperation if a change of control occurs at Deutsche Börse AG or SIX Group AG. The right of termination expires if it is not exercised within three months of the date of the change of control. According to the cooperation agreement, a change of control has taken place if a person, corporation, or partnership directly or indirectly acquires control over a company, either alone or together with Group companies or in consultation with other persons or companies. A company has control if it directly or indirectly holds more than 50 percent of the voting rights or of the capital of another corporation or partnership, if it must fully consolidate another corporation or partnership under IFRSs, or if it is able to control a company through voting trusts or by making appointments to executive bodies.

On 6 May 2008, Deutsche Börse AG and its subsidiary Clearstream Banking S.A. concluded a multicurrency revolving facility agreement with a consortium of banks for a working capital credit line with a total amount of up to US$1.0 billion. In the event of a change of control, the lead manager of the consortium must terminate the agreement within a period of 30 days and declare all amounts due to the lenders immediately repayable, if required to do so by a majority of the consortium banks, who together have provided two-thirds of the amount of the facility granted at the date of the change of control. In the terms of this facility agreement, a person or group of persons have control if they coordinate their actions and/or if they have the opportunity to govern the business of the Company or to determine the composition of the majority of the Executive Board.

As part of the acquisition of ISE, it was agreed that no person or group may directly or indirectly acquire more than 40 percent of the shares in ISE or acquire control over the voting rights attached to more than 20 percent of the shares in ISE without the prior approval of the U.S. Securities and Exchange Commission (SEC). Otherwise, the requisite number of ISE shares must be transferred to a trust so as to comply with the limits.

Under the terms of the 2008/2013 fixed-rate bonds amounting to €650.0 million issued by Deutsche Börse AG and the terms of the subordinated fixed-rate and floating-rate bonds amounting to floating-rate bonds amounting to €550.0 million issued by the Company in 2008, there is a right to terminate in the event of a change of control. In the case of termination the bonds are repayable at par plus any accrued interest. A change of control is deemed to have taken place if one person, several persons acting together, or third parties acting on their behalf has or have acquired more than 50 percent of the shares of Deutsche Börse AG or the number of shares required to exercise more than 50 percent of the voting rights at General Meetings of Deutsche Börse AG. In addition, the relevant loan terms require that the change of control must have adversely affected the rating given to one of the preferential, unsecured debt instruments of Deutsche Börse AG by Moody's Investors Services, Inc., Standard & Poor's or Fitch Ratings Limited. Further details can be found in the applicable loan terms.

If a change of control occurs, there is also a right to require repayment of various bonds issued by Deutsche Börse AG in 2008 under a US private placement. The change of control must also adversely affect the rating given to one of the preferential unsecured debt instruments of Deutsche Börse AG by Moody's Investors Services, Inc., Standard & Poor's or Fitch Ratings Limited. The provisions contained in the applicable terms correspond to the conditions specified for the 2008/2013 fixed-rate bonds. The bonds issued under the private placement are as follows: US$170.0 million due on 12 June 2015, US$220.0 million due on 12 June 2018 and US$70.0 million due on 12 June 2020.

Members of Deutsche Börse AG's Executive Board have a special right of termination in the event of a change of control. According to the agreements with all Executive Board members, a change of control has occurred if (1) a shareholder or third party discloses in accordance with sections 21 and 22 of the WpHG its ownership of more than 50 percent of the voting rights in Deutsche Börse AG, (2) an intercompany agreement in accordance with section 291 of the AktG is entered into with Deutsche Börse AG as a dependent company, or (3) Deutsche Börse AG is absorbed in accordance with section 319 of the AktG or merged in accordance with section 2 of the UmwG (Umwandlungsgesetz, the German Reorganization and Transformation Act).

There are further agreements in addition to the above agreements subject to a change of control provision in the event of a takeover offer. In the opinion of Deutsche Börse AG, however, these are not material within the meaning of section 315 (4) of the HGB.

The compensation agreements entered into with the members of the Executive Board in the event of a takeover offer can be found in the remuneration report.

Strategy and internal management control

Strategy

In recent years, Deutsche Börse Group has developed into one of the largest exchange organizations in the world and achieved significant increases in its enterprise value since its initial public offering. The foundation for this growth is the Group's integrated business model, which aims to offer customers efficient and cost-effective services The business model is based on the following key principles:

- The integration of different financial market services such as trading, clearing, settlement, administration and custody of securities, as well as index and market data services
- The provision of these services for different asset classes such as equities, bonds, funds and derivatives
- The development and operation of the Group's own electronic systems for all processes along the securities trading value chain

The efficiency of the business model is reflected on the one hand by the fact that Deutsche Börse Group is one of the providers of trading, clearing and settlement services with the most attractive prices, and on the other in the profitability of the Company. Deutsche Börse Group is one of the most profitable companies in its sector, with an EBITA margin (earnings before interest, tax and goodwill impairment) of 61 percent in the year under review.

The strategy that has enabled the Company to achieve its leading position will continue to be pursued, with Deutsche Börse Group focussing primarily on organic growth. This will be achieved through the introduction of new products in existing and new asset classes, the expansion of business to new customer groups as well as moving into markets in new regions. If external development opportunities prove economic viability, the Group will also take these into consideration.

The organic growth targeted by Deutsche Börse Group is influenced by the following factors:

- The performance of the financial markets in line with general economic conditions (e.g. increase in volatility in the cash market)
- Structural changes in the financial markets (e.g. increasing use of derivatives by investment funds)
- The Company's ability to innovate (e.g. constant introduction of new products and services)

While the Company cannot affect the performance of the financial markets, it is able to exert an influence on the latter two factors in part or in full and to continue to reduce its dependence on the factors outside its control.

In order to take advantage of opportunities for external growth, Deutsche Börse Group constantly monitors and assesses the possibilities which arise. The acquisition of ISE at the end of 2007 shows that the Company is open to consolidation in the exchange sector, provided that this creates value for the Company and its shareholders.

Internal management control

Deutsche Börse Group's internal management control system is primarily based on the performance indicators EBITA, costs, return on equity and interest cover ratio (the ratio of EBITDA to interest expenses from financing activities).

Deutsche Börse Group manages its EBITA via revenue and costs. Revenue is composed of sales revenue with external customers, net interest income from banking business, own expenses capitalized and other operating income. Sales revenue with external customers is generally dependent on the three growth factors described above (performance of the financial markets, structural changes and the Company's ability to innovate). Net interest income from banking business is dependent on the development of Clearstream's international settlement business on the one hand and on the development of short-term interest rates, particularly in the euro zone and the US, on the other. Own expenses capitalized relate to development costs for internally generated computer software. Other operating income results mainly from operating the Eurex Zürich derivatives market for SIX Swiss Exchange AG.

With regard to costs, the Company distinguishes between fee and commission expenses from banking business, staff costs, depreciation, amortization and impairment losses (excluding goodwill impairment), other operating expenses and goodwill impairment. Fee and commission expenses from banking business are a cost component dependent on volumes. The amount reflects the development of the international settlement and custody business at Clearstream. Staff costs comprise wages and salaries as well as social security contributions and the cost of retirement benefits. They are subject to inflation and depend partially on the development of Deutsche Börse AG's share price, since they also include changes in the provisions and payments in respect to the stock option plan that was closed in 2006 as well as the Stock Bonus Plan for members of the Executive Board and senior executives that was launched as of 2007. The depreciation, amortization and impairment losses for intangible assets, property, plant and equipment, and investment property are dependent on the amount of investments capitalized. Other operating expenses principally comprise the costs of developing and operating the Group's technological infrastructure, office infrastructure costs and marketing costs.

Since around 80 percent of Deutsche Börse Group's total costs are fixed costs, the Group can handle higher volumes of business without a significant increase in costs. Conversely, a decline in business volume would directly impact the profitability of the Group. The approximately 20 percent represented by costs dependent on volume includes fee and commission expenses from banking business, the operation of the floor trading system and various license fees.

In September 2007, Deutsche Börse Group introduced an extensive restructuring and efficiency program. The program aims to generate cost savings in financial years 2008 to 2010, with no change in the volume of investments in future growth. From 2010 onwards these savings are expected to amount to €100 million p.a. In February 2008, Deutsche Börse Group had announced a cost target of €1,315 million for financial year 2008 based on the restructuring and efficiency program and ISE's first-time consolidation in the consolidated income statement. Total costs for 2008 amounted to €1,284.0 million, 3 percent lower than those in the previous year (2007: €1,323.5 million).

The return on shareholders' equity after taxes is another key performance indicator underlying Deutsche Börse Group's strategy. It represents the ratio of after-tax earnings to the average equity available to the Company in 2008. This ratio increased to 40.8 percent (2007: 39.4 percent), due to the significant growth in earnings.

In September 2007, Deutsche Börse Group resolved a revised financing concept for the acquisition of ISE with the aim of further improving the capital structure and resuming its share buy-back program. Debt securities and hybrid instruments totalling around €1.5 billion were issued in 2008 under this financing concept. The aim in targeting an interest cover ratio (ratio of EBITDA to interest expenses from financing activities) of at least 16 for Deutsche Börse Group and at least 25 for Clearstream, and complying with specific capital adequacy measures for Clearstream, is to maintain Clearstream's current "AA" rating. Further information on the financing structure is presented in the financial assets section (see page 96).

Economic environment

Last year was dominated by a number of developments with a lasting influence on the macroeconomic environment, the main ones are to be pointed out as follows:

- The crisis on the US real estate market which triggered a global financial crisis
- The loss of confidence in global financial systems and the resulting disruptions on the money, interbank and credit markets
- First signs of a significant downturn in the global economy
- Massive cash injections from several central banks combined with government financial rescue packages for troubled banks and corporations

It is currently estimated that real growth in GDP in the OECD countries fell to 1.4 percent in 2008 (2007: 2.7 percent). According to first estimates published by the World Bank in January 2009, the global economy grew 2.5 percent in 2008. International Monetary Fund estimates show 3.4 percent growth for the same period (2007: 3.7 and 5.2 percent respectively).

In the context of macroeconomic development, Deutsche Börse Group's business is mainly influenced by cyclical trends in Germany, the rest of Europe and the United States.

Economic growth in Germany slowed considerably in 2008 as exports dropped. According to estimates published in January 2009, the International Monetary Fund expects the German economy to have grown 1.3 percent in 2008 (2007: 2.5 percent) despite declining exports, mainly due to increased private consumption in the second half of the year.

The effects of the global economic crisis were also clearly felt at a European level. The euro zone economy had already a "technical recession", as defined by the European Commission, in the third quarter of 2008 after GDP shrank in two consecutive quarters. Current estimates show that the euro zone economies grew only 1.0 percent in 2008 as a whole, and thus much slower than in the previous year (2007: 2.6 percent). After increasing the key lending rates in the euro zone to 4.25 percent mid-year, the European Central Bank lowered them over a period of only three months to 2.50 percent at the end of 2008 because of the deteriorating economic climate in Europe. The initial decreases were followed by further reductions of 0.5 percentage points in each case to 2.00 percent in January 2009 and again to 1.50 percent in March 2009.

After a 2.0 percent rise in GDP in the United States in 2007, the country's economic performance is expected to have increased by only 1.1 percent in 2008 as a result of the financial crisis. In 2008 the US government and the Federal Reserve attempted to mitigate the crisis with fiscal and monetary policy measures such as the Troubled Asset Relief Program (TARP) to buy back troubled assets related to the subprime mortgage crisis. The Federal Reserve also cut the federal funds rate from 4.25 percent in early 2008 to between zero and 0.25 percent at the end of the year.

Development of trading activity on selected European cash markets

		2008 bn	Change 2008 vs. 2007 %
London Stock Exchange[1)2)]	£	2,951.0	–11
Deutsche Börse Group – Xetra[1)]	€	2,149.0	–12
Euronext[1)3)]	€	2,757.0	–20
Bolsas y Mercados Españoles[1)]	€	1,246.3	–26
Nasdaq OMX Nordic[4)]	€	1,317.5	–30
Borsa Italiana[1)2)]	€	993.7	–34

1) Trading volume in electronic trading (single-counted)
2) Part of the London Stock Exchange Group
3) Part of NYSE Euronext
4) Part of Nasdaq OMX
Source: Exchanges listed

The turmoil in the international financial markets has resulted in extremely mixed trading behavior of participants in the cash and derivatives markets and affected the structural business drivers in both a positive and a negative sense. Caution on the part of the participants meant that the trading volume on the cash market fell in the year under review despite some very high-volume weeks and months. The situation on the derivatives market was more diverse. While high fluctuation on the derivatives exchanges caused contract volumes for equity and equity index derivatives and US options to rise sharply in 2008, uncertainty as to the effect of the financial crisis and the reduction by trading participants of risk positions resulted in a decline in trading volumes for interest rate derivatives. Overall, the leading derivatives markets recorded slight growth in traded contracts.

Development of trading activity on selected derivatives markets

Traded contracts	2008 m	Change 2008 vs. 2007 %
NYSE Liffe[1)]	1,510.7	18
Deutsche Börse Group – Eurex	3,172.7	17
CME Group	3,287.0	4

1) Part of NYSE Euronext
Source: Exchanges listed

In post-trading the loss of confidence amongst financial institutions and the resulting credit crunch caused a strong increase in the collateralized lending services offered by Clearstream (collateral management). It had already become apparent before the financial crisis that the market accepted this offering and was therefore increasingly using it.

According to the Bank for International Settlements, the face value of bonds outstanding internationally on the bond markets – a figure relevant for Deutsche Börse Group's custody business – increased by 4 percent to €15.2 trillion between June 2007 and June 2008. In the same period, the face value of securities issued domestically fell by 2 percent. The reduced growth of internationally issued bonds and the decline in the face value of domestic securities year-on-year is primarily due to disruptions on the credit markets and the lack of confidence in the banking sector. The financial crisis caused the volume of newly issued domestic bonds to fall by 48 percent and that of international bonds to fall by 35 percent in the first six months of 2008 compared to the same period in 2007.

Development of bond markets

	2008 € trillions	Change %
Bonds outstanding[1]		
International	15.2	4
Domestic	30.7	-2
Net issue volume[2]		
International	0.9	-35
Domestic	0.6	-48

1) As of 30 June 2008, growth compared with 30 June 2007
2) First six months of 2008, growth compared with first six months 2007
Source: Bank for International Settlements, as of end of June 2008

Overview of business development

In 2008, Deutsche Börse Group achieved the best results in its history. The financial market environment, which was dominated by uncertainty, high volatility and therefore increased trading activity during the year, contributed to this positive outcome. As a result of the scalability of its business model, Deutsche Börse Group was able to report most of the additional sales revenue generated as additional earnings.

Sales revenue in the year under review went up by 12 percent to €2,455.1 million (2007: €2,185.2 million). The greatest contribution to this increase was made by International Securities Exchange Holdings, Inc. (ISE), which was fully consolidated for the first time and whose sales revenue amounted to €241.2 million in 2008.

Total costs, including ISE costs of €155.9 million, fell 3 percent to €1,284.0 million in the year under review (2007: €1,323.5 million). In the year under review the consolidation of ISE generated additional costs. 2007 included exceptional costs related to share-based payment arrangements and provisions for the restructuring and efficiency program.

In 2008, consolidated earnings again improved substantially year-on-year: EBITA reached a new record figure of €1,508.4 million (2007: €1,345.9 million), an increase of 12 percent. ISE's contribution to EBITA amounted to €100.6 million.

Deutsche Börse Group achieved a 13 percent growth in net income, which rose to €1,033.3 million (2007: €911.7 million). In addition to the substantially higher EBITA, the lower tax rate of 28.5 percent also had a positive effect on net income.

Earnings per share (basic) increased at an even greater rate, based on a weighted average of 190.5 million shares, by 15 percent to €5.42 (2007: €4.70 with an average of 194.1 million shares outstanding). The fact that the average number of shares outstanding after the share buy-backs was lower had a positive effect on earnings per share. At the same time, diluted earnings per share improved by 15 percent to €5.41 (2007: €4.70).

Key figures by quarter

	Q1		Q2		Q3		Q4	
	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m
Sales revenue	644.5	543.1	585.5	542.5	616.1	561.9	609.0	537.7
Total costs	316.1	313.3	297.0	311.9	311.2	274.5	359.7	423.8
EBITA	425.8	300.3	375.1	321.8	385.0	368.3	322.5	355.5
Net income for the period	304.2	192.3	249.4	210.7	257.3	238.2	222.4	270.5
Earnings per share (basic) (€)	1.58	0.98	1.30	1.09	1.35	1.23	1.19	1.40

Further information on this dilution is contained in note 41 to the consolidated financial statements.

Deutsche Börse Group's key performance figures

	2008 €m	2007 €m	Change %
Sales revenue	2,455.1	2,185.2	12
Total costs	1,284.0	1,323.5	–3
EBITA	1,508.4	1,345.9	12
Net income	1,033.3	911.7	13
Earnings per share (basic) (€)	5.42	4.70	15
Earnings per share (diluted) (€)	5.41	4.70	15

The first quarter in 2008 was the best in the reporting period in terms of sales revenue and earnings (see table on the page before).

Employees

As at 31 December 2008, Deutsche Börse Group had 3,395 employees (31 December 2007: 3,281). The increase resulted mainly from expanding Deutsche Börse Services s.r.o. and the build-up of Clearstream Operations Prague s.r.o. As part of its "near-shoring" initiative, the Group transferred operating activities of the Clearstream segment to the existing operations center in Prague. In addition, the restructuring and efficiency program led to minor organizational shifts between segments.

Employees by segment

	31 Dec. 2008	31 Dec. 2007
Xetra	177	167
Eurex	355	282
Clearstream	964	925
Market Data & Analytics	160	199
Information Technology	1,258	1,216
Corporate Services	481	492
Total Deutsche Börse Group	**3,395**	**3,281**

Deutsche Börse Group had an average of 3,339 salaried employees in 2008 (2007: 3,052), and an average of 3,115 full-time equivalent (FTE) employees (2007: 2,854).

301 employees left Deutsche Börse Group in the course of the year, a staff turnover rate of less than 9 percent. This is slightly higher than in previous years, mainly due to the staff measures taken under the efficiency and restructuring program. These were implemented amicably and in a socially responsible fashion.

Based on the average number of full-time equivalent employees in 2008, sales revenue per employee increased by 3 percent and amounted to €788 thousand (2007: €766 thousand). Staff costs per employee decreased by 32 percent to €135 thousand (2007: €198 thousand), largely due to lower costs related to the stock option plan for Executive Board members and senior executives of Deutsche Börse AG and its subsidiaries.

As at 31 December 2008, Deutsche Börse Group employ employed people at 16 locations worldwide. The key countries and regions are:

Employees per country/region

	31 Dec. 2008	%
Germany	1,623	47.8
Luxembourg	1,089	32.1
North America	280	8.2
Czech Republic	179	5.3
United Kingdom	108	3.2
Rest of Europe	87	2.6
Asia	25	0.7
Middle East	4	0.1
Total Deutsche Börse Group	**3,395**	

The average age of Deutsche Börse Group's employees at the end of the year under review was 39.4 years. The employee age structure as at 31 December 2008 was as follows:

Deutsche Börse Group employees' age structure


Under 30 years 12 %
Over 50 years 12 %
39 % 30 – 39 years
40 – 49 years 37 %

The average length of service at the end of the year under review was 9.3 years. The following table illustrates the length of service of the Group's employees as at 31 December 2008:

Employees' length of service

	31 Dec. 2008	%
Less than 5 years	1,078	31.7
5 to 15 years	1,737	51.2
More than 15 years	580	17.1
Total Deutsche Börse Group	3,395	

As at 31 December 2008, the percentage of graduates among Deutsche Börse Group's employees was 57.4 percent (2007: 55.4 percent). This figure is calculated on the basis of the number of employees holding a degree from a German university, university of applied technology, or professional academy, as well as employees who have completed studies abroad. In total, the Group invested an average of 3.0 days per employee in staff training.

Environmental protection
Deutsche Börse Group treats the environment with great care in all its activities as a matter of course. Deutsche Börse's normal business activities, which cover the entire value chain of a securities transaction, do not entail any direct environmental risk. The principles of sustainability are deeply rooted in the Company, which uses a wide range of measures to protect the environment as the basis of life and of commercial creativity. These measures mainly relate to the infrastructure of the office buildings in Eschborn, Frankfurt and Luxembourg, to the selection and monitoring of suppliers, and to motivating employees to act in an environmentally responsible manner in the workplace.

In Luxembourg, the Clearstream subgroup once again received a quality label for environmentally responsible waste management. The label is awarded by Luxembourg's Ministry for the Environment and the Chamber of Trades in recognition of companies that implement the waste management concept issued by the two Luxembourg's institutions in their day-to-day operations.

The Frankfurt headquarters to which Deutsche Börse AG moved in 2000, as well as the buildings for the Luxembourg subsidiary Clearstream International S.A. that opened in 2003, were all designed to take advantage of state-of-the-art energy-saving concepts. In the year under review, a further improvement in the Group's energy consumption was achieved by introducing the free-cooling system, which has already proven its worth in the Clearstream buildings, to the Frankfurt offices. Energy efficiency is improved by using outside air to cool offices and data centers in spring and autumn.

In the second half of 2008 Deutsche Börse Group presented its plans for the construction of the new Group headquarters in Eschborn. This project highlights the Group's commitment to environmental protection, and we plan to have the new building independently certified under the internationally recognized LEED system (Leadership in Energy and Environmental Design) developed by the U.S. Green Building Council, Washington D.C. It will be one of the first buildings in Germany to receive LEED certification and will meet the highest possible standards of sustainability, acting as an ecological role model. The building will also profit from the knowledge and data gained by the Company through its participation in the ÖKOPROFIT initiative (ecological project for integrated environmental technology).

Research and development activities
As a service provider, Deutsche Börse Group does not engage in research and development activities comparable comparable with those of manufacturing companies. This section of the report has therefore been omitted. The Group's product and services development activities are described in more detail in the report on expected developments.

Deutsche Börse shares

Despite record results in the year under review, Deutsche Börse Group was not immune to developments on the international capital markets: to a large extent, the share price of Deutsche Börse AG fell in line with the share price of other listed exchange operators around the world and decreased by 63 percent in the course of the year. After an intraday high of €134.66 on 2 January 2008 and a twelve-month intraday low of €43.40 on 28 October 2008, the share price closed at €50.80 on the last trading day of 2008 (2007: €135.75).

The Group's continued strong business performance in the past year, together with the stable market position assured by its diversified business model, again contributed to the sustained and widespread interest in Deutsche Börse AG shares among national and, to an even greater extent, international investors. The average volume of Deutsche Börse shares traded per day increased to 2.5 million, following 1.8 million in the previous year. The proportion of shareholders from outside Germany remains high at around 82 percent. The proportion of institutional investors also remains high: they held 97 percent of the Company's shares at the end of the year under review.

Results of operations, financial position and net assets

Results of operations
Deutsche Börse Group achieved a further improvement in its operating results in 2008. Sales revenue rose by 12 percent to €2,455.1 million (2007: €2,185.2 million). Excluding the ISE contribution, sales revenue rose to €2,213.9 million, a slight increase against the prior year. Great uncertainty prevailed on the market in the year under review because of the global financial crisis, and trading activity was therefore subject to considerable fluctuation throughout the year. Periods of extremely high trading volumes with new daily and monthly records on both the cash and the derivatives markets were followed by weeks in which the market participants exercised considerable caution. The Group's revenues from post-trade services in the Clearstream segment remained stable despite the difficult market environment, as the segment was able to acquire new business and thus offset the decline in the valuation of the equity markets and the reduced number of securities transactions.

Sales revenue by segment


€ millions
435.0
399.4
713.9
1,010.1
768.2
769.3
168.3
180.6
99.8
95.7
07 08
07 08
07 08
07 08
07 08
Xetra
Eurex
Clearstream
Market Data & Analytics
Information Technology

In addition to sales revenue, Deutsche Börse Group's total revenue includes net interest income from banking business, own expenses capitalized and other operating income. Net interest income increased 3 percent to €236.8 million in the period under review as a result of high average cash balances (2007: €230.8 million). Own expenses capitalized rose by 12 percent to €28.0 million in 2008 (2007: €25.1 million) due to the slight increase in development activities. Other operating income dropped from €223.4 million in 2007 to €66.7 million in the year under review. The drop is mainly due to income from the sale of land and buildings in Luxembourg in 2007. In the year under review no comparable exceptional income was generated.

The Group's strict cost management policy had a positive effect on total costs at Deutsche Börse Group, which fell 3 percent to €1,284.0 million in the year under review (2007: €1,323.5 million), including ISE costs of €155.9 million. In the reporting year, the consolidation of ISE resulted in additional costs, which in 2007 were generated by exceptional factors related to share-based payment arrangements and provisions for the restructuring and efficiency program. Volume-related costs in the Clearstream segment were higher than in the previous year, due mainly to the positive development of international business.

Cost overview

	2008 €m	2007 €m	Change %
Fee and commission expenses from banking business	177.8	161.6	10
Staff costs	421.4	566.2	-26
Depreciation, amortization and impairment losses (other than goodwill)	137.1	126.0	9
Other operating expenses	547.7	469.7	17
Total	1,284.0	1,323.5	-3

One of the main factors affecting costs is the cost of staff. This fell by a significant 26 percent to €421.4 million, a decline which is primarily due to the lower cost of share-based payments in 2008 and provisions in 2007 related to the restructuring and efficiency program. The increase in other operating expenses from €469.7 million to

€547.7 million is mainly due to the inclusion of ISE. The rise was mitigated by savings made under the restructuring and efficiency program.

Last year, Deutsche Börse's share price dropped 63 percent, thus underperforming the Dow Jones STOXX 600 Technology (Return) (EUR) benchmark index. As a result, the total cost of the stock option program and Stock Bonus Plan for the Executive Board and senior executives of Deutsche Börse AG and its subsidiaries declined substantially to €3.0 million (2007: €144.8 million).

Employee participation in the Group Share Plan fell to around 23 percent compared with the prior year. Expenses for the Group Share Plan amounted to €6.1 million in 2008 (2007: €12.0 million). Under this plan, employees bought around 94,100 shares at a discount of up to 40 percent on the issue price. In addition, the Company granted them two bonus shares for every ten shares subscribed.

Further details of the share-based payment arrangements are provided in note 46 to the consolidated financial statements.

EBITA and profitability by segment

	2008		2007	
	EBITA €m	EBITA margin %	EBITA €m	EBITA margin %
Xetra	219.4	55	250.1	57
Eurex	597.5	59	443.2	62
Clearstream	489.6	64	379.4	49
Market Data & Analytics	106.9	59	88.3	52
Information Technology	119.2	24[1]	100.2	20[1]
Corporate Services	–24.3	–	87.6	–
Reconciliation	0.1	–	–2.9	–
Total	1,508.4	61	1,345.9	62

1) EBITA / (internal + external sales revenue)

Deutsche Börse Group increased its EBITA (earnings before interest, taxes and goodwill impairment) by 12 percent year-on-year to €1,508.4 million (2007: €1,345.9 million). The EBITA margin was slightly lower at 61 percent (2007: 62 percent). A major contribution to this increase in earnings came from the Clearstream and Eurex segments. ISE's contribution to this increase amounted to €100.6 million. In 2007, EBITA was positively influenced by tax-exempt book gains of around €120 million on the sale of buildings in Luxembourg.

Xetra segment

The widespread uncertainty on the financial markets caused trading activity in the Xetra cash market to decrease in 2008 as compared to the previous year. Although the number of transactions increased by 28 percent year-on-year to €226.0 million, the trading volume (single-counted) fell 12 percent to €2.1 trillion.

The main reason for this divergence is the average transaction size, which dropped to €19.0 thousand in 2008 (2007: €27.7 thousand). This is primarily due to the increase in algorithmic trading and the lower market value of the securities. The development of business on Xetra is largely dependent on the trading activities of institutional investors and proprietary trading by professional market participants. Temporary uncertainty on the financial markets resulting from the deepening global financial crisis and sharp drops in the levels of the leading stock market indices over the year had an adverse effect on trading activity. Apart from these general economic factors, structural changes in trading had a positive influence on business. The increasing use of fully computerized trading strategies is particularly worthy of note here. The proportion of algorithmic trading rose again in the year under review, accounting on average for around 43 percent of the total Xetra trading volume (2007: 39 percent). The 10 largest trading participants accounted for 52 percent of the trading volume on Xetra, while the 20 largest accounted for 70 percent, showing no significant change against 2007. Measured in terms of the order book volume, the largest market participant continued to hold a market share of 7 percent.

Besides institutional investors, who trade primarily on the Xetra electronic trading system, private investors were particularly reluctant to place orders as a result of the general economic uncertainty and the strong decline in the leading stock market indices. In floor trading at the Frankfurt Stock Exchange, the trading platform mainly used by private investors, the trading volume (single-counted) fell 27 percent to €80.1 billion.

The pricing model for price-sensitive algorithmic trading on Xetra was adjusted with effect from 1 September 2008 to encourage an increase in this type of order. The minimum fee of €0.60 for orders executed in the Automated Trading Program (ATP) no longer applies, while the number of discount levels and the maximum discount rate were adjusted.

With the launch of Xetra Release 9.0 on 28 April 2008, trading in over 300,000 products offered by Scoach, the cooperation for structured products between Deutsche Börse AG and SIX Group AG, migrated from lead broker trading on the floor of the Frankfurt Stock Exchange to the fully electronic Xetra platform. The resulting improvement in accessibility for investors from across Europe allowed Scoach to up its market share by 10 percentage points to 38 percent. However, this increase was unable to offset the decrease in trading activity caused by the unfavourable market environment. Trading volumes fell by 14 percent year-on-year to €64.9 billion. Due to the structure of the cooperation, half of Scoach's profits go to SIX Group AG. This share is reported under the item "minority interests" in the consolidated income statement.

The XTF segment for exchange-traded index funds increased its trading volume by 13 percent in the year under review to €123.5 billion (2007: €108.9 billion). With the largest offering of all European exchanges, Deutsche Börse was able to maintain its position as leading market place in Europe for trading ETFs.

Cash market: Trading volume (single-counted)

	2008 €bn	2007 €bn	Change %
Xetra	2,149.0	2,443.0	–12
Floor[1]	80.1	109.5	–27
Scoach	64.9	75.6	–14

1) Excluding certificates and warrants, which are shown in the row for Scoach

All in all, Xetra segment sales revenue fell by 8 percent to €399.4 million (2007: €435.0 million). In addition to income from trading, the central counterparty for equities (CCP) operated by Eurex Clearing AG, income from cooperation agreements and listing fees also contributed to revenue. The sales revenue generated by the central counterparty is primarily dependent on the activity level on the Xetra trading system.

Income from cooperation agreements recognized in "other" sales revenue mainly stems from systems operation for the Irish Stock Exchange and the Vienna Stock Exchange. From mid 2008 Xetra also took over systems operation for the Bulgarian Stock Exchange. The listing fees also recognized in "other" sales revenue are generated from admission to trading and the listing of enterprises.

Breakdown of sales revenue in the Xetra segment


€ millions
435.0
399.4
Other[1]
Scoach
Floor trading
Central counterparty for equities
Xetra electronic trading system
2007
2008

1) Including income from listing and cooperation agreements

The 8 percent decrease in costs as against 2007 to €198.1 million (2007: €215.6 million) can mainly be attributed to the reduction in staff costs, lower depreciation and a decline in operating costs for the Xontro floor trading system.

Despite lower costs, the Xetra segment was unable to compensate fully for the decline in sales revenue in the year under review, and its profitability suffered as a result. EBITA in the Xetra segment was reduced by 12 percent year-on-year to €219.4 million (2007: €250.1 million), producing an EBITA margin of 55 percent (2007: 57 percent).

Eurex segment

The cooperation between Deutsche Börse AG and SIX Swiss Exchange AG was able to increase sales revenue by 41 percent to €1,010.1 million (2007: €713.9 million) through the consolidation of ISE. As in 2007, the main revenue drivers were equity index derivatives with a 45 percent share of total sales revenue.

Trading activities in the segment increased 17 percent year-on-year to 3,172.7 million contracts (2007: 2,704.3 million). European derivatives passed the two billion mark for the first time at 2,165.0 million contracts (2007: 1,899.9 million). Equity index derivatives made the largest contribution to this growth with a 36 percent increase in contract volumes in the year under review. The 10 largest European derivatives trading participants accounted for 32 percent of the contract volumes and the 20 largest accounted for 51 percent. This is a slight increase against 2007, where their share amounted to 30 and 49 percent respectively. Measured in terms of contracts traded, the largest market participant held a market share of 4 percent.

Contract volumes in the derivatives market

	2008 m contracts	2007 m contracts	Change %
Equity index derivatives	1,026.6	753.6	36
Equity derivatives	479.5	374.5	28
Interest rate derivatives	658.3	771.7	–15
US options	1,007.7	804.4	25
Total[1]	3,172.7	2,704.3	17

1) The total shown does not equal the sum of the individual figures, as it includes other traded derivatives such as ETF, dividend and emission derivatives.

Continuing uncertainty on the global capital markets and the correspondingly volatile index levels had a positive effect on trading volumes for equity and equity index derivatives as well as US options. At the same time, caution on the part of investors and the increased risk awareness of the banks resulted in lower trading activity with interest rate derivatives.

In addition to these external factors, the segment offers new trading options to market participants in the form of new products and services. A whole range of equity and equity index options, futures on individual equities and – in cooperation with the European Energy Exchange (EEX) – CO_2 futures were introduced in the year under review.

Segment costs were up 50 percent year-on-year and amounted to €509.3 million (2007: €338.6 million), mainly due to the consolidation of ISE.

All in all, the Eurex segment achieved a significant increase in EBITA of 35 percent to €597.5 million (2007: €443.2 million) as a result of the ISE consolidation. The corresponding EBITA margin amounted to 59 percent (2007: 62 percent).

Breakdown of sales revenue in the Eurex segment


€ millions
1,010.1
713.9
US options
Other[1]
European equity derivatives
European interest rate derivatives
450.0
European equity index derivatives
2007
2008

1) Including ISE sales revenue of €63.2 million (ISE stock exchange and market data business)

Clearstream segment

In 2008, the key influencing factors for Clearstream's business activities were the strong growth in the volumes outstanding in Global Securities Financing, a slight increase in custody volumes of international securities as well as a decrease in domestic and international settlement business. In the custody business, the overall average value of securities deposited with Clearstream, which is the parameter determining deposit fees, was up 1 percent to €10.6 trillion (2007: €10.5 trillion). Due to the lower valuations on the equity market, the average value of domestic securities deposited decreased by 4 percent to €5.5 trillion (2007: €5.7 trillion). This custody volume is mainly determined by the market value of shares, funds and structured products traded on the cash market. The average value of international securities deposited climbed by 7 percent to €5.1 trillion (2007: €4.8 trillion) due to gains in market share and the stronger US dollar in the second half of 2008.

In the settlement business, the number of settlement transactions went down by 7 percent in financial year 2008 to 114.3 million (2007: 123.1 million). Compared with 2007, settlement of OTC securities transactions in international and in domestic markets increased by 3 percent to 49.8 million transactions; for on-exchange transactions, Clearstream recorded a decrease of 14 percent to 64.5 million transactions. The negative overall development of settlement transactions is due to the market caution in trading securities in the course of the global financial crisis.

The strategically important Global Securities Financing business recorded an increase in the average volume outstanding in December 2008 of 25 percent to €434.1 billion (December 2007: €348.0 billion). Products offered include triparty repo, collateral management and securities lending.

Average daily cash balances rose year-on-year by 1 percent to €5,677 million (2007: €5,596 million). Net interest income from the banking business increased by 3 percent to €236.6 million (2007: €230.6 million) due to higher customer cash balances among other things. Thanks to interest hedges on the euro and the US dollar, the lower interest rates in 2008 had no significant impact on net interest income.

Clearstream segment: key indicators

	2008	2007	Change
Custody	**€bn**	**€bn**	**%**
Value of securities deposited (average value during the year)	10,637	10,504	1
International	5,128	4,783	7
Domestic	5,509	5,721	–4
Settlement	**m**	**m**	**%**
Securities transactions	114.3	123.1	–7
International	30.0	33.9	–12
Domestic	84.3	89.2	–5
Global Securities Financing	**€bn**	**€bn**	**%**
Average volume outstanding in December	434.1	348.0[1]	25
Average daily cash balances	**€m**	**€m**	**%**
Total	5,677	5,596	1
Euro	2,300	2,523	–9
US dollars	1,952	1,642	19
Other currencies	1,425	1,431	0

1) Figures differ from information shown in previous periods due to a new statistical reporting method.

Sales revenue in the Clearstream segment remained stable in the period under review at €769.3 million (2007: €768.2 million).

Clearstream recorded the strongest decline in costs within Deutsche Börse Group, reducing total cost by 17 percent to €534.7 million (2007: €641.8 million). This is mainly due to lower staff costs, lower depreciation and amortization as well as the effects of the restructuring and efficiency program.

EBITA rose by 29 percent to €489.6 million (2007: €379.4 million), while the EBITA margin, on sales without net interest income from the banking business, went up to 64 percent (2007: 49 percent).

Breakdown of sales revenue in the Clearstream segment

€ millions


768.2
769.3
Other[1]
Global Securities Financing
Settlement
459.1
Custody
2007
2008

1) Including Connectivity and Reporting

Market Data & Analytics segment

Sales revenue in the Market Data & Analytics segment continued to develop positively in 2008, rising by 7 percent to €180.6 million (2007: €168.3 million).

The segment generated 79 percent (2007: 77 percent) and therefore the majority of its sales revenue from the distribution of real-time data from the cash and derivatives markets operated by Deutsche Börse Group. In addition to growth in established markets and with existing customers, the initiatives to attract customers in new markets also had an impact on the segment's revenues. The growth was supported further by increases in sales of data packages, particularly higher-value products, as well as newly launched products and services.

The decline in other operating income in the Market Data & Analytics segment to €2.5 million (2007: €16.2 million) is mainly attributable to the sale of the holding in International Index Company Ltd. in 2007.

Savings in staff costs and a restructuring measure reduced costs in the segment by 15 percent to €100.7 million (2007: €117.8 million).

As a result the segment's EBITA rose by 21 percent to €106.9 million (2007: €88.3 million). The EBITA margin was significantly higher at 59 percent (2007: 52 percent).

The announcement of the acquisition of the US-based financial news agency Market News International (MNI) in December 2008 was not reflected in the segment's results as the deal was not finalized until the end of January 2009 after approval by the antitrust authorities.

Information Technology segment

External sales revenue in the Information Technology segment fell by 4 percent in the year under review to €95.7 million (2007: €99.8 million). This fall in revenue was primarily due to weaker floor trading activities.

Sales revenue generated from business with other Deutsche Börse Group segments also decreased slightly by 1 percent to €393.1 million due to a reduction in trading activities on the cash market (2007: €397.9 million).

As part of the Group's Technology Roadmap, the Information Technology segment continuously invested in the performance of network and systems last year in order to process higher volumes of trade quickly and in a secure fashion. Despite the consolidation of ISE, total costs in the segment fell by 7 percent to €386.8 million due to lower staff costs (2007: €415.2 million).

As a result, EBITA for the Information Technology segment improved by 19 percent in the year under review to €119.2 million (2007: €100.2 million).

Development of profitability

The Group's return on shareholders' equity increased to 40.8 percent in the year under review (2007: 39.4 percent), primarily due to higher earnings. The return on shareholders' equity represents the ratio of after-tax earnings to the average equity available to the Group in 2008.

The weighted average cost of capital (WACC) after taxes amounted to 7.2 percent in the year under review (2007: 6.5 percent). Deutsche Börse's cost of equity reflects the return on a risk-free alternative investment plus a premium for general market risk, and takes account of the specific risk of Deutsche Börse shares compared with the market as a whole, known as the beta. The cost of debt represents the terms on which Deutsche Börse AG was able to raise long-term debt finance.

Deutsche Börse's cost of capital

	2008 %	2007 %
Risk-free interest rate[1]	4.0	4.1
Market risk premium	6.1	4.8
Beta[2]	1.2	1.1
Cost of equity[3] (after tax)	11.2	9.3
Cost of debt[4] (before tax)	5.1	3.8
Tax shield[5]	1.5	1.4
Cost of debt (after tax)	3.6	2.5
Equity ratio[6] (annual average)	46.6	58.6
Debt ratio[7] (annual average)	53.4	41.4
WACC (before tax)	8.0	7.1
WACC (after tax)	7.2	6.5

1) Average return on ten-year German federal government bonds
2) Statistical measure of the sensitivity of the price of an individual share to changes in the entire market. A beta of 1.0 means that the performance of the share moves strictly parallel to the reference market as a whole. A beta above 1.0 denotes greater volatility than the overall market and a beta below 1.0 less volatility.
3) Risk-free interest rate + (market risk premium x beta)
4) Interest rate on short- and long-term corporate bonds issued by Deutsche Börse AG
5) Denotes and quantifies the reduction in tax paid that arises from the deductibility of interest payments on debt and is factored into the calculation of the cost of capital
6) 1 – debt ratio
7) (Total noncurrent liabilities + tax provisions + other current provisions + other bank loans and overdrafts + other current liabilities + trade payables + payables to associates + payables to other investors) / (total assets – financial instruments of Eurex Clearing AG – current liabilities from banking business – cash deposits by market participants); basis: average balance sheet items in the fiscal year

Deutsche Börse Group's profitability is also demonstrated by its return on capital employed (ROCE). This pre-tax figure measures the sustainable earnings generated from operating activities in relation to the capital employed in the business.

The difference between ROCE and the cost of capital is equal to the relative value added, which fell to 31.4 percent in the reporting period (2007: 44.1 percent). The significant change in the relative value added can be attributed for the most part to the acquisition of ISE at the end of 2007 and the corresponding increase in intangible assets. Absolute value added is calculated by multiplying this figure by capital employed. It rose by 5 percent to €1,227.7 million (2007: €1,173.7 million).

Return on capital employed (ROCE)

	2008 €m	2007[1] €m
EBITA	1,508.4	1,345.9
Intangible assets[2]	3,449.2	1,862.0
+ Equity investments[2]	123.1	75.1
+ Cumulative depreciation and goodwill impairment[2]	186.4	186.4
+ Trade receivables and other non-interest-bearing current assets[2]	1,854.2	1,549.2
– Non-interest-bearing provisions[2]	1,085.7	640.0
– Non-interest-bearing liabilities[2]	615.5	371.2
= Capital employed	**3,911.7**	**2,661.5**
ROCE: EBITA as % of capital employed	**38.6**	**50.6**
Relative value added (%)	**31.4**	**44.1**
Absolute value added (€m)	**1,227.7**	**1,173.7**

1) Adjustments due to the retrospective reduction of the tax rate applied in the course of the acquisition of ISE
2) Annual averages

Financial position

Cash flow

Deutsche Börse Group generated cash flow from operating activities of €1,278.9 million in 2008 (2007: €839.6 million). The basic operating cash flow per share amounted to €6.71 and the diluted operating cash flow per share to €6.70 (2007: diluted and basic operating cash flow per share €4.33).

The increase in the operating cash flow is attributable primarily to the following items:

- An increase in consolidated net income to €1,050.3 million (2007: €914.9 million)
- Cash inflow as at the balance sheet date of €265.3 million (2007: cash outflow of €266.5 million) resulting from a reduction in receivables and other assets due primarily to a significant decrease against the previous year in receivables from the CCP business as at balance sheet date
- Cash outflow of €100.3 million (2007: cash inflow of €192.3 million) due to the drop in current liabilities which mainly resulted from the decline of €111.3 million in provisions for the expiring stock option plan. This cash outflow was partially offset by an increase in the interest expense accrual under the financing of the ISE transaction, which rose to €32.8 million.
- Cash outflow of €47.5 million (2007: cash inflow of €16.0 million) on account of the decrease in noncurrent provisions for share-based payments
- Other non-cash expense of €3.3 million (2007: non-cash income of €117.7 million). Non-cash income in 2007 resulted primarily from one-time income of €120.6 million from the sale of buildings and investment property in Luxembourg, which was reported within cash flow from investing activities.

The negative cash flow from investing activities dropped to €939.6 million (2007: €1,753.2 million) mainly as a result of changes to the following items:

- The cash flow from investing activities for the 2007 financial year included cash outflow of €1,826.6 million for the purchase of ISE and cash inflow of €358.9 million from the sale of subsidiaries and the sale of buildings and investment property in Luxembourg. For the year under review, the cash flow from investing activities contains no cash outflow for the purchase of subsidiaries.
- Cash outflow of €391.2 million (2007: €149.0 million) from an increase in current receivables, securities and liabilities with an original term greater than three months within the banking business of Clearstream Banking S.A.

- Cash outflow of €344.0 million (2007: €124.8 million) to acquire noncurrent financial instruments from the banking business within Clearstream Banking S.A.
- Cash outflow of €122.3 million to acquire investments in associates, primarily investments in the US trading platform Direct Edge Holdings, LLC, European Energy Exchange AG and Link-Up Capital Markets, S.L.
- Cash outflow of €94.5 million (2007: €79.7 million) to acquire intangible assets and property, plant and equipment (CAPEX)
- Cash outflow of €24.6 million from the sale of ISE Stock Exchange to Direct Edge Holdings, LLC
- Cash inflow of €19.9 million from the sale of noncurrent financial instruments within the banking business of Clearstream Banking S.A.
- Cash inflow of €16.8 million from the termination of the joint venture between ISE and TSX and the resulting sale of ISE's shareholding
- Cash inflow of €0.3 million (2007: €17.4 million) from the disposal of other noncurrent assets. The majority of cash inflow in 2007 was generated through the sale of the shares in International Index Company Ltd.

Net cash outflows from financing activities amounted to €943.0 million (2007: inflow of €927.0 million). The negative cash flow from financing activities relates mainly to changes in the following items:

- Cash outflow of €1,941.7 million from repayment of the short-term financing of the ISE transaction and the repayment of short-term bonds of €600.0 million under Deutsche Börse AG's commercial paper program
- Cash inflow of €1,481.6 million from long-term financing to replace the short-term financing for the ISE transaction
- Cash inflow of €794.4 million from the issuance of short-term bonds under Deutsche Börse AG's commercial paper program
- Cash outflow of €403.0 million (2007: €329.8 million) due to dividend payments for the 2007 financial year and of €380.5 million (2007: €395.0 million) for the purchase of own shares
- Cash outflow of €500.0 million resulting from the repayment of the corporate bond issued in 2003
- As opposed to 2007, no cash inflow from minority shareholders was recorded during the year under review. Cash inflow from this position in 2007 amounted to €271.3 million and related to SIX Group AG's share in ISE financing.

As a result, cash and cash equivalents amounted to €448.2 million at the end of the year under review (2007: €1,040.2 million). Strong cash flows from operating activities ensure Group liquidity. Free cash flow, i.e. cash flows from operating activities less payments to acquire intangible assets and property, plant and equipment, was well above the previous year's level at €1,184.4 million (2007: €759.9 million). Due to the Group's positive cash flow, adequate credit lines and flexible management and planning systems, as in previous years the Company does not expect any liquidity bottlenecks to occur in financial year 2009.

Cash flow statement (condensed)

	2008 €m	2007 €m
Cash flows from operating activities	1,278.9	839.6
Cash flows from investing activities	–939.6	–1,753.2
Cash flows from financing activities	–943.0	927.0
Cash and cash equivalents as at 31 December	448.2	1,040.2

Operating leases

The Company uses off-balance sheet operating leases, primarily for the buildings used by Clearstream International S.A. in Luxembourg.

Dividends and share buy-backs

Under its capital management program, Deutsche Börse AG distributes funds not required for the Group's operating business and further development to its shareholders. The program takes into account capital requirements, which are derived from the Group's capital and liquidity needs from legal, regulatory, credit rating and economic capital perspectives. To ensure the continued success of the Clearstream segment, which is active in securities custody and settlement, the Company aims to retain Clearstream Banking S.A.'s strong "AA" credit rating. In addition, Deutsche Börse AG needs to maintain a strong credit profile for the benefit of its subsidiary Eurex Clearing AG.

Debt instruments of Deutsche Börse AG

Type	Issue volume	ISIN	Term	Maturity	Coupon p.a.	Listing
Fixed-rate bearer bond	€650m	XS0353963225	5 years	April 2013	5.00%	Luxembourg/Frankfurt
Series A bond	US$170m	Private placement	7 years	June 2015	5.52%	Unlisted
Series B bond	US$220m	Private placement	10 years	June 2018	5.86%	Unlisted
Series C bond	US$70m	Private placement	12 years	June 2020	5.96%	Unlisted
Hybrid bond	€550m	XS0369549570	30 years[1]	June 2038	7.50%[2]	Luxembourg/Frankfurt

1) Early termination right after 5 and 10 years and in each year thereafter
2) Until June 2013: fixed-rate 7.50 percent p.a.; from June 2013 to June 2018: fixed-rate mid swap + 285 basis points; from June 2018: variable interest rate (Euro Interbank rate offered for twelve-month Euro deposits (EURIBOR), plus an annual margin of 3.85 percent)

Customers expect their service providers to maintain conservative interest coverage and debt/equity ratios and thus maintain strong credit ratings. Deutsche Börse Group pursues the objective to maintain an interest coverage ratio (ratio of EBITDA to interest expenses from financing activities) of at least 16 at the Group level.

After returning around €2.1 billion to its shareholders in the form of share buy-backs and dividends from the launch of the program in 2005 to the end of 2007, Deutsche Börse Group paid a dividend for 2007 of €403.0 million and repurchased a further 6.2 million shares at a total price of €380.5 million in 2008. As at the balance sheet date of 31 December 2008, a total of €2.9 billion had been distributed to shareholders since the launch of the capital management program.

Of the some 38.7 million shares repurchased between 2005 and 2008, the Company cancelled a total of some 28.6 million shares. A further 0.9 million shares were acquired by employees under the terms of the Group Share Plan (see note 46 of the notes to the consolidated financial statements). As at 31 December 2008, the remaining approximately 9.2 million shares were held by the Company as treasury shares.

For 2008, Deutsche Börse AG will propose to the General Meeting that a dividend of €2.10 per share be paid for the last financial year (2007: €2.10). Based on this proposal, the distribution ratio is 38 percent of consolidated net income (2007: 51 percent, adjusted for exceptional income from a sale of buildings in Luxembourg). With 185.8 million shares outstanding currently carrying dividend rights, this would result in a total distribution of €390.2 million (2007: €403.0 million).

Financing of the acquisition of ISE

The bridge loan of €1.0 billion and US$0.7 billion raised in 2007 for the acquisition of ISE was replaced in full by long-term debt during the second and third quarters of 2008. Shortly after the acquisition of ISE in December 2007, Deutsche Börse Group repaid US$170 million of the bridge loan. The bridge loan was redeemed in full by mid-July 2008 largely through the issuance of long-term debt.

In April 2008, Deutsche Börse Group issued a senior benchmark bond in the amount of €500 million. This bond was increased by €150 million in June 2008. A further US$460 million was successfully issued in June 2008 as part of a private placement in the United States. Also in June 2008, Deutsche Börse AG issued hybrid capital in the amount of €550 million, placing the only corporate public European hybrid benchmark transaction in 2008. Thus, Deutsche Börse was able to successfully refinance its ISE acquisition at attractive terms in a difficult market environment.

Credit ratings

Deutsche Börse AG regularly has its creditworthiness reviewed by the rating agency Standard & Poor's, while Clearstream Banking S.A. is rated by Fitch and Standard & Poor's. Both rating agencies confirmed the existing credit ratings of the Group companies in the course of the financial year.

Ratings of Deutsche Börse AG

	Long-term	Short-term	Last published
Standard & Poor's	AA	A-1+	24 April 2008

Ratings of Clearstream Banking S.A.

	Long-term	Short-term	Last published
Fitch	AA	F1+	9 January 2009[1]
Standard & Poor's	AA	A-1+	7 April 2008

1) In the reporting year last published on 22 February 2008

Net assets

Deutsche Börse Group's noncurrent assets amounted to €4.544.9 million as at 31 December 2008 (2007: €4,164.0 million). Goodwill of €1,977.0 million (2007: €1,937.1 million) represented the largest part of these noncurrent assets, changes in which compared with 31 December 2007 were affected by the following key factors:

- An increase in noncurrent securities from banking business held by Deutsche Börse Group as financial assets to €756.3 million (2007: €514.9 million)
- An increase in investments in associates to €156.6 million (2007: €35.9 million), mainly due to the acquisition by ISE of a 31.5 percent holding in the US trading platform Direct Edge and the increase of Eurex Zürich AG's holding in the European Energy Exchange
- A decline in Deutsche Börse Group's investments in trading and settlement systems, which are capitalized as software and amortized over the expected useful life. As at 31 December 2008, the balance sheet showed software with a net carrying amount of €101.1 million (2007: €127.3 million).
- The loss in value of several minority interests of Deutsche Börse AG due to a decline in their market capitalization. This explains the reduction in other equity investments to €52.8 million (2007: €66.8 million). Further information on this item can be found in note 15 of the consolidated financial statements.

Noncurrent assets were offset by equity in the amount of €2,978.3 million (2007: €2,690.2 million) and noncurrent liabilities in the amount of € 2,213.7 million (2007: €740.5 million). Noncurrent liabilities mainly related to interest-bearing liabilities from the long-term financing of ISE of €1,512.9 million (2007: €1.2 million) and deferred tax of €600.6 million (2007: €595.1 million).

The change in current liabilities is explained by the following items:

- A fall in bank loans and overdrafts to zero (2007: €1,360.2 million) after the replacement of the bridge loan to finance the ISE acquisition with long-term financing
- A fall in current provisions to €83.5 million (2007: €205.0 million) due to lower provisions for share-based payment arrangements
- A fall in other current liabilities to €412.1 million (2007: €682.4 million) after the repayment of a corporate bond amounting to €500 million and the issuance of commercial paper beyond the balance sheet date

Overall, Deutsche Börse Group invested €94.5 million in intangible assets and property, plant and equipment in the year under review, 19 percent more than in the previous year (2007: €79.7 million). The investments were spread throughout all segments of Deutsche Börse Group.

Working capital

Working capital is current assets less current liabilities, excluding technical closing date balance sheet items. Current assets, excluding technical closing date items, amounted to €373.9 million. As Deutsche Börse Group collects fees for most of its services immediately after the end of the month, the trade receivables of €210.7 million included in the current assets as at 31 December 2008 (2007: €235.5 million) were relatively low when compared with the sales revenue. The current liabilities of the Group, excluding technical closing date items, amounted to €865.3 million. The Group therefore had negative working capital of €-491.4 million at the end of the year (2007: €-620.0 million). This decrease in the negative working capital is mainly due to lower receivables from CCP transactions offset by the reduction in other current provisions and other current liabilities.

Technical closing date balance sheet items

The balance sheet items "current receivables and securities from banking business" and "liabilities from banking business" are technical closing date items that were strongly correlated in the year under review, and fluctuated between approximately €8 billion and €12 billion (equal to 2007). These amounts mainly represent customer balances within Clearstream's international settlement business.

The balance sheet item "financial instruments of Eurex Clearing AG" relates to the function of Eurex Clearing AG: since the latter acts as the central counterparty for Deutsche Börse Group's various markets, its financial instruments are carried in the balance sheet at their fair value. The financial instruments of Eurex Clearing AG are described in detail in notes 3, 18 and 43 of the notes to the consolidated financial statements and in the risk report below. On the quarterly balance sheet dates in 2008, the total value of these financial instruments varied between €60 billion and €122 billion (2007: between €60 and €80 billion).

Market participants linked to Eurex Clearing provide collateral partly in the form of cash deposits, which are subject to daily adjustments. The cash deposits are generally invested on a secured basis overnight by Eurex Clearing AG and reported in the balance sheet under "restricted bank balances". The total value of cash deposits at the 2008 quarterly balance sheet dates varied between €2 billion and €11 billion in the year under review and was thus higher than in the previous year (2007: between €1 billion and €4 billion), as Eurex Clearing members had to increase the amount of collateral to be provided in the wake of the financial crisis.

Risk report

Risk management is a fundamental component of management and control within Deutsche Börse Group. Effective and efficient risk management is vital to protecting the Group's interests: it enables the Group to achieve its corporate goals and safeguards its continued existence. The Group has therefore established a Group-wide risk management concept comprising roles, processes and responsibilities applicable to all staff and organizational entities of Deutsche Börse Group. This concept is designed to ensure that emerging risks can be identified and dealt with appropriately at an early stage.

Risk management: Organization and methodology

The Executive Board is responsible for the management of all risks. Deutsche Börse Group's risk management organization is decentralized. The market areas are responsible for identifying risks and reporting them promptly to Group Risk Management, a central function unit with Group-wide responsibilities. Group Risk Management assesses all new and existing risks. It also reports on a monthly and, if necessary, on an ad hoc basis to the Executive Board. In addition, Group Risk Management regularly reports to the Finance and Audit Committee of Deutsche Börse AG's Supervisory Board. The Supervisory Board is informed in writing about the content of these reports. Risk control is performed in the market areas, i.e. in the areas where the risks occur.

In 2008, Deutsche Börse Group strengthened its risk management organization, for example by recruiting further employees to the central function unit Group Risk Management. Risk control in the Clearstream market areas was expanded by introducing "Operational Risk Representatives", who are responsible for identifying and controlling operational risks in their area.

The risk management system of Deutsche Börse Group, as stated in the Group Risk Management Policy, has the purpose of ensuring that all threats, causes of potential loss and disruptions are properly identified in good time, centrally recorded, assessed (i.e. quantified in financial terms as far as possible), reported to the Executive Board together with suitable recommendations, and controlled.

Deutsche Börse Group has developed its own corporate risk structure and distinguishes between operational, financial, business and project risks.

Internal Auditing ensures through independent audits that the risk control and risk management functions are adequate. The results of these audits are also fed into the risk management system.

Group-wide risk management instruments
Deutsche Börse Group devotes considerable attention to risk mitigation and ensures that appropriate measures are taken to avoid, reduce and transfer, or intentionally accept, risk.

Deutsche Börse Group has installed a standardized approach for measuring and reporting all operational, financial and business risks across its organization: the concept of "value at risk" (VaR). The purpose is to show the overall risk appetite, expressed in a comprehensive and easily understood way, and to facilitate the prioritization of risk management actions.

The VaR quantifies existing and potential risks. It denotes at the denoted confidence level the maximum cumulative loss Deutsche Börse Group could face if certain independent loss events materialized over a specific time horizon. Deutsche Börse Group's management VaR assumes a one-year time horizon and 99 percent confidence level.

Based on the example in the following chart, this means that there is a 99 percent probability that the cumulative loss within the next year will be below €2.5 million. Conversely, there is consequently a 1 percent probability of a loss incurred through one or more incidents within the next year which, in total, will be equal to or greater than the VaR calculated.

Example illustrating the risk distribution relating to a confidence level of 99 percent


Probability
VaR = €2.5 million at a confidence level of 99 %
99 % of all losses are less than €2.5 million
1 % of all losses are €2.5 million or more
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
Loss in €m

The calculation of the VaR is a three-step process:

1. Determination of the loss distribution for every individual risk identified: This is performed for each individual risk on the basis of historical data (such as market data, default, claim, or outage history) or risk scenarios. This distribution may be a lognormal distribution (often used for operational risk on account of processing errors) or a Bernoulli distribution (used e.g. for credit risk, where a counterparty either defaults or fulfills).

2. Simulation of losses using the Monte Carlo method: A Monte Carlo simulation is used to run multiple trials of all random loss distributions at the same time in order to achieve a stable VaR calculation. This produces a spread of possible total losses.

3. Calculation of VaR on the basis of the Monte Carlo simulation: To do this, the results of the Monte Carlo simulation are arranged in descending order by size. If there are e.g. 100 simulations and a 99 percent confidence level is required, the second biggest loss corresponds to the VaR estimate.

In order to determine whether Deutsche Börse Group can bear the risk of a possible loss, the VaR calculated is compared against the then current EBITA forecasts. As at 31 December 2008, the total VaR of the Group amounted to less than half of its 2008 EBITA. The VaR is further reduced when the risk mitigation provided by Deutsche Börse Group's customized insurance program is also considered.

Furthermore, the VaR is calculated at a confidence level of 99.9 percent to determine the Basel II regulatory capital requirements for the Clearstream subgroup companies.

In addition to the VaR calculations described above, the Group performs stress test calculations for credit risk with which it continuously reviews the risk-bearing capability of the Group and its subsidiaries.

Risk system of Deutsche Börse Group


Risk positions of the Group
Operational risks
Availability risk
Service deficiency
Damage to physical assets
Legal risks and risks associated with business practices
Financial risks
Credit risk
Market price risk
Liquidity risk
Regulatory requirements
Business risks
Macroeconomic risk
Sales risk
Cost risk
Risk from regulatory changes
Project risks
Impact on operations
Impact on financials
Impact on the business

Risk structuring and assessment
The following sections describe the relevant individual risks in more detail.

Operational risks

Operational risk encompasses all existing and newly arising risks in the context of the ongoing provision of services by Deutsche Börse Group. In terms of content, operational risk is defined as the risk of loss resulting from inadequate or defective systems and internal processes, from human or technical failure, from inadequate or defective external processes, from damage to physical assets as well as from legal risks and risks associated with business practices. For Deutsche Börse Group, the main operational risks are related to the disruption to the delivery of its core products. In particular, these include the Xetra and Eurex cash and derivatives market trading systems, as well as the CCP, CASCADE and Creation clearing and settlement systems.

Operational risks that Deutsche Börse Group does not wish to retain and that can be insured at a reasonable price are transferred by taking out insurance policies. All insurance policies are coordinated centrally, thereby ensuring that uniform insurance cover with a favorable risk/cost benefit ratio is in place for the entire Group. The policies of the insurance program that are relevant from a risk perspective are individually reviewed and approved by the Executive Board of Deutsche Börse Group.

(a) Availability risk:
Availability risk results from the fact that resources essential to Deutsche Börse Group's services offering could fail, thereby making it impossible to deliver services on time or at all. This risk constitutes the greatest operational risk for Deutsche Börse Group. Possible triggers include hardware and software failures, operator and security errors, and physical damage to the data centers.

For instance, it cannot be ruled out that, in the unlikely case of a lengthy outage of the Eurex trading system while the market is in an extremely volatile state, market participants might try to make claims against Deutsche Börse Group.

In particular, Deutsche Börse Group manages availability risk through intensive activities in the field of business continuity management (BCM). BCM encompasses all the processes that ensure business continues as normal, even if a crisis occurs, and therefore substantially reduces availability risk. It relates to arrangements for all the key resources (systems, space, staff, suppliers/service providers), including the redundant design of all critical IT systems and technical infrastructure, as well as backup workspaces located in each of the main operational centers available for employees in critical functions.

These BCM arrangements are regularly tested according to the three following dimensions (see also the chart below):

- Functional effectiveness: Validate that the arrangements are technically in working order
- Execution ability: Ensure that staff are familiar with and knowledgeable in the execution of the plans and procedures
- Recovery time: Confirm that the plans and procedures can be executed within the defined recovery time

Three dimensions of business continuity management


Crisis management
Incident/crisis management procedures
Emergency plans for the business level in case of
Space/staff unavailability
System/supplier unavailability
Functional effectiveness
Execution ability
Technical level
IT recovery procedures
Workspace evacuation/relocation plans (local/cross-border)
Systems
Data centers
Networks
Desktop
Space
Main and regional offices
Staff
Loss of many critical staff
Suppliers
Inability to deliver critical services
Recovery time

Service availability of Deutsche Börse Group's main products was again over 99.9 percent in 2008 and thus complied with the high standards specified for their reliability. No significant losses were incurred in the year under review.

(b) Service deficiency:
In contrast to availability risk, the occurrence of processing errors does not prevent Deutsche Börse Group from providing services to its customers. However, errors or omissions may occur that relate mainly to manual input. Despite all the automated systems and efforts aimed at delivering straight-through processing (STP), manual work is also required. As a result, Deutsche Börse Group remains exposed in certain business segments, e.g. in the custody business, to the risk of inadequate handling of customer instructions. In addition, manual intervention in market and system management is necessary in special cases.

In the year under review, sustained improvements were again made to reduce the potential risk of processing errors – either through a reduction in the amount of manual intervention necessary or through better protection. Losses occurring as a result of processing errors are more frequent than losses resulting from the non-availability of resources. No significant losses occurred as a result of processing errors in 2008.

(c) Damage to physical assets:
This category includes the risks due to accidents and natural hazards, as well as terrorism and sabotage. No significant losses occurred as a result of damage to physical assets in 2008.

(d) Legal risks and risks associated with business practices:
Legal risks include losses that could arise as a result of non- or inappropriate compliance with new or existing laws, losses from inadequate contract terms or from court decisions not adequately observed in customary business practice, as well as risks from fraud. Risks associated with business practices include losses resulting from money laundering, violations of competition regulations, or a breach of banking secrecy. Deutsche Börse Group has established a Group Compliance function that has the purpose of protecting the Group against any prejudice that may result from failure to comply with applicable laws, regulations and standards of good practice, with a particular focus on the following topics:

- Prevention of money laundering and terrorist financing
- Compliance with professional and banking secrecy
- Prevention of insider dealing
- Prevention of market manipulation
- Prevention of fraud
- Prevention of conflicts of interest and corruption
- Data protection

No material losses occurred as a result of legal risks or risks associated with business practices in the year under review.

Financial risks

Deutsche Börse Group is exposed to financial risks mainly in the form of credit risk in the companies within the Clearstream subgroup, Eurex Clearing AG and the treasury section. In addition, Group receivables are subject to credit risk. On a very small scale, there are also market price risks from cash investments and liquidity risks.

Exposure to the above risks is mitigated through the existence of effective control measures.

(a) Credit risk:
Credit risk consists of the risk that a counterparty will default and not be able to meet its liabilities against Deutsche Börse Group in full or at all.

The companies within the Clearstream subgroup extend loans to their customers or arrange securities lending transactions in order to increase the efficiency of securities transaction settlement. However, these lending operations cannot be compared with those of other credit institutions. Firstly, the loans are extended solely on a very short-term basis. Secondly, they are extended only for the purpose of increasing the efficiency of securities transaction settlement and are largely collateralized and granted to customers with very good credit ratings. Furthermore, credit lines granted can be revoked at any time.

The Clearstream subgroup is also exposed to credit risk arising from its strategic securities lending transactions (ASLplus). Only selected banks are approved as counterparties. All lending transactions are fully collateralized. Only selected bonds are permitted as collateral. The minimum rating permitted for these issues is AA– or A–1+ for issuers of short-term bonds without an issue rating.

The creditworthiness of potential customers is assessed before entering into a business relationship. The companies in the Clearstream subgroup establish customer-specific credit lines on the basis of both regular reviews of the customer's creditworthiness and ad hoc analyses as required.

Eurex Clearing AG clears transactions with its clearing members only, in accordance with its clearing conditions. Its clearing activities cover securities, rights, derivatives and emission allowances that are traded on Eurex Deutschland and Eurex Zürich AG ("Eurex exchanges"), Eurex Bonds GmbH, Eurex Repo GmbH, the Frankfurt Stock Exchange, the Irish Stock Exchange as well as the European Energy Exchange and where Eurex Clearing AG acts as the central counterparty for initiated transactions. In addition, Eurex Clearing AG may act as the central counterparty for OTC transactions in the aforementioned financial instruments if the respective transactions correspond in substance to the transactions in the aforementioned markets and if the clearing members choose to put such OTC trades into the clearing system.

In order to protect Eurex Clearing AG against the risk of the default of a clearing member, clearing members are required under the terms of the clearing conditions in the version dated 1 December 2008 to provide daily – and in addition intraday – collateral in the form of cash or securities (margins) in an amount stipulated by Eurex Clearing AG. The intraday profit or loss arising as a result of the price movement of underlying financial instruments is either settled between the counterparties in cash (variation margin) or deposited by the seller with Eurex Clearing AG as collateral due to the change in value of the position (premium margin). In the case of bonds, repo, or equities transactions, the margin is collected either from the buyer or the seller (current liquidating margin) – depending on the relationship between the purchase price and the current market price of the financial instruments. In addition to settling profits and losses, these measures are intended to protect against the risk of the maximum possible cost of closing out an account on the next business day, assuming the most unfavourable price movement possible (worst-case loss) for the positions held in the account (additional margin). Margin calculations are performed separately for clearing members' own accounts and the accounts of their customers.

The method of calculating the additional margin is known as risk-based margining and is essentially a VaR approach. First of all, the maximum cost of closure is calculated for each trading participant, each position account and each product individually. Opposite positions with the same risk profile are then offset against each other provided that they have been highly correlated over a significant period of time. The target confidence level for the additional margin is at least 99 percent.

In addition to providing margins, each clearing member must contribute to a clearing fund dependent on its individual risk. The fund provides collective protection against the financial consequences of the default or loss of a clearing member. Moreover, each clearing member must prove that it has at least as much liable capital as stipulated by Eurex Clearing AG depending on the risk of the clearing member. Regular stress tests ensure that the amounts of the margins and of the clearing fund are sufficient to cover the risk exposure.

If a clearing member does not fulfill its obligations to Eurex Clearing AG, its outstanding positions and transactions can be either be settled in cash or offset and closed by back-to-back transactions of corresponding risk. Any potential shortfall that might be incurred in connection with such a closure or cash settlement as well as associated costs would be covered first by the collateral provided by the relevant clearing member and subsequently by its contribution to the clearing fund. Any subsequently remaining shortfall would initially be covered by the retained earnings of Eurex Clearing AG and then by a proportionate claim on the contributions (including potential future contributions) made by all other clearing members to the clearing fund. Finally, any remaining deficit would be covered by comfort letters issued by Deutsche Börse AG and SIX Swiss Exchange AG. With these letters, Deutsche Börse AG and SIX Swiss Exchange AG have undertaken to provide Eurex Clearing AG with the funds required to cover the deficit exceeding the aforementioned lines of defense if a clearing member defaults. Deutsche Börse AG and SIX Swiss Exchange AG bear the obligation from the undertaking in the proportions of 85 percent and 15 percent respectively, and the obligation is limited to a maximum amount of €700 million.

Additional credit risks are associated with the Treasury section's cash investments. Deutsche Börse Group reduces this risk by spreading it across a number of counterparties with exclusively good credit ratings, defining investment limits for each counterparty, and making mostly short-term investments which are collateralized if possible. The Group establishes maximum investment limits on the basis of regular assessments of creditworthiness and ad hoc analyses as required.

(b) Market price risk:
Market price risks can arise in connection with cash investments or borrowing as a result of fluctuations in interest rates and foreign exchange rates as well as through corporate transactions. In 2008, these market price risks were largely hedged using swap transactions. These involve exchanging future payment flows which are uncertain as a result of market price risks for payment flows whose amount is guaranteed. Regular reviews ensure the effectiveness of these hedges. The Group is exposed to limited share price risks resulting from investment in an index-based exchange-traded fund and also from contractual trust arrangements (insolvency-proof fund assets related to Deutsche Börse Group's existing pension plans).

(c) Liquidity risk:
Deutsche Börse Group is exposed to liquidity risk in that it may lack sufficient liquidity to meet its daily payment obligations or incur increased refinancing costs in the event of liquidity bottlenecks. Daily and intraday liquidity is monitored by the Treasury section and managed with the help of a limit system. Extensive credit lines are available – as described in note 43 in the notes to the consolidated financial statements – to provide cover in extreme situations. In the reporting year, Deutsche Börse Group had sufficient liquidity to prevent liquidity bottlenecks.

(d) Regulatory requirements:
The Clearstream subgroup, Clearstream Banking S.A., Clearstream Banking AG, as well as Eurex Clearing AG must meet the equity and liquidity requirements specified by the national supervisory authorities. More information on this is provided in note 23 in the notes to the consolidated financial statements.

Business risks

The business risk reflects the relative sensitivity of the Group to the macroeconomic developments and its vulnerability to event risk arising from external threats. It is expressed in EBITA terms, reflecting both a potential decrease in top-line earnings and a potential increase in the structural cost base.

(a) Macroeconomic risk:
Deutsche Börse Group's financial performance is directly or indirectly subject to the evolution of a number of macroeconomic factors (e.g. interest rates, GDP growth, index value, index volatility). The resulting overall downside potential is relatively limited thanks to the effective diversification of Deutsche Börse Group's business model. However, it cannot be ruled out that financial performance in parts of the Group will develop negatively as a result of the current financial crisis and the associated expected deterioration of the macroeconomic environment.

(b) Revenue and cost risk and risk from regulatory evolution:
Deutsche Börse Group's financial performance could also be adversely affected by other external threats, e.g. changes in the competitive and business environment or the evolution of the regulatory environment. For each of the three major segments of the Group (Xetra, Eurex and Clearstream), scenarios are established based on the most significant risk events and quantitatively assessed. The respective departments of Deutsche Börse Group closely monitor the developments in order to take early mitigating actions.

One of the key aspects of the Group's core business is institutional liquidity, which generates the particular advantage of low transaction costs for the institutional trading of standardized investment instruments. In addition, the price discovery process is transparent for investors: orders are placed in an open order book, meaning that they are visible to all parties, and automatically executed. Because of Deutsche Börse's crucial unique selling proposition from a market perspective, the business risk of losing substantial institutional liquidity is comparably low. Deutsche Börse Group guarantees neutrality, i.e. independence from individual intermediaries, and efficient, transparent price discovery in its trading systems.

A commonality in the industry is the dependence on key accounts. In the Xetra, Eurex and Clearstream segments, a substantial proportion of sales revenue is generated by a few key accounts. However, the fact that the key accounts in the trading systems differ from those of Clearstream, the settlement and custody organization, leads to diversification and thus partly offsets the dependencies on specific key accounts at Group level.

ISE risk profile

Since the first quarter of 2008, ISE has been fully integrated into the risk management framework of Deutsche Börse Group. Compared with Deutsche Börse Group and its main businesses, ISE has a very low risk profile. This is due to its primarily transaction-based nature of business.

Project risks

Project risks can arise as a result of project implementation (launch of new products, processes or systems), which may have a significant impact on one of the three other risk categories (operational, financial and business risk). These risks are assessed by Group Risk Management as described in the above sections and are addressed in the early stages of major projects. None of the projects planned and implemented in 2008 triggered a change in the overall risk profile of Deutsche Börse Group. Risks connected with the delivery of projects, such as budget risk, quality/scope risk or deadline risk, are monitored locally in the subgroups and reported to the corresponding supervisory body.

Effects of the financial crisis

Despite the global financial crisis, Deutsche Börse Group's risk situation has not changed significantly.

Deutsche Börse AG had to write down fee receivables from Lehman Brothers International (Europe) for outstanding transaction charges in the amount of €2.4 million. Apart from this, no companies in Deutsche Börse Group are directly affected by the financial crisis, e.g. as a result of losses from investments in subprime securities. As a consequence of the bankruptcy of Lehman Brothers Holdings Inc., the clearing member Lehman Brothers

International (Europe) was placed under administration on 15 September 2008 in accordance with British law. Eurex Clearing AG successfully settled all positions involving Lehman Brothers International (Europe) in an orderly and timely manner. During this process, all risks were covered by sufficient collateral at all times.

As an additional measure, Eurex Clearing AG increased its equity by €60 million to €110 million primarily as a result of the exceptionally high volume of customer cash margin calls. The sufficiently high levels of equity at Clearstream Banking S.A., Luxembourg, and Clearstream Banking AG, Frankfurt, did not require any such measure.

The potential future effects to which the Group or one of its subsidiaries might be exposed are mitigated by preventive measures such as those described below:

(a) Counterparties of Deutsche Börse Group might default on their payments:
The Group may only invest cash with prime-rated counterparties with an excellent credit standing. In the second half of 2008, it was increasingly taking advantage of the opportunity to deposit financial means at central banks. The Clearstream subgroup has identified customers that could possibly be affected by the crisis and monitors them continuously. The companies in the Clearstream subgroup have cancelled unsecured credit lines for such customers. Credit limits were reduced considerably in connection with ASLplus transactions over the course of the year. As the central counterparty, Eurex Clearing AG is exposed to the credit risk of its clearing participants. High-risk clearing participants are monitored on an ongoing basis.

(b) Securities pledged in favour of Deutsche Börse Group could suffer a fall in price that surpasses the safety margins:
This could result in a loan being (partially) unsecured. The Group's cash investments are collateralized in a large majority of cases by papers issued by state issuers or agencies. The remaining repo transactions are collateralized with German mortgage bonds with a volume of over €500 million (so called "Jumbo-Pfandbriefe"). In the Clearstream subgroup, structured securities that are estimated to be too risky are excluded from use as collateral in the settlement business and securities lending transactions. In both areas, safety margins for bonds were increased and the security profile tightened.

Eurex Clearing AG's collateralization regulations only allow selected industry bonds denominated in euros or Swiss francs in addition to government bonds and issues from agencies. The safety margins of bonds were continuously adjusted to the market situation. Securities from issuers who were estimated to be too risky were excluded from collateral.

(c) The liquidity of Deutsche Börse Group or its subsidiaries could decline if certain forms of financing are not available or only available to a limited extent:
In contrast to conventional commercial banks, the Clearstream subgroup and Eurex Clearing AG have no significant need for financing in the normal course of business; instead, they have to invest their customers' cash deposits. Daily and intraday liquidity is monitored continually by the Treasury and Credit sections. Deutsche Börse Group has secured its need for financing in the medium and long term via capital market transactions and has only a limited need for money market financing.

The liquidity of Deutsche Börse Group and its subsidiaries was sufficient at all times throughout the year under review.

Regulatory environment
The Clearstream subgroup companies and Eurex Clearing AG fulfill the Basel II regulatory equity requirements. Having received regulatory approval from the Luxemburg regulating authority CSSF (Commission de Surveillance du Secteur Financier), the Clearstream subgroup companies have been using the Advanced Measurement Approach (AMA) since 1 January 2008 to calculate their capital requirements with regard to operational risks. Eurex Clearing AG uses the Basic Indicator Approach to calculate its capital requirements in relation to operational risks.

Currently, the regulatory environment is characterized to a great extent by the reform of legal framework conditions for the banking business in general and equity requirements, liquidity risk management and measures to create more efficient and more effective supervision in particular. This is, among other things, a consequence of the global financial market crisis but also in part a component of a routine examination of current regulations that had been previously set in motion.

Since the beginning of 2008, the EU has been working on an amendment to the bank and capital adequacy directive revised in 2006 at the implementation of the Basel II Accord. It focuses on aspects including the treatment of securitization transactions in equity mobilization, supervisory cooperation among banks active across national borders, large-loan regulations as well as a specification of liquidity risk management. The first two aspects have no or no significant impact on the Group while the proposed changes to large-loan regulations could have a considerable impact on business. The Group is intensively involved in the legislative process and was able to put forward into the current draft law recommendations for a treatment that appropriately considers its business model and securities processing in Europe in general.

In addition to the EU's current draft law, the Basel Committee has announced for 2009 the selective examination and adjustment of the Basel II Accord and has already published initial consultation papers. At present, these focus on the treatment of securitizations, of market price risks as well as certain trading book risks (incremental risk) in the context of equity capital requirements. The EU will implement the results of the Basel II Committee's final resolutions together with their own optimized regulation of the financial markets and the banking sector. This process is also being intensively followed by the Group. Unreasonable impact on the Group or its subsidiaries will be countered through active participation in the consultations as well as through presentations to policy makers on the potential negative consequences for the market as a whole and for the respective company in particular.

Finally, as a consequence of banks collapsing in the wake of the global financial market crisis, deposit insurance is now being modified. Compensation payments to investors affected are planned to be increased. The effect of these changes as well as the impact of current and potential future compensation cases on the relevant subsidiaries cannot be estimated at this time.

Summary

In 2008, Deutsche Börse Group identified all new risks that arose at an early stage and took appropriate measures to counter these risks. As a result of these measures, the risk profile of Deutsche Börse Group and its subsidiaries did not change significantly.

Outlook

Despite the ongoing financial crisis the Executive Board considers the risks for the Group to be limited and manageable. There is no reason to expect the Group's risk situation to change significantly.

Further enhancements to the risk management organization and systems are scheduled for 2009. For example, the Company plans to further develop the Group-wide stress tests in the area of credit risk.

Report on post-balance sheet date events

Thomas Eichelmann's Executive Board mandate and service contract are to end by mutual agreement upon conclusion of 30 April 2009.

Report on expected developments

The report on expected developments describes the expected development of Deutsche Börse Group in 2009 and 2010. It contains statements and information on events in the future based on the Company's expectations and assumptions at the time of publication of this report on expected developments. These expectations and assumptions are in turn subject to known and unknown risks and uncertainties. Numerous factors influence the success, the business strategy and the financial results of the Group. Many of these factors are outside the Company's control. Should one of the risks or uncertainties materialize or one of the assumptions made turn out to be incorrect, the actual development of the Group could deviate in either a positive or a negative way from the expectations and assumptions contained in the forward-looking statements and information in this report on expected developments.

Development of operating environment
After several years of continuous growth, the global economy is currently in a state of great uncertainty as a result of the global financial crisis. In the fourth quarter of 2008 the economic environment deteriorated yet further after the collapse or near-collapse of US and European financial institutions. Extensive measures on the part of central banks and governments throughout the world to support troubled companies at the end of 2008 were followed by further steps in the first weeks of 2009 to stabilize both the economy in general and specific banks and companies and to restore confidence in the financial markets. At the time the consolidated financial statements were prepared, discussions were being held in several countries regarding the establishment of institutions to take over and manage distressed banks ("bad banks"). The reason for this is an attempt to improve the financial institutions' risk situation, which continues to be difficult, and in so doing to stabilize the financial system.

In view of the last months' dramatic events, Deutsche Börse Group cannot predict just how far-reaching the global economic downturn will be and how long it will last. In their first forecasts for 2009, leading economic research institutes are predicting negative economic growth of around 2.0 percent in the euro zone and 2.5 percent in Germany. If the predicted contraction in the economy is worse than anticipated, Deutsche Börse Group believes that the financial markets may continue to be dominated by uncertainty and caution, and the prices for certain securities remain low. If additional financial institutions should collapse in the near future, Deutsche Börse Group is of the opinion that this could have a considerable effect on the stability of the global financial system and lead to a further deterioration in economic growth. The events of the preceding weeks and months have shown that if this should occur, the expectations and assumptions referred to in this report should be reviewed carefully.

Despite the change in the operating environment, Deutsche Börse Group has no plans in the forecast period for any material changes to its integrated business model with an emphasis on trading, clearing, processing and custody of securities and derivatives. Based on its successful business model, which covers the entire process chain for securities transactions and the most prominent investment classes, Deutsche Börse will continue to observe trends in the financial markets worldwide and leverage them for the development of its products and services. The Company's key strategic goal is to provide all customers with outstanding services. With its scalable electronic trading platforms, Deutsche Börse believes it is very well positioned to compete with other providers of trading and settlement services.

Development of results of operations
Based on the assumptions regarding the development of the operating environment and on flexible planning and control systems, Deutsche Börse considers itself well prepared to react to a changing market environment:

- After achieving savings of over €50 million in the year under review under the restructuring and efficiency program announced in September 2007, the Company plans to make additional cost savings of €25 million each year in 2009 and 2010 and annual savings of €100 million thereafter.
- Already in February 2009, the cost guidance for the current year was reduced to a maximum of last year's (2008) level, without factoring in any changes in volume-related costs and while retaining key growth initiatives.
- In June 2008, around half of the employees located in Frankfurt-Hausen moved to neighbouring Eschborn. This will reduce the tax rate for 2009 still further and thus improve after-tax earnings. The Company expects a group tax rate of around 27 percent for 2009. The plan is for the main part of the remaining staff in Frankfurt-Hausen to move to Eschborn in mid-2010. The Company therefore expects a group tax rate of between 25 and 27 percent from 2010. The concrete tax rate for 2010 will in particular depend on the exact time of the move.

Xetra segment

Sales revenue in the Xetra cash market segment will continue to depend on equity market trends, equity market volatility, and structural and cyclical changes relating to trading activity.

Structural changes in the equity market stem primarily from the increasing use of fully computerized trading strategies, known as algorithmic trading. The Company continues to expect a high proportion of algorithmic trading in Xetra trading volumes.

Volatility was at a very high level over a longer period from the third quarter of 2008. Continued high volatility could provide the Xetra segment with additional momentum for growth, as trading is particularly brisk during such market phases. However, the continued uncertainty and caution of market participants in the first two months of 2009 have overshadowed the positive effects of volatility, which is still high, and as a result the overall number of traded transactions has fallen sharply compared to last year. In addition, the lower index levels resulted in a strong decline in volumes traded in euro.

Despite the intact structural drivers, which in principle influence business development in a positive way, the Company does not expect a noticeable recovery on the cash market until stability and confidence have returned to the global financial markets.

The Company is not only developing its own cash markets but is also closely monitoring events as they occur in the competitive environment of the European cash markets. It considers itself well positioned to retain its status as market leader in the trade of German blue-chip shares and to offer its customers across the globe an attractive range of products and services for cash trading and equities clearing.

Eurex segment

Volume trends last year revealed that the general development of the financial markets has a less significant impact on the Eurex derivatives segment than it does on the cash market. The Company therefore continues to expect structural growth factors to have a strong influence on all product segments. The structural growth drivers are as follows:

- Traditional investment funds are increasingly including derivatives in their portfolio strategies as a result of the European legal and administrative framework (UCITS III).
- Due to the high significance of risk management, more and more OTC transactions are shifted to Eurex Clearing for settlement so that the counterparty risk can be eliminated through centralized clearing.
- Banks and investors are increasingly applying fully automated trading strategies (comparable to algorithmic trading on Xetra).

In addition, the US equity options exchange ISE, which belongs to Eurex, offers potential for growth through the cross-selling of existing products and the joint development of new products. Deutsche Börse and ISE are currently developing a new global electronic trading system which is scheduled to start operations at the beginning of 2011.

In the context of the ISE acquisition, intangible assets (net of related deferred tax liabilities) in the amount of €1,623.1 million, including goodwill in the amount of €862.2 million, were included in the consolidated balance sheet for 2007. In the event of a clearly negative business development at ISE – and an impairment test held in that connection – a need to write down the intangible assets and/or goodwill either fully or partially could arise. Despite the positive competitive position and growth perspectives of ISE, there is a higher risk of this being necessary in the forecast period due to great uncertainty as to further developments on the financial markets.

Clearstream segment

The Clearstream segment will continue to generate the majority of its sales revenue through the settlement and custody of international bonds. Deutsche Börse predicts that the volume of bonds issued internationally will continue to grow faster than that of fixed-income securities issued nationally.

The Company also expects the number of new issues to increase compared with last year, which would have a positive effect on Clearstream's business. In the wake of the financial crisis, a number of governments, including those of the United States and many European countries, put together financial rescue packages and will now issue bonds to finance the increase in government debt.

With regard to its customer structure, the Company continues to expect consolidation in the financial sector to persist and customers in Clearstream's domestic and international business to merge. These larger customers would receive larger rebates, which could lead to a decline in average fees. As Deutsche Börse faces especially intense competition in the areas of settlement and custody of international bonds, loss of market share and a consequent reduction in Clearstream's sales revenue could occur. For the forecast period, however, the Company does not expect any loss of market share.

As part of the Clearstream segment's upgraded product and service offering, the Company's plan for the forecast period is not only to implement the pan-European Link Up Markets initiative but also to extend its collateral management, liquidity and risk management services, while taking advantage of the synergies offered by Deutsche Börse Group, such as the clearing house operated by Eurex.

Deutsche Börse also expects net interest income from banking business to be significantly lower in the current financial year than in the year under review. The Company does not expect a sustained increase in income until short-term interest rates rise in the relevant markets. This assumption is based on the expectation that the relevant short-term interest rates in the main currencies, the euro and US dollar, will generally be at a historic low in 2009. In an effort to counter negative interest rate trends, part of the expected customer cash balances were hedged at higher interest rates than those valid at the time the consolidated financial statements were prepared.

Market Data & Analytics segment

Sales revenue in the Market Data & Analytics segment is largely dependent on the demand for market data in the financial sector. If this demand should fall off as a result of the financial crisis, there will be a delayed effect on the segment's sales revenue. Momentum for growth may, however, result throughout the segment from the intended extension of the product portfolio.

Development of pricing models

Deutsche Börse continues to anticipate sustained price pressure in some of its business areas, such as Xetra's electronic trading activities and the clearing business, during the forecast period. The Company's objective is to mitigate this price pressure by continually improving its products and services and offering selective incentives for price-elastic business. Despite reducing costs, Xetra and Eurex for example increased their system capacity significantly in the year under review. In addition, both segments offered price incentives for algorithmic trading and special clearing products in the cash market as well as for over-the-counter transactions in the derivatives market. When volumes are low, particularly in the cash market, the phased pricing model may cause a short-term increase in the average sales revenue per chargeable unit. In spite of this, it is to be expected that average sales revenue per chargeable unit will decline slightly over the long term in some areas.

Regulatory framework

Large parts of the existing regulatory framework are subject to political review as a result of the current financial market crisis at a national, a European and at a global level. It is to be expected that the regulatory reform of the financial markets will include alterations in the years to come that will also affect Deutsche Börse Group. The result cannot be predicted with any certainty at this time. On the whole, however, Deutsche Börse, with its regulated markets and its central counterparty, could be strengthened in its endeavour to ensure market transparency and integrity.

At the end of last year, a voluntary industry commitment to establish a central counterparty (CCP) for credit default swap (CDS) clearing came to nothing. At the time the consolidated financial statements were prepared the European Commission therefore sought to regulate the market for credit default swaps via legislation to extend the capital requirement rules for banks. Deutsche Börse considers the clearing of credit default swaps through a central European clearing house required by the regulatory activities as a means of extending its service portfolio and at the same time of stabilizing the market for credit derivatives previously traded over the counter. The aim of a central clearing service is to improve risk management and the capital efficiency of the parties involved and to minimize the existing counterparty risk. The targeted range of clearing services can only then positively affect Deutsche Börse's business when the relevant market participants actively use these services. At the time of the preparation of these consolidated financial statements, there have not yet been any clear commitments from key market participants on the use of clearing services for business transactions previously executed off-exchange.

Deutsche Börse does not expect TARGET2 Securities, the European Central Bank's securities settlement platform planned for the year 2013, to have an adverse effect on the result of operations in the forecast period.

Development of the Group's financial position

The Company expects operating cash flow to remain positive. As a result of the consolidation of ISE, Deutsche Börse now plans to invest slightly more than €100 million per year in intangible assets and property, plant and equipment in the forecast period as part of its cash flow from investing activities (2008: €94.5 million). These investments will serve primarily to develop new and enhance existing products and services in the Xetra, Eurex and Clearstream segments. This increase compared with previous years is mainly the result of the development of the Global Trading System together with ISE. In the long term, annual investment activities are planned to fall below the €100 million mark.

Under the capital management program, Deutsche Börse will react flexibly to a changing market environment in the forecast period. Deutsche Börse Group continues to pursue the objective to maintain an interest cover ratio (ratio of EBITDA to interest expenses on financing activities) of at least 16 at Group level. Both the planned dividend distribution ratio of 40 to 60 percent of consolidated net income for the year and any share buy-backs are subject to capital requirements, investment needs and general liquidity considerations.

Consolidated Income Statement

for the period 1 January to 31 December 2008

	Note	2008 €m	2007 €m
Sales revenue	4	2,455.1	2,185.2
Net interest income from banking business	5	236.8	230.8
Own expenses capitalized	6	28.0	25.1
Other operating income	7	66.7	223.4
		2,786.6	2,664.5
Fee and commission expenses from banking business		-177.8	-161.6
Staff costs	8	-421.4	-566.2
Depreciation, amortization and impairment losses (other than goodwill)	13, 14, 15	-137.1	-126.0
Other operating expenses	9	-547.7	-469.7
Result from equity investments	10	5.8	4.9
Earnings before interest, tax and goodwill impairment (EBITA)		1,508.4	1,345.9
Goodwill impairment	13	0	0
Earnings before interest and tax (EBIT)		1,508.4	1,345.9
Financial income	11	237.6	126.3
Financial expense	11	-277.1	-117.4
Earnings before tax (EBT)		1,468.9	1,354.8
Income tax expense	12	-418.6	-439.9
Net profit for the year		1,050.3	914.9
Minority interests		-17.0	-3.2
Net income[1)]		1,033.3	911.7
Earnings per share (basic) (€)	41	5.42	4.70
Earnings per share (diluted) (€)	41	5.41	4.70

1) Profit attributable to shareholders of the parent company

Consolidated Balance Sheet

as at 31 December 2008

Assets

	Note	2008 €m	2007 €m
NONCURRENT ASSETS			
Intangible assets	13		
Software		101.1	127.3
Goodwill		1,977.0	1,937.1[2]
Payments on account and construction in progress		17.5	8.8
Other intangible assets		1,350.9	1,326.8
		3,446.5	**3,400.0**
Property, plant and equipment	14		
Fixtures and fittings		29.9	21.5
Computer hardware, operating and office equipment		75.0	76.4
Payments on account and construction in progress		4.0	0.4
		108.9	**98.3**
Financial assets	15		
Investments in associates		156.6	35.9
Other equity investments		52.8	66.8
Receivables and securities from banking business		756.3	514.9
Other financial instruments		6.8	12.5
Other loans		0	0.1
		972.5	**630.2**
Other noncurrent assets	16	13.5	18.3
Deferred tax receivables	12	3.5	17.2
Total noncurrent assets		**4,544.9**	**4,164.0**
CURRENT ASSETS			
Receivables and other current assets			
Financial instruments of Eurex Clearing AG	18	121,684.3	60,424.0
Current receivables and securities from banking business	19	8,428.0	9,619.7
Trade receivables	20	210.7	235.5
Associate receivables		5.7	4.4
Receivables from other investors		1.0	1.4
Income tax receivables[1]		96.0	106.5[2]
Other current assets	21	60.5	301.9
		130,486.2	**70,693.4**
Restricted bank balances	22	10,364.7	4,221.7
Other cash and bank balances		482.8	547.6
Total current assets		**141,333.7**	**75,462.7**
Total assets		**145,878.6**	**79,626.7**

1) Thereof €18.3 million (2007: €17.4 million) with a remaining maturity of more than one year from corporation tax credits in accordance with section 37 (5) KStG (Körperschaftsteuergesetz, the German Corporation Tax Act)

2) Adjustments due to the retrospective reduction of the tax rate applied in the course of the acquisition of ISE (see also note 2)

Equity and liabilities

	Note	2008 €m	2007 €m
EQUITY	23		
Subscribed capital		195.0	200.0
Share premium		1,247.0	1,242.0
Treasury shares		–596.4	–589.8
Revaluation surplus		29.3	32.1
Accumulated profit		1,779.4	1,493.0
Shareholders' equity		**2,654.3**	**2,377.3**
Minority interests		324.0	312.9
Total equity		**2,978.3**	**2,690.2**
NONCURRENT LIABILITIES			
Provisions for pensions and other employee benefits	25	18.8	20.6
Other noncurrent provisions	26, 27	72.9	118.4
Deferred tax liabilities	12	600.6	595.1[2]
Interest-bearing liabilities	28	1,512.9	1.2
Other noncurrent liabilities		8.5	5.2
Total noncurrent liabilities		**2,213.7**	**740.5**
CURRENT LIABILITIES			
Tax provisions	26, 29	239.3	273.3
thereof income tax due: €230.9 million (2007: €266.7 million)			
Other current provisions	26, 30	83.5	205.0
Financial instruments of Eurex Clearing AG	18	121,684.3	60,424.0
Liabilities from banking business[1]	31	7,916.3	9,125.9
Other bank loans and overdrafts	40	0	1,360.2
Trade payables		112.3	97.7
Payables to associates		8.7	6.1
Payables to other investors		9.4	5.2
Cash deposits by market participants	32	10,220.7	4,016.2
Other current liabilities	33	412.1	682.4
Total current liabilities		**140,686.6**	**76,196.0**
Total liabilities		**142,900.3**	**76,936.5**
Total equity and liabilities		**145,878.6**	**79,626.7**

1) Thereof €278.0 million (2007: €95.1 million) liabilities to associates
2) Adjustments due to the retrospective reduction of the tax rate applied in the course of the acquisition of ISE (see also note 2)

Consolidated Cash Flow Statement

for the period 1 January to 31 December 2008

	Note	2008 €m	2007 €m
Net profit for the year		1,050.3	914.9
Depreciation, amortization and impairment losses	13, 14, 15	137.1	126.0
(Decrease)/increase in noncurrent provisions	37	-47.5	16.0
Deferred tax income	12	-29.5	-15.1
Other non-cash expense/(income)	37	3.3	-117.7
Changes in working capital, net of non-cash items:			
Decrease/(increase) in receivables and other assets	37	265.3	-266.5
(Decrease)/increase in current liabilities	37	-100.3	192.3
Increase/(decrease) in noncurrent liabilities		0.3	-1.1
Net gain on disposal of noncurrent assets		-0.1	-9.2
Cash flows from operating activities	37	**1,278.9**	**839.6**
Payments to acquire intangible assets and property, plant and equipment		-94.5	-79.7
Payments to acquire noncurrent financial instruments		-344.0	-124.8
Payments to acquire investments in associates		-122.3	-0.3
Payments to acquire subsidiaries, net of cash acquired		0	-1,826.6
Effects of the disposal of (shares in) subsidiaries, net of cash disposed		-24.6	358.9
Proceeds from the disposal of shares in associates		16.8	0
Net increase in current receivables, securities and liabilities from banking business with an original term greater than three months		-391.2	-149.0
Proceeds from disposals of available-for-sale noncurrent financial instruments		19.9	50.9
Proceeds from disposals of other noncurrent assets		0.3	17.4
Cash flows from investing activities	38	**-939.6**	**-1,753.2**
Purchase of treasury shares		-380.5	-395.0
Proceeds from sale of treasury shares		7.0	15.6
Net cash received from minority shareholders		0	271.3
Repayment of long-term financing		-500.0	0
Proceeds from long-term financing		1,481.6	0
Repayment of short-term financing		-1,941.7	0
Proceeds from short-term financing		794.4	1,365.4
Finance lease payments		-0.8	-0.5
Dividends paid		-403.0	-329.8
Cash flows from financing activities	39	**-943.0**	**927.0**
Net change in cash and cash equivalents		**-603.7**	**13.4**

	Note	2008 €m	2007 €m
Net change in cash and cash equivalents (brought forward)		**-603.7**	**13.4**
Effect of exchange rate differences[1]		11.7	0
Cash and cash equivalents as at beginning of period[2]		1,040.2	1,026.8
Cash and cash equivalents as at end of period[2]	40	**448.2**	**1,040.2**
Operating cash flow per share (basic) (€)		6.71	4.33
Operating cash flow per share (diluted) (€)		6.70	4.33
Interest income and other similar income		218.4	128.4
Dividends received[3]		11.7	9.7
Interest paid		-263.5	-117.3
Income tax paid		-474.4	-524.0

1) Primarily includes the exchange differences arising on translation of the ISE subgroup
2) Excluding cash deposits by market participants
3) Dividends received from investments in associates and other equity investments

Consolidated Statement of Changes in Equity

for the period 1 January to 31 December 2008

	Note	2008 €m	2007 €m
Subscribed capital			
Balance as at 1 January		200.0	102.0
Retirement of treasury shares		-5.0	-2.0
Capital increase from retained earnings		0	100.0
Balance as at 31 December		**195.0**	**200.0**
Share premium			
Balance as at 1 January		1,242.0	1,340.0
Retirement of treasury shares		5.0	2.0
Capital increase from retained earnings		0	-100.0
Balance as at 31 December		**1,247.0**	**1,242.0**
Treasury shares			
Balance as at 1 January		-589.8	-443.1
Purchase of treasury shares		-380.5	-395.0
Retirement of treasury shares		363.6	227.5
Sales within the Group Share Plan		10.3	20.8
Balance as at 31 December		**-596.4**	**-589.8**
Revaluation surplus	23		
Balance as at 1 January		32.1	12.9
Remeasurement of other financial instruments		-17.4	8.8
Remeasurement of cash flow hedges		6.1	5.6
Increase in share-based payments		11.0	4.6
Deferred taxes on remeasurement of financial instruments	12	-2.5	0.2
Balance as at 31 December		**29.3**	**32.1**
Accumulated profit	23		
Balance as at 1 January		1,493.0	1,251.6
Dividends paid	24	-403.0	-329.8
Net income		1,033.3	911.7
Exchange rate differences and other adjustments		40.5	-126.4
Retirement of treasury shares		-363.6	-227.5
Deferred taxes	12	-20.8	13.4
Balance as at 31 December		**1,779.4**	**1,493.0**
Shareholders' equity as at 31 December		**2,654.3**	**2,377.3**

	Note	2008 €m	2007 €m
Shareholders' equity (brought forward)		2,654.3	2,377.3
Minority interests			
Balance as at 1 January		312.9	19.9
Changes due to capital increases		-20.6	296.4
Changes due to share in net gain of subsidiaries for the period		17.0	3.2
Exchange rate differences		14.7	-6.6
Balance as at 31 December		324.0	312.9
Total equity as at 31 December		2,978.3	2,690.2

Statement of recognized income and expense for the period 1 January to 31 December 2008

	Note	2008 €m	2007 €m
Exchange rate differences	23	56.4	-44.8
Remeasurement of cash flow hedges		6.1	-81.3
Remeasurement of other financial instruments		-17.4	8.8
Deferred taxes	23	-23.3	13.6
Other comprehensive income/(expense)		21.8	-103.7
Net profit for the year reported in consolidated income statement		1,050.3	914.9
Total comprehensive income		1,072.1	811.2
thereof shareholders of parent company		1,040.4	814.6
thereof minority interests		31.7	-3.4

	Note	2008 €m	2007 €m
Shareholders' equity (brought forward)		2,654.3	2,377.3
Minority interests			
Balance as at 1 January		312.9	19.9
Changes due to capital increases		−20.6	296.4
Changes due to share in net gain of subsidiaries for the period		17.0	3.2
Exchange rate differences		14.7	−6.6
Balance as at 31 December		324.0	312.9
Total equity as at 31 December		2,978.3	2,690.2

Statement of recognized income and expense for the period 1 January to 31 December 2008

	Note	2008 €m	2007 €m
Exchange rate differences	23	56.4	−44.8
Remeasurement of cash flow hedges		6.1	−81.3
Remeasurement of other financial instruments		−17.4	8.8
Deferred taxes	23	−23.3	13.6
Other comprehensive income/(expense)		21.8	−103.7
Net profit for the year reported in consolidated income statement		1,050.3	914.9
Total comprehensive income		1,072.1	811.2
thereof shareholders of parent company		1,040.4	814.6
thereof minority interests		31.7	−3.4

Notes to the Consolidated Financial Statements Basis of Preparation

1. General principles

Deutsche Börse AG ("the Company") is incorporated as a German public limited company ("Aktiengesellschaft") and is domiciled in Germany. The Company's registered office is Neue Börsenstraße 1, 60487 Frankfurt/Main.

In accordance with section 315a of the Handelsgesetzbuch (HGB, the German Commercial Code) ("Consolidated Financial Statements in Accordance with International Accounting Standards"), the consolidated financial statements for the year ended 31 December 2008 have been prepared in compliance with the International Financial Reporting Standards (IFRSs) and the related interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union in accordance with Regulation No. 1606/2002 of the European Parliament and of the Council on the application of International Accounting Standards, as well as with full IFRSs.

In accordance with the requirements of the HGB, the annual financial report of the Group comprises the consolidated financial statements, the Group management report and the responsibility statement of the Executive Board. The disclosures required in accordance with HGB section 315a (1) have been made in the notes to the consolidated financial statements and the remuneration report (see corporate governance chapter, pages 66 to 72), which forms part of the Group management report. The consolidated financial statements are also based on the interpretations issued by the Rechnungslegungs Interpretations Committee (Accounting Interpretations Committee) of the Deutsches Rechnungslegungs Standards Committee e.V. (Accounting Standards Committee of Germany), to the extent that these do not contradict the standards and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the IASB.

Effects of new accounting standards

The interpretation of IFRIC 13 was applied prior to its effective date (see next page). In addition, the following standards and interpretations were applied for the first time in financial year 2008:

First-time application of accounting standards

Standard/Interpretation		Issued by IASB	Effective date	Endorsement[1]
IFRS 7, IAS 39	Amendments IAS 39 and IFRS 7: Reclassification of Financial Instruments	13 Oct. 2008	1 July 2008	16 Oct. 2008
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	5 July 2008	1 Jan. 2008	17 Dec. 2008

1) IFRSs adopted by the European Commission (endorsement process); date of publication

[illegible]

The amendments include the option to reclassify non-derivative financial instruments that were acquired principally for the purpose of sale or repurchase in the near term (i.e. are held for trading) out of the "financial assets at fair value through profit or loss" category and out of the "available-for-sale financial assets" category. This applies in particular to financial instruments that would have originally met the definition of loans and receivables if they had not been held for trading or designated as available for sale. This option has been available since 1 July 2008. Deutsche Börse Group has not exercised this option in either its interim financial statements as at 30 September 2008 or annual financial statements.

[illegible]

In essence, IFRIC 14 addresses the interaction between a minimum funding requirement at the balance sheet date and the requirements of IAS 19.58. The interpretation provides general guidance on how to determine the limit in IAS 19 on the amount of surplus that can be recognized as an asset. It also states how plan assets or liabilities may be affected when there is a statutory or contractual minimum funding requirement.

[illegible]

The interpretation was applied in 2007 prior to its effective date.

Early application of accounting standards

Following the issue of IFRSs and their adoption by the EU, the Company opted to apply the following interpretation prior to its effective date:

Early application of accounting standards

Standard/Interpretation		Issued by IASB	Effective date[1)]	Endorsement[2)]
IFRIC 13	Customer Loyalty Programmes	28 June 2007	1 July 2008	17 Dec. 2008

1) Application to the first period of a financial year beginning on or after this date. Earlier application is recommended.
2) IFRSs adopted by the European Commission (endorsement process); date of publication

[illegible]

IFRIC 13 addresses accounting for customer bonus programs. The sales revenue attributable to benefits (loyalty award credits) granted to customers is deferred as a liability until the customer redeems the award credits or the right to redeem them expires. The award credits are measured at absolute or relative fair value.

The early adoption of IFRIC 13 had no impact on Deutsche Börse Group's consolidated financial statements.

New accounting standards

The following standards and interpretations which Deutsche Börse Group did not adopt in 2008 prior to the effective date have been published by the IASB and partially adopted by the European Commission:

New accounting standards and their effects

Standard/Interpretation		Issued by IASB	Effective date[1]	Endorsement[2]	Expected effects
Diverse	Annual Improvement Project	22 May 2008	1 Jan. 2009[3]	24 Jan. 2009	no material effect
IFRS 2	Amendments to IFRS 2 "Share-based Payment: Vesting Conditions and Cancellations"	17 Jan. 2008	1 Jan. 2009	17 Dec. 2008	no material effect
IFRS 3	Amendments to IFRS 3 "Business Combinations"	10 Jan. 2008	1 July 2009	EFRAG opinion issued; endorsement expected for Q2/2009	no material effect
IFRS 7	Amendments to IFRS 7 "Improving Disclosures about Financial Instruments"	5 Mar. 2009	1 Jan. 2009	EFRAG statement expected for June/July 2009	additional notes disclosure
IFRS 8	Operating Segments	30 Nov. 2006	1 Jan. 2009	22 Nov. 2007	additional notes disclosure
IAS 1	Amendments to IAS 1 "Presentation of Financial Statements: A Revised Presentation"	6 Sep. 2007	1 Jan. 2009	18 Dec. 2008	no material effect
IAS 23	Amendments to IAS 23 "Borrowing Costs"	29 Mar. 2007	1 Jan. 2009	17 Dec. 2008	capitalization of borrowing costs
IAS 27	Amendments to IAS 27 "Consolidated and Separate Financial Statements"	10 Jan. 2008	1 July 2009	EFRAG opinion issued; endorsement expected for Q2/2009	no material effect
IAS 32, IAS 1	Amendments to IAS 32 and IAS 1 "Puttable Financial Instruments and Obligations Arising on Liquidation"	14 Feb. 2008	1 Jan. 2009	22 Jan. 2009	no material effect
IAS 39	Amendments to IAS 39 "Financial Instruments: Recognition and Measurement: Eligible Hedged Items"	31 July 2008	1 July 2009	EFRAG opinion issued; endorsement expected for Q2/2009	none
IAS 39, IFRS 7	Amendments to IAS 39 and IFRS 7 "Reclassification of Financial Assets: Effective Date and Transition"	27 Nov. 2008	1 July 2008	EFRAG opinion issued; endorsement expected for Q2/2009	none
IFRIC 9, IAS 39	Amendment IFRIC 9 and IAS 39 "Embedded Derivatives"	12 Mar. 2009	30 June 2009	EFRAG statement expected for June/July 2009	no material effect
IFRIC 12	Service Concession Arrangements	30 Nov. 2006	1 Jan. 2008	EFRAG opinion issued; endorsement expected for Q1/2009	none
IFRIC 15	Agreements for the Construction of Real Estate	3 July 2008	1 Jan. 2009	EFRAG opinion issued; endorsement expected for Q2/2009	none
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	3 July 2008	1 Oct. 2008	EFRAG opinion issued; endorsement expected for Q2/2009	none
IFRIC 17	Distributions of Non-cash Assets to Owners	27 Nov. 2008	1 July 2009	EFRAG statement expected for Q2/2009	none
IFRIC 18	Transfers of Assets from Customers	29 Jan. 2009	1 July 2009	EFRAG statement expected for Q2/2009	none

1) Application to the first period of a financial year beginning on or after this date. Earlier application is recommended.
2) IFRSs adopted by the European Commission (endorsement process); date of publication. The Technical Expert Group of the European Financial Reporting Advisory Group (EFRAG) advises the Accounting Regulatory Committee (ARC) as part of the endorsement process by the European Commission. The ARC decides on the endorsement of individual standards and is composed of representatives from the member states under the chairmanship of the European Commission.
3) The amendments to IFRS 5 are effective for periods beginning on or after 1 July 2009.

Changes resulting from the "Annual Improvement Project"

This collection of amendments to IFRSs is the outcome of the IASB's first annual improvements process project. The amendments relate to 20 standards and give rise to accounting changes for presentation, recognition, or measurement purposes as well as terminology or editorial changes with minimal effect on accounting.

Amendments to IFRS 2 "Share-based Payment: Vesting Conditions and Cancellations"

The amendments supplement IFRS 2 such that the rules on early cancellation apply regardless of whether the entity or another party cancels the share-based payment plan. The amendments also clarified that vesting conditions are exclusively service and performance conditions.

Amendments to IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements"

The IASB published the revised IAS 27 and IFRS 3 on 10 January 2008. These are the result of the second phase of the IASB's project on business combinations.

The amendments to IAS 27 relate primarily to accounting for non-controlling interests (currently referred to as "minority interests") and to the loss of control of subsidiaries. When measuring non-controlling interests, the amended IFRS 3 grants acquirers an option to measure the interest either at fair value (full goodwill method) or as the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The standard also requires the attribution of total comprehensive income to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Other significant changes relate to step acquisitions. If an entity gains control for the first time by acquiring additional interests, it must remeasure existing interests in profit or loss. If an entity's ownership interest in a subsidiary changes without the entity losing control of the subsidiary, the entity must recognize such changes directly in equity.

Amendments to IFRS 7 "Improving Disclosures about Financial Instruments"

The amendments will improve the disclosure requirements about fair value measurements and reinforce existing principles for disclosures about the liquidity risk associated with financial instruments. The amendments form part of the IASB's focused response to the financial crisis. They introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements.

IFRS 8 "Operating Segments"

IFRS 8 will replace IAS 14 "Segment Reporting" and converges segment reporting under IFRSs with Statement of Financial Accounting Standards (SFAS) 131 "Disclosures about Segments of an Enterprise and Related Information" (US GAAP) effective 1 January 2009. Under IFRS 8, the management approach must be used to report on the segments' economic situation. This approach provides that operating segments are only reportable if they represent components of an entity for which separate financial information is available that is reviewed regularly by the entity's chief operating decision maker to decide on resources to be allocated to this segment and assess its performance. This financial information should normally be provided on the basis of internal reports.

Amendments to IAS 1 "Presentation of Financial Statements: A Revised Presentation"

The IASB published the revised IAS 1 on 6 September 2007. The amendments to IAS 1 are the result of Phase A of the IASB's financial statement presentation project. The new standard will achieve an extensive level of convergence between IAS 1 and Financial Accounting Standards Board (FASB) Statement No. 130 "Reporting Comprehensive Income" (US GAAP). The significant changes will have an effect on both the presentation of comprehensive income and the presentation of certain disclosures in the consolidated financial statements, especially in relation to the presentation of changes in equity arising from transactions with owners in their capacity as owners.

Amendments to IAS 23 "Borrowing Costs"

The amendments require that borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the cost of the asset. The option of recognizing these borrowing costs immediately as an expense has been eliminated.

Amendments to IAS 32 and IAS 1 "Puttable Financial Instruments and Obligations Arising on Liquidation"

The amendments relate to entities that have issued financial instruments that are either puttable or impose an obligation on the entity to pay a pro rata share of net assets in the event of liquidation. Such instruments were previously presented as debt instruments; however, reflecting the amendments to IAS 32, they are now presented as equity instruments if they meet the established criteria.

Amendments to IAS 39 "Financial Instruments: Recognition and Measurement: Eligible Hedged Items"

The amendment clarifies how to apply hedge accounting when designating inflation risk as a hedged item as well as when designating a one-sided risk in a hedged item.

Amendments to IAS 39 and IFRS 7 "Reclassification of Financial Assets: Effective Date and Transition"

The amendments include the clarification of the effective date of the changes regarding the reclassification of financial instruments published on 13 October 2008 relating to IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures", according to which reclassifications made on or after 1 November 2008 take effect from the date when the reclassification was made and may not be applied retrospectively. Reclassifications made prior to 1 November 2008 could be applied retrospectively back to 1 July 2008 or a later date.

Amendments IFRIC 9 and IAS 39 "Embedded Derivatives"

The reclassification amendment to IAS 39 and IFRS 7 issued in October 2008 allows entities to reclassify particular financial instruments out of the "at fair value through profit or loss" category in specific circumstances. The amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the "fair value through profit or loss" category all embedded derivatives have to be assessed and, if necessary, accounted for separately in the financial statements.

IFRIC 12 "Service Concession Arrangements"
Service concession arrangements are arrangements whereby a government or another public sector institution grants contracts for the supply of public services – such as roads, airports, prisons, energy distribution, water supply and distribution facilities – to private operators. IFRIC 12 provides guidance on the application of existing IFRSs by the operator to these arrangements.

IFRIC 15 "Agreements for the Construction of Real Estate"
This interpretation applies to accounting for real estate sales where an agreement for the construction of real estate is entered into with the buyer before construction is complete or at the start of construction. IFRIC 15 defines criteria for determining whether the agreement is within the scope of IAS 11 "Construction Contracts" or IAS 18 "Revenue".

IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"
IFRIC 16 provides guidance on the reporting of hedges of a net investment in a foreign operation that arise in connection with IAS 21 "The Effects of Changes in Foreign Exchange Rates" and IAS 39 "Financial Instruments: Recognition and Measurement".

IFRIC 17 "Distributions of Non-cash Assets to Owners"
IFRIC 17 provides guidance on the accounting treatment if an entity distributes non-cash assets as dividends to owners.

IFRIC 18 "Transfers of Assets from Customers"
IFRIC 18 provides guidance on accounting for agreements in which an entity receives from a customer an item of property, plant and equipment and cash that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services.

Deutsche Börse Group does not expect the application of the new IFRSs, the revised IASs/IFRSs and the new interpretations to have any material impact on its consolidated financial statements.

2. Basis of consolidation

Deutsche Börse AG's equity interests in subsidiaries, associates and joint ventures as at 31 December 2008 included in the consolidated financial statements are presented in the following tables. Unless otherwise stated, the financial information is presented in accordance with the generally accepted accounting principles in the companies' countries of domicile.

Fully consolidated subsidiaries as at 31 December 2008:

Subsidiaries

Company	Domicile	Equity interest as at 31 Dec. 2008 direct (indirect) %
Avox Ltd.	UK	76.82
Clearstream International S.A.	Luxembourg	100.00
Clearstream Banking S.A.	Luxembourg	(100.00)
Clearstream Banking AG	Germany	(100.00)
Clearstream Services S.A.	Luxembourg	(100.00)
Clearstream Operations Prague s.r.o.	Czech Republic	(100.00)
Deutsche Börse Finance S.A.	Luxembourg	100.00
Deutsche Börse IT Holding GmbH i.L.	Germany	100.00
Deutsche Börse Systems AG	Germany	100.00
Deutsche Börse Systems Inc.	USA	(100.00)
Deutsche Börse Dienstleistungs AG	Germany	100.00
Deutsche Gesellschaft für Wertpapierabwicklung mbH	Germany	100.00
Eurex Zürich AG	Switzerland	50.00[2]
Eurex Frankfurt AG	Germany	(50.00)[2]
Eurex Bonds GmbH	Germany	(39.72)[3]
Eurex Clearing AG	Germany	(50.00)[2]
Eurex Repo GmbH	Germany	(50.00)[2]
Eurex Services GmbH	Germany	(50.00)[2]
U.S. Exchange Holdings, Inc.	USA	(50.00)[2]
International Securities Exchange Holdings, Inc.	USA	(50.00)[2]
ETC Acquisition Corp.	USA	(50.00)[2]
International Securities Exchange, LLC	USA	(50.00)[2]
ISE Ventures, LLC	USA	(50.00)[2]
Longitude LLC	USA	(50.00)[2]
Finnovation Financial Services GmbH	Germany	100.00
Finnovation S.A.	Luxembourg	100.00
Infobolsa S.A.	Spain	50.00
Difubolsa, Serviços de Difusão e Informaçao de Bolsa, S.A.	Portugal	(50.00)
Infobolsa Deutschland GmbH	Germany	(50.00)
Risk Transfer Re S.A.	Luxembourg	100.00
Scoach Holding S.A.	Luxembourg	50.01
Scoach Europa AG	Germany	(50.01)
Scoach Schweiz AG	Switzerland	(50.01)
Xlaunch GmbH	Germany	100.00
Deutsche Börse Services s.r.o.	Czech Republic	(100.00)

1) Before profit transfer or loss absorption
2) Beneficial interest in profit or loss: 85 percent
3) Beneficial interest in profit or loss: 67.52 percent

Currency	Ordinary share capital thousands	Equity thousands	Total assets thousands	Sales revenue 2008 thousands	Net profit/loss 2008 thousands	Initially consolidated
£	0	-171	1,862	3,660	136	2005
€	25,000	970,891	1,021,125	63,301	294,483	2002
€	57,808	344,036	9,069,435	602,902	260,520	2002
€	25,000	240,718	1,382,163	286,624	90,381	2002
€	30,000	49,345	74,515	186,223	6,490	2002
CZK	200	3,268	43,668	20,940	3,068	30 Apr. 2008
€	125	627	645	0	406	2003
€	0	0	0	0	-7	2002
€	2,000	2,415	200,171	313,467	111,974[1)]	1993
US$	400	3,032	3,345	11,713	609	2000
€	50	49	49	0	-1[1)]	21 June 2007
€	25	43	55	0	-11	2006
CHF	10,000	161,799	231,948	0	206	1998
€	6,000	1,953,836	2,004,128	0	71,281	1998
€	3,600	3,852	4,456	3,508	516	2001
€	5,113	111,478	10,469,665	0	1,351[1)]	1998
€	100	550	3,606	5,530	2,370[1)]	2001
€	25	1,182,469	1,182,849	0	66,880[1)]	1 Nov. 2007
US$	1,000	961,488	2,662,339	0	29,334	2003
US$	0	2,608,678	3,478,932	0	96,298	19 Dec. 2007
US$	0	841	841	888	887	19 Dec. 2007
US$	0	167,094	242,709	341,956	121,529	19 Dec. 2007
US$	0	1,824	1,824	0	15,132	19 Dec. 2007
US$	0	-1,445	91	0	-2,528	19 Dec. 2007
€	25	24	24	0	0	14 Mar. 2007
€	13,400	10,443	12,270	0	-2,957	26 Mar. 2008
€	331	12,477	14,427	9,244	1,200	2002
€	50	57	150	346	20	2002
€	100	1,090	1,137	625	509	2003
€	1,225	5,035	7,324	0	1,443	2004
€	100	14,215	14,243	0	2,396	1 Jan. 2007
€	140	10,287	24,144	30,810	608	1 Jan. 2007
CHF	100	21,390	25,390	39,855	14,195	1 Jan. 2007
€	25	738	750	0	-12	2006
CZK	200	47,913	107,300	220,776	32,675	2006

Changes to consolidated subsidiaries

	Germany	Foreign	Total
As at 1 January 2008	14	21	35
Additions	0	2	2
Disposals	0	-2	-2
As at 31 December 2008	14	21	35

During the course of the year, Deutsche Börse AG established Finnovation S.A., Luxembourg, as a subsidiary. In 2008, Clearstream International S.A. founded Clearstream Operations Prague s.r.o., a subsidiary domiciled in Prague, Czech Republic. Clearstream Services (UK) Ltd., London, United Kingdom, was deconsolidated in the year under review after its liquidation was completed.

ISE Stock Exchange, LLC was merged into Direct Edge Holdings, LLC at the end of 2008 giving Deutsche Börse Group an indirect shareholding in that company of 15.77 percent, which is accounted for as an associate.

The ISE subgroup was included in the consolidated financial statements for the first time as at 31 December 2007, since the effects on the net assets, financial position and results of operations of Deutsche Börse Group between the effective date of acquisition, 19 December 2007, and the end of the year were considered to be immaterial. The ISE subgroup's income statement was consolidated for the first time in the 2008 reporting period.

Since the acquisition of the ISE subgroup first took effect shortly before the 2007 balance sheet date, only its preliminary tax rate could be ascertained in 2007. The following table shows the subsequent final calculation of goodwill:

Goodwill from acquisition of ISE

	Final goodwill calculation 31 Dec. 2007 €m	Preliminary goodwill calculation 31 Dec. 2007 €m
Purchase price[1]	2,042.2	2,042.2
Cash acquired	-239.7	-239.7
Transaction costs	18.6	18.6
Total acquisition cost	**1,821.1**	**1,821.1**
Exchange license	-299.1	-299.1
Member relationships	-951.5	-951.5
Market data customer relationships	-54.4	-54.4
ISE trade name	-20.4	-20.4
Options, stock and Longitude technology	-19.7	-19.7
Other assets and liabilities	-198.0	-209.1
Deferred taxes	584.2	615.1
Goodwill	**862.2**	**882.0**

1) Purchase price in the amount of US$2,811.1 million, translated at a partially hedged exchange rate of 1.3765

The reduction in goodwill from €882.0 million to €862.2 million is the result of the retrospective reduction of ISE's tax rate from 45.3 percent to 43.0 percent and the associated decrease in both deferred tax liabilities on the assets identified during the acquisition and income tax receivables.

Deutsche Börse AG's direct equity interest in Eurex Zürich AG increased to 50.0 percent in 2008. As a consequence of the amendment of the Swiss Stock Corporation Act, the shares in Eurex Zürich AG held by the Executive Board members of Deutsche Börse AG and the members of the Board of Directors of Eurex Zürich AG were retransferred to Deutsche Börse AG. On the basis of the profit participation rights granted to Deutsche Börse AG, its actual beneficial interest in Eurex Zürich AG's profit or loss was 85 percent as in the previous year. Acquisition accounting is based on this figure.

With effect from 26 January 2009, Deutsche Börse AG acquired Market News International Inc. (MNI), New York, USA, for a purchase price of US$10.6 million. MNI will be included in the consolidated financial statements for the first time as a wholly owned subsidiary from 31 January 2009. Purchase price allocation was not completed at the date of initial consolidation.

Associates accounted for using the equity method as at 31 December 2008 in accordance with IAS 28:

Associates

Company	Domicile	Segment[1]	Equity interest as at 31 Dec. 2008 direct (indirect) %	Ordinary share capital € thous.	Assets[2] € thous.	Liabilities[2] € thous.	Sales revenue 2008[2] € thous.	Net profit/loss 2008[2] € thous.	Associate since
BrainTrade Gesellschaft für Börsensysteme mbH	Germany	Xetra	28.57[3]	1,400	5,125	3,206	24,788	461	1 Jan. 2007
BSP Regional Energy Exchange LLC	Slovenia	Eurex	(24.50)	1,500	957	128	36	-670	8 Apr. 2008
Deutsche Börse Commodities GmbH	Germany	Xetra	16.20	1,000	384,725	384,156	455	-275	27 Nov. 2007
Direct Edge Holdings, LLC	USA	Eurex	(15.77)	169,622[4][8]	197,368[4]	27,746[4]	392,340[4]	19,053[4]	29 Dec. 2008
European Energy Exchange AG[5]	Germany	Eurex	(17.37)	40,050	534,256	452,658	43,154	21,727	1999
FDS Finanz-Daten-Systeme Verwaltungs GmbH	Germany	Market Data & Analytics	(50.00)	26	41	5	0	1	1998
FDS Finanz-Daten-Systeme GmbH & Co. KG	Germany	Market Data & Analytics	50.00	19,451	2,415	12	0	-57	1998
Link-Up Capital Markets, S.L.	Spain	Clearstream	(18.18)	3	7,812	348	0	-239	2 Apr. 2008
STOXX Ltd.	Switzerland	Market Data & Analytics	33.33	1,000[6]	77,369[6]	19,959[6]	90,820[6]	49,893[6]	1997
The Clearing Corporation Inc.[5]	USA	Eurex	(6.31)	71,283[4][8]	123,746[4]	79,612[4]	762[4]	-2,790[4]	2004
The Options Clearing Corporation[7]	USA	Eurex	(10.00)	600[4]	4,730,365[4]	4,694,848[4]	117,377[4]	-864[4]	19 Dec. 2007
U.S. Futures Exchange LLC	USA	Eurex	(13.84)	-8,622[4][8]	6,772[4]	15,394[4]	1,335[4]	-25,506[4]	2006

1) For associates allocated to Eurex segment, the figures reported reflect 50 percent of the Eurex subgroup's equity interest. The beneficial interest in profit or loss amounts to 85 percent of the Eurex subgroup's equity interest.
2) Preliminary figures
3) Indirect beneficial interest: 14.28 percent
4) US$ thousands
5) Subgroup figures
6) CHF thousands
7) Figures as at 31 December 2007
8) Equity figures

During the course of the reporting period, Clearstream Banking AG acquired an 18.18 percent interest in the company Link-Up Capital Markets, S.L., Madrid, Spain. This entity was classified as an associate and accounted for using the equity method because Clearstream Services S.A. provides the IT infrastructure for Link-Up Capital Markets, S.L. Under IAS 28 this constitutes significant influence over the organization.

In addition, Eurex Frankfurt AG and the energy exchange Borzen organizator trga z električno energijo d.o.o. established BSP Regional Energy Exchange LLC, Ljubljana, Slovenia, in which Eurex Frankfurt AG holds a 49.0 percent interest. The joint venture agreement does not envisage a joint control. Thus, the company is classified as an associate under IAS 28 and accounted for using the equity method.

In 2008, the direct interest held by Eurex Zürich AG in European Energy Exchange AG was increased for the payment of a purchase price of €30.5 million from 23.22 percent to a total of 34.73 percent. The interest is still accounted for using the equity method. Since the investment is held via Eurex Zürich AG, the indirect interest amounts to 17.37 percent.

The Eurex subgroup's US activities on 31 December 2008 included an unchanged 12.62 percent interest in The Clearing Corporation Inc. (CCorp), held by U.S. Exchange Holdings, Inc., and an unchanged 27.71 percent interest in U.S. Futures Exchange LLC (USFE). Because the appointment of members of the board of directors gives rise to the ability to significantly influence its operating and financial policies, CCorp is included in the consolidated financial statements using the equity method in accordance with IAS 28.7. Both of these investments are held via Eurex Zürich AG, thereby reducing the indirect interest in these companies accordingly.

The Clearing Corporation Inc. was merged with ICE U.S. Trust Holding Company LP with effect from 6 March 2009. Since then U.S. Exchange Holdings Inc. has an interest of 6.3 percent in ICE U.S. Trust Holding Company LP.

International Securities Exchange Holdings, Inc. (ISE) acquired a 31.54 percent interest in Direct Edge Holdings, LLC in the fourth quarter of 2008. The purchase price of US$125.2 million included both a cash component and the contribution of shares of ISE Stock Exchange, LLC, which had previously been a fully consolidated subsidiary. The interest in Direct Edge Holdings, LLC is accounted for using the equity method.

The 47.96 percent interest of ISE Ventures, LLC in CDEX Inc., which had previously been recognized as an associate, was sold in the reporting year. Since the investment had been held via International Securities Exchange Holdings, Inc., the indirect interest was 23.98 percent. The gain from the termination of the joint venture was reported under other operating income.

3. Accounting policies

The consolidated financial statements have been prepared in euros. Unless stated otherwise, all amounts are shown in millions of euros (€m). The annual financial statements of subsidiaries included in the consolidated financial statements have been prepared on the basis of common Group-wide accounting principles based on IFRSs that are described in detail in this note. For reasons of materiality, the single-entity financial statements of associates were not adjusted to comply with uniform Group accounting policies.

Recognition of revenue and expenses

Trading, clearing and settlement fees are recognized immediately at the trade date and billed on a monthly basis. Custodian fees, as well as fees from the sale of information services and system operation services, are generally recognized ratably and billed on a monthly basis. Fees charged to trading participants in connection with International Securities Exchange, LLC's expenses for supervision by the U.S. Securities and Exchange Commission (SEC) are recognized at the settlement date.

International Securities Exchange, LLC earns market data revenue from the sale of trade and quote information on options through the Options Price Reporting Authority (the regulatory authority responsible for distributing market data revenues among the US options exchanges), from the sale of such information on equity transactions through another authority, the Consolidated Tape Authority, and from the Nasdaq UTP Plan that fulfills the same function for all transactions in Nasdaq-listed securities that are tradable on other exchanges. Pursuant to regulation by the SEC, US exchanges are required to be members of and report trade and quote information to these organizations. International Securities Exchange, LLC earns a portion of each association's income based on its share of eligible trades for option securities and eligible trades and quotes for equity securities.

As a rule, sales allowances are deducted from sales revenue. They are recognized as an expense to the extent that they exceed the associated sales revenue.

Risk Transfer Re S.A.'s premium income and acquisition costs from reinsurance contracts are recognized over the life of the contracts. The activities of this company are immaterial in the context of the consolidated financial statements of Deutsche Börse Group.

Interest income and expenses are recognized using the effective interest method over the financial instrument's term to maturity. Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity and the income can be measured reliably. Interest expenses are recognized as an expense in the period in which they are incurred. Interest income and expenses from banking business are netted in the consolidated income statement and disclosed separately in note 5. Dividends are recognized if the right to receive payment is based on legally assertable claims.

Government grants

A government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received. Government grants related to assets are presented as deferred income in the consolidated balance sheet and are recognized as income over the life of the depreciable asset. Grants related to income are deducted in reporting the expense which they are intended to compensate over the periods in which the latter occur. If the payment date for government grants falls after the expenses to be compensated have been incurred and it is probable that the conditions for receiving the grants will be met, they are recognized in profit or loss when the corresponding expenses are incurred.

Intangible assets
Research costs are expensed in the period in which they are incurred. Development costs are capitalized at cost, provided that they satisfy the recognition criteria set out in IAS 38. These development costs include direct labour costs, costs of purchased services (external consultants) and workplace costs, including proportionate overheads that can be directly attributed to the preparation of the respective asset for use, such as costs for the software development environment. Borrowing costs are not included in production costs. Capitalized development costs are generally amortized over the expected useful life of five years, starting on the date of first use. Intangible assets are derecognized on disposal or when no further economic benefits are expected to flow from the assets.

The amortization period for intangible assets with finite useful lives is reviewed at least at the end of each financial year. If the expected useful life of an asset differs from previous estimates, the amortization period is changed accordingly.

Purchased software is carried at cost and reduced by systematic amortization and, where necessary, impairment losses. Amortization is charged using the straight-line method over the expected useful life or at most until the right of use in question has expired.

Useful life of software

Assets	Amortization method	Amortization period
Standard software	straight-line	3 to 10 years
Purchased custom software	straight-line	4 to 6 years
Internally developed custom software	straight-line	5 years

Goodwill is recognized at cost and tested at least once a year for impairment.

The cost of the other intangible assets acquired in the course of the acquisition of the ISE subgroup corresponds to the fair value as at the acquisition date. Assets with a finite useful life are amortized. Amortization is recognized using the straight-line method over the expected useful life.

Useful life of other intangible assets arising out of the acquisition of ISE

Assets	Amortization method	Amortization period
Exchange license	n.a.	n.a.
Member relationships	straight-line	30 years
Market data customer relationships	straight-line	30 years
ISE trade name	straight-line	10 years

As the exchange license does not have a finite term and ISE expects to retain the license as part of its overall business strategy, the useful life of this asset is estimated as indefinite. A review is performed in each reporting period to determine whether the events and circumstances still justify estimating the useful life of the license as indefinite.

The exchange license and the trade name do not generate cash inflows that are largely independent from those of ISE's other assets. Therefore, they are allocated to ISE as a cash-generating unit.

Property, plant and equipment

Property, plant and equipment is carried at cost and reduced by depreciation for wear and tear. The cost of an item of property, plant and equipment comprises all costs directly attributable to the production process, as well as an appropriate proportion of production overheads. Financing costs are not recognized.

Useful life of property, plant and equipment

Assets	Depreciation method	Depreciation period
Computer hardware	straight-line	3 to 5 years
Office equipment	straight-line	5 to 25 years
Improvements to leasehold and own property	straight-line	based on lease term or 10 years for own property

Investments in moveable items of property, plant and equipment made during a month are depreciated from the first day of this month.

Purchased low-value assets are written off in accordance with the applicable tax provisions. Repair and maintenance costs are expensed as incurred. If it is probable that the future economic benefits associated with an item of property, plant and equipment will flow to the Group and the cost of the respective asset can be reliably determined, expenditure subsequent to acquisition is added to the carrying amount of the asset as incurred. The carrying amounts of the parts of the asset that have been replaced are derecognized.

Provided that the criteria for classification as a finance lease have been satisfied, leased property, plant and equipment is recognized in accordance with IAS 17 and depreciated, and a corresponding finance lease liability is recognized. Gains from sale and leaseback transactions are immediately recognized in income under "other operating income" as at the date of the transaction if such transactions were at fair value and the lease agreements entered into in the course of the transaction resulted in operating leases.

Financial assets and investment property
Financial assets and investment property are initially measured at fair value; in the case of a financial asset that is not measured at fair value through profit or loss, this includes transaction costs. Subsequent to initial recognition, the measurement depends on the type of instrument as described below.

Investments in associates consist of investments in joint ventures and other associates. Joint ventures and other associates are generally accounted for using the equity method in accordance with IAS 31.38 or IAS 28.13. Joint ventures and other associates that are insignificant for the presentation of a true and fair view in the consolidated financial statements are not accounted for using the equity method, but are carried at cost.

For disclosures on other equity investments and current receivables and securities from banking business, see the "Financial instruments" section.

Other noncurrent financial instruments are classified as available-for-sale financial assets and carried at their fair values in accordance with IAS 39, based on market prices. Discounted cash flow methods are applied where a current market price is not available. Discount rates used are based on market interest rates for financial instruments having substantially the same terms and characteristics.

In accordance with IAS 40, Deutsche Börse Group has chosen the cost model to measure its investment property. As at 31 December 2006, the investment property item related to two buildings leased to third parties, except for a minor part of one building. These buildings were sold during financial year 2007. The gain on the disposal was reported under other operating income.

Impairment testing
In accordance with IAS 36, noncurrent assets are tested for impairment. At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. In this case, the carrying amount is compared with the recoverable amount (the higher of value in use and fair value less costs to sell) to determine the amount of any potential impairment. The value in use is estimated on the basis of the discounted estimated future cash flows from continuing use of the asset and from its ultimate disposal, before taxes. For this purpose, discount rates are estimated based on the prevailing pre-tax weighted average cost of capital adjusted for the specific risks for the asset.

Irrespective of any indications of impairment, intangible assets with indefinite useful lives and intangible assets not yet available for use must be tested for impairment annually. If the estimated recoverable amount is lower than the carrying amount, an impairment loss is recognized, and the net book value of the asset is reduced to its estimated recoverable amount.

Goodwill is allocated to identifiable groups of assets (cash-generating units) or groups of cash-generating units that create synergies from the respective acquisition. This corresponds to the lowest level at which Deutsche Börse Group monitors goodwill. An impairment loss is recognized if the carrying amount of the cash-generating unit to which goodwill is allocated (including the carrying amount of this goodwill) is higher than the recoverable amount of this groups of assets. The impairment loss is first allocated to the goodwill, then to the other assets in proportion to their carrying amounts.

A review is conducted at every balance sheet date to see whether there is any indication that an impairment loss recognized on noncurrent assets (excluding goodwill) in the previous period no longer applies. If this is the case, the carrying amount of the asset is increased up to the recoverable amount and the difference is recognized in profit or loss. Reversals for goodwill are not permitted.

Financial instruments

Recognition of financial assets and liabilities

Financial assets and liabilities are recognized when a Group company becomes a party to the contractual provisions of the instrument.

With the exception of receivables and liabilities from banking business and the financial instruments of Eurex Clearing AG, all financial assets and liabilities are recognized at the trade date. For details on the receivables and liabilities from banking business and the financial instruments of Eurex Clearing AG see below.

Derecognition of financial assets and liabilities

Financial assets are derecognized when the contractual rights to the cash flows expire or when substantially all the risks and rewards of ownership of the financial assets are transferred. Financial liabilities are derecognized when the obligations specified in the contracts are discharged, cancelled or have expired.

Clearstream Banking S.A. acts as principal in securities borrowing and lending transactions in the context of the ASLplus securities lending system. Legally, it operates between the lender and the borrower without being an economic contracting partner (transitory items). In these transactions, the securities borrowed and lent match each other. Consequently these transactions are not recognized in the consolidated balance sheet.

Netting of financial assets and liabilities

Financial assets and liabilities are offset and only the net amount is presented in the consolidated balance sheet when a Group company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of financial assets
Financial assets that are not measured at fair value through profit or loss are tested at each balance sheet date to establish whether there is any indication of impairment.

The amount of an impairment loss for a financial asset measured at amortized cost is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. A subsequent reversal is recognized at a maximum at the carrying amount that would have resulted if no impairment loss had been recognized.

The amount of an impairment loss for a financial asset measured at cost is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at a current market interest rate. Subsequent reversal is not permitted.

In the case of available-for-sale financial assets, the impairment loss is calculated as the difference between cost and fair value. Any reduction in fair value already recognized in equity is reclassified to profit or loss. A subsequent reversal may only be recognized for debt instruments if the reason for the original impairment loss no longer applies.

Other equity investments
Other equity investments are equity interests of less than 20 percent that are designed to establish a permanent relationship with the company concerned and where no significant influence based on the criteria set out in IAS 28.7 exists. In accordance with IAS 39.46, such financial assets are measured at their fair values, based on observable current market prices. Unrealized gains and losses are recognized directly in equity in the revaluation surplus. Where a current market price is unavailable and alternative valuation methods are inappropriate, such investments are carried at cost subject to an impairment review. Other investments for which no active market exists are measured on the basis of current comparable market transactions. Realized gains and losses are recognized under financial income or financial expense.

Receivables, securities and liabilities from banking business
The financial instruments contained in the receivables and securities from banking business as well as in the liabilities from banking business are accounted for in accordance with IAS 39, which states that the entire portfolio of financial assets and liabilities must be classified into four categories and measured in accordance with this classification:

"Financial assets at fair value through profit and loss" are recognized at the trade date. This category includes currency swaps and forward foreign exchange transactions not classified as hedging instruments under IAS 39. Fair value of these derivatives is calculated based on observable current market rates. Realized and unrealized gains and losses are immediately recognized in the consolidated income statement as other operating income and other operating expenses. As in the previous year, Deutsche Börse Group did not exercise the option to designate financial assets or liabilities as at fair value through profit or loss on initial recognition in the reporting period.

"Loans and receivables" are recognized at the settlement date. This category includes loans created by providing funds to a debtor. It also includes reverse repurchase agreements, i.e. securities purchase agreements under which essentially identical securities will be resold at a certain date in the future at an agreed price. Such agreements are treated as secured fixed-term deposits. The amounts paid are reported as loans to other banks and customers. Loans and receivables are carried at amortized cost, less any write-downs for impairment. Premiums and discounts are included in the amortized cost of the instrument concerned and are amortized using the effective interest method; they are contained in "net interest income from banking business".

"Available-for-sale financial assets" comprise current and noncurrent financial assets.

Current available-for-sale financial assets (financial assets other than at fair value through profit and loss or loans and receivables) are recognized at the settlement date. Subsequently, they are measured based on their fair values, calculated based on observable current quotations. Interest income is recognized in the consolidated income statement in net interest income from banking business based on the effective interest rate method. Other realized gains and losses are recognized in the consolidated income statement in other operating income and other operating expenses. Fair value adjustments are recognized directly in equity in the revaluation surplus.

Noncurrent available-for-sale financial assets include bonds and other fixed-income securities. They correspond to the investment of the entity's capital, are hence held for the long term and are classified as noncurrent assets irrespective of their remaining maturity. They are recognized at the settlement date. Subsequently, they are measured based on their fair values, based on observable current quotations. Interest income is recognized in the consolidated income statement as net interest income from banking business based on the effective interest rate method. When such bonds are hedged instruments under fair value hedges, hedge accounting is applied for fair value adjustments corresponding to the hedged item (see "Fair value hedges" below). Other fair value adjustments are recognized directly in equity in the revaluation surplus.

Deutsche Börse Group did not use the "held-to-maturity investments" category in financial years 2008 and 2007.

Financial liabilities not measured at fair value through profit and loss
Financial liabilities not held for trading are carried at amortized cost. These liabilities comprise issued bonds and private placements. The borrowing costs associated with the placement of financial liabilities are included in the carrying amount if they are directly attributable. Discounts reduce the carrying amount of liabilities and are amortized over the term of the liabilities.

Financial liabilities measured at fair value through profit and loss
According to IAS 32.18 (b), a financial instrument that gives the holder the right to put it back to the issuer for cash or another financial asset (a "puttable instrument") is a financial liability. Because of the put option that is held in favour of the minority shareholders, the minority interests in Avox Ltd. are classified as such and carried at fair value. They are reported under "other noncurrent liabilities".

Derivatives and hedges
Derivatives are used to hedge interest rate risk or foreign exchange risk associated with the activities of Deutsche Börse Group.

All derivatives are carried at their fair values. The fair value of interest rate swaps is determined on the basis of current observable market interest rates. The fair value of forward foreign exchange transactions is determined on the basis of forward foreign exchange rates at the balance sheet date for the remaining period to maturity.

Hedge accounting is applied for derivatives that are part of a hedging relationship determined to be highly effective under IAS 39 and for which the conditions of IAS 39.88 are met, as follows.

Cash flow hedges

The portion of the gain or loss on the hedging instrument determined to be highly effective is recognized directly in equity. This gain or loss eventually adjusts the value of the hedged cash flow, i.e. the gain or loss from the hedging instrument is recognized in profit or loss as soon as the hedged item is recognized in the balance sheet or in profit or loss. The ineffective portion of the gain or loss is recognized immediately in the consolidated income statement.

Fair value hedges

The gain or loss on the hedging instrument, together with the gain or loss on the hedged item (underlying) attributable to the hedged risk, is recognized immediately in the consolidated income statement. Any gain or loss on the hedged item adjusts its carrying amount.

Hedges of a net investment in a foreign operation

The effective portion of the gain or loss from a hedging transaction that is designated as a highly effective hedge is recognized directly in equity. It is recognized in profit or loss when the foreign operation is sold. The ineffective portion of the gain or loss is recognized immediately in the consolidated income statement.

Derivatives that are not part of a hedging relationship

Gains or losses on derivative instruments that are not part of a highly effective hedging relationship are recognized immediately in the consolidated income statement.

Financial Instruments of Eurex Clearing AG (central counterparty)

Eurex Clearing AG acts as the central counterparty and guarantees the settlement of all transactions involving futures and options on the Eurex exchanges (Eurex Deutschland and Eurex Zürich AG). As the central counterparty, it also guarantees the settlement of all transactions for Eurex Bonds (bond trading platform) and Eurex Repo (repo trading platform), certain exchange transactions in equities on Frankfurter Wertpapierbörse (FWB, the Frankfurt Stock Exchange) and certain cash market transactions on the Irish Stock Exchange. In addition, Eurex Clearing AG guarantees the settlement of all OTC (over-the-counter, i.e. off-exchange) transactions entered in the trading system of the Eurex exchanges, Eurex Bonds, Eurex Repo, the Frankfurt Stock Exchange and the Irish Stock Exchange. These transactions are only executed between Eurex Clearing AG and a clearing member.

In accordance with IAS 39.38, purchases and sales of equities via the central counterparty are recognized and simultaneously derecognized at the settlement date.

For products that are marked to market (futures and options on futures), Eurex Clearing AG recognizes gains and losses on open positions of clearing members on each exchange day. By means of the variation margin, profits and losses on open positions resulting from market price fluctuations are settled on a daily basis. The difference between this and other margin types is that the variation margin does not comprise collateral, but is a daily offsetting of profits and losses in cash. In accordance with IAS 39.17 (a) and IAS 39.39, futures are therefore not reported in the consolidated balance sheet. For options on futures (future-style options), the option premium is not required to be paid in full until the end of the term or upon exercise. Option premiums are carried in the consolidated balance sheet as receivables and liabilities at their fair value on the trade date.

"Traditional" options, for which the buyer must pay the option premium in full upon purchase, are carried in the consolidated balance sheet at fair value. Fixed-income bond forwards are recognized as derivatives and carried at fair value until the settlement date. Receivables and liabilities from repo transactions are classified as held for trading and carried at fair value. Receivables and liabilities from variation margins and cash collateral that is determined on the reporting date and only paid on the following day are carried at their nominal amount.

The fair values recognized in the consolidated balance sheet are based on daily settlement prices. These are calculated and published by Eurex Clearing AG in accordance with the rules set out in the contract specifications (see also the Clearing Conditions of Eurex Clearing AG).

Cash or securities collateral of Eurex Clearing AG

As Eurex Clearing AG guarantees the settlement of all traded contracts, it has established a multi-level collateral system. The central pillar of the collateral system is the determination of the overall risk per clearing member (margin) to be covered by cash or securities collateral. Losses calculated on the basis of current prices and potential future price risks are covered up to the date of the next collateral payment.

In addition to these daily collateral payments, each clearing member must make contributions to the clearing fund (for further details, see the risk report in the Group management report). Cash collateral is reported in the consolidated balance sheet under "cash deposits by market participants" and the corresponding amounts under "restricted bank balances". In accordance with IAS 39.20 (b) in conjunction with IAS 39.37, securities collateral is not derecognized by the clearing member providing the collateral. As the transfer of securities does not meet the conditions for derecognition, the securities are not recognized as assets in accordance with IAS 39 AG 34.

Treasury shares

The treasury shares held by Deutsche Börse AG at the reporting date are deducted directly from shareholders' equity. In accordance with IAS 32.33, gains or losses on treasury shares are taken directly to equity. The transaction costs directly attributable to the acquisition of treasury shares are accounted for as a deduction from shareholders' equity (net of any related income tax benefit).

Recognition of measurement adjustments
Net profit for the year includes changes in the measurement of financial assets and liabilities at fair value through profit and loss that are presented under "current receivables and securities from banking business", as well as "liabilities from banking business"; adjustments in the measurement of derivatives presented under "other noncurrent and current assets and liabilities" that are not part of a hedging relationship; the ineffective portion of cash flow hedges; adjustments in the measurement of fair value hedges; and adjustments in the measurement of investments in associates that are not recognized in equity.

Changes in the measurement of other noncurrent financial instruments, other noncurrent loans and available-for-sale financial assets held within receivables and securities from banking business are taken directly to shareholders' equity until realized, or until an impairment loss is recognized, at which time the cumulative gain or loss previously taken to equity is included in the profit for the year.

Other current assets
Receivables, other assets, and cash and cash equivalents are carried at their nominal amount. Adequate valuation allowances take account of identifiable risks.

Restricted bank balances include cash deposits by market participants which are invested overnight, mainly in the form of reverse repurchase agreements with banks. Such agreements are treated as secured fixed-term deposits. Cash funds attributable to the Clearstream subgroup arising from minimum reserve requirements at central banks are also included in this item.

Provisions for pensions and other employee benefits
Provisions for pension obligations are measured using the projected unit credit method on the basis of actuarial reports in accordance with IAS 19. The obligations are measured at the balance sheet date each year using actuarial methods that conservatively estimate the relevant parameters. The pension benefits expected on the basis of projected salary growth are spread over the remaining length of service of the employees. The calculations are based on generally accepted industry mortality tables. In Germany, the "2005 G" mortality tables (generation tables) developed by Prof Dr Klaus Heubeck were used.

In accordance with IAS 19.92, Deutsche Börse Group recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains or losses of each company and plan at the end of the previous reporting period have exceeded the greater of 10 percent of the present value of the defined benefit obligation before deduction of plan assets and 10 percent of the fair value of plan assets. The portion of actuarial gains and losses recognized is the excess determined above, divided by the expected average remaining working lives of the employees participating in the retirement benefit plans.

Retirement provision for Group employees is ensured by a variety of retirement benefit plans, the use of which varies from country to country.

A deferred compensation plan was introduced for employees of Deutsche Börse Group in Germany as at 1 July 1999. Since its introduction, new commitments have been entered into on the basis of this deferred compensation plan; the existing pension plans were closed for new staff as at 30 June 1999. Employees with pension commitments under the old retirement benefit arrangements were given an option to participate in the deferred compensation plan by converting their existing pension rights. Individual commitment plans exist for members of the executive boards of Group companies.

A new scheme for the retirement provisions for senior executives in Germany was agreed and implemented as at 1 January 2004. The new benefits are based on performance and no longer exclusively on the principle of providing benefits. The old pension system based on pensionable income was replaced by a "capital component system". This system builds on annual income received composed of both the fixed annual salary and the variable remuneration paid. Individual professional performance is thus directly reflected in the future pension payments. Every year, Group companies contribute an amount that corresponds to a certain percentage of the pensionable income. This amount is multiplied by a capitalization factor depending on age, resulting in the "annual capital component". The benefit assets equal the total of the acquired capital components of the individual years and are converted into a lifelong pension once the benefits fall due. Since 1 July 2006, this benefit has been no longer available to new senior executives.

The employees of the Clearstream subgroup in Luxembourg participate in separate defined benefit pension plans.

Deutsche Börse Group uses external funds to cover some of its pension obligations. The amount of the annual net pension expense is reduced by the expected return on the plan assets of the funds. The defined benefit obligations are offset against the fair value of the plan assets taking into account unrecognized actuarial gains and losses as well as past service cost as yet unrecognized. In addition, the pension obligations of Deutsche Börse Group are secured in part by reinsurance policies. The capitalized surrender value of these reinsurance policies is carried under "other noncurrent assets".

The defined benefit pension plan in favour of Luxembourg employees of the Clearstream subgroup is funded by means of cash contributions to an "association d'épargne pension" (ASSEP) organized in accordance with Luxembourg law. Contributions may or may not cover the entire provisions calculated as per IAS 19, but they must cover pension provisions as determined under Luxembourg law.

There are defined contribution pension plans for employees working in Germany, Luxembourg, Switzerland, the Czech Republic, the UK or the USA. The employer pays contributions to these employees' private pension funds.

Other long-term benefits for employees and members of executive boards (total disability pension, transitional payments and surviving dependents' pensions) are also measured using the projected unit credit method. In accordance with IAS 19.127, actuarial gains and losses and past service cost are recognized immediately and in full.

Other provisions
In accordance with IAS 37, the other provisions take account of all identifiable risks as well as uncertain obligations and are measured in the amount of the probable obligation. A provision for restructuring is only recognized when an entity has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Group Share Plan and phantom stock option plan
Accounting for the Group Share Plan and the phantom stock option plan follows IFRS 2 "Share-based payment".

Group Share Plan
The cost of shares granted to employees at a discount is recognized in the income statement at the grant date. Options granted follow the accounting principles for share-based payments with a choice of settlement in cash or equity instruments. As the Company does not have an obligation to settle in cash at the grant date, the options are recognized as equity-settled share-based payments. The options are measured at their fair values at the grant date and recognized in the income statement over the two-year vesting period, with a corresponding increase in shareholders' equity.

Under the 2003 tranche, a present obligation to settle in cash arose during the vesting period following the announcement of cash settlement prior to the end of the vesting period. Accordingly, the options in the 2003 tranche were recognized as cash-settled share-based payments in the period under review. The options are measured at their respective fair values at the reporting date and recognized in the income statement.

The cost of GSP shares granted to employees of the US subsidiary International Securities Exchange Holdings, Inc. at a discount is recognized in the consolidated income statement at the grant date. The GSP shares granted follow the accounting principles for share-based payments with a choice of settlement in cash or equity instruments. As the Company does not have an obligation to settle in cash at the grant date, the options are recognized as equity-settled share-based payments. The GSP shares are measured at their fair value at the grant date and recognized in the income statement over the one- to three-year vesting period, with a corresponding increase in shareholders' equity.

Phantom stock option plan
Options granted follow the accounting principles for cash-settled share-based payments. The cost of the options is estimated using an option pricing model (fair value measurement).

Stock Bonus Plan (SBP)
The SBP shares granted follow the accounting principles for share-based payments with a choice of settlement in cash or equity instruments. As the Company does not have an obligation to settle in cash at the grant date, the SBP shares are recognized as equity-settled share-based payments. The SBP shares are measured at their fair value at the grant date and recognized in the income statement over the three-year vesting period, with a corresponding increase in shareholders' equity.

Deferred tax assets and liabilities
Deferred tax assets and liabilities are computed using the balance sheet approach in accordance with IAS 12. The deferred tax calculation is based on temporary differences between the carrying amounts in the tax accounts and the carrying amounts in the IFRS financial statements that lead to a future tax liability or benefit when assets are used or sold or liabilities are settled. No deferred taxes are recognized on differences resulting from the initial recognition of goodwill.

The deferred tax assets or liabilities are measured using the tax rates that are currently expected to apply when the temporary differences reverse, based on tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax assets are recognized for the carryforward of unused tax losses only to the extent that it is probable that future taxable profit will be available. Deferred tax assets and deferred tax liabilities are offset where a legally enforceable right to set off current tax assets against current tax liabilities exists and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

Currency translation
In accordance with IAS 21, foreign currency transactions are translated at the exchange rate prevailing at the transaction date.

At the balance sheet date, monetary balance sheet items in foreign currency are measured at the exchange rate at the balance sheet date, while non-monetary balance sheet items are measured at historical cost. Non-monetary balance sheet items measured at fair value are translated at the closing rate. Currency translation differences are recorded as income or expense in the period in which they arise unless the underlying transactions are hedged. Such items of income or expense are contained in other operating income or expenses, as appropriate. If a hedging transaction was entered into in the form of a hedge of the net investment in a foreign operation, the gain or loss from the hedging transaction that is designated as highly effective is recognized in equity.

Consolidation

Acquisition accounting uses the purchase method in accordance with IFRS 3. The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. Any excess of cost over the acquirer's interest in the net fair value of the subsidiary is recognized as goodwill and carried at cost. Goodwill is measured in subsequent periods at cost less accumulated impairment losses.

Intragroup assets and liabilities are eliminated. Income arising from intragroup transactions is eliminated against the corresponding expenses. Profits or losses arising from deliveries of intragroup goods and services, as well as dividends distributed within the Group, are eliminated. Deferred tax assets or liabilities are recognized for consolidation adjustments where these are expected to reverse in subsequent years.

Interests in equity attributable to minority shareholders are carried under "minority interests" within equity. Where these are classified as "puttable instruments", they are reported under "other noncurrent liabilities". For more information see above under "Financial liabilities measured at fair value through profit and loss".

Deutsche Börse AG's functional currency is the euro. Investments in subsidiaries outside the euro area, as well as investee equity items, are translated at historical exchange rates. Assets and liabilities of companies whose functional currency is not the euro are translated into euros at the closing rate. In accordance with IAS 21, income statement items are translated using average exchange rates. Resulting exchange differences are recognized directly in accumulated profit. When a subsidiary is disposed of, the cumulative exchange differences recognized in accumulated profit until its deconsolidation are recognized in consolidated profit in the period in which the deconsolidation gain or loss is recognized.

The following euro exchange rates have been used:

Exchange rates

		Average rate 2008	Average rate 2007	Closing rate as at 31 Dec. 2008	Closing rate as at 31 Dec. 2007
Swiss francs	CHF	1.5602	1.6495	1.4888	1.6573
US dollars	USD (US$)	1.5012	1.3911	1.4062	1.4713
Czech koruny	CZK	25.1561	27.7228	26.6629	26.5770
Pounds sterling	GBP (£)	0.8395	0.6972	0.9744	0.7362

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from initial consolidation are presented in the functional currency of the foreign operation and translated at the closing rate.

Key sources of estimation uncertainty and management judgements
The application of accounting policies, presentation of assets and liabilities and recognition of income and expenses requires the Executive Board to make certain judgements and estimates. Estimated amounts may differ from actual amounts. The amounts are therefore adjusted retrospectively if they relate to previous periods.

Note 13 contains information on the assumptions applied in performing annual impairment tests on goodwill and intangible assets with an indefinite useful life. In each case, the respective business plans serve as the basis for determining any impairment. These plans contain projections of the future financial performance of the cash-generating units. If their actual financial performance fails to meet these expectations, corresponding adjustments may be necessary.

Accounting for provisions for pensions and similar obligations requires the application of certain actuarial assumptions (e.g. discount rate, staff turnover rate) so as to estimate their carrying amounts (see above). Note 25 shows the present value of the obligations at each balance sheet date. These assumptions may fluctuate considerably, for example because of changes in the macroeconomic environment, and may thus materially affect provisions already recognized. However, this effect is mitigated by application of the corridor method.

Note 46 contains disclosures on the valuation model used for the options. Where the estimates of the valuation parameters originally applied differ from the actual values available when the options are exercised, adjustments are necessary; such adjustments are recognized in the consolidated income statement for the period if they relate to cash-settled share-based payment transactions.

In addition, the probable utilization applied when establishing provisions for expected losses from rental agreements is estimated (see note 27). In the creation of personnel-related restructuring provisions, certain assumptions were made with regard to, for example, fluctuation rate, discount rate and salary trends. Should the actual values deviate from these assumptions, adjustments may be necessary.

Consolidated Income Statement Disclosures

4. Sales revenue

Composition of external sales revenue by segment

	2008 €m	2007 €m
Xetra		
Xetra trading fees	187.3	199.0
Clearing and settlement fees	97.4	115.1
Scoach trading fees	55.7	37.6
Floor trading fees	34.1	53.7
Listing fees	12.2	13.0
Income from cooperation agreements	8.4	14.3
Other sales revenue	4.3	2.3
	399.4	435.0
Eurex		
Equity index derivatives	450.0	367.8
Interest rate derivatives	211.1	251.6
Equity derivatives	58.6	53.4
US options (ISE)	176.6	0
Other sales revenue	113.8	41.1
	1,010.1	713.9
Clearstream		
Custody fees	459.1	466.2
Transaction fees	140.2	165.1
Global Securities Financing	83.5	55.4
Other sales revenue	86.5	81.5
	769.3	768.2
Market Data & Analytics		
Sales of price information	142.6	130.2
Other sales revenue	38.0	38.1
	180.6	168.3
Information Technology		
Systems operation	86.1	88.5
Systems development	9.6	11.3
	95.7	99.8
Total	2,455.1	2,185.2
thereof Deutsche Börse Group without ISE	2,213.9	2,185.2
thereof ISE	241.2	0

Xetra and Eurex sales revenue is composed principally of trading and clearing revenue. Xetra charges a fee per executed order and depending on order value, Eurex charges a fee per contract. The Eurex trading and clearing fees represent the contractual 85 percent of transaction fees invoiced by Eurex Clearing AG. The remaining 15 percent are paid to SIX Swiss Exchange AG and are not included in Deutsche Börse Group's consolidated financial statements.

A new pricing model for the differentiated service levels for clearing in the tariff structure for trading on the Xetra electronic system was introduced on 1 September 2008. In addition to the existing comprehensive offering, which will be known in future as the Full Service offering, Eurex Clearing now offers a Basic Net Service and an Extended Net Service. Depending on the service selected, this could lead to cost savings of up to 40 percent for clearing participants. The decline in segment revenue of 8 percent to €399.4 million (2007: €435.0 million) is largely due to the fall in Xetra trading fees and in clearing and settlement fees. This in turn is attributable to the decrease in the Xetra trading volume of 12 percent to €2,149.0 billion (2007: €2,443.0 billion). Floor trading fees were also down by 36 percent due to the drop in the floor trading volume.

The sharp increase in Eurex's sales revenue by 41 percent to €1,010.1 million (2007: €713.9 million) results mainly from the full consolidation of the ISE subgroup, which contributed €239.8 million to sales revenue. Adjusted for ISE's contribution, Eurex generated organic growth of 8 percent to €770.3 million due to the 14 percent rise in the number of traded contracts (excluding US options of ISE). Revenue growth was lower than volume growth because of volume-related sliding-scale discounts (such as for index products) and the change in the product mix.

At €769.3 million, sales revenue in the Clearstream segment was on a level with the previous year (2007: €768.2 million). Although the average value of securities held in custody increased slightly by 1.3 percent to €10.6 trillion (2007: €10.5 trillion), custody revenue fell by 2 percent. This is primarily the result of the volume-related fee schedule, which offers a decrease in average pricing as volumes increase. Transaction revenue was down by 15 percent; this was due to the 7 percent drop in the number of transactions to 114.3 million (2007: 123.1 million) as a result of the global financial crisis. Income in the Global Securities Financing business rose by 51 percent to €83.5 million (2007: €55.4 million). This is attributable to substantially higher securities lending volumes and the ASLplus service, where Clearstream Banking S.A. acts as principal in securities borrowing and lending transactions.

Sales revenue in the Market Data & Analytics segment rose by 7 percent to €180.6 million (2007: €168.3 million). Most of the revenue was generated by the sale of price information. Other revenue is generated by index license income and the provision of securities information.

Information Technology develops and operates systems for internal and external customers. External revenue fell by 4 percent to €95.7 million (2007: €99.8 million).

5. Net interest income from banking business

Composition of net interest income from banking business

	2008 €m	2007 €m
Loans and receivables	396.3	382.2
Financial liabilities measured at amortized cost	-199.9	-186.5
Available-for-sale financial assets	25.0	28.5
Financial assets or liabilities at fair value through profit or loss:		
Interest income	17.0	11.9
Interest expense	-19.3	-7.0
Interest income – interest rate swaps – cash flow hedges	45.0	37.3
Interest income – interest rate swaps – fair value hedges	8.6	8.1
Interest expense – interest rate swaps – cash flow hedges	-28.9	-36.4
Interest expense – interest rate swaps – fair value hedges	-7.0	-7.3
Total	**236.8**	**230.8**

Net interest income from banking business was up 3 percent to €236.8 million.

Net interest income on financial assets or liabilities at fair value through profit or loss results from derivatives held for trading.

6. Own expenses capitalized

Own expenses capitalized relate solely to development costs of internally developed software, involving the following systems and projects in the individual segments:

Research and development costs

	Total expense for software development		of which own expenses capitalized	
	2008 €m	2007 €m	2008 €m	2007 €m
Xetra				
Xetra software	11.2	15.8	6.1	9.7
CCP releases[1]	4.7	3.8	2.2	2.3
	15.9	19.6	8.3	12.0
Eurex				
Eurex software	24.3	27.8	14.4	14.4
Global Trading System	8.7	0	6.2	0
CCP releases[1]	0	0.3	0	0
	33.0	28.1	20.6	14.4
Clearstream				
Collateral Management, Settlement and Strategic	34.1	50.2	5.8	6.7
Custody	16.0	16.3	0.8	0.7
Connectivity	10.5	6.7	1.1	0
Investment funds	7.3	4.4	1.5	1.4
	67.9	77.6	9.2	8.8
Market Data & Analytics				
CEF data feeds	5.3	3.4	0	0
Other	0.3	1.9	0.3	1.7
	5.6	5.3	0.3	1.7
Information Technology				
Other	1.1	1.7	0	0
	1.1	1.7	0	0
Total of all segments	123.5	132.3	38.4	36.9
less intercompany profits	-20.6	-21.0	-10.4	-11.8
Total	102.9	111.3	28.0	25.1

1) CCP releases comprise the Equity Central Counterparty, CCP, FI-CCP, ISE-CCP and Integrated Clearer systems, which are managed as part of a joint project. The development costs were allocated to the Xetra and Eurex segments on the basis of the resources used.

7. Other operating income

Composition of other operating income

	2008 €m	2007 €m
Income from agency agreements	33.2	35.9
Gains on the disposal of equity investments	9.4	15.0
Income from exchange rate differences	9.2	11.4
Rental income from sublease contracts	8.1	9.2
Gains on sale of buildings and investment property	0	120.6
Gains on the disposal of land held for sale	0	9.4
Rental income from investment property	0	8.0
Miscellaneous	6.8	13.9
Total	66.7	223.4
thereof Deutsche Börse Group without ISE	57.3	223.4
thereof ISE	9.4	0

Income from agency agreements results mainly from the operational management of the Eurex Zürich derivatives market for SIX Swiss Exchange AG.

Gains on the disposal of equity investments amounting to €9.4 million relate to the termination of a joint venture between ISE Ventures, LLC and the Canadian TSX Group Inc. In the previous year, this item included a gain on the disposal of shares in the International Index Company Ltd.

For details of rental income from sublease contracts see note 45.

Miscellaneous other operating income includes income from cooperation agreements and from training as well as employee contributions for company cars and valuation allowances.

8. Staff costs

Composition of staff costs

	2008 €m	2007 €m
Wages and salaries	363.9	508.1
Social security contributions, retirement and other benefits	57.5	58.1
Total	421.4	566.2
thereof Deutsche Börse Group without ISE	370.9	566.2
thereof ISE	50.5	0

In 2008, wages and salaries expense fell by 28 percent to €363.9 million (2007: €508.1 million). This was due to several effects: the decline in Deutsche Börse AG's share price reduced expenses relating to the Group Share Plan, stock option program and Stock Bonus Plan (see also note 46) to €9.1 million (2007: €156.8 million). Additionally, provisions of €41.3 million were recognized in staff costs in 2007 as part of the Company's restructuring and efficiency program. This was offset by the wages and salaries of the ISE subgroup amounting to €46.0 million included for the first time in financial year 2008.

Social security contributions, retirement and other benefit costs went down by 1 percent to €57.5 million (2007: €58.1 million), of which €24.0 million (2007: €22.1 million) related to contributions to defined contribution pension plans. For details on defined benefit pension plans, see note 25.

9. Other operating expenses

Composition of other operating expenses

	2008 €m	2007 €m
Costs for IT services providers and other consulting services	128.1	117.2
Premises expenses	74.5	59.9
IT costs	54.7	46.5
Purchase of price information	51.3	43.0
Non-recoverable input tax	45.1	41.2
Communication costs (including network costs)	26.9	27.0
Advertising and marketing costs	23.8	23.2
Cost of agency agreements	22.6	23.3
Travel, entertainment and corporate hospitality expenses	19.3	16.5
Expenses for liquidity supply: Scoach	15.1	0
Insurance premiums, contributions and fees	14.2	14.9
Sales revenue-related costs ISE	12.7	0
Non-wage labour costs and voluntary social benefits	12.0	10.9
Xontro system operation	10.6	15.5
Cost of exchange rate differences	6.5	2.1
Valuation allowances and bad debt losses	5.9	1.3
Supervisory Board remuneration	4.1	5.8
Fees payable to Nasdaq OMX Group, Inc.	2.5	3.7
Postage and transport costs	2.0	2.0
Rent and leases (excluding IT and buildings)	2.0	1.8
Office supplies	2.0	1.6
Miscellaneous	11.8	12.3
Total	547.7	469.7
thereof Deutsche Börse Group without ISE	497.8	469.7
thereof ISE	49.9	0

Costs for IT services providers and other consulting services relate mainly to expenses in conjunction with software development. An analysis of development costs is presented in note 6. These costs also contain costs of strategic and legal consulting services as well as of audit activities.

The fees for the auditors, KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, expensed in accordance with section 314 (1) no. 9 Handelsgesetzbuch (HGB, the German Commercial Code) in the year under review, were as follows:

Composition of fees for the auditor

	2008 €m	2007 €m
Statutory audit	1.3	1.7
Tax advisory services	0.5	1.0
Other assurance or valuation services	0.1	0.1
Other services	0.5	1.7
Total	2.4	4.5

The decline in costs for statutory audits in the year under review is due to the costs incurred in the previous year for the acquisition of ISE and to the enhanced requirements of the TUG (Transparenzrichtlinie-Umsetzungsgesetz, the Transparency Directive Implementing Act), among other things. The lower expenses for tax advisory services are attributable to reduced project activity in financial year 2008.

Premises expenses relate primarily to the cost of providing office space. They include rent, maintenance, security, energy, cleaning and miscellaneous premises expenses. The increase is largely attributable to the premises rented in Luxembourg since financial year 2008, the full consolidation of the ISE subgroup as well as to the relocation to Eschborn.

IT costs contain the costs for rental, leasing and maintenance of hardware and software. The year-on-year rise is the result of the full consolidation of the ISE subgroup (€10.6 million).

Costs for the purchase of price information are incurred for data and information from other exchanges. A sharp increase was recorded here due to volume growth in index licenses (Eurex) and the full consolidation of ISE.

Non-recoverable input tax results mainly from the VAT-free trading and clearing fees charged in the Eurex segment, and from tax-free service fees from payment services.

Communication costs include costs for the participant network, the SWIFT network and telephone charges.

The cost of agency agreements relates to the costs of SIX Swiss Exchange AG, which renders services for the Eurex subgroup and provided services for Scoach Schweiz AG.

Travel, entertainment and corporate hospitality expenses rose due to the growing internationalization of the Group (Clearstream Operations Prague s.r.o., Deutsche Börse Services s.r.o., ISE).

Scoach trading migrated to Xetra in the year under review. The specialists (market participants contracted by Scoach to provide binding quotes on a continuous basis) receive fees for making liquidity available on an ongoing basis that are recognized as sales-related costs in the Xetra segment and that are matched by revenue in the same amount. These fees amounted to €15.1 million in 2008.

In the year under review, the ISE subgroup incurred expenses of €12.7 million for index licenses and SEC fees.

The costs of operating the Xontro system were lower than in the previous year due to the decline in trading volumes.

Miscellaneous other operating expenses include license fees, donations, cash transaction and processing error costs, maintenance fees, external labour and losses from the disposal of noncurrent assets.

10. Result from equity investments

Composition of result from equity investments

	2008 €m	2007 €m
Equity method-accounted result of associates		
European Energy Exchange AG	3.3	2.0
BrainTrade Gesellschaft für Börsensysteme mbH	0	0.8
STOXX Ltd.	3.4	0.4
International Index Company Ltd.	0	0.1
Total income[1] from equity method measurement	**6.7**	**3.3**
U.S. Futures Exchange LLC	0	–7.8
FDS Finanz-Daten-Systeme GmbH & Co. KG	–0.1	–0.3
The Clearing Corporation Inc.	–1.1	0
Other	–0.5	0
Total losses[1] from equity method measurement from associates	**–1.7**	**–8.1**
Dividends from associates		
STOXX Ltd.	9.5	7.9
BrainTrade Gesellschaft für Börsensysteme mbH	0.6	0.6
FDS Finanz-Daten-Systeme GmbH & Co. KG	0.1	0.3
International Index Company Ltd.	0	0.2
Total dividends from associates	**10.2**	**9.0**
Result from associates	**15.2**	**4.2**
Result from other equity investments	**–9.4**	**0.7**
Result from equity investments	**5.8**	**4.9**

1) Including impairment losses (see note 15)

The result from other companies includes impairment losses on available-for-sale investments amounting to €10.0 million (2007: €0 million) and dividends amounting to €0.6 million (2007: €0.7 million).

Gains and losses on the disposal of equity investments are reported in other operating income.

11. Financial result

Composition of financial income

	2008 €m	2007 €m
Interest on reverse repurchase agreements categorized as "loans and receivables"	166.7	94.7
Interest on bank balances categorized as "loans and receivables"	46.2	28.3
Income from available-for-sale securities	0.3	0.4
Other interest and similar income	0.7	1.1
Interest-like income from derivatives held as hedging instruments	2.5	0
Interest-like income from revaluation of derivatives held for trading	2.1	0.1
Interest-like income from noncurrent receivables	0.9	1.7
Income from exchange rate differences	18.2	0
Total	**237.6**	**126.3**

Interest on reverse repurchase agreements and other interest and similar income (+77 percent) grew more slowly than the average volumes of cash deposits at Eurex Clearing AG (+175 percent) as a result of Deutsche Börse Group's conservative investment strategy and the decline in interest rates. In the US dollar and Swiss franc currency areas, for example, rate levels were close to zero in the fourth quarter of 2008.

Composition of financial expense

	2008 €m	2007 €m
Interest paid on Eurex participants' cash deposits	166.8	87.9
Interest on noncurrent loans[1]	60.8	17.4
Interest on current liabilities[1]	37.3	4.5
Interest-like expenses for exchange rate differences on liabilities[1]	3.0	0
Transaction costs of noncurrent liabilities[1]	0.9	0
Subsequent valuation of derivatives held for trading	0.8	2.3
Interest-like expenses from derivatives held as hedging instruments	5.6	0.9
Other costs	1.9	2.7
Other interest and similar expenses	0	1.7
Total	**277.1**	**117.4**

1) Measured at amortized cost

Due to the aforementioned reasons, the interest paid on Eurex participants' cash deposits rose. Interest on noncurrent loans increased due to the issue of euro and US dollar senior bonds and a hybrid bond that Deutsche Börse AG used to replace the short-term bridge financing for its ISE acquisition in June and July 2008 (see note 28). Interest on current liabilities includes €29.6 million (2007: €2.7 million) for the interim financing of the acquisition of ISE and €6.8 million for the commercial paper program. Other interest and similar expenses primarily include interest expenses from taxes, other costs relate to commitment fees for credit facilities.

12. Income tax expense

Composition of income tax expense (main components)

	2008 €m	2007 €m
Current income taxes:		
of the year under review	450.3	459.7
from previous years	-2.2	-4.7
Deferred tax income on current temporary differences	-29.5	-15.1
Total	**418.6**	**439.9**

Tax rates of 26 to 32 percent were used in the year under review to calculate deferred taxes for the German companies (2007: 32 percent). These reflect trade income tax at multipliers of 460 and 280 percent (2007: 460 percent) on the tax base value of 3.5 percent (2007: 3.5 percent), corporation tax of 15 percent (2007: 15 percent) and the 5.5 percent solidarity surcharge (2007: 5.5 percent) on the corporation tax.

A tax rate of 28.59 percent (2007: 29.63 percent) was used for the Luxembourg companies, reflecting trade income tax at a rate of 6.75 percent (2007: 6.75 percent) and corporation tax at 22 percent (2007: 23 percent).

Tax rates of 21 to 45 percent were applied to the companies in the UK, the USA, Spain, Switzerland, the Czech Republic and Portugal.

The following table shows the carrying amounts of deferred tax assets and liabilities as well as the related tax expenses recognized in income or directly in equity.

Composition of deferred taxes

	Deferred tax assets		Deferred tax liabilities		Exchange rate difference	Deferred tax expense/(income)		Tax expense/(income) recognized directly in equity	
	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2008 €m	2007 €m	2008 €m	2007 €m
Pension provisions and other employee benefits	9.0	8.3	0	0	0	-0.7	0.5	0	0
Other provisions	12.8	16.3	-2.1	-11.2	-0.7	-4.9	-11.1	0	0
Interest-bearing liabilities	0	0	-2.0	0	0	2.0	0	0	0
Intangible assets	1.4	2.2	-12.8	-16.1[1]	0	-2.5	-8.7	0	0
Intangible assets from purchase price allocation for ISE	0	0	-585.2	-578.4[2][3]	26.7	-19.9	0	0	0
Noncurrent assets	0	0	-2.6	-5.6[2]	-0.3	-2.7	0	0	0
Securities	0	0	-7.1	-3.3	0	1.3	0.4	2.5	-0.9
Other noncurrent assets	0	0	-1.2	-0.7	0	0.5	0	0	0
Other	0.3	0.3	-0.2	-3.1[4]	0	-2.6[5]	3.8[5]	0	0.7
Exchange rate differences	0	13.4	-7.4	0	0	0	0	20.8[6]	-13.4[6]
Gross amounts	23.5	40.5	-620.6	-618.4	25.7	-29.5	-15.1	23.3	-13.6
Netting of deferred taxes	-20.0	-23.3	20.0	23.3	–	0	–	–	–
Total	3.5	17.2	-600.6	-595.1	–	-29.5	-15.1	23.3	-13.6

1) Thereof €–0.6 million from changes in the basis of consolidation
2) From changes in the basis of consolidation
3) Adjustments due to the retrospective reduction of the tax rate applied in the course of the acquisition of ISE (see also note 2)
4) Netted against €0.4 million from changes in the basis of consolidation
5) Thereof €0.3 million (2007: €1.0 million) netted against "Accumulated profit"
6) Seperate disclosure under "Accumulated profit" (see also consolidated statement of changes in equity)

Changes taken directly to equity relate to deferred taxes on changes in the measurement of noncurrent financial assets carried at fair value (see also note 23). In addition, deferred taxes on transaction costs from the share buy-back program and staff costs that originated from exercised options allocated under the Group Share Plan were recognized directly in "Accumulated profit".

€9.3 million (2007: €8.6 million) of deferred tax assets and €570.7 million (2007: €608.8 million) of deferred tax liabilities have an expected remaining maturity of more than one year.

Deferred tax liabilities have not been recognized in respect of the tax on future dividends that may be paid from retained earnings by subsidiaries and associated companies. In accordance with section 8b (5) of the KStG (Körperschaftsteuergesetz, the German Corporation Tax Act), 5 percent of dividends and similar income received by German companies is treated as non-deductible expenses for tax purposes.

In addition, no deferred tax assets were recognized for the temporary difference of €86.9 million (2007: €86.9 million) arising from the hedging transaction associated with the acquisition of the ISE subgroup.

Reconciliation between the expected and the reported tax expense

	2008 €m	2007 €m
Expected income taxes derived from earnings before tax	470.0	543.8
Non-tax-deductible losses carried forward	0	0.5
Tax increases due to other non-tax-deductible expenses	6.0	6.6
Effects resulting from different tax rates	-20.2	-48.3
Tax decreases due to dividends and income from the disposal of equity investments	-30.1	-52.1
Other	-4.9	-5.9
Income tax expense arising from current year	**420.8**	**444.6**
Prior-period income taxes	-2.2	-4.7
Income tax expense	**418.6**	**439.9**

To determine the expected tax expense, profit before tax has been multiplied by the composite tax rate of 32.00 percent assumed for 2008 (2007: 40.14 percent).

As at 31 December 2008, accumulated unused tax losses amounted to €144.2 million (2007: €101.6 million), for which no deferred tax assets were recognized. Tax losses of €8.8 million were utilized in 2008 (2007: €2.1 million).

The losses can be carried forward in Germany subject to the minimum taxation rules, and in Luxembourg and the UK indefinitely as the law now stands. Losses in other countries can be carried forward for periods of up to 20 years.

Consolidated Balance Sheet Disclosures

13. Intangible assets

Intangible assets

	Purchased software €m	Internally developed software €m	Goodwill €m	Payments on account and construction in progress[1] €m	Other intangible assets €m	Total €m
Historical cost as at 1 Jan. 2007	**249.0**	**659.2**	**1,077.4**	**14.3**	**0**	**1,999.9**
Changes in the basis of consolidation[2]	13.4	20.8	867.2[3]	0.3	1,326.6	2,228.3
Additions	9.9	9.2	0	15.9	0.2	35.2
Disposals	−0.1	0	0	0	0	−0.1
Reclassifications	0.3	21.4	0	−21.7	0	0
Exchange rate differences	−0.2	0	0	0	0	−0.2
Historical cost as at 31 Dec. 2007	**272.3**	**710.6**	**1,944.6**	**8.8**	**1,326.8**	**4,263.1**
Changes in the basis of consolidation	−0.5	0	0	0	0	−0.5
Additions	10.4	9.9	0	19.8	0	40.1
Reclassifications	1.1	10.3	0	−11.4	0	0
Exchange rate differences	0	1.0	39.9	0.3	61.4	102.6
Historical cost as at 31 Dec. 2008	**283.3**	**731.8**	**1,984.5**	**17.5**	**1,388.2**	**4,405.3**
Amortization and impairment losses as at 1 Jan. 2007	**234.3**	**544.1**	**7.5**	**0**	**0**	**785.9**
Amortization	8.0	65.7	0	0	0	73.7
Impairment losses	0	3.8	0	0	0	3.8
Disposals	−0.2	0	0	0	0	−0.2
Exchange rate differences	−0.1	0	0	0	0	−0.1
Amortization and impairment losses as at 31 Dec. 2007	**242.0**	**613.6**	**7.5**	**0**	**0**	**863.1**
Changes in the basis of consolidation	−0.2	0	0	0	0	−0.2
Amortization	12.9	38.6	0	0	35.1	86.6
Impairment losses	0	7.0	0	0	0	7.0
Exchange rate differences	0	0.1	0	0	2.2	2.3
Amortization and impairment losses as at 31 Dec. 2008	**254.7**	**659.3**	**7.5**	**0**	**37.3**	**958.8**
Carrying amount as at 1 Jan. 2007	14.7	115.1	1,069.9	14.3	0	1,214.0
Carrying amount as at 31 Dec. 2007	30.3	97.0	1,937.1	8.8	1,326.8	3,400.0
Carrying amount as at 31 Dec. 2008	**28.6**	**72.5**	**1,977.0**	**17.5**	**1,350.9**	**3,446.5**

1) Additions in payments on account and construction in progress in the year under review relate exclusively to internally developed software.
2) This relates exclusively to additions as part of the acquisition of ISE and Scoach Holding S.A.
3) Adjustments due to the retrospective reduction of the tax rate applied in the course of the acquisition of ISE (see also note 2)

Software, payments on account and construction in progress
Additions to and reclassifications of software relate primarily to the development of software products for the Clearstream segment and to the expansion of the Xetra and Eurex electronic trading systems. Changes in the basis of consolidation (see note 2) relate to the disposal of ISE Stock Exchange, LLC.

Purchased software includes leased assets of which, in accordance with IAS 17, the Group is the beneficial owner. The net carrying amount of the leased assets amounted to €1.4 million as at 31 December 2008 (2007: €1.0 million).

Payments on account and construction in progress relate mainly to software. Amortization of and impairment losses on software and other intangible assets are reported in the income statement under "depreciation, amortization and impairment losses (other than goodwill)". Impairment losses on internally developed software relate to ISE's Eurex Longitude and Eurex Option Trading systems in the Eurex segment and the Self-Collateralisation system in the Clearstream segment (2007: the Reference Data Factory system in the Clearstream segment).

Carrying amounts and remaining amortization periods of software

	Carrying amount as at		Remaining amortization period as at	
	31 Dec. 2008 €m	31 Dec. 2007 €m	31 Dec. 2008 years	31 Dec. 2007 years
Xetra				
Xetra Release 9.0	5.6	–	4.3	–
Xetra Release 8.0	1.6	2.0	3.4	4.4
CCP 4.1	1.5	–	4.8	–
CCP 4.0	1.8	–	4.6	–
Eurex				
Eurex Option Trading (ISE)	11.4	16.3	2.0	5.0
Eurex Longitude (ISE)	1.2	2.7	4.0	5.0
Eurex Release 11.0	6.5	–	4.8	–
Eurex Release 10.0	5.7	7.2	3.9	4.9
Eurex Release 9.0	2.6	3.5	2.9	3.9
Eurex Release 8.0	3.8	5.9	1.9	2.9
Clearstream				
Collateral Management	6.4	8.4	3.0	4.3
Central Facility for Funds (CFF)	4.4	2.7	4.1	4.4
CreationConnect	2.4	9.2	1.0	1.3
ECB 3	1.6	2.2	2.5	3.5
Daytime Bridge	1.1	3.3	0.6	1.6
Other software assets[1]	43.5	63.9		
Total	101.1	127.3		

1) Each with a carrying amount of less than €1.0 million

Goodwill

Changes in goodwill

	Eurex (ISE) €m	Clearstream International S.A. €m	Other[1] €m	Total goodwill €m
Balance as at 1 Jan. 2007	0	1,063.8	6.1	1,069.9
Changes in the basis of consolidation	882.0	0	5.0	887.0
Changes in rate of taxation	–19.8	0	0	–19.8
Balance as at 31 Dec. 2007	862.2	1,063.8	11.1	1,937.1
Exchange rate differences	39.9	0	0	39.9
Balance as at 31 Dec. 2008	902.1	1,063.8	11.1	1,977.0

1) Including the goodwill of Scoach Holding S.A. and Infobolsa S.A.

Apart from the stock exchange license acquired as part of the acquisition of ISE, goodwill allocated to the cash-generating units is the sole intangible asset with an indefinite useful life.

The recoverable amounts of the cash-generating units to which goodwill is allocated are based on their values in use.

Key assumptions relating to these values vary depending on the cash-generating unit. Pricing or market share assumptions are based on past experience or market research. Other key assumptions are mainly based on external factors. Significant macro-economic indicators include, for instance, equity index levels, volatility of equity indices, as well as interest rates, exchange rates, GDP growth, unemployment levels, or government debt.

Eurex (ISE)

The net carrying amount of goodwill resulting from the acquisition of ISE has been allocated to the Eurex segment. The change in goodwill for 2007 from €882.0 million to €862.2 million is due to the subsequent reduction of ISE's tax rate, which was calculated only on a preliminary basis at the acquisition date. See note 2 for further details.

Since the ISE goodwill had been calculated in US dollars, an exchange rate difference of €39.9 million occurred in 2008.

Assumptions on volumes in index and interest rate derivatives and volumes in the US equity options market were the key criteria used to determine the values in use.

Cash flows were projected over a three-year period (2009 to 2011) for European as well as American activities. Cash flow projections beyond this period are extrapolated assuming a 4.0 percent growth rate for European as well as for US activities. The pre-tax discount rate used is 10.4 percent.

Clearstream

Assumptions on assets held in custody, transaction volumes and market interest rates were the key criteria used to determine Clearstream's value in use.

Cash flows are projected over a five-year period (2009 to 2013). Cash flow projections beyond 2013 are extrapolated assuming a 4.0 percent (2007: 4.0 percent) perpetual annuity. The pre-tax discount rate used is 13.4 percent (2007: 11.9 percent).

Other intangible assets

Changes in other intangible assets

	ISE's exchange license €m	Member relationships ISE €m	ISE's market data customer relationships €m	ISE trade name €m	Miscellaneous intangible assets €m	Total €m
Balance as at 31 Dec. 2007	299.1	951.5	54.4	20.4	1.4	1,326.8
Differences in foreign exchange	13.8	42.1	2.4	0.8	0.1	59.2
Amortization	0	-31.2	-1.8	-2.0	-0.1	-35.1
Balance as at 31 Dec. 2008	312.9	962.4	55.0	19.2	1.4	1,350.9
Remaining amortization period (years)	n.a.	29.0	29.0	9.0		

Exchange license

In the course of the purchase price allocation carried out in December 2007, the greenfield approach was used to determine the fair value of the exchange license. The exchange license, granted in 2000 by the U.S. Securities and Exchange Commission, permits the ISE subgroup to operate as a regulated securities exchange in the United States. This asset meets the IFRS criterion for recognition separately from goodwill.

The exchange license held by the ISE subgroup is estimated to have an indefinite useful life. This results from the fact that the license itself does not have a finite term and Eurex management expects to maintain the license as part of its overall business strategy.

The exchange license does not generate cash flows largely independent from those generated by the ISE subgroup as a whole. Consequently, the exchange license has been allocated to the ISE subgroup as the cash-generating unit. The net carrying amount of the exchange license as at 31 December 2008 was €312.9 million.

Member relationships and market data customer relationships
The ISE subgroup has established relationships with a number of members responsible for providing order flow, facilitating orderly trading in the different listed options products traded on the exchange. As such, the activities of the participants are responsible for generating the transaction and membership fees earned by the exchange. Furthermore ISE has established relationships with OPRA (Option Price Reporting Authority) and with a number of individual customers who directly purchase ISE's proprietary market data products. In December 2007, the excess earnings method was used to calculate the fair value of the member relationships as well as the market data customer relationships. Both assets meet the separability and contractual criteria for the recognition of an intangible asset separate from goodwill and are amortized over 30 years using the straight-line method.

Trade name ISE
The ISE trade name is well recognized in the marketplace and it is likely that market participants would continue to use the ISE name given the investment to date in the brand. As the trade name is registered, it meets the IFRS criterion for recognition separately from goodwill. Measurement is based in this case on the so-called relief-from-royalty method. In line with the PPA result from December 2007, the asset is amortized over ten years using the straight-line method.

The above-mentioned intangible assets were tested for impairment at the end of the year in accordance with IAS 36.30 "Value in Use". Key assumptions made here were based on the expected volumes on the US options market. Cash flows are projected over a five-year period (2009 to 2013). A 5.0 percent growth rate was assumed beyond 2013. The pre-tax discount rate used is 11.0 percent.

14. Property, plant and equipment

Property, plant and equipment

	Land and buildings €m	Fixtures and fittings €m	Computer hardware, operating and office equipment €m	Payments on account and construction in progress €m	Total €m
Historical cost as at 1 Jan. 2007	**128.7**	**85.4**	**257.6**	**4.3**	**476.0**
Changes in the basis of consolidation	-128.7	-40.7	0	0	-169.4
Additions	0	1.8	42.3	0.4	44.5
Disposals	0	0	-9.2	0	-9.2
Reclassifications	0	2.0	2.3	-4.3	0
Historical cost as at 31 Dec. 2007	**0**	**48.5**	**293.0**	**0.4**	**341.9**
Changes in the basis of consolidation	0	0	-0.1	0	-0.1
Additions	0	15.7	34.8	3.9	54.4
Disposals	0	0	-10.2	0	-10.2
Reclassifications	0	0	0.3	-0.3	0
Exchange rate differences	0	0.2	0	0	0.2
Historical cost as at 31 Dec. 2008	**0**	**64.4**	**317.8**	**4.0**	**386.2**
Depreciation and impairment losses as at 1 Jan. 2007	**9.4**	**38.9**	**192.2**	**0**	**240.5**
Changes in the basis of consolidation	-11.9	-19.4	0	0	-31.3
Depreciation	2.5	7.5	33.6	0	43.6
Disposals	0	0	-9.2	0	-9.2
Depreciation and impairment losses as at 31 Dec. 2007	**0**	**27.0**	**216.6**	**0**	**243.6**
Depreciation	0	7.4	36.1	0	43.5
Disposals	0	0	-10.0	0	-10.0
Exchange rate differences	0	0.1	0.1	0	0.2
Depreciation and impairment losses as at 31 Dec. 2008	**0**	**34.5**	**242.8**	**0**	**277.3**
Carrying amount as at 1 Jan. 2007	119.3	46.5	65.4	4.3	235.5
Carrying amount as at 31 Dec. 2007	0	21.5	76.4	0.4	98.3
Carrying amount as at 31 Dec. 2008	**0**	**29.9**	**75.0**	**4.0**	**108.9**

15. Financial assets

Financial assets

	Investments in associates €m	Other equity investments €m	Receivables and securities from banking business €m	Other financial instruments €m	Other loans €m
Historical cost as at 1 Jan. 2007	**44.4**	17.4	288.1	8.0	0.1
Changes in the basis of consolidation	9.5	0	0	0	0
Additions	0.3	36.3	288.6	0	0.2
Disposals	-1.4	0	-50.9	0	-0.2
Reclassification	0.2	-0.2	0	0	0
Historical cost as at 31 Dec. 2007	**53.0**	**53.5**	**525.8**	**8.0**	0.1
Additions	124.7	10.9	333.3	0	0
Disposals	-7.4	0	-19.9	0	-0.1
Reclassification	0	0	-76.1[1]	0	0
Exchange rate differences	-1.6	0	0.8	0	0
Historical cost as at 31 Dec. 2008	**168.7**	**64.4**	**763.9**	**8.0**	**0**
Revaluation as at 1 Jan. 2007	**-11.0**	**-1.2**	**-4.7**	**3.9**	**0**
Disposals of impairment losses	-0.2	0	0	0	0
Net income from equity method measurement[2]	-4.8	0	0	0	0
Currency translation differences recognized in income statement	0	0	-2.3	0	0
Other fair value changes recognized in profit or loss[3]	0	0	-0.8	0	0
Other fair value changes recognized directly in equity	0	14.5	0	0	0
Market price changes recognized directly in equity	0	0	-3.1	0.6	0
Currency translation differences recognized directly in equity	-1.1	0	0	0	0
Revaluation as at 31 Dec. 2007	**-17.1**	**13.3**	**-10.9**	**4.5**	**0**
Net income from equity method measurement[2]	5.0	0	0	0	0
Other fair value changes recognized in profit or loss[2]	0	-4.4	0	0	0
Other fair value changes recognized directly in equity	0	-20.5	0	0	0
Market price changes recognized directly in equity	0	0	2.5	-5.7	0
Market price changes recognized in profit or loss[3]	0	0	4.8	0	0
Reclassification	0	0	-4.0[1]	0	0
Revaluation as at 31 Dec. 2008	**-12.1**	**-11.6**	**-7.6**	**-1.2**	**0**
Carrying amount as at 1 Jan. 2007	33.4	16.2	283.4	11.9	0.1
Carrying amount as at 31 Dec. 2007	35.9	66.8	514.9	12.5	0.1
Carrying amount as at 31 Dec. 2008	**156.6**	**52.8**	**756.3**	**6.8**	**0**

1) Reclassified as current receivables and securities from banking business
2) Included in the result from equity investments (see note 10)
3) Included in net interest income from banking business

For details on revaluations and market price changes recognized directly in equity, see also note 23.

Other equity investments include available-for-sale shares.

In the year under review, impairment losses amounting to €10.0 million were recognized in the income statement, €5.6 million of which related to the loss in the value of listed shares. The remaining €4.4 million is attributable to unlisted equity instruments whose fair value cannot be reliably determined. The loss in the value of these instruments was estimated on the basis of the average loss in performance compared with other market participants.

As in the previous year, no impairment losses on securities from banking business and other securities were recognized in the year under review.

Composition of receivables and securities from banking business

	Total amounts		thereof with remaining maturity of 12 months or less	
	31 Dec. 2008 €m	31 Dec. 2007 €m	31 Dec. 2008 €m	31 Dec. 2007 €m
Fixed-income securities				
from sovereign issuers	189.3	87.1	0	13.7
from multilateral banks	32.4	68.1	0	6.8
from other credit institutions	197.9	159.7	0	0
from regional or local public bodies	136.7	0	0	0
Other receivables[1]	200.0	200.0	0	0
Total	**756.3**	**514.9**	**0**	**20.5**

1) Fully secured through total return swaps

Securities from banking business include financial instruments listed on a stock exchange amounting to €556.3 million (2007: €314.9 million).

In 2007, depreciation of €4.9 million was recognized for investment property sold in that year.

16. Other noncurrent assets

Composition of other noncurrent assets

	31 Dec. 2008 €m	31 Dec. 2007 €m
Insurance recoverables	8.0	7.8
Surplus from defined benefit pension plans	5.1	2.3
Other derivative assets	0.4	0.7
Derivatives used for hedging purposes	0	7.4
Miscellaneous	0	0.1
Total	**13.5**	**18.3**

Derivatives are presented in detail in note 17; defined benefit pension plans are explained in detail in note 25.

€0.8 million (2007: €1.8 million) of insurance recoverables was pledged to the IHK (Industrie- und Handelskammer, the Chamber of Commerce) Frankfurt/Main.

17. Derivatives and hedges

Deutsche Börse Group generally uses derivative financial instruments to hedge existing or highly probable underlying transactions. The derivatives are included in the positions other noncurrent assets and other current assets, other noncurrent liabilities and other current liabilities as well as receivables and securities from banking business and liabilities from banking business.

Derivatives (fair value)

	Note	Assets 31 Dec. 2008 €m	Assets 31 Dec. 2007 €m	Note	Liabilities 31 Dec. 2008 €m	Liabilities 31 Dec. 2007 €m
Fair value hedges						
noncurrent	16	0	2.9		-4.2	0
current		0	0	31	-0.1	0
Cash flow hedges						
noncurrent	16	0	4.5		-1.2	-1.0
current	19, 21	9.1	8.2	33	-0.6	-3.4
Derivatives held for trading						
noncurrent	16	0.4	0.7		-0.4	-0.7
current	19, 21	2.1	0.8	31	-92.9	0
Total		11.6	17.1		-99.4	-5.1

Private placements denominated in US dollars that were designated as currency risk hedges of the net investment in ISE are presented under "interest-bearing liabilities". Please refer to "Hedges of a net investment" further below for details.

Fair value hedges
Interest rate swaps, under which a fixed interest rate is paid and a variable rate is received, have been used to hedge the value of certain fixed-rate available-for-sale financial instruments (fair value hedges).

The following table gives an overview of the notional amount of the positions covered by fair value hedges at 31 December 2008 and the corresponding weighted average interest rates:

Outstanding positions fair value hedges

		31 Dec. 2008	31 Dec. 2007
Notional amount of pay-fixed interest rate swaps	€m	165.7	185.6
Fair value of pay-fixed interest rate swaps	€m	-4.3	2.9
Average pay rate in the reporting period	%	3.97	3.88
Average receive rate in the reporting period	%	4.88	4.33

The gains and losses on the positions covered by fair value hedges and the hedging instruments are indicated in the following table:

Gains/losses by fair value hedges

	31 Dec. 2008 €m	31 Dec. 2007 €m
Gains/(losses) on hedged items	7.1	-1.4
(Losses)/gains on hedging instruments	-7.1	1.4
Net hedging ineffectiveness	0	0

Cash flow hedges

Interest rate swaps, under which a variable rate of interest is paid and a fixed rate is received, are used to hedge part of the expected cash flows from the investment of cash balances from the settlement business (cash flow hedges).

The Clearstream subgroup entered into interest rate swaps in 2008 to hedge approximately 36 percent of the expected euro cash flows (2007 for 2008: 19 percent) from the investment of cash balances during the period from 17 October 2008 until 27 December 2009. US dollar cash flows for 2009 have not been hedged (2007 for 2008: 33 percent).

Hedging relationships refer to interest rate swaps entered in 2008 to hedge 2008 and 2009 interest rate risk. Interest rate swaps entered in 2007 to hedge 2008 interest rate risk ceased to be highly effective in October 2008. Those interest rate swaps have therefore been reclassified from hedging to held for trading.

Outstanding positions interest rate swaps

		31 Dec. 2008	31 Dec. 2007
Notional amount of pay-variable interest rate swaps	€m	500.0	1,415.6
Fair value of pay-variable interest rate swaps	€m	8.1	3.5
Average pay rate in the reporting period	%	2.97	4.97
Average receive rate in the reporting period	%	3.24	4.77

Composition of outstanding positions

Currency	Notional amount	Equivalent		Term		Receive rate
		2008	2007	from	until	
	million	€m	€m			%
US$	600.0	0	407.8	5 Jan. 2007	5 Jan. 2008	5.2644
US$	600.0	0	407.8	4 Jan. 2008	5 Jan. 2009	5.2925
€	300.0	0	300.0	5 Jan. 2007	5 Jan. 2008	3.8400
€	300.0	0	300.0	4 Jan. 2008	5 Jan. 2009	4.3300
€	500.0	500.0	0	17 Oct. 2008	27 Dec. 2009	3.2400

The interest rate swaps (notional amount as at 31 December 2007: €536.0 million; fair value as at 31 December 2007: €1.6 million) entered into in 2007 and 2008 to hedge interest rate risks arising from the debt financing of ISE shares were closed out at the time of the long-term refinancing (please refer to note 28 for details). The amount recognized in the revaluation surplus is allocated to the original term of long-term refinancing.

Owing to the lower level of interest rates, the swaptions traded in 2007 were not exercised (notional amount as at 31 December 2007: €436.0 million; fair value as at 31 December 2007: €3.2 million).

The money market swap with a notional amount of €1.0 billion entered into in 2007 to hedge current interest rate risk was implemented during the year under review.

A forward foreign exchange transaction in the notional amount US$45.0 million was entered into to repay the short-term loan taken out as part of the ISE acquisition. The transaction was closed by 31 December 2008.

In addition, Deutsche Börse AG hedged a portion of the expected US dollar cash flows in 2008 by using forward foreign exchange transactions against a devaluation of the US dollar. Two forward foreign exchange transactions in the amount of US$17.0 million each were sold against receipt of euros.

In addition, there were the following outstanding transactions to hedge a subsidiary's pound sterling functional currency as at the balance sheet date:

Outstanding positions of forward foreign exchange transactions in US$ against £

		31 Dec. 2008	31 Dec. 2007
Notional amount of forward foreign exchange transactions	US$m	11.7	0
Fair value of forward foreign exchange transactions	€m	-1.8	0

€0.6 million of the negative fair value is reported under "other current liabilities" and €1.2 million under "other noncurrent liabilities".

Composition of outstanding positions

Currency	Notional amount	Equivalent		Term		Agreed exchange rate
		2008	2007	from	until	
	million	£ million	£ million			
US$	3.9	2.0	–	2 June 2008	8 Sep. 2009	1.9038
US$	3.9	2.1	–	2 June 2008	7 Sep. 2010	1.8771
US$	3.9	2.1	–	2 June 2008	6 Sep. 2011	1.8614

In addition, in 2008 the Clearstream subgroup entered into forward foreign exchange transactions in order to hedge part of the expected euro cash flows from US dollar sales revenue at risk from a weaker US dollar. In February 2008, the Clearstream subgroup entered into ten such transactions amounting to US$4.5 million each that all matured at the end of each month in the period from March 2008 to December 2008 to hedge the risk arising in 2008. In October 2008, the Clearstream subgroup entered into twelve similar transactions, amounting to US$3.0 million each that all mature at the end of each month in the period from January 2009 to December 2009 to hedge the risk arising in 2009. The contracts had a positive fair value of €1.0 million as at 31 December 2008 and were included in the "current receivables and securities from banking business" item (see note 19).

Development of cash flow hedges

	2008 €m	2007 €m
Cash flow hedges as at 1 January	8.3	0.3
Amount recognized in equity during the year	15.3	-78.3
Amount recognized in profit or loss during the year[1]	-9.2	-3.0
Ineffective hedge portion recognized in profit or loss[2]	-2.3	-0.8
Premium paid	0	3.2
Realized (gains)/losses	-4.8	86.9
Cash flow hedges as at 31 December	7.3	8.3

1) Thereof ineffective amounts of €0 million (2007: €1.8 million), disclosed under other operating expenses
2) Disclosed under net interest income from banking business (€2.1 million) as well as under financial result (€0.2 million; 2007: €0.8 million)

Hedges of a net investment

In connection with the private placement in the USA, the bonds of the series A to C were designated as hedges against currency risk arising from the translation of the foreign functional currency US dollar into euro in order to hedge the net investment in the ISE subgroup.

Composition of private placement[1]

Type	Issue volume	Equivalent		Term	
		as at 31 Dec. 2008	as at emission	from	until
	US$m	€m	€m		
Series A	170.0	120.9	110.2	12 June 2008	10 June 2015
Series B	220.0	156.4	142.7	12 June 2008	10 June 2018
Series C	70.0	49.8	45.4	12 June 2008	10 June 2020
Total	**460.0**	**327.1**	**298.3**		

1) Presented under the item "interest-bearing liabilities". See note 28 as well as the Group management report.

Effective changes in exchange rates from the private placement are reported in the balance sheet item "accumulated profit", as are exchange rate differences from the translation of foreign subsidiaries. €28.6 million was recognized in this item directly in equity during the reporting year. There was no ineffective portion of the net investment hedges in 2008.

Derivatives held for trading

Foreign exchange swaps as at 31 December 2008 expiring in less than three months with a notional value of €2,004.7 million (2007: €222.4 million) had a negative fair value of €92.9 million (2007: positive €0.3 million). These swaps were entered into to convert foreign currencies received through the issue of commercial paper from the banking business into euros, and to hedge short-term foreign currency receivables and liabilities in euros. These are reported under "liabilities from banking business" in the balance sheet (2007: under "receivables and securities from banking business"), see also note 31.

Interest rate swaps listed below were classified as cash flows hedges until October 2008, when the corresponding hedging relationships ceased to qualify as highly effective hedges under IAS 39 and the interest rate swaps were consequently reclassified under held for trading.

Outstanding positions interest rate swaps

		31 Dec. 2008	31 Dec. 2007
Notional amount of pay-fixed interest rate swaps	€m	726.7	0
Fair value of pay-fixed interest rate swaps	€m	0.3	0
Average pay rate in the reporting period	%	3.62	0
Average receive rate in the reporting period	%	4.99	0

Average pay and receive rates mentioned above correspond to the average over the whole year 2008, including the period until end of September 2008 over which they were considered as hedging instruments under highly effective hedge relationships.

Composition of outstanding positions

Currency	Notional amount	Equivalent		Term		Receive rate
		as at 31 Dec. 2008	as at 31 Dec. 2007	from	until	
	million	€m	€m			%
US$	600.0	426.7	0	4 Jan. 2008	5 Jan. 2009	5.2925
€	300.0	300.0	0	4 Jan. 2008	5 Jan. 2009	4.3300

Due to the redemption of US$130.0 million of the interim financing of the ISE acquisition on 18 July 2008, a currency swap amounting to US$34.0 million was concluded. It was settled on 1 August 2008.

During the reporting period, a currency swap was entered into in the notional amount of US$12.6 million. The transaction related to a coupon payment for the long-term refinancing of the ISE acquisition.

As at 31 December 2008, there were two forward foreign exchange transactions in US dollars that are currently classified as held for trading, since they did not meet the requirements for hedge accounting at the balance sheet date. These transactions are intended to hedge a future foreign currency receivable within the Group which had not yet arisen at the balance sheet date. Both forward foreign exchange transactions will be designated as cash flow hedges when the receivable is recognized.

Outstanding positions of forward foreign exchange transactions in US$ against €

		31 Dec. 2008	31 Dec. 2007
Notional amount of forward foreign exchange transactions	US$m	80.0	–
Fair value of forward foreign exchange transactions	€m	1.8	–

Composition of outstanding positions

Currency	Notional amount	Equivalent		Term		Agreed exchange rate
		as at 31 Dec. 2008	as at 31 Dec. 2007	from	until	
	million	€m	€m			
US$	40.0	29.7	–	16 Oct. 2008	3 Aug. 2009	1.3467
US$	40.0	29.8	–	16 Oct. 2008	30 Dec. 2009	1.3439

18. Financial instruments of Eurex Clearing AG

Composition of financial instruments of Eurex Clearing AG

	31 Dec. 2008 €m	31 Dec. 2007 €m
Options[1]	37,724.9	18,595.4
Forward transactions in bonds and repo transactions	83,315.9	41,771.4
Other	643.5	57.2
Total	121,684.3	60,424.0

1) Fair value of traditional options and option premiums for future-style options

Receivables and liabilities that may be offset against a clearing member are reported net.

See note 43 for details on the deposited collateral held by Eurex Clearing AG relating to its financial instruments.

19. Current receivables and securities from banking business

In addition to noncurrent receivables and securities from banking business that are classified as noncurrent financial assets (see note 15), the following receivables and securities from banking business, attributable solely to the Clearstream subgroup, were classified as current assets as at 31 December 2008.

Composition of current receivables and securities from banking business

	31 Dec. 2008 €m	31 Dec. 2007 €m
Loans to banks and customers		
Reverse repurchase agreements	2,910.9	2,278.4
Money market lendings	2,876.7	5,629.5
Balances on nostro accounts	1,349.2	711.2
Overdrafts from settlement business	722.3	799.8
	7,859.1	9,418.9
Available-for-sale fixed-income securities – money market instruments	147.2	135.2
Available-for-sale debt instruments	331.9	0
Interest receivables	80.4	65.3
Forward foreign exchange transactions[1]	1.0	0.3
Interest rate swaps – cash flow hedges[1]	8.1	0
Interest rate swaps – held for trading[1]	0.3	0
Total	8,428.0	9,619.7

1) See note 17.

Overdrafts from settlement business represent short-term loans of up to two days' duration that are usually secured by collateral. Potential concentrations of credit risk are monitored against counterparty credit limits (see note 43).

Remaining maturity of loans to banks and customers

	31 Dec. 2008 €m	31 Dec. 2007 €m
Less than 3 months	7,859.1	9,212.2
3 months to 1 year	0	206.7
Total	7,859.1	9,418.9

All of the money market instruments held as at 31 December, 2008 and 2007, were issued by sovereign or sovereign-guaranteed issuers and were not listed. As at 31 December 2008, the remaining maturity was more than three months and less than one year (31 December 2007: less than three months).

Available-for-sale fixed-income securities with a remaining maturity not exceeding one year are included under current receivables and securities from banking business. This caption also includes a put option exercised on 9 February 2009. The fair value of the put option has not been recognized separately due to immateriality.

Remaining maturity of available-for-sale debt instruments

	31 Dec. 2008 €m	31 Dec. 2007 €m
Less than 3 months	100.0	0
3 months to 1 year	231.9	0
Total	331.9	0

In general, there were no early call rights in the loans extended.

20. Development of allowance against trade receivables

As in the previous year, there were no trade receivables due after more than one year as at 31 December 2008.

Allowance account

	€m
Balance as at 1 Jan. 2007	6.3
Additions	1.0
Utilization	-1.0
Reversal	-1.4
Balance as at 31 Dec. 2007	4.9
Additions	7.6
Utilization	-0.9
Reversal	-0.8
Balance as at 31 Dec. 2008	10.8

Uncollectible receivables of €0.2 million for which no allowance accounts had previously been recognized were derecognized in 2008 (2007: €0.1 million).

21. Other current assets

Composition of other current assets

	31 Dec. 2008 €m	31 Dec. 2007 €m
Tax receivables (excluding income taxes)	17.2	18.6
Prepaid expenses	13.4	13.7
Other receivables from CCP transactions	9.8	246.4
Collection business of Deutsche Börse Systems AG	8.3	5.6
Interest receivables	2.4	1.5
Forward foreign exchange transactions	1.8	0
Cash flow hedges	0	8.2
Miscellaneous	7.6	7.9
Total	**60.5**	**301.9**

For details on forward foreign exchange transactions reported under other current assets, see note 17.

22. Restricted bank balances

Amounts reported separately under liabilities as cash deposits by market participants are restricted. Such amounts adding up to €10,220.7 million (2007: €3,797.2 million) are mainly invested via bilateral or triparty reverse repurchase agreements and in the form of overnight deposits at banks (restricted bank balances). Government or government-guaranteed bonds, mortgage bonds and bank bonds with an external rating of at least AA– are accepted as collateral for the reverse repurchase agreements.

Cash funds amounting to €144.0 million (2007: €424.5 million) attributable to the Clearstream subgroup are restricted due to minimum reserve requirements.

23. Equity

Changes in equity are presented in the consolidated statement of changes in equity. 5,000,000 shares previously acquired under the share buy-back program were retired in March 2008. As at 31 December 2008, the number of no-par value shares of Deutsche Börse AG issued was 195,000,000 (31 December 2007: 200,000,000).

The transaction costs from the buy-back of treasury shares, less attributable taxes, in the amount of €0.1 million (2007: €0.1 million) were taken directly to equity.

Subject to the agreement of the Supervisory Board, the Executive Board is authorized to increase the subscribed share capital by the following amounts:

Composition of authorized share capital

	Amount in €	Date of authorization by the shareholders	Expiry date	Existing shareholders' pre-emptive rights may be disapplied for fractioning and/or may be disapplied if the share issue is:
Authorized share capital I	5,200,000	24 May 2006	23 May 2011	against non-cash contributions for the purpose of acquiring companies, parts of companies, interests in companies, or other assets
Authorized share capital II	14,800,000	21 May 2008	20 May 2013	for cash at an issue price not significantly lower than the stock exchange price up to a maximum amount of 10 percent of the nominal capital to issue new shares to employees or subsidiaries' employees with a pro rata amount of the share capital of up to a total of €3 million under a Group Share Plan against non-cash contributions for the purpose of acquiring companies, parts of companies, interests in companies, or other assets
Authorized share capital IV	6,000,000	11 May 2007	10 May 2012	for the issuance of up to 900,000 new shares per year to Executive Board members and employees of the Company as well as to the management and employees of affiliated companies within the meaning of the Aktiengesetz (AktG, German Stock Corporation Act) sections 15ff.

In addition to authorized share capital I, II and IV, the Company has a contingent capital I, which allows it to issue up to 6,000,000 shares to settle stock options under the Group Share Plan (see note 46).

There were no further subscription rights for shares as at 31 December 2008 or 31 December 2007.

Revaluation surplus

The revaluation surplus results from the revaluation of securities and other current and noncurrent financial instruments at their fair value less deferred taxes, as well as the value of the stock options under the Group Share Plan and the stock options under the Share Bonus Plan for which no cash settlement was provided at the balance sheet date (see note 46).

Revaluation surplus

	Other equity investments (financial assets) €m	Securities from banking business (financial assets) €m	Other financial instruments (financial assets) €m	Current securities from banking business €m	Cash flow hedges €m	Equity options (GSP and ATP) €m	Total €m
Balance as at 1 Jan. 2007	0.7	7.0	3.9	0	0.1	1.2	12.9
Fair value measurement	14.5	-3.1	0.6	0	-78.3	0	-66.3
Increase in share-based payments	0	0	0	0	0	4.6	4.6
Reversal to profit or loss	0	-3.2	0	0	-3.0	0	-6.2
Reclassification directly in equity[1]	0	0	0	0	86.9	0	86.9
Deferred taxes	0	1.9	0	0	-1.7	0	0.2
Balance as at 31 Dec. 2007	15.2	2.6	4.5	0	4.0	5.8	32.1
Fair value measurement	-20.5	2.5	-5.7	3.1	15.3	0	-5.3
Increase in share-based payments	0	0	0	0	0	11.0	11.0
Reversal to profit or loss	5.6	-2.3	0	-0.1	-9.2	0	-6.0
Deferred taxes	-0.1	0.4	0	-1.2	-1.6	0	-2.5
Balance as at 31 Dec. 2008	0.2	3.2	-1.2	1.8	8.5	16.8	29.3

1) Reclassified as accumulated profit

Overall, deferred taxes amounting to €–5.6 million (2007: €–3.1 million) were recognized in the revaluation surplus.

Accumulated profit

The "accumulated profit" item includes exchange rate differences amounting to €5.5 million (2007: €–36.2 million). €70.3 million was added due to currency translation for foreign subsidiaries in the year under review (2007: €–38.2 million) and €28.6 million was withdrawn relating to a net investment hedge that was used to hedge the net investment in ISE against currency risk (2007: €0 million).

Capital management program

The purpose of the capital management program is the analysis of the balance sheet structure and an increase in capital efficiency. Deutsche Börse Group's business operations, and in particular its securities custody and settlement activities, depend on a strong credit rating. In order to safeguard the current rating of its securities custody and settlement subsidiary Clearstream Banking S.A., the parent company Deutsche Börse AG has publicly declared its intention to comply with certain key performance indicators that the Company believes correspond to an AA rating. For example, the so-called tangible equity (equity less intangible assets) should not fall below €700 million at Clearstream International S.A., and €250 million at Clearstream Banking S.A. An additional goal is to maintain the profit participation rights of €150 million issued by Clearstream Banking S.A. to Deutsche Börse AG.

Deutsche Börse Group pursues the objective to maintain an interest coverage ratio (ratio of EBITDA to interest expenses from financing activities) of at least 16 at the Group level. For the Clearstream subgroup, the objective is to maintain an interest coverage ratio of at least 25, insofar as the financial liabilities result from non-banking business.

Available equity that is surplus to requirements will be distributed to shareholders in the form of dividend payments or as part of a share buy-back program: both the planned dividend distribution ratio of 40 to 60 percent of consolidated net income for the year and the intended share buy-backs are subject to capital and investment requirements and general liquidity considerations.

Relevant key performance indicators of the capital management program

		2008	2007
Interest coverage ratio Deutsche Börse Group		18.9	64.4
Interest coverage ratio Clearstream subgroup[1]		–	–
Tangible equity Clearstream International S.A. (as at balance sheet date)	€m	720.6	828.4
Tangible equity Clearstream Banking S.A.[2] (as at balance sheet date)	€m	663.3	614.5

1) As in the previous year, there were no financial liabilities from non-banking business during the year.
2) Including €150.0 million from profit participation rights issued by Clearstream Banking S.A. to Deutsche Börse AG

Interest expenses used to calculate the interest coverage ratio include the consolidated interest costs of financing, but exclude interest costs relating to the Group's financial institution companies, including but not limited to Clearstream Banking S.A. and Clearstream Banking AG as well as Eurex Clearing AG, and exclude interest charges not related to financing. 50 percent of the interest expense on the hybrid bond issued in 2008 is excluded from the interest coverage calculation reflecting the assumed equity component of the hybrid bond.

Regulatory capital requirements and regulatory capital ratios

The Clearstream subgroup and the Group companies Clearstream Banking S.A. and Clearstream Banking AG as well as Eurex Clearing AG are subject to solvency supervision by the Luxembourg or German banking supervisory authorities (Commission de Surveillance du Secteur Financier, CSSF, and Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, respectively). All Group companies are non-trading-book institutions. Market risk positions consist only of a relatively small open foreign currency position. As a result of the Group companies' specific businesses, their risk-weighted assets are subject to sharp fluctuations and their solvency ratios are correspondingly volatile.

Modified capital requirements have been in force in the European Economic Area (EEA) since 1 January 2007. They have been implemented in national regulations to reflect the 2006 EU Banking and Capital Requirements Directives and are based on the "Basel II" rules.

2007 was a transitional year for the introduction of the new capital requirements rules: they were not required to be applied in 2007. Deutsche Börse Group applies the standardized approach for credit risk across the entire Group. Eurex Clearing AG uses the Basic Indicator Approach for operational risk, while the Clearstream subgroup applies the AMA (Advanced Measurement Approach). Eurex Clearing AG has applied the new German rules since 1 January 2007, while the Clearstream subgroup has applied the new Luxembourg and German rules only since 2008 because of the considerably greater implementation effort necessitated by the significantly larger number of customers and the fact that the AMA could only be used from 1 January 2008. On 11 January 2008, Clearstream International S.A. received permission from the CSSF to use the AMA with effect from 1 January 2008.

Deutsche Börse Group companies have only a limited amount of Tier 2 regulatory capital. To enhance comparability, the solvency ratio was determined in accordance with the requirements for the overall capital ratio under German law. The overall capital ratio must be a minimum of 8 percent. The Group companies' capital resources adequately reflect the fluctuation in risk-weighted assets, which can lead to extremely high overall capital ratios. The disclosures for Eurex Clearing AG for 2007 already include the regulatory capital requirements for covering operational risk. Operational risk for the Clearstream companies was covered in 2007 by adequate capital resources, whereas the amounts resulting from the regulatory requirements were included for 2008.

The regulatory capital requirements for operational risk were €177 million for the Clearstream subgroup at the end of 2008 (Clearstream Banking S.A.: €114 million, Clearstream Banking AG: €64 million). The global financial crisis did not have any significant effects on regulatory capital requirements in the Clearstream subgroup.

Owing to the increased market volatility and the situation in the money markets as a result of the global financial crisis, the clearing members of Eurex Clearing AG deposited considerably more collateral. Unusual market events in the period between the end of September and the beginning of November led to an overnight portfolio of cash collateral that peaked at a total of over €30 billion (before the financial market crisis: normally around €3 to 6 billion). A significant portion of the collateral was contributed as intraday margins late in the day. Due to the general market situation, the large volumes and the timing of the cash inflow, it was not possible to invest significant portions of these funds on a secured basis, which led to a sharp increase in regulatory capital requirements. As a result, Eurex Clearing AG increased its capital in two steps by a total of €60 million. In addition, various measures for increasing secured deposits were implemented and funds were deposited at central banks. Finally, the calming of the markets at the end of the year resulted in a significant reduction overall in cash collateral, and in particular in intraday margins (for more information, see also note 43). The regulatory capital requirements for Eurex Clearing AG's operational risk increased slightly year-on-year to €14 million (2007: €13 million).

The regulatory minimum requirements were generally complied with at all times by all companies during the year under review and in the period up to the preparation of the financial statements. Eurex Clearing AG's capital fell below minimum requirements on two trading days as a result of the extreme market conditions described above; however, this did not result in any regulatory measures owing to the extreme market situation and the steps that were implemented.

Regulatory capital ratios

	Own funds requirements		Regulatory equity		Solvency ratio[1]	
	31 Dec. 2008 €m	31 Dec. 2007 €m	31 Dec. 2008 €m	31 Dec. 2007 €m	31 Dec. 2008 %	31 Dec. 2007 %
Clearstream subgroup	287.1	170.6	659.3	665.9	18.4	31.2
Clearstream Banking S.A.	221.6	159.4	397.9	363.0	14.4	18.2
Clearstream Banking AG	86.7	24.3	149.7	149.6	13.8	49.3
Eurex Clearing AG[2]	16.0	17.7	110.8	50.4	55.4	22.8

1) Overall capital ratio, recalculated in accordance with the German regulations where necessary
2) Disclosures for Eurex Clearing AG for 2007 in accordance with the new regulations including capital requirements for operational risk

On 16 January 2007, Eurex Clearing AG received regulatory approval by the Financial Services Authority (FSA) in the UK as a Recognised Overseas Clearing House (ROCH). The FSA expects regulatory capital equivalent to at least half the operating expenses of the previous year to be maintained. This corresponds to €40.6 million as at 31 December 2008 (2007: €46.3 million).

24. Shareholders' equity and appropriation of net profit of Deutsche Börse AG

The annual financial statements of the parent company Deutsche Börse AG, prepared as at 31 December 2008 in accordance with the provisions of the Handelsgesetzbuch (HGB, the German Commercial Code), report net profit for the year of €971.2 million (2007: €773.6 million) and shareholders' equity of €2,114.4 million (2007: €1,916.3 million). Reflecting the deferred tax assets recognized in accordance with HGB section 274 (2), an amount of €1.4 million (2007: €7.5 million) is reported in retained earnings to limit capital distribution.

The year-on-year increase in the net profit for 2008 relates mainly to significantly higher dividend payments from Clearstream International S.A. as against the previous year. These dividends received included the profit from the sale of buildings generated in 2007. Other factors were the growth in sales revenue due to higher trading volumes, the substantial reduction in total costs and the significantly lower tax expense due to the decline in the tax rate. However, the net profit for the year was impacted by the higher interest expenses required to finance the acquisition of ISE.

Proposal on the appropriation of the unappropriated surplus

	31 Dec. 2008 €m	31 Dec. 2007 €m
Net profit for the year	971.2	773.6
Appropriation to other retained earnings in the annual financial statements	-471.2	-348.6
Unappropriated surplus	500.0	425.0
Proposal by the Executive Board:		
Distribution of a dividend to the shareholders of €2.10 per share for 185,803,927 no-par value shares carrying dividend rights (in 2008 from net profit for 2007: €2.10)	390.2	403.0
Appropriation to retained earnings	109.8	22.0

The proposed dividend for 2008 corresponds to a distribution ratio of 37.8 percent of the consolidated net income (2007: 44.2 percent).

No-par value shares carrying dividend rights

	Number
Number of shares issued as at 31 December 2007	200,000,000
Shares acquired under the share buy-back program and retired in March 2008	-5,000,000
Number of shares issued as at 31 December 2008	195,000,000
Shares acquired under the share buy-back program and scheduled to be retired	-9,209,401
Number of shares outstanding as at 31 December 2008	185,790,599
Shares issued under the Group Share Plan prior to the preparation date of the financial statements	13,328
Total	185,803,927

The proposal on the appropriation of the unappropriated surplus reflects treasury shares held directly or indirectly by the Company that are not eligible to receive dividends under section 71b of the Aktiengesetz (AktG, the German Stock Corporation Act). The number of shares eligible to receive dividends can change up until the Annual General Meeting through the repurchase of further shares (irrespective of whether or not such shares are subsequently retired) or through the sale of treasury shares. In this case, without changing the dividend of €2.10 per eligible share, an amended resolution for the appropriation of surplus will be proposed to the Annual General Meeting.

25. Provisions for pensions and other employee benefits

Provisions for pension plans and other employee benefits are measured annually at the balance sheet date using actuarial methods. The following assumptions were applied to the calculation of the actuarial obligations for the pension plans:

Actuarial assumptions

	31 Dec. 2008 %	31 Dec. 2007 %
Discount rate	6.25	5.25
Expected return on plan assets[1]	5.25 / 5.85	5.55 / 6.15
Salary growth	3.50	3.50
Pension growth[2]	1.75 / 2.50	1.75 / 2.50
Staff turnover rate[3]	2.00	2.00

1) Expected return in 2008 for 2009: Germany 5.85 percent and Luxembourg 5.25 percent. The expected return on plan assets is calculated on the basis of the assumed short-term (4.43 percent; 2007: 4.15 percent) and long-term (4.25 percent; 2007: 4.55 percent) interest rates, plus a premium for the equity component of the investment portfolio (2.00 percent; 2007: 2.00 percent). The equity component of the Luxembourg portfolio is expected to be unchanged at 50.00 percent, while the equity component of the German portfolio is expected to be 80.00 percent.
2) 2.50 percent for plans for which this percentage was contractually agreed
3) No turnover assumed for employees over the age of 50 and in respect of deferred compensation plans

The present value of defined benefit obligations (DBOs) can be reconciled with the provisions shown in the balance sheet as follows:

Net liability of defined benefit obligations

	31 Dec. 2008 €m	31 Dec. 2007 €m
Unfunded defined benefit obligations	0.6	0.8
Partly or wholly funded defined benefit obligations	147.0	153.7
Defined benefit obligations	**147.6**	**154.5**
Fair value of plan assets	-104.5	-132.1
Net unrecognized actuarial losses	-28.6	-1.2
Net unrecognized past service cost	-0.8	-2.9
Net liability	**13.7**	**18.3**
Amount recognized in the balance sheet		
Other noncurrent assets	-5.1	-2.3
Provisions for pensions and other employee benefits	18.8	20.6
Net liability	**13.7**	**18.3**

Changes in defined benefit obligations

	2008 €m	2007 €m
As at 1 January	154.5	149.0
Current service cost	12.1	16.4
Past service cost	0	4.0
Interest cost	8.0	6.5
Changes in actuarial losses	-22.5	-17.0
Benefits paid	-4.5	-4.4
As at 31 December	**147.6**	**154.5**

The pension-related expenses contained in staff costs in the consolidated income statement are composed of the following items:

Composition of expenses recognized

	2008 €m	2007 €m
Current service cost	12.1	16.4
Past service cost	3.0	5.4
Interest cost	8.0	6.5
Expected return on plan assets	-7.7	-6.4
Net actuarial loss recognized	0.3	0.2
Total	**15.7**	**22.1**

The expected costs of defined benefit plans will amount to approximately €13.6 million for the 2009 financial year.

Changes in fair value of plan assets

	2008 €m	2007 €m
As at 1 January	132.1	115.2
Expected return on plan assets	7.7	6.4
Actuarial (loss)/return on plan assets	-51.1	1.5
Employer contributions	20.3	13.4
Benefits paid	-4.5	-4.4
As at 31 December	**104.5**	**132.1**

The actual losses on plan assets amounted to €38.5 million in the year under review (2007: return of €0.2 million). The calculation of the expected return on plan assets had been based on return rates of 5.55 to 6.15 percent (2007: 5.05 to 5.80 percent).

Composition of plan assets

	31 Dec. 2008 %	31 Dec. 2007 %
Bonds	26.1	25.2
Investment funds	56.1	64.4
Cash deposits and bank balances	17.8	10.4
Total	100.0	100.0

Plan assets do not include any of the Group's own financial instruments. Neither do they include any property occupied or other assets used by the Group.

The following table shows the experience adjustments to pension obligations and plan assets:

Adjustments to pension obligations and plan assets

	2008 €m	2007 €m	2006 €m
Actuarial present value of pension obligations	147.6	154.5	149.0
Fair value of plan assets	-104.5	-132.1	-115.2
Underfunding	43.1	22.4	33.8
Experience adjustments	47.7	-0.8	-2.4
thereof attributable to plan liabilities	-3.4	-2.3	-1.9
thereof attributable to plan assets	51.1	1.5	-0.5

26. Changes in other provisions

Changes in other provisions

	Other noncurrent provisions €m	Tax provisions €m	Other current provisions €m	Total €m
Balance as at 1 Jan. 2008	118.4	273.3	205.0	596.7
Reclassification	-59.4	0	59.4	0
Utilization	-2.7	-87.9	-176.7	-267.3
Reversal	-14.7	-2.6	-32.2	-49.5
Additions	31.3	56.5	28.0	115.8
Balance as at 31 Dec. 2008	72.9	239.3	83.5	395.7

27. Other noncurrent provisions

Other noncurrent provisions have more than one year to maturity.

Composition of other noncurrent provisions

	31 Dec. 2008 €m	31 Dec. 2007 €m
Provisions for anticipated losses	12.0	19.2
Other provisions:		
Restructuring program	38.5	33.4
Pension obligations to IHK[1]	8.2	8.9
Early retirement benefits	5.6	6.2
Phantom stock options	0	43.2
Miscellaneous	8.6	7.5
Total	72.9	118.4
thereof with remaining maturity between 1 and 5 years	65.5	101.6
thereof with remaining maturity of more than 5 years	7.4	16.8

1) Industrie- und Handelskammer (Chamber of Commerce)

As at 31 December 2008, the provisions for anticipated losses contained provisions for anticipated losses from rental expenses amounting to €15.8 million (2007: €24.7 million), of which €4.4 million (2007: €6.4 million) were allocated to current provisions. The provisions classified as noncurrent are not expected to be utilized before 2010. They were calculated on the basis of existing rental agreements for each building. A discount rate of 2.70 percent was applied (2007: 3.75 percent). Additions include interest rate effects amounting to €0.4 million (2007: €1.0 million), of which €0.2 million (2007: no effects) result from the discount rate change.

Provisions for restructuring include provisions for one-time expenses amounting to €27.4 million for the restructuring and efficiency program resolved in September 2007. For details see the Group management report, page 85ff.

Provisions for pension obligations to the IHK (Industrie- und Handelskammer, the Chamber of Commerce) are recognized on the basis of the number of eligible employees. Provisions for early retirement benefits are calculated on the basis of the active and former employees involved.

For details on the phantom stock options, see note 46.

28. Liabilities

In the previous year, other bank loans and overdrafts included current liabilities to banks amounting to €1,360.2 million from the financing of the ISE acquisition (see notes 17 and 43). These were replaced entirely by long-term debt in the year under review.

The euro and US dollar bonds reported in this context under "interest-bearing liabilities" and a hybrid bond denominated in euros have a carrying amount of €1,512.4 million and a fair value of €1,488.1 million. For further details, see page 98 of the Group management report.

Interest-bearing liabilities include finance lease obligations. For further details, see note 45.

The liabilities recognized in the balance sheet were not secured by liens or similar rights, either as at 31 December 2008 or as at 31 December 2007.

29. Tax provisions

Composition of tax provisions

	31 Dec. 2008 €m	31 Dec. 2007 €m
Income tax expense: current year	53.6	144.2
Income tax expense: previous years	177.3	122.5
Capital tax and value added tax	8.4	6.6
Total	**239.3**	**273.3**

The estimated remaining maturity of the tax provisions is less than one year.

30. Other current provisions

Composition of other current provisions

	31 Dec. 2008 €m	31 Dec. 2007 €m
Phantom stock options	33.6	144.9
Restructuring costs[1]	17.1	20.0
Recourse, litigation and interest rate risks	15.1	12.8
Provisions for anticipated losses	4.4	6.5
Rent and incidental rental costs	2.7	3.9
Stock options from Group Share Plan	0.5	2.9
Miscellaneous	10.1	14.0
Total	83.5	205.0

1) Thereof provisions amounting to €10.5 million for the restructuring and efficiency program resolved in 2007.

For details on phantom stock options and stock options from the Group Share Plan, see note 46.

31. Liabilities from banking business

The liabilities from banking business are attributable solely to the Clearstream subgroup.

Composition of liabilities from banking business

	31 Dec. 2008 €m	31 Dec. 2007 €m
Customer deposits from securities settlement business	6,896.5	7,969.1
Money market placements	712.8	836.5
Issued commercial paper	35.0	242.2
Overdrafts on nostro accounts	165.5	25.5
Interest liabilities	13.5	52.6
Forward foreign exchange transactions	92.9	0
Fair Value Hedges – interest rate swaps	0.1	0
Total[1]	7,916.3	9,125.9

1) Thereof €278.0 million (2007: €95.1 million) are attributable to associates, see note 49.

Remaining maturity of liabilities from banking business

	31 Dec. 2008 €m	31 Dec. 2007 €m
Not more than 3 months	7,916.3	9,085.9
More than 3 months but not more than 12 months	0	40.0
Total	7,916.3	9,125.9

32. Cash deposits by market participants

Composition of cash deposits by market participants

	31 Dec. 2008 €m	31 Dec. 2007 €m
Liabilities from margin payments to Eurex Clearing AG by members	10,216.2	4,011.3
Liabilities from cash deposits by participants in equity trading	4.5	4.9
Total	10,220.7	4,016.2

33. Other current liabilities

Composition of other current liabilities

	31 Dec. 2008 €m	31 Dec. 2007 €m
Issued commercial paper	201.2	0
Special payments and bonuses	56.7	44.0
Interest payable	45.7	12.9
Tax liabilities (excluding income taxes)	25.7	35.5
Payables to Eurex participants	23.6	26.0
Vacation entitlements, flexitime and overtime credits	14.7	13.8
Derivatives	0.6	3.4
Corporate bond	0	499.8
Miscellaneous	43.9	47.0
Total	412.1	682.4

The "Miscellaneous" item includes liabilities resulting from reimbursement claims and collection business, liabilities resulting from finance lease transactions (see note 45), as well as the remuneration to be paid to the members of the Supervisory Board for financial year 2008, but which will only be paid in the following year.

The corporate bond reported under this item in the previous year was due on 23 May 2008 and was repaid in full.

34. Maturity analysis of financial assets and liabilities

Underlying contractual maturities of the financial assets and liabilities at the balance sheet date

	Contractual maturity	
		Sight
	2008	2007
	€m	€m
Non-derivative financial liabilities		
Interest-bearing liabilities[1]	0	0
Other non-derivative noncurrent financial liabilities	0	0
Non-derivative liabilities from banking business	7,814.0	8,776.9
Other bank loans and overdrafts	0	0
Trade payables, payables to associates, payables to other investors and other current liabilities	0	0
Cash deposits by market participants	10,220.7	4,016.2
Total non-derivative financial liabilities, gross	**18,034.7**	**12,793.1**
less non-derivative financial assets:		
Noncurrent receivables and securities from banking business	0	0
Other noncurrent financial instruments and loans	0	0
Other non-derivative noncurrent financial assets	0	0
Current receivables and securities from banking business	–4,888.6	–5,939.6
Trade receivables, receivables to associates, receivables to other investors and other current assets	0	0
Restricted bank balances	–10,364.7	–4,221.7
Other cash and bank balances	–370.5	–547.6
Total non-derivative financial assets	**–15,623.8**	**–10,708.9**
Total non-derivative financial liabilities, net	**2,410.9**	**2,084.2**

Derivatives and financial instruments of Eurex Clearing AG		
Financial liabilities and derivatives of Eurex Clearing AG	14,075.2	1,960.6
less financial assets and derivatives of Eurex Clearing AG	–14,075.2	–1,960.6

Cash inflow – derivatives and hedges		
Cash flow hedges	0	0
Fair value hedges	0	0
Derivatives held for trading	70.1	271.0
Cash outflow – derivatives and hedges		
Cash flow hedges	0	0
Fair value hedges	0	0
Derivatives held for trading	–60.1	–271.1
Total derivatives and hedges	**10.0**	**–0.1**

1) Included in noncurrent interest-bearing liabilities and other current liabilities

2) Includes the traditional options and option premiums of future-style options in the amount of €37,840.8 million (2007: €18,595.4 million). The various series have different maximum durations: 36 months for single-stock futures, 60 months for equity options, 9 months for index futures and 119 months for index options. As the respective asset and liability sides of the options are always of the same duration, no analysis of the individual durations is presented for reasons of materiality, and the total outstanding is presented as having a contractual maturity of not more than 3 months.

	Contractual maturity								Reconciliation to carrying amount		Carrying amount	
	Not more than 3 months		More than 3 months but not more than 12 months		More than 1 year but not more than 5 years		Over 5 years					
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
	0	0.1	92.6	500.1	1,571.5	1.3	427.1	0	-578.3	-0.1	1,512.9	501.4
	0	0	0	0	2.6	0	0	0	0	3.5	2.6	3.5
	9.3	309.0	0	40.0	0	0	0	0	0	0	7,823.3	9,125.9
	0	1,360.2	0	0	0	0	0	0	0	0	0	1,360.2
	201.2	0	45.7	12.9	0	0	0	0	295.0	275.3	541.9	288.2
	0	0	0	0	0	0	0	0	0	0	10,220.7	4,016.2
	210.5	**1,669.3**	**138.3**	**553.0**	**1,574.1**	**1.3**	**427.1**	**0**	**-283.3**	**278.7**	**20,101.4**	**15,295.4**
	0	0	0	-20.5	-327.8	-138.1	-428.5	-356.3	0	0	-756.3	-514.9
	0	0	0	-0.1	0	0	0	0	-216.2	-115.2	-216.2	-115.3
	0	0	0	0	0	0	0	0	-13.1	10.2	-13.1	10.2
	-3,144.0	-3,473.4	-386.0	-206.7	0	0	0	0	0	0	-8,418.6	-9,619.7
	0	0	0	0	0	0	0	0	-276.1	-535.0	-276.1	-535.0
	0	0	0	0	0	0	0	0	0	0	-10,364.7	-4,221.7
	-112.3	0	0	0	0	0	0	0	0	0	-482.8	-547.6
	-3,256.3	**-3,473.4**	**-386.0**	**-227.3**	**-327.8**	**-138.1**	**-428.5**	**-356.3**	**-505.4**	**-640.0**	**-20,527.8**	**-15,544.0**
	-3,045.8	**-1,804.1**	**-247.7**	**325.7**	**1,246.3**	**-136.8**	**-1.4**	**-356.3**	**-788.7**	**-361.3**	**-426.4**	**-248.6**
	95,813.9[2)]	54,441.1[2)]	11,795.2	4,022.3	0	0	0	0	0	0	121,684.3	60,424.0
	-95,813.9[2)]	-54,441.1[2)]	-11,795.2	-4,022.3	0	0	0	0	0	0	-121,684.3	-60,424.0
	6.4	15.0	32.1	26.8	-4.1	2.6	0	0				
	1.3	1.3	5.3	5.9	15.2	20.4	0	1.3				
	2,031.5	86.4	59.5	0	0	0.8	0	0				
	-6.7	-40.1	-37.0	-5.0	5.7	-34.6	0	0				
	-2.2	-2.2	-5.4	-6.2	-17.2	-22.2	0	-0.4				
	-1,980.1	-86.5	-57.4	0	0	-0.8	0	0				
	50.2	**-26.1**	**-2.9**	**21.5**	**-0.4**	**-33.8**	**0**	**0.9**				

35. Reconciliation of the classification of financial instruments

The following table shows the reconciliation of the balance sheet items to classification in accordance with IAS 39 as well as the corresponding carrying amounts of the financial instruments:

Classification of financial instruments

Consolidated balance sheet item (classification)	Note	Category	Measured at	Carrying amount 31 Dec. 2008 €m	Carrying amount 31 Dec. 2007 €m
Other equity investments	15	AFS[1]	Amortized cost	32.5	36.3
		AFS[1]	Fair value	20.3	30.5
Noncurrent receivables and securities from banking business	15	AFS[1]	Fair value	556.3	314.9
		Loans and receivables	Amortized cost	200.0	200.0
Other financial instruments	15	AFS[1]	Fair value	6.8	12.5
Other loans	15	Loans and receivables	Amortized cost	0	0.1
Other noncurrent assets	16, 17	Fair value hedges	Fair value	0	2.9
		Cash flow hedges	Fair value	0	4.5
		Held for trading	Fair value	0.4	0.7
Financial instruments of Eurex Clearing AG	18	Held for trading	Fair value	121,684.3	60,424.0
Current receivables and securities from banking business	19	AFS[1]	Fair value	479.1	135.2
		Cash flow hedges	Fair value	9.1	0
		Loans and receivables	Amortized cost	7,939.5	9,484.2
		Held for trading	Fair value	0.3	0.3
Trade receivables		Loans and receivables	Amortized cost	210.7	235.5
Associate receivables		Loans and receivables	Amortized cost	5.7	4.4
Receivables from other investors		Loans and receivables	Amortized cost	1.0	1.4
Other current assets	17, 21	Cash flow hedges	Fair value	0	8.2
		Held for trading	Fair value	1.8	0.5
		Loans and receivables	Amortized cost	19.2	7.1
Restricted bank balances	22	Loans and receivables	Amortized cost	10,364.7	4,221.7
Other cash and bank balances		Loans and receivables	Amortized cost	482.8	547.6
Interest-bearing liabilities (excluding finance leases)	28	Liabilities at amortized cost	Amortized cost	1,186.8	0
		Net investment hedge[2]	Amortized cost	325.6	0

Consolidated balance sheet item (classification)	Note	Category	Measured at	Carrying amount 31 Dec. 2008 €m	Carrying amount 31 Dec. 2007 €m
Other noncurrent liabilities	17	Cash flow hedges	Fair value	1.2	1.0
		Fair value hedges	Fair value	4.2	0
		Held for trading	Fair value	0.4	0.7
		Puttable instruments[3]	Fair value	1.4	2.5
Liabilities from banking business	31	Liabilities at amortized cost	Amortized cost	7,823.3	9,125.9
		Fair value hedges	Fair value	0.1	0
		Held for trading	Fair value	92.9	0
Other bank loans and overdrafts	40	Liabilities at amortized cost	Amortized cost	0	1,360.2
Trade payables		Liabilities at amortized cost	Amortized cost	112.3	97.7
Payables to associates		Liabilities at amortized cost	Amortized cost	8.7	6.1
Payables to other investors		Liabilities at amortized cost	Amortized cost	9.4	5.2
Cash deposits by market participants		Liabilities at amortized cost	Amortized cost	10,220.7	4,016.2
Other current liabilities	17, 33	Cash flow hedges	Fair value	0.6	3.4
	33	Liabilities at amortized cost	Amortized cost	246.9	499.8

1) Available-for-sale (AFS) financial assets
2) This relates to the private placements designated as hedging instruments of a net investment hedge (see note 17).
3) These are puttable equity instruments in accordance with IAS 32.18b which are attributable to the minority shareholder and are required to be measured at fair value at the respective balance sheet date.

The carrying amount of other loans, current receivables and other assets as well as current and noncurrent receivables from banking business measured at amortized cost, restricted bank balances, and other cash and bank balances corresponds to their fair value.

The "other equity investments" item, which is carried at historical cost less any impairment losses, comprises unlisted equity instruments whose fair value cannot generally be reliably determined on a continuous basis. For the year under review, their fair value is estimated to be close to their carrying amount. See note 15 for details of the impairment losses recognized.

The bonds reported under interest-bearing liabilities have a fair value of €1,128.8 million. The fair values are the quoted prices of the bonds as at 31 December 2008. The fair value of the private placements is €359.3 million. This figure was calculated as the present value of the cash flows relating to the private placements on the basis of market parameters.

The carrying amount of current liabilities and cash deposits by market participants represents a reasonable approximation of fair value.

Consolidated Cash Flow Statement Disclosures

36. Consolidated cash flow statement

The cash flow statement presents the balance of and changes in Deutsche Börse Group's cash and cash equivalents. In compliance with IAS 7, cash flows are classified by operating, investing and financing activities. Cash and cash equivalents comprise cash, bank balances and current receivables from banking business, net of current liabilities from banking business, each with an original term of less than three months, and cash deposits by market participants.

37. Cash flows from operating activities

After adjustments to net profit for the year for non-cash items, cash flows from operating activities amounted to €1,278.9 million (2007: €839.6 million). Basic operating cash flow per share was €6.71 and diluted operating cash flow per share amounted to €6.70 (2007: basic and diluted operating cash flow €4.33). The entire cash flow from the net financial result (net interest and investment income) has been allocated to operating activities.

Noncurrent provisions decreased by €47.5 million in the year under review (2007: increase by €16.0 million). This is primarily due to the decline of €43.2 million in provisions for phantom stock options (see note 27).

Composition of other non-cash income

	2008 €m	2007 €m
Gains on the disposal of other equity investments	-9.4	-135.6
Equity method measurement	-5.0	-4.8
Exchange rate differences relating to the short-term financing of the acquisition of ISE	-18.5	-8.4
Miscellaneous	36.2	31.1
Total	3.3	-117.7

Exchange rate differences relating to the short-term financing of the acquisition ISE acquisition result from realized exchange rate gains from the repayment of the interim financing in US dollars.

Gains on the disposal of (shares in) subsidiaries and equity investments include income from the termination of a joint venture. In the previous year, this item included income from the sale of buildings and investment property amounting to €120.6 million.

The decrease in receivables and other assets of €265.3 million (2007: increase of €266.5 million) is due to a significant rise in receivables from the CCP business for technical closing date reasons as at 31 December 2007.

The decrease in current liabilities of €100.3 million (2007: increase of €192.3 million) is mainly due to the decrease in provisions for phantom stock options by €111.3 million. This contrasted with an increase in other current liabilities relating to interest expenses (€32.8 million) for the refinancing of the ISE acquisition.

38. Cash flows from investing activities

Composition of payments to acquire noncurrent assets (excluding other noncurrent assets)

	2008 €m	2007 €m
Payments to acquire intangible assets and property, plant and equipment		
Payments to acquire intangible assets	40.1	35.2
Payments to acquire property, plant and equipment	54.4	44.5
Total payments to acquire intangible assets, property, plant and equipment	94.5	79.7
Payments to acquire noncurrent financial instruments	344.0	124.8
Payments to acquire investments in associates	122.3	0.3
Total	560.8	204.8

No shares in subsidiaries were acquired in 2008. In the prior year, the acquisition of (shares in) subsidiaries had led to a cash outflow of €1,826.6 million.

Cash amounting to €24.6 million was surrendered in connection with the merger of ISE Stock Exchange, LLC and Direct Edge Holdings, LLC. In 2007, the disposal of (shares in) subsidiaries and other equity investments had led to a cash inflow of €358.9 million in the previous year.

Effects of the disposal of subsidiaries, net of cash disposed

	2008 €m	2007 €m
Disposal proceeds	0	360.4
less cash disposed	–24.6	–1.5
Proceeds from the disposal of (shares in) subsidiaries and other equity investments, net of cash disposed	–24.6	358.9
less assets and liabilities disposed:		
Property, plant and equipment	–0.3	–141.9
Investment property	0	–89.6
Other noncurrent assets	0	–1.6
Receivables and other current assets	–2.9	–0.2
Minority interests	22.7	0
Merger of shareholders' equity into Direct Edge Holdings, LLC	2.5	0
Current liabilities	2.6	10.0
Gains on the disposal of equity investments	0	135.6

The net cash proceeds from the sale of available-for-sale noncurrent financial instruments amounted to €19.9 million (2007: €50.9 million). As in the previous year, the proceeds for 2008 correspond to the repayment at maturity of fixed-income securities.

39. Cash flows from financing activities

In 2008, a dividend of €403.0 million was distributed for financial year 2007 (in 2007 for 2006: €329.8 million). For details on the acquisition of treasury shares, see the Group management report on page 82.

Net cash received from long-term financing and cash outflow from short-term financing in the amount of €1,341.7 million are related to the financing of the ISE acquisition in financial year 2007. In 2008, the bridge loan was replaced by long-term debt amounting to €1,481.6 million.

Deutsche Börse AG also uses its commercial paper program to ensure that it has adequate liquidity. Commercial paper in the amount of €202.0 million was outstanding as at 31 December 2008.

40. Reconciliation to cash and cash equivalents

To prevent receivables and liabilities from banking business from distorting the operating cash flow, such items with an original maturity of more than three months have been reported within cash flows from investing activities. Items with an original maturity of not more than three months are classified as cash and cash equivalents.

Commercial Paper issued by Deutsche Börse AG in 2008 was attributed to cash flow from financing activities.

In order to avoid distorting the cash flow in 2007, other current bank loans and overdrafts in the amount of €1,368.6 million were attributed to cash flows from financing activities. In this connection, cash flow from operating activities was adjusted for the currency losses recognized in profit or loss in the amount of €8.4 million that had not been realized in 2007.

Reconciliation to cash and cash equivalents

	31 Dec. 2008 €m	31 Dec. 2007 €m
Cash and bank balances	10,847.5	4,769.3
Other bank loans and overdrafts	0	-1,360.2
Reconciliation to cash and cash equivalents		
Current receivables from banking business	8,428.0	9,619.7
less loans to banks and customers with an original maturity of more than 3 months	-202.1	-206.7
less available-for-sale debt instruments	-331.9	0
less available-for-sale fixed-income securities – money market instruments with an original maturity of more than 3 months	-147.2	0
less derivative assets	-9.1	0
Current liabilities from banking business	-7,916.3	-9,125.9
plus short-term financing ISE	0	1,360.2
Current liabilities from cash deposits by market participants	-10,220.7	-4,016.2
	-10,399.3	**-2,368.9**
Cash and cash equivalents	**448.2**	**1,040.2**

In accordance with IAS 7 "Cash Flow Statements", cash flows arising from transactions in a foreign currency are recorded in the entity's functional currency. To this end, the foreign currency amount is translated into the functional currency at the exchange rate between the entity's functional currency and the foreign currency at the date of the cash flow. The cash flows of a foreign subsidiary with a different functional currency than the parent company are translated into the parent company's functional currency at the exchange rates at the dates of the cash flows. Deutsche Börse Group uses for this translation an average rate based on the closing rates of each quarter. The effect of exchange rate changes on cash and cash equivalents held in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and the end of the period. The effect of exchange rate changes on cash and cash equivalents in financial year 2008 amounted to €11.7 million. Unrealized exchange rate effects relating to receivables and liabilities denominated in foreign currency are recognized as non-cash for the purposes of the cash flow statement.

Cash and bank balances as at 31 December 2008 included restricted bank balances amounting to €10,364.7 million (2007: €4,221.7 million); for details see note 22.

Other Disclosures

41. Earnings per share

In accordance with IAS 33, earnings per share are calculated by dividing the net income by the weighted average number of shares outstanding.

In order to determine the average number of shares, the shares repurchased and reissued under the Group Share Plan (GSP) were included rateably in the calculation. The shares bought back under the share buy-back program were removed from the calculation of the number of shares at the date of repurchase. In order to determine diluted earnings per share, the number of potentially dilutive ordinary shares that may be acquired under the GSP, the Stock Bonus Plan (SBP) and the ISE Group Share Plan (see also note 46) was added to the average number of shares. In order to calculate the number of potentially dilutive ordinary shares, the exercise prices were adjusted to reflect the fair value of the services still to be provided.

There were the following potentially dilutive rights to purchase shares as at 31 December 2008:

Calculation of the number of potentially dilutive ordinary shares

Tranche	Exercise price €	Adjusted exercise price in accordance with IAS 33 €	Average number of outstanding options 31 Dec. 2008	Average price for the period[1] €	Number of potentially dilutive ordinary shares 31 Dec. 2008
2004[2]	26.88	26.88	18,286	81.02	24,434
2005[2]	40.20	40.20	37,910	81.02	38,201
2006[2]	64.78	64.78	54,048	81.02	21,668
2007[3]	0	36.61	140,353	81.02	76,935
2008[3]	0	32.98	264,009	81.02	156,541
Total					317,779

1) Volume-weighted average price of Deutsche Börse AG shares on Xetra for the period 1 January to 31 December 2008
2) The 2004 to 2006 tranches comprise options under the Group Share Plan (GSP).
3) This relates to rights to shares under the Stock Bonus Program (SBP) for Executive Board members and senior executives as well as to rights to GSP shares under the ISE Group Share Plan.

As the volume-weighted average share price was higher than the adjusted exercise prices for the 2004 to 2008 tranches, these stock options are considered dilutive under IAS 33. There were no further rights to subscribe for shares that could have potentially diluted earnings per share either as at 31 December 2008 or as at 31 December 2007.

Calculation of earnings per share (basic and diluted)

	2008	2007
Number of shares outstanding as at beginning of period	191,888,548	195,597,922
Number of shares outstanding as at end of period	185,790,599	191,888,548
Weighted average number of shares outstanding	190,529,299	193,990,686
Number of potentially dilutive ordinary shares	317,779	136,840
Weighted average number of shares used to compute diluted earnings per share	190,847,078	194,127,526
Net income (€m)	1,033.3	911.7
Earnings per share (basic) (€)	5.42	4.70
Earnings per share (diluted) (€)	5.41	4.70

42. Segment reporting

Segment reporting is governed by the internal organizational and reporting structure, which is broken down by markets and services into the following segments:

Internal organizational and reporting structure

Segment	Business areas
Xetra	Cash market using the Xetra electronic trading system and floor trading Central counterparty for equities Trading platform for structured products (Scoach) Admission of securities to listing
Eurex	Electronic derivatives market trading platform Eurex Electronic option trading platform ISE Over-the-counter (OTC) trading platforms Eurex Bonds and Eurex Repo Central counterparty for bonds, derivatives and repo transactions (Eurex Clearing)
Clearstream	Custody, administration and settlement services for domestic and foreign securities Global securities financing services Investment funds services
Market Data & Analytics	Sales of price information and information distribution Index development and sales
Information Technology	Development and operation of technical infrastructures Provision of IT solutions
Corporate Services	Group strategy Central functions

Deutsche Börse Group acquired 100 percent of the shares of International Securities Exchange Holdings, Inc. (ISE) with effect from 19 December 2007 (see note 2). The inclusion of the ISE subgroup in the consolidated financial statements as at 31 December 2007 only affected segment assets and staff per segment in the prior year. The results of the ISE subgroup for 2008 have been allocated to the Eurex, Information Technology and Corporate Services segments as appropriate.

Sales revenue is presented separately by external sales revenue and internal (intersegment) revenue. Inter-segment services are charged on the basis of measured quantities or at fixed prices (e.g. the provision of data by Eurex to Market Data & Analytics). Services are measured at a market price and are charged on an arm's length or a cost-plus basis; these include services of the Information Technology segment, such as application development hours or data center services.

Further services are billed to users on the basis of fully absorbed costs using an allocation key, for example the billing of building usage at absorbed costs (excluding rental expense provisions, which remain in the Corporate Services segment), on the basis of used space.

The calculation of the underlying quantities is based on the relevant usage; price changes are driven by changes in costs. Overall, there were no material changes required to be reported under IAS 14.

Due to their insignificance to segment reporting, the "financial income" and "financial expense" items have been combined to produce the "net financial result".

As financial control within Deutsche Börse Group is performed centrally by Deutsche Börse AG, cash and other bank balances as well as financial liabilities are usually not allocated directly to the segments. Exceptions to this are restricted bank balances and financial instruments, which were allocated to the segments as they relate to operational business.

Segment reporting

	Xetra		Eurex		Clearstream	
	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m
External sales revenue	399.4	435.0	1,010.1	713.9	769.3	768.2
Internal sales revenue	0	0	0	0	8.7	9.3
Total sales revenue	**399.4**	**435.0**	**1,010.1**	**713.9**	**778.0**	**777.5**
Net interest income from banking business	0	0	0	0	236.6	230.6
Own expenses capitalized	8.3	12.0	20.6	14.4	9.2	8.8
Other operating income	14.7	16.7	78.3	59.2	0.5	4.3
Fee and commission expenses from banking business	0	0	0	0	-177.8	-161.6
Staff costs	-25.6	-40.9	-62.3	-44.9	-102.2	-155.0
Depreciation, amortization and impairment losses (other than goodwill)	-7.2	-10.4	-61.9	-16.6	-24.3	-50.6
Other operating expenses	-165.3	-164.3	-385.1	-277.1	-230.4	-274.6
Total result from equity investments	-4.9	2.0	-2.2	-5.7	0	0
Earnings before interest, tax and goodwill impairment (EBITA)	**219.4**	**250.1**	**597.5**	**443.2**	**489.6**	**379.4**
Goodwill impairment	0	0	0	0	0	0
Earnings before interest and tax (EBIT)	**219.4**	**250.1**	**597.5**	**443.2**	**489.6**	**379.4**
Net financial result	0.3	0.1	24.5	12.0	0	0
Earnings before tax (EBT)	**219.7**	**250.2**	**622.0**	**455.2**	**489.6**	**379.4**
Assets						
Intangible assets	30.5	29.7	2,323.9	2,264.6[1]	1,097.7	1,109.8
Property, plant and equipment	0.6	0	0.3	0.2	0.1	0.3
Investments in associates	1.4	1.6	140.1	23.8	1.4	0
Other assets	72.1	41.5	132,009.3	64,770.1[1]	9,055.4	10,379.3
Total assets	**104.6**	**72.8**	**134,473.6**	**67,058.7**	**10,154.6**	**11,489.4**
Provisions and liabilities	25.4	49.0	132,601.2	65,109.6[1]	8,047.3	9,540.3
Net assets	79.2	23.8	1,872.4	1,949.1	2,107.3	1,949.1
Investments in intangible assets, property, plant and equipment	8.5	12.6	20.9	14.4	12.1	9.1
Employees (as at 31 December)	177	167	355	282	964	925
EBITA margin (%)[3]	**54.9**	**57.5**	**59.2**	**62.1**	**63.6**	**49.4**

The reconciliation column shows:
- Elimination of intragroup sales revenue and profits
- Assets not attributable to the segments (noncurrent financial assets less equity method-accounted investments) and tax items

1) Adjustments due to the retrospective reduction of the tax rate applied in the course of the acquisition of ISE (see also note 2)
2) Including result from equity investments
3) Based on the total of internal and external sales revenue

Market Data & Analytics		Information Technology		Corporate Services		Total of all segments		Reconciliation		Group	
2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
180.6	168.3	95.7	99.8	0	0	2,455.1	2,185.2	0	0	2,455.1	2,185.2
11.3	11.3	393.1	397.9	0	0	413.1	418.5	-413.1	-418.5	0	0
191.9	**179.6**	**488.8**	**497.7**	**0**	**0**	**2,868.2**	**2,603.7**	**-413.1**	**-418.5**	**2,455.1**	**2,185.2**
0	0	0	0	0	0	236.6	230.6	0.2	0.2	236.8	230.8
0.3	1.7	0	0	0	0	38.4	36.9	-10.4	-11.8	28.0	25.1
2.5	16.2	17.2	17.7	230.7	383.5	343.9	497.6	-277.2	-274.2	66.7	223.4
0	0	0	0	0	0	-177.8	-161.6	0	0	-177.8	-161.6
-16.7	-28.0	-143.0	-180.0	-71.6	-117.4	-421.4	-566.2	0	0	-421.4	-566.2
-2.0	-2.8	-37.6	-32.7	-13.5	-22.1	-146.5	-135.2	9.4	9.2	-137.1	-126.0
-82.0	-87.0	-206.2	-202.5	-169.9	-156.4	-1,238.9	-1,161.9	691.2	692.2	-547.7	-469.7
12.9	8.6	0	0	0	0	5.8	4.9	0	0	5.8	4.9
106.9	**88.3**	**119.2**	**100.2**	**-24.3**	**87.6**	**1,508.3**	**1,348.8**	**0.1**	**-2.9**	**1,508.4**	**1,345.9**
0	0	0	0	0	0	0	0	0	0	0	0
106.9	**88.3**	**119.2**	**100.2**	**-24.3**	**87.6**	**1,508.3**	**1,348.8**	**0.1**	**-2.9**	**1,508.4**	**1,345.9**
0.4	0.5	0	0	-64.7	-5.3	-39.5	7.3	0	1.6	-39.5	8.9
107.3	**88.8**	**119.2**	**100.2**	**-89.0**	**82.3**	**1,468.8**	**1,356.1**	**0.1**	**-1.3**	**1,468.9**	**1,354.8**
8.7	11.1	12.9	12.9	1.6	1.0	3,475.3	3,429.1	-28.8	-29.1	3,446.5	3,400.0
0.6	1.0	57.2	57.7	50.1	39.1	108.9	98.3	0	0	108.9	98.3
13.7	10.5	0	0	0	0	156.6	35.9	0	0	156.6	35.9
36.1	31.3	33.2	30.0	907.7	770.9	142,113.8	76,023.1	52.8	69.4	142,166.6	76,092.5
59.1	**53.9**	**103.3**	**100.6**	**959.4**	**811.0**	**145,854.6**	**79,586.4**	**24.0**	**40.3**	**145,878.6**	**79,626.7**
25.3	29.7	81.7	96.9	1,845.2	1,808.9	142,626.1	76,634.4	274.2	302.1	142,900.3	76,936.5
33.8	24.2	21.6	3.7	-885.8	-997.9	3,228.5	2,952.0	-250.2	-261.8	2,978.3	2,690.2
0.4	2.8	39.1	43.2	23.9	9.4	104.9	91.5	-10.4	-11.8	94.5	79.7
160	199	1,258	1,216	481	492	3,395	3,281	0	0	3,395	3,281
59.2	**52.5**	**24.4**[3]	**20.1**[3]	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**n.a.**	**61.4**	**61.6**

In gross terms (i.e. including intercompany profits and losses and costs that cannot be capitalized at the Group level, which are all eliminated), impairment losses (excluding goodwill) of €2.1 million were attributable to the Reference Data Factory and Self-Collateralisation systems in the Clearstream segment (2007: €4.1 million for Reference Data Factory), as well as to the ISE software amounting to €5.0 million (2007: €0 million).

Non-cash valuation allowances and bad debt losses resulted from the following segments:

Breakdown of non-cash valuation allowances and bad debt losses

	2008 €m	2007 €m
Xetra	2.0	0.6
Eurex	0.4	0.1
Clearstream	0	0
Market Data & Analytics	0.7	0.4
Information Technology	2.6	0.1
Corporate Services	0.2	0.1
Total	**5.9**	**1.3**

The decrease in other operating income in the Corporate Services segment is a result of the allocation of income from the sale of a property in Luxembourg held for sale and income from the sale of buildings and investment property (see note 7) to this segment in 2007.

Assets and liabilities are allocated to the individual segments on the basis of objective criteria. Assets that cannot be allocated to the segments, as well as minority interests, are disclosed in the reconciliation column.

Deutsche Börse Group's business model – and in particular that of its Xetra, Eurex, Clearstream and Market Data & Analytics segments – is focused on an internationally operating participant base and pricing does not differ depending on the customer's location. From a price, margin and risk perspective, this means that it is unimportant whether revenues are generated from German or non-German participants.

The risks and returns from the activities of the subsidiaries operating within the economic environment of the European Monetary Union (EMU) do not differ significantly from each other on the basis of the factors to be considered in identifying the geographical segments under IAS 14. As a result, Deutsche Börse Group has identified the following geographical segments: the euro zone, rest of Europe, the Americas and Asia/Pacific.

Sales revenue is allocated to the individual segments according to the customers' domicile, while net assets and investments are allocated according to the company's domicile and employees according to their location.

Secondary segments

	Euro zone		Rest of Europe		Americas		Asia/Pacific		Total of all segments		Reconciliation		Group	
	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m	2008 €m	2007 €m
Sales revenue	1,642.5	1,647.7	851.3	835.5	331.4	72.0	43.0[1]	48.5[1]	2,868.2	2,603.7	-413.1	-418.5	2,455.1	2,185.2
Net assets	1,265.1	1,079.5	112.2	103.6	1,851.2	1,768.9	–	–	3,228.5	2,952.0	-250.2	-261.8	2,978.3	2,690.2
Investments	99.8	91.4	0.1	0.1	5.0	0	–	–	104.9	91.5	-10.4	-11.8	94.5	79.7
Number of employees	2,770	2,742	316	217	280	295	29	27	3,395	3,281	–	–	3,395	3,281

1) Includes sales revenue amounting to €1.2 million (2007: €4.4 million) from customers in Africa

43. Financial risk management

Deutsche Börse Group presents the qualitative disclosures required by IFRS 7 in detail in the Group management report (see explanations in the risk report on pages 100 to 108), such as the nature and extent of risks arising from financial instruments, as well as the objectives, strategies and methods used to manage risk.

Financial risks arise at Deutsche Börse Group mainly in the form of credit risk, market price risk and liquidity risk and are quantified using the "value at risk" (VaR) concept (please refer to the risk report for detailed disclosures). The VaR calculated in this way is compared with the current forecasted EBITA so as to test the Group's ability to absorb losses. The VaR from financial risks is calculated at the end of each month and, as in the previous year, it amounted to less than €100 million throughout the financial year and at 31 December 2008. The market price risk and liquidity risk are not material risk categories for the Group; consequently, the VaR is largely determined by credit risk.

Based on the market environment and Deutsche Börse Group's business model, the Executive Board considers the risks for the Group to be limited and manageable. The Group has taken suitable measures to prevent potential losses arising from the financial market crisis (see the disclosures in the risk report on page 100 to 108).

Credit risk

Credit risks arise in Deutsche Börse Group from the following items:

Classification of financial instruments

	Segment	Note	Carrying amounts – maximum risk position: Amount as at 31 Dec. 2008 €m	Carrying amounts – maximum risk position: Amount as at 31 Dec. 2007 €m	Collateral: Amount as at 31 Dec. 2008 €m	Collateral: Amount as at 31 Dec. 2007 €m
Collateralized cash investments						
Overnight money invested under securities repurchase agreements	Eurex[1]		1,500.2	60.9	1,584.3	74.0
Interest-bearing receivables	Clearstream	15	200.0	200.0	194.1	189.4
Reverse repurchase agreements	Eurex[1]		8,381.4	3,789.0	8,456.4	3,842.0
	Clearstream	19	2,910.9	2,278.4	2,937.0	2,575.9
	Corporate Services[1]		100.5	0	100.5	0
			13,093.0	6,328.3	13,272.3	6,681.3
Uncollateralized cash investments						
Money market placements	Eurex[1]		76.5	87.0	0	0
	Clearstream	19	2,876.7	5,629.5	0	0
	Corporate Services[1]		141.0	354.7	0	0
Balances on nostro accounts	Clearstream	19	1,349.2	711.2	0	0
	Group[1]		75.6	53.9	0	0
Fixed-income securities – money market instruments	Clearstream	19	147.2	135.2	0	0
Other fixed-income securities	Clearstream	15, 19	739.8	314.9	0	0
Floating rates notes	Clearstream		148.4	0		
			5,554.4	7,286.4	0	0
Loans for settling securities transactions						
Technical overdraft facilities	Clearstream		722.3	799.8	n.a.[2]	n.a.[2]
Automated Securities Fails Financing[3]	Clearstream		538.4	638.3	738.0	804.8
ASLplus securities lending[3]	Clearstream		6,179.1	28,119.3	6,908.7	29,381.5
Committed credit facilities for customers without own TARGET2 accounts[3]	Clearstream		9.9	51.8	10.0	52.2
			7,449.7	29,609.2	7,656.7	30,238.5
Total			26,097.1	43,223.9	20,929.0	36,919.8

	Segment	Note	Carrying amounts – maximum risk position Amount as at 31 Dec. 2008 €m	Amount as at 31 Dec. 2007 €m	Collateral Amount as at 31 Dec. 2008 €m	Amount as at 31 Dec. 2007 €m
Balance (brought forward)			26,097.1	43,223.9	20,929.0	36,919.8
Other receivables						
Trade receivables	Group		210.7	235.5	0	0
Associate receivables	Group		5.7	4.4	0	0
Receivables from other investors	Group		1.0	1.4	0	0
Interest receivables	Clearstream	19	80.4	65.3	0	0
			297.8	306.6	0	0
Financial instruments of Eurex Clearing AG (central counterparty)		18	121,684.3	60,424.0	148,773.1[4]	89,951.5[4]
Derivatives		16, 17, 19, 21	11.6	17.1	0	0
Total			148,090.8	103,971.6	169,702.1	126,871.3

1) Presented in the items "restricted bank balances" and "other cash and bank balances"
2) The portfolio of deposited collateral is not directly attributed to any utilization, but is determined by the scope of the entire business relationship and the limits granted.
3) Off-balance-sheet items
4) Total of fair value of cash and securities collateral deposited for margins (€64,794.4 million; 2007: €48,139.5 million) plus securities underlying repurchase agreements (CCP)

Cash investments

Deutsche Börse Group is exposed to credit risk in connection with the investment of cash funds. The Group mitigates such risks by investing short-term funds to the extent possible on a collateralized basis, e.g. via reverse repurchase agreements.

According to the treasury policy, only bonds with a minimum rating of AA– issued by governments, supranational institutions and banks are eligible as collateral. In the course of the financial crisis, eligibility criteria have been tightened to allow only government issued or government backed securities.

The fair value of securities received under reverse repurchase agreements (Clearstream subgroup, Eurex Clearing AG and Deutsche Börse AG) was €11,493.9 million (2007: €6,417.9 million). The Clearstream subgroup is allowed to repledge the securities received to central banks.

The fair value of securities repledged to central banks amounted to €2,937.0 million at 31 December 2008 (2007: €2,305.9 million). The contract terms are based on recognized international or national bilateral master agreements.

Uncollateralized cash investments are permitted only for counterparties with impeccable creditworthiness within the framework of defined counterparty limits or in the form of investments in money market funds. The Clearstream subgroup assesses creditworthiness on the basis of an internal rating system. The remaining Group companies use external ratings available to them. Within the framework of previously defined counterparty limits, Group companies that do not have bank status can also invest cash with counterparties that are not externally rated, but instead are members of a deposit protection scheme. The corresponding counterparty limits are always well below the liability limits of the relevant protection scheme.

Part of available-for-sale fixed income securities held by Clearstream are pledged with central banks to collateralize the settlement facility obtained. The fair value of pledged securities was €754.1 million as at 31 December 2008 (2007: €270.3 million).

Loans for settling securities transactions

Clearstream grants customers technical overdraft facilities to maximize settlement efficiency. These settlement facilities are subject to internal credit review procedures. They are revocable at the option of the Clearstream subgroup and are largely collateralized. Technical overdraft facilities amounted to €83.6 billion at 31 December 2008 (2007: €64.9 billion). Of this amount, €3.0 billion (2007: €3.6 billion) is unsecured, whereby a large proportion relates to credit lines granted to central banks and other state-guaranteed institutions. Actual outstandings at the end of each business day generally represent a fraction of the facilities and amounted to €722.3 million as at 31 December 2008 (2007: €799.8 million); see note 19.

Clearstream also guarantees the risk resulting from the Automated Securities Fails Financing program it offers to its customers. However, this only applies when the risk is collateralized. In the absence of collateral, this risk is covered by third parties. Guarantees furnished under this program amounted to €538.4 million as at 31 December 2008 (2007: €638.3 million).

Under the ASLplus securities lending program, Clearstream Banking S.A. had securities borrowings from various counterparties totalling €6,179.1 million as at 31 December 2008 (2007: €28,119.3 million). These securities were fully lent to other counterparties. Collateral received by Clearstream Banking S.A. in connection with these loans amounted to €6,908.7 million (2007: €29,381.5 million).

As part of the national securities settlement process, Clearstream Banking AG provided credit facilities amounting to a maximum of €53.0 million (2007: €85.0 million) to customers without their own TARGET2 account against collateral security. Of this amount, €9.9 million was committed as at 31 December 2008 (2007: €51.8 million). The fair value of collateral received under these credit commitments was €10.0 million (2007: €52.2 million).

In 2008, no losses from the credit business occurred on any of the types of transaction described.

Other receivables

Trading, settlement and custody fees are generally collected without delay by direct debit. Fees for other services, such as the provision of data and information, are mainly settled by transfer. As a result of default by customers, receivables of €7.6 million relating to fees for trading and provision of data and IT services are not expected to be collectable.

Financial instruments of Eurex Clearing AG (central counterparty)

To safeguard Eurex Clearing AG against the risk of default by a clearing member, the clearing conditions in the version dated 1 December 2008 require the clearing members to deposit margins in the form of cash or securities on a daily basis or an intraday basis in the amount stipulated by Eurex Clearing AG. Additional security mechanisms of Eurex Clearing AG are described in detail in the risk report.

The aggregate margin calls based on the executed transactions was €54,054.5 million at the reporting date (2007: €29,825.0 million). In fact, collateral totalling €64,794.4 million (2007: €48,139.5 million) was deposited.

Composition of Eurex Clearing AG's collateral

	Carrying amount as at 31 Dec. 2008 €m	Carrying amount as at 31 Dec. 2007 €m	Fair value as at 31 Dec. 2008 €m	Fair value as at 31 Dec. 2007 €m
Cash collateral (cash deposits)	10,216.2	4,011.3	10,216.2	4,011.3
Securities and book-entry securities collateral	54,578.2	44,128.2	62,974.5	48,800.0
Total	**64,794.4**	**48,139.5**	**73,190.7**	**52,811.3**

There were also third-party bank guarantees for clearing members of Eurex Clearing AG amounting to €182.4 million and CHF15.3 million as at the year-end (2007: €194.0 million).

In 2008, one counterparty defaulted on the types of transaction described. However, the participant's outstanding positions were covered at all times by the deposited collateral.

In contrast to the risk-oriented net analysis of the transactions via the central counterparty, the underlying gross amounts for repurchase agreements, for example, are reported in the balance sheet because of the prohibition on netting receivables and liabilities. For a detailed explanation of this balance sheet item, see section "Financial instruments of Eurex Clearing AG (central counterparty)" in note 3 while note 18 shows an analysis of the carrying amount of €121,684.3 million at 31 December 2008 (2007: 60,424.0 million). The fair value of the securities underlying repurchase agreements was €83,978.7 million (2007: €41,812.0 million).

Credit risk concentrations

Deutsche Börse Group's business model and the resulting business relationships with a large part of the financial sector mean that, as a rule, concentrations of risk on individual counterparties are avoided. Potential concentrations of credit risk are monitored against counterparty credit limits. The regulatory requirements, such as those arising under the GroMiKV (Großkredit- und Millionenkreditverordnung, the Regulation Governing Large Exposures and Exposures in Excess of €1 million) in Germany, are complied with. The internally defined limits are below those stipulated by the GroMiKV or similar national rules. See note 23 for an explanation of regulatory capital requirements.

The VaR from credit risks is calculated at the end of each month. As in the previous year, over the course of the financial year as well as on 31 December 2008, it was always less than €100 million.

Market price risk

As part of the annual planning, the treasury policy of Deutsche Börse Group is implemented in such a way that any net earnings exposure from currencies is hedged through foreign exchange transactions, if the unhedged exposure exceeds 10 percent of consolidated EBIT.

In addition, the policy stipulates that intraperiod open foreign exchange positions are closed when they exceed €15.0 million. This policy was complied with as in the previous year; as at 31 December 2008 and 2007, there were no significant net foreign exchange positions (see note 17).

Currency risks in the Group arise mainly from the operating results and balance sheet of ISE, which are denominated in US dollars, plus that part of Clearstream's sales revenue and interest income less expenses which is directly or indirectly generated in US dollars. As at 31 December 2008, ISE accounted for 24 percent of the Eurex segment's sales revenue. In addition, the Clearstream segment generated sales revenue and interest income (12 percent; 2007: 14 percent) directly or indirectly in US dollars.

Eurex receives interest on intraday margin calls paid in US dollars. These exposures are partially offset by operating costs incurred in US dollars.

Acquisitions where payment of the purchase price results in currency risk are generally hedged.

The Group hedged its investment in ISE partially against foreign currency risks using fixed-income US dollar debt securities. The investment in ISE (hedged item) constitutes a net investment in a foreign operation. The US dollar securities designated as hedging instruments for the net investment hedge were issued in a nominal amount of US$460 million.

Interest rate risks in the operating business arise largely in the Clearstream segment. As forecasts of future cash balances are inherently uncertain, derivatives (see note 17) may be used to lock in fixed rates on part of the expected cash balances. Interest rate swaps are primarily used when forward interest rates are judged to be attractive. Transactions entered into during 2008 to hedge the interest rate risk resulting from the reinvestment of customer cash balances during the remainder of 2008 and in 2009 fulfill the criteria to be recognized as cash flow hedges under IAS 39 "Financial instruments: Recognition and Measurement". Transactions entered into during 2007 to hedge the interest rate risk resulting from the reinvestment of customer cash balances in 2008 fulfilled those criteria until October 2008, when hedge effectiveness fell outside the ineffectiveness limits stipulated by IAS 39 (80 percent to 125 percent). Hedge accounting was therefore discontinued and related interest rate swaps have been reclassified as trading derivatives.

During 2008, Clearstream further limited its exposure to interest rate risk resulting from the reinvestment of future cash balances by acquiring nominal €300 million fixed-income securities with maturity dates varying from 16 October 2009 to 29 October 2009. Such securities though are not part of a hedging relationship as defined by IAS 39. They are recognized as available-for-sale financial assets.

Interest rate risks arise further from debt financing of acquisitions. The acquisition of ISE was initially financed through short-term loans amounting to around €1.5 billion. These were replaced in 2008 by senior and hybrid debt. Senior debt was issued in euros and US dollars with tenors of five to twelve years and fixed coupons for the life of the instruments. The hybrid debt issue has a fixed coupon for the first five years to be refixed in case the instrument is not called.

Equity price risks arise to a limited extent from contractual trust arrangements (CTAs), as well as from investments in an equity index-based, exchange-traded fund. In addition, there are equity price risks arising from strategic equity investments in other exchange operators.

For market price risks that can arise in connection with cash investments or borrowing as a result of fluctuations in interest rates and foreign exchange rates as well as through hedging corporate transactions, a VaR is calculated at the end of each month. Over the course of the financial year and on 31 December 2008, it was always less than €2 million.

In financial year 2008, impairment losses amounting to €10.0 million were recognized in income for strategic investments that are not included in the VaR for market price risk.

Liquidity risk

Liquidity risk may arise from potential difficulties in renewing maturing financing, such as Commercial Paper and bilateral and syndicated credit facilities. In addition, required financing for unexpected events may cause liquidity risk. Most of the Group's cash investments are short-term to ensure availability of liquidity, should the need arise.

Liquidity risk arises from potential difficulties to meet current and future cash flows and collateral needs in support of the settlement activities of Clearstream's customers. Liquidity risk is managed by matching the duration of investments and liabilities, restricting investments in potentially illiquid or volatile asset classes, authorizing the Clearstream subgroup to repledge securities received with central banks and maintaining sufficient financing facilities to overcome unexpected demands for liquidity. Most of the Group's cash investments are short-term.

Eurex Clearing AG remains perfectly matched with respect to the durations of received customer cash margins and investments while the Clearstream subgroup may invest customer balances up to a maximum of six months (see note 34 for an overview of the maturity structure).

Contractually agreed credit lines

Company	Purpose of credit line		Currency	Amount as at 31 Dec. 2008 million	Amount as at 31 Dec. 2007 million
Deutsche Börse AG	working capital[1]	– interday	€	405.0	435.0
Eurex Clearing AG	settlement	– interday	€	370.0	370.0
	settlement	– intraday	€	700.0	700.0
	settlement	– interday	CHF	200.0	200.0
Clearstream Banking S.A.	working capital[1]	– interday	US$	1,000.0	1,000.0
	settlement in Germany (uncommitted)	– interday	€	3,500.0	4,375.0
Clearstream Banking AG	domestic settlement in Germany (committed)	– interday	€	9.9	51.8

1) €400.0 million of Deutsche Börse AG's working capital credit line is a sub-credit line of Clearstream Banking S.A.'s US$1,000.0 million working capital credit line.

Clearstream Banking S.A. has a bank guarantee (letter of credit) in Euroclear's favour issued by an international consortium to secure daily deliveries of securities between Euroclear and Clearstream. This guarantee amounted to US$5,600 million as at 31 December 2008 (31 December 2007: US$5,600 million). Euroclear has also issued a corresponding guarantee in Clearstream's favour.

Furthermore, Eurex Clearing AG holds a credit facility of US$2.1 billion granted by Euroclear in order to increase the settlement efficiency.

A commercial paper program offers Deutsche Börse AG an opportunity for flexible, short-term financing, involving a total facility of €2.5 billion in various currencies. As at year-end, outstanding Commercial Paper amounted to €202.0 million (31 December 2007: €0 million).

Clearstream Banking S.A., Luxembourg, also has a commercial paper program with a program limit of €1.0 billion, which is used to provide additional short-term liquidity. As at 31 December 2008, commercial paper with a nominal value of €35.0 million had been issued (31 December 2007: €242.2 million).

As in the previous year, Standard & Poor's assessed Deutsche Börse AG's long-term credit rating at AA as at 31 December 2008. Deutsche Börse AG's commercial paper program was again awarded the best possible short-term rating of A–1+.

The long-term credit ratings by Fitch and Standard & Poor's for Clearstream Banking S.A. also remained unchanged over the previous year at AA. As in the previous year, Clearstream Banking S.A.'s commercial paper program was rated F1+ by Fitch and A–1+ by Standard & Poor's.

Over the course of the year, the VaR from liquidity risks was always less than €2 million at the end of each month, as well as at 31 December 2008, as in the previous year.

44. Other financial obligations

Group expenses in connection with long-term contracts relating to maintenance contracts and other contracts in the coming years amount to €175.9 million (2007: €157.1 million).

Breakdown of future financial obligations

	31 Dec. 2008 €m	31.12.2007 €m
Up to 1 year	112.2	94.4
1 to 5 years	53.6	51.1
More than 5 years	10.1	11.6
Total	175.9	157.1

Obligations resulting from insurance policies amount to €5.6 million in 2009 (2008: €5.9 million).

Deutsche Börse AG completed an investment protection agreement with SIX Group AG. If SIX Group AG reduces its indirect share in the profit of Eurex companies, the agreement obligates Deutsche Börse AG to make a compensatory payment to SIX Group AG for the reduction of the indirect share in International Securities Exchange Holdings, Inc.

In connection with the cooperation agreement between SIX Group AG and Deutsche Börse AG with regard to both parties' participation in Scoach Holding S.A., Deutsche Börse AG has the right, at the end of the cooperation after expiration of the term or termination of the agreement, to maintain the holding as sole shareholder under certain circumstances. This right results in a potential obligation on Deutsche Börse AG to make a compensatory payment to SIX Group AG if the fair value of Scoach Europa AG develops better than that of Scoach Schweiz AG.

45. Leases

Finance leases
Finance leases relate to IT hardware components that are used operationally in Deutsche Börse Group and are not subleased.

Minimum lease payments from finance leases

	31 Dec. 2008 €m	31 Dec. 2007 €m
Up to 1 year	0.2	0.4
1 to 5 years	0.6	1.3
Total	**0.8**	**1.7**
Discount	-0.1	-0.1
Present value of minimum lease payments	**0.7**	**1.6**

No contingent rent is provided for under the terms of the leases. The corresponding agreements do not contain any escalation clauses.

Operating leases (as lessee)
In addition to finance leases, the Group has also entered into leases that must be classified as operating leases on the basis of their economic substance; this means that the leased asset is allocated to the lessor. These leases relate mainly to buildings, IT hardware and software.

Minimum lease payments from operating leases

	31 Dec. 2008 €m	31 Dec. 2007 €m
Up to 1 year	73.3	72.6
1 to 5 years	146.6	160.2
More than 5 years	118.6	108.6
Total	**338.5**	**341.4**

In the year under review, €72.2 million (2007: €57.2 million) in minimum lease payments was recognized as an expense.

Operating leases for buildings, some of which are sublet, have terms of between one and 16 years. They usually terminate automatically when the lease expires. The Group has options to extend some leases.

Part of the Group's rented offices are sublet to third parties.

Rental income expected from sublease contracts

	31 Dec. 2008 €m	31 Dec. 2007 €m
Up to 1 year	4.9	6.7
1 to 5 years	2.8	5.8
More than 5 years	0	0
Total	7.7	12.5

46. Phantom Stock Option Plan, Stock Bonus Plan and Group Share Plan

Phantom Stock Option Plan
Following its IPO on 5 February 2001, Deutsche Börse AG established a phantom stock option program for Executive Board members and senior executives of Deutsche Börse AG and its subsidiaries. The program was extended to members of the Supervisory Board effective from 28 May 2003; however, this extension was revoked under an amendment to the Articles of Association dated 25 May 2005. The options were granted under the phantom stock option plan for Executive Board members and senior executives for the last time in 2006 and the plan was replaced by a new stock bonus plan in 2007 (see below).

The same valuation model was applied to all options granted under the phantom stock option plan. The value calculated best reflects the value of the services received. The phantom stock options have a maximum term of five years and a vesting period of three years. The options can be exercised in each quarter of the subsequent two years in 14-day exercise windows. If options have not been exercised by the last day of the exercise period, the holder is treated as if he had exercised the options. The amount of the cash payout depends on the relative performance of Deutsche Börse AG shares (adjusted for dividend payments) against the Dow Jones STOXX 600 Technology Index (EUR) (Return) as the benchmark index (€1.00 per 1 percent outperformance).

In accordance with IFRS 2, an adapted "exchange options" model (spread option model) was used to calculate the value of the stock options.

Valuation parameters for stock options

		as at 31 Dec. 2008	as at 31 Dec. 2007
60-day average of Deutsche Börse AG shares	€	56.15	116.65
60-day average of DJ STOXX 600 Technology (EUR) (Return)	Points	206.24	406.02
Volatility of Deutsche Börse AG shares[1]	%	52.6–66.2	26.7–38.0
Volatility of DJ STOXX 600 Technology (EUR) (Return)[2]	%	33.5–48.4	18.5–28.2
Correlation[3]	%	60.1–64.9	17.8–44.0

1) The underlying volatility of the individual tranches was: Tranche 2004: 56.2 percent (2007: 30.0 percent); Tranche 2005: 66.2 percent (2007: 28.1 percent); and Tranche 2006: 52.6 percent (2007: 26.7 percent).
2) The volatility of the index was: Tranche 2004: 48.4 percent (2007: 19.8 percent); Tranche 2005: 42.0 percent (2007: 18.5 percent); and Tranche 2006: 33.5 percent (2007: 21.2 percent).
3) The correlation was: Tranche 2004: 60.1 percent (2007: 44.0 percent); Tranche 2005: 64.9 percent (2007: 40.7 percent); and Tranche 2006: 61.3 percent (2007: 36.5 percent).

The option pricing model does not include any exercise hurdles and assumes that options will be held for the maximum holding period. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

Valuation of stock options

	Balance as at 31 Dec. 2008 Number	Opening share price[1] €	Opening index price Points	Intrinsic value/ option €	Option value/ option €	Payment obligation €m	Provision as at 31 Dec. 2008 €m
Tranche 2004[2]	3,182	20.43	320.21	210.43	210.43	0.7	0.7
Tranche 2005[2]	15,727	20.96	302.64	199.74	199.74	3.1	3.1
Tranche 2006	389,759	41.55	365.27	78.68	76.50	30.7	29.8
Total	408,668					34.5	33.6

1) Adjusted on account of corporate actions
2) The 2004 and 2005 tranches, i. e. a total of 18,909 options, were exercisable as at 31 December 2008.

In accordance with IFRS 2, the full value of the stock options in the 2006 tranche is added to provisions proportionately over the vesting period of the options. Provisions amounting to €33.6 million (2007: €188.1 million) were recognized as at the closing date of 31 December 2008. They do not comprise any long-term provisions (2007: €43.2 million). Members of the Executive Board accounted for €6.3 million of the total provisions (2007: €21.8 million) and members of the Supervisory Board for €0.4 million (2007: €2.0 million). In the year under review, the decline in outperformance resulted in income amounting to €6.0 million (2007: expense of €142.0 million). Thereof, €1.1 million (2007: expense of €17.1 million) was attributable to members of the Executive Board and €0.4 million (2007: expense of €1.4 million) was attributable to members of the Supervisory Board. For details on the stock options granted to members of the Executive Board, please also refer to the remuneration report (pages 66 to 72).

Change in number of stock options allocated

	Balance as at 31 Dec. 2007	Options exercised	Options forfeited	Balance as at 31 Dec. 2008
To the Supervisory Board	4,480	2,660	0	1,820
To the Executive Board	115,407	32,558	0	82,849
To other senior executives	646,742	310,781	11,962	323,999
Total stock options allocated	**766,629**	**345,999**	**11,962**	**408,668**

The average exercise price of the 345,999 (2007: 157,159) stock options paid out during the year under review amounted to €428.40 (2007: €240.53).

Stock Bonus Plan (SBP)

The Company had introduced a Stock Bonus Plan (SBP) for the members of the Executive Board and senior executives in 2007 as a long-term incentive component. It replaced the phantom stock option plan of previous years. In the year under review, the Company established an additional tranche of the SBP program.

In addition, the 2007 and 2008 tranches of the Stock Bonus Plan were also introduced for the US subsidiary International Securities Exchange Holdings, Inc. in accordance with the resolution of ISE's Compensation Committee.

In order to participate in the SBP, a beneficiary must have earned a bonus. The number of SBP shares granted is determined by the amount of the individual and performance-based SBP bonus, divided by the Company's market share price (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) on the date the bonus is determined. Neither the converted SBP bonus nor the number of SBP shares is paid at the time the bonus is determined. Rather, the entitlements for Executive Board members are received two years after being granted and for other senior executives in each case on 31 January of the calendar year after next (i.e. after the waiting period). Within this period, beneficiaries cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting). The beneficiaries' claims resulting from the SBP are calculated on the first trading day following the last day of the waiting period. The current market price on that day (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) is multiplied by the number of SBP shares. The Company has the option to settle a beneficiary's claim in cash or shares.

In accordance with IFRS 2, the Company uses an adjusted Black-Scholes model (Merton model) to calculate the fair value of the SBP shares.

Valuation parameters for SBP shares

		Tranche 2008	Tranche 2007	Tranche 2007 ISE
Term until[1]		2 years	2 years	1 year
Risk-free interest rate	%	1.83	3.21	3.21
Volatility	%	52.62	35.95	35.95
Dividend yield	%	4.55	2.20	2.20
Exercise price	€	0	0	0

1) The term or waiting period for Executive Board members is two years from the grant date. For other senior executives, the term or waiting period ends in each case on 31 January of the year after next.

The valuation model does not take exercise hurdles into account. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

Valuation of SBP shares

	Balance as at 31 Dec. 2008[1] Number	Deutsche Börse AG share price as at 31 Dec. 2008 €	Intrinsic value/ option[2] €	Fair value/ option[2] €	Settlement obligation[3] €m	Reserves as at 31 Dec. 2008 €m
Tranche 2007	103,395	50.80	104.89	100.59	10.8	6.6
Tranche 2007 ISE	33,326	50.80	65.04	62.62	2.2	1.0
Tranche 2008	397,169[4]	50.80	50.80	46.30	20.2	5.6
Total	**533,890**[4]				**33.2**	**13.2**

1) There was no portfolio of exercisable SBP shares as at 31 December 2008.
2) As at the grant date
3) As at the maturity date
4) As the grant date for the 2008 tranche is not until the 2009 financial year, the number indicated for the balance sheet date may change subsequently.

In accordance with IFRS 2, the total amount for the number of SBP shares is measured at the fair value on the grant date or the reporting date, and recognized in the income statement over the three year vesting period. Shareholders' equity is increased accordingly.

At the 31 December 2008 balance sheet date, reserves in the amount of €13.2 million (31 December 2007: €4.2 million) were reported. €13.2 million of these reserves is long-term (2007: €4.2 million), and €3.3 million (2007: €0.9 million) was attributable to members of the Executive Board. The total expense for the number of SBP shares was €9.0 million (2007: €4.2 million). Of this, €2.3 million was attributable to members of the Executive Board (2007: €0.9 million). For details on the projected number of SBP shares that are could be granted to members of the Executive Board, please also refer to the remuneration report (pages 66 to 72).

Change in number of SBP shares allocated

	Balance as at 31 Dec. 2007	Additions Tranche 2007[1]	Additions Tranche 2008	Options exercised	Options forfeited	Balance as at 31 Dec. 2008
To the Executive Board	23,422	7,665	90,223[2]	0	0	121,310[2]
To other senior executives	82,405	33,326	306,946[2]	0	10,097	412,580[2]
Total	105,827	40,991	397,169[2]	0	10,097	533,890[2]

1) The additions also include ISE's employees' claims or rights to SBP shares.
2) As the grant date for the 2008 tranche is not until the 2009 financial year, the number indicated for the balance sheet date may change subsequently.

Group Share Plan (GSP)

Following the Annual General Meeting on 21 May 2008, the Company established an additional tranche for the Group Share Plan. In addition, the employees of the US subsidiary International Securities Exchange Holdings, Inc. (ISE) were permitted to participate in the Group Share Plan established specifically for ISE; for more information see the corresponding section below.

Employees of the Deutsche Börse Group who are not members of the Executive Board or senior executives have the opportunity to subscribe for shares of Deutsche Börse AG at a discount of 30 or 40 percent (2007: between 20 and 40 percent) of the issue price, respectively. This discount is based on the employee's performance assessment and length of service. Under the GSP 2008 tranche, and depending on their basic salary, eligible employees were able to buy up to 300 shares of the Company (2007: 400 shares). For the first time, eligible employees received two (2007: one) additional Deutsche Börse shares ("bonus shares") for every ten Deutsche Börse shares purchased. Both purchased and bonus shares must be held for at least two years.

From 2003 to 2006, employees participating in the GSP received an additional stock option for each share acquired through the GSP, which they can exercise after two years at a fixed premium to the issue price. The issue price of these additional options consists of the exercise price, which corresponds to the volume-weighted average price of the shares in the closing auctions in Xetra trading on the ten trading days prior to the stock options' grant date, but at a minimum to the closing price on the grant date of the stock options, plus a premium of 20 percent of the exercise price. Options could not be exercised in the first two years, and expire without compensation if not exercised within six years. Following the capital increase from retained earnings in 2007, each individual option entitles the holder to subscribe for two Deutsche Börse shares unless Deutsche Börse AG exercises its right to settle in cash.

In accordance with IFRS 2, the stock options allocated under the 2004 to 2006 tranches were measured at their fair value at the grant date, and the options allocated under the 2003 tranche were measured at their fair value at the balance sheet date. The fair value of the options was calculated using a Merton model and applying the following assumptions:

Valuation parameters for GSP options

		Tranche 2003[1]	Tranche 2004[2]	Tranche 2005[2]	Tranche 2006[2]
Term until		30 June 2009	30 June 2010	30 June 2011	30 June 2012
Risk-free interest rate	%	1.61	3.86	2.79	3.93
Volatility of Deutsche Börse AG shares	%	79.18	19.15	21.37	37.68
Deutsche Börse AG share price	€	50.80	20.95	33.45	54.55
Dividend yield	%	1.61	1.46	2.50	2.63
Exercise price	€	28.41[3]	25.92	38.85	63.90
Fair value	€	**44.78**	**5.59**	**8.78**	**28.90**

1) Valuation parameters and fair value at the balance sheet date 31 December 2008
2) Valuation parameters and fair value at the grant date
3) As a consequence of the corporate actions implemented, the exercise price of €55.33 was adjusted.

Apart from the vesting period, the valuation model does not include any exercise hurdles and assumes that options will be held for the maximum holding period. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

In total, eligible employees subscribed for a total of 112,883 (2007: 240,808) shares under the GSP. These shares were all purchased in the market. The difference between the average purchase price and the average subscription price paid by employees, amounting to €5.7 million (2007: €8.8 million), was charged to staff costs.

In the year under review, net income totalling €1.5 million (2007: expense of €3.2 million) was recognized in staff costs for all GSP-related stock options. Of this amount, an expense of €0.9 million (2007: €0.9 million) related to equity-settled share-based payments, and income of €2.4 million to cash-settled share-based payments.

The 2003 tranche stock options recognized as a provision (for full details, please refer to note 3) are measured at current market prices at the closing date concerned. At the balance sheet date, this provision amounted to €0.5 million (2007: €2.9 million); this amount reflects the intrinsic value of the options that were exercisable at the balance sheet date.

Change in number of GSP options allocated

	Balance as at 31 Dec. 2007	Options exercised	Options forfeited	Balance as at 31 Dec. 2008
Tranche 2003[1]	13,552	1,125	150	12,277
Tranche 2004[1]	20,940	4,045	250	16,645
Tranche 2005[1]	43,682	8,750	150	34,782
Tranche 2006[1]	55,892	2,178	1,692	52,022
Total	134,066	16,098	2,242	115,726

1) Exercisable at 31 December 2008: a total of 115,726 options from the 2003 to 2006 tranches (2007: 78,174 from the 2003 to 2005 tranches)

The weighted average share price for the options exercised in the year under review amounted to €88.33 (2007: €95.22).

ISE Group Share Plan

The Group also established a Group Share Plan for the 2008 tranche for employees of the US subgroup ISE in the year under review and enabled subsequent participation in the 2007 tranche as a salary component with a long-term incentive. Eligible employees have the opportunity to acquire a number of shares in Deutsche Börse AG based on their earned bonus plus an additional personal contribution. The purchase price for the shares, which is reduced by 90 percent, is paid from the granted GSP bonus and an additional contribution by the employee. One third of the shares of the 2007 tranche are subject to a vesting period of one year and two thirds to a vesting period of two years. For the 2008 tranche, a three year waiting period beginning at the grant date has been agreed. Neither the GSP bonus nor the number of GSP shares is paid at the time the bonus is determined, but instead after one or two years have expired for the subsequently granted 2007 tranche, and after three years have expired for the 2008 tranche, beginning at their grant date (waiting period). Within this period, beneficiaries cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting).

The shares are delivered no later than 45 days after the waiting period has expired. The shares are all purchased in the market. The difference between the average purchase price and the reduced subscription price is charged to staff costs.

In accordance with IFRS 2, the Company uses an adjusted Black-Scholes model (Merton model) to calculate the fair value of the GSP shares.

Valuation parameters for ISE GSP shares

		Tranche 2007	Tranche 2007	Tranche 2008
Term until		31 Jan. 2009	31 Jan. 2010	31 Jan. 2011
Risk-free interest rate	%	3.21	3.21	1.83
Volatility	%	35.95	35.95	55.62
Deutsche Börse AG share price	€	50.80	50.80	50.80
Dividend yield	%	2.93	2.93	4.55
Exercise price	€	0	0	0
Fair value	€	78.57	76.33	46.30

The valuation model does not take exercise hurdles into account. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

Valuation of ISE GSP shares

	Projected balance as at 31 Dec. 2008[1]	Deutsche Börse AG share price as at 31 Dec. 2008	Intrinsic value/ option[2]	Fair value/ option[2]	Settlement obligation[3]	Reserves as at 31 Dec. 2008
	Number	€	€	€	€m	€m
Tranche 2007[4]	10,216	50.80	78.77	78.57	0.8	0.6
Tranche 2007[5]	20,432	50.80	78.77	76.33	1.6	0.5
Tranche 2008	92,294[6]	50.80	50.80	46.30	4.3	0.8
Total	122,942				6.7	1.9

1) No ISE GSP shares were exercisable as at 31 December 2008.
2) As at the grant date
3) As at the maturity date
4) ISE GSP shares from the 2007 tranche expiring on 31 January 2009
5) ISE GSP shares from the 2007 tranche expiring on 31 January 2010
6) As the grant date for the 2008 tranche is not until the 2009 financial year, the number indicated for the balance sheet date may change subsequently.

In accordance with IFRS 2, the total amount for the number of ISE GSP shares is measured at the fair value on the grant date or the reporting date, and recognized in the income statement over the one or two year vesting period for the 2007 tranche and otherwise over the three year vesting period for the 2008 tranche. Group equity is increased accordingly.

At the 31 December 2008 balance sheet date, reserves in the amount of €1.9 million were reported for the first time, of which €1.3 million is noncurrent. The total expense for the number of ISE GSP shares was €1.9 million in the year under review.

Change in number of ISE GSP shares allocated

	Balance as at 31 Dec. 2007	Additions	Options exercised	Options forfeited	Balance as at 31 Dec. 2008
Tranche 2007	0	36,370	0	5,722	30,648
Tranche 2008[1]	0	92,294[1]	0	0	92,294[1]
Total	0	128,664[1]	0	5,722	122,942[1]

1) As the grant date for the 2008 tranche is not until the 2009 financial year, the number indicated for the balance sheet date may change subsequently.

47. Executive bodies

The members of the Company's executive bodies are listed in the "Executive Board" and "Supervisory Board" chapters of this annual report (see pages 50 to 53).

48. Corporate governance

On 8 December 2008, the Executive and Supervisory Boards issued the latest version of the declaration of conformity in accordance with section 161 of the Aktiengesetz (AktG, the German Stock Corporation Act) and made it permanently available to shareholders on the Company's website.

49. Related party disclosures

Related parties as defined by IAS 24 are the members of the executive bodies of Deutsche Börse AG, those companies classified as its associates and other investors, and companies that are controlled or significantly influenced by members of its executive bodies.

The remuneration of the individual members of the Executive and Supervisory Boards is presented in the remuneration report in the corporate governance chapter (see pages 66 to 72). The remuneration report is a component of the Group management report.

Executive Board
In 2008, the fixed and variable remuneration of the members of the Executive Board, including non-cash benefits, amounted to a total of €13.0 million (2007: €15.8 million).

In 2008, no expenses for non-recurring termination benefits for Executive Board members were recognized in the consolidated income statement (2007: €16.6 million).

The actuarial present value of the pension obligations to Executive Board members was €15.6 million at 31 December 2008 (31 December 2007: €16.2 million). Expenses of €3.5 million (2007: €3.6 million) were recognized as additions to pension provisions.

Former members of the Executive Board or their surviving dependents
The remuneration paid to former members of the Executive Board or their surviving dependents amounted to €1.2 million in 2008 (2007: €0.9 million). The actuarial present value of the pension obligations was €27.2 million at 31 December 2008 (2007: €30.3 million).

Supervisory Board
The aggregate remuneration paid to members of the Supervisory Board in financial year 2008 was €2.3 million (2007: €2.2 million). A total income of €0.2 million was recognized for the phantom stock options granted under the phantom stock option plan until financial year 2004 (2007: total expense of €0.9 million); see also note 46.

Supervisory Board member Friedrich von Metzler is the personally liable partner of B. Metzler seel. Sohn & Co. KGaA, Frankfurt/Main. Deutsche Börse AG and some of its subsidiaries have established a contractual trust arrangement (CTA) with this company. Expenses totalling €197,900 are recognized in respect of these services during 2008 (2007: €212,000).

Other material transactions with related companies

The following table shows the other material transactions with companies classified as related parties. All transactions were effected on an arm's length basis.

Breakdown of other transactions with related parties

	Amount of the transactions		Outstanding balances	
	2008 €m	2007 €m	2008 €m	2007 €m
Associates:				
License fees paid by Eurex Frankfurt AG to STOXX Ltd.	-26.5	-18.8	-7.4	-4.7
Operation of Eurex software for European Energy Exchange AG by Deutsche Börse Systems AG	7.0	11.3	1.9	1.1
Provision of price data by STOXX Ltd. to Deutsche Börse AG	-4.1	-3.9	0	0
Operation of the trading system for U.S. Futures Exchange LLC by Deutsche Börse Systems AG	5.7	5.6	0[1]	0.6
Administrative services and index calculation services by Deutsche Börse AG for STOXX Ltd.	0.6	0.4	0	0
Operation and development of Xontro by Deutsche Börse Systems AG for BrainTrade Gesellschaft für Börsensysteme mbH	20.7	24.7	1.9	2.0
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse AG	-8.8	-10.8	-1.0	-1.0
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Scoach Europa AG	-2.6	-4.7	0	-0.4
Money market transactions of Clearstream Banking S.A. with European Commodity Clearing AG[2]	-3.5	-1.0	-278.0[3]	-95.1[3]
Other transactions with associates	–	–	1.6[1]	0.7
Total			**-281.0**	**-96.8**
Other investors:				
Office and administrative services by Eurex Zürich AG for SIX Swiss Exchange AG	32.6	35.4	3.4	6.5
Office and administrative services by SIX Swiss Exchange AG for Scoach Schweiz AG	-2.4	5.8	0	0.3
Office and administrative services by SIX Swiss Exchange AG for Eurex Zürich AG	-7.2	-9.0	-0.8	-1.1
Development of Eurex software by Deutsche Börse Systems AG for SIX Swiss Exchange AG	6.1	6.5	0.9	1.0
Office and administrative services by SIX Swiss Exchange AG for Eurex Frankfurt AG	-7.4	-6.2	-0.8	-1.6
Transfer of revenue from Eurex fees by Eurex Zürich AG to SIX Swiss Exchange AG	n.a.[4]	n.a.[4]	-8.7	-9.2
Other transactions with other investors	–	–	-2.4	0.3
Total			**-8.4**	**-3.8**

1) At Deutsche Börse Group, valuation allowances were made for receivables amounting to €2.2 million in the reporting year.
2) European Commodity Clearing AG is a subsidiary of European Energy Exchange AG, in which Deutsche Börse AG has an indirect equity interest of 17.37 percent.
3) Contained in "liabilities from banking business"
4) Forwarded directly; not included in the consolidated income statement

50. Shareholders

On 30 September 2008, Deutsche Börse AG, Frankfurt am Main, Germany, published a statement in accordance with section 26 (1) sentence 2 of the WpHG (Wertpapierhandelsgesetz, German Securities Trading Act) according to which its portfolio of own shares of Deutsche Börse AG exceeded the threshold of three percent of the voting rights on 26 September 2008 and amounted to 3.05 percent at that date (5,950,653 voting rights).

The Children's Investment Master Fund, Grand Cayman, Cayman Islands, notified Deutsche Börse AG in accordance with section 21(1) of the WpHG that its share of Deutsche Börse AG's voting rights exceeded the threshold of 10 percent on 10 April 2006 and amounted to 10.06 percent (10,264,953 voting rights) on that date. In 2008, The Children's Investment Master Fund also informed Deutsche Börse AG by means of a correction notice that this 10.06 percent (10,264,953 voting rights) were attributable to it on 10 April 2006 in accordance with section 22(1) sentence 1 no. 2 of the WpHG.

The Children's Investment Fund Management (UK) LLP, London, UK, notified Deutsche Börse AG in accordance with section 21 (1) of the WpHG on 3 September and 5 September 2008 in its own name and on behalf of The Children's Investment Fund Management Ltd., London, UK, The Children's Investment Fund Management (Cayman) Ltd., Grand Cayman, Grand Cayman Islands, and Christopher Hohn, UK, that the share of Deutsche Börse AG's voting rights of each of these companies or individuals exceeded the threshold of 15 percent on 2 September 2008 and amounted to 19.30 percent (37,630,334 voting rights) at that date. Of these voting rights, 10.26 percent (20,000,000 voting rights) can each be attributed to The Children's Investment Fund Management (UK) LLP in accordance with section 22 (1) sentence 1 no. 6 of the WpHG, to The Children's Investment Fund Management Ltd., to The Children's Investment Fund Management (Cayman) Ltd. and Christopher Hohn in accordance with section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG and 9.04 percent (17,630,334 voting rights) to each of the aforementioned companies and individuals in accordance with section 22 (2) of the WpHG. Shares of the voting rights of The Children's Investment Master Fund, the Atticus European Fund, Ltd., and the Atticus Global Advisors, Ltd. can be attributed to all of the companies and individuals mentioned previously, each of whom hold at least 3 percent of the voting rights. In each case, the threshold was exceeded when an agreement was entered into between The Children's Investment Fund Management (UK) LLP, Atticus Capital LP, and Atticus Management Limited regarding the coordination of equity investment activities related to Deutsche Börse AG, whose shares are held by each of the funds and managed accounts for which Atticus Capital LP, Atticus Management Limited, and The Children's Investment Fund Management (UK) LLP serve as investment advisors.

Atticus European Fund, Ltd., New York, USA, notified Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights exceeded the threshold of 5 percent on 23 July 2008 and amounted to 5.02 percent of all the voting rights of Deutsche Börse AG (9,780,188 voting rights) on that date.

Atticus Capital LP, New York, USA, Atticus Management Limited, St. Peter Port, Guernsey, Atticus LP Incorporated, St. Peter Port, Guernsey, Atticus Capital Holdings LLC, New York, USA, Atticus Holdings LP, New York, USA, Atticus Management LLC, New York, USA, and Timothy Barakett, USA, have notified Deutsche Börse AG in accordance with section 21 (1) of the WpHG that their respective share of Deutsche Börse AG's voting rights exceeded the threshold of 10 percent and 15 percent on 2 September 2008 and amounted to 19.30 percent (37,630,334 voting rights) respectively of all of Deutsche Börse AG's voting rights at that date. Of these voting rights, 9.04 percent (17,630,334 voting rights) can be attributed each to Atticus Capital LP and Atticus Management Limited in accordance with section 22 (1) no. 6 of the WpHG, as well as to Atticus LP Incorporated, Atticus Capital Holdings LLC, Atticus Holdings LP, Atticus Management LLC, and Timothy Barakett in accordance with section 22 (1) no. 6, sentences 2 and 3 of the WpHG, and 10.26 percent (20,000,000 voting rights) to each of the aforementioned companies and individuals in accordance with section 22 (2) of the WpHG. Voting rights of Atticus European Fund Ltd., Atticus Global Advisors, Ltd. and The Children's Investment Master Fund can be attributed to all of the companies and individuals mentioned previously in this paragraph, each of whom hold at least 3 percent of the voting rights. In each of these cases, the threshold was exceeded when an agreement was entered into between Atticus Capital LP, Atticus Management Limited, and The Children's Investment Fund Management (UK) LLP regarding the coordination of equity investment activities related to Deutsche Börse AG, whose shares are held by each of the funds and managed accounts for which Atticus Capital LP, Atticus Management Limited, and The Children's Investment Fund Management (UK) LLP serve as investment advisors.

The Credit Suisse Group, Zurich, Switzerland, notified Deutsche Börse AG in accordance with section 21 (1) and section 24 of the WpHG in its own name and in the name and on behalf of Credit Suisse Securities (Europe) Limited, London, England, Credit Suisse (International) Holding AG, Zug, Switzerland, Credit Suisse Investments (UK), London, England, Credit Suisse Investment Holdings (UK), London, England, and Credit Suisse, Zurich, Switzerland, of the following:

Credit Suisse Securities (Europe) Limited's share of Deutsche Börse AG's voting rights fell below the threshold of 3 percent on 9 June 2008 and amounted to 0.455 percent (887,496 voting rights) at that date. Consequently, the shares of Deutsche Börse AG's voting rights of Credit Suisse (International) Holding AG, Zug, Switzerland, Credit Suisse Investments (UK) London, England, and Credit Suisse Investment Holdings (UK), London, England, each affiliated with Credit Suisse Securities (Europe) Limited, fell below the threshold of 3 percent on 9 June 2008 and amounted to 0.455 percent (887,496 voting rights) at that date. This share of voting rights can be fully attributed to the companies named in this paragraph in accordance with section 22 (1) sentence 1 no. 1 of the WpHG.

Credit Suisse's share of Deutsche Börse AG's voting rights fell below the threshold of 3 percent on 9 June 2008 and amounted to 0.715 percent (1,394,220 voting rights) at that date. The 0.704 percent share of voting rights (1,373,260 voting rights) is attributed in accordance with section 22 (1) sentence 1 no. 1 of the WpHG and the 0.011 percent share of voting rights (20,960 voting rights) is attributed in accordance with section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG.

The Credit Suisse Group's share of Deutsche Börse AG's voting rights fell below the threshold of 3 percent on 9 June 2008 and amounted to 0.725 percent (1,413,875 voting rights) on that date. The 0.709 percent share of voting rights (1,383,265 voting rights) is attributed in accordance with section 22 (1) sentence 1 no. 1 of the WpHG, and the 0.016 percent share of voting rights (30,610 voting rights) is attributed in accordance with section 22 (1) sentence 1 no. 6 in conjunction with section 22 (1) sentence 2 of the WpHG.

UBS AG, Zurich, Switzerland, notified Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights fell below the threshold of 3 percent on 24 April 2008 and amounted to 2.41 percent (4,707,418 voting rights) on that date. Of these voting rights, 0.14 percent (275,149 voting rights) can be attributed to UBS AG in accordance with section 22 (1) sentence 1 no. 1 of the WpHG, and 2.27 percent of the voting rights (4,432,269 voting rights) were held directly at that date.

FMR LLC (Fidelity Management & Research), Boston, USA, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights fell below the threshold of 3 percent on 2 April 2008 and its share of voting rights amounted to 2.91 percent at that date. All voting rights are attributable to FMR LLC (Fidelity Management & Research) in accordance with section 22 (1) sentence 1 no. 6 and sentence 2 of the WpHG.

51. Employees

Employees

	2008	2007
Average number of employees during the year	3,339	3,052
Employed as at the balance sheet date	3,395	3,281
thereof Deutsche Börse Group without ISE	3,175	3,039
thereof ISE	220	242

Of the average number of employees during the year, 10 (2007: 9) were classified as Managing Directors (excluding Executive Board members), 451 (2007: 364) as senior executives and 2,878 (2007: 2,679) as employees.

There was an average of 3,115 full-time equivalent (FTE) employees during the year (2007: 2,854). Please refer also to the "Employees" section in the Group management report.

52. Events after the balance sheet date

Thomas Eichelmann's Executive Board mandate and service contract are to end by mutual agreement upon conclusion of 30 April 2009.

53. Date of approval for publication

Deutsche Börse AG's Executive Board approved the consolidated financial statements for submission to the Supervisory Board on 23 March 2009. The Supervisory Board is responsible for examining the consolidated financial statements and stating whether it endorses them.

Responsibility Statement by the Executive Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt/Main, 23 March 2009
Deutsche Börse AG

Reto Francioni	Andreas Preuß	Thomas Eichelmann
Frank Gerstenschläger	Michael Kuhn	Jeffrey Tessler

Audit Opinion

We have audited the consolidated financial statements prepared by Deutsche Börse AG, Frankfurt/Main, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the Group management report for the financial year from 1 January to 31 December 2008. The preparation of the consolidated financial statements and the Group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a (1) of the HGB (Handelsgesetzbuch, the German Commercial Code) is the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with section 317 of the HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a (1) of the HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, 23 March 2009

KPMG AG Wirtschaftsprüfungsgesellschaft
(formerly KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft)

Becker (German Public Auditor) Bors (German Public Auditor)

Summarized Single-Entity Financial Information

A summary of Deutsche Börse AG's single-entity financial statements prepared in accordance with the provisions of the HGB (Handelsgesetzbuch, the German Commercial Code) is presented below. Note that the information is not presented in the legally required form of publication in accordance with section 328 (2) of the HGB. A copy of the complete financial statements can be obtained from Deutsche Börse AG, Investor Relations, 60485 Frankfurt/Main, Germany.

Income statement for the period 1 January to 31 December

	2008 €m	2007 €m
Sales revenue	1,282.7	1,261.4
Other operating income	187.5	191.2
Total expenses	-641.5	-703.5
Income from equity investments	418.8	272.3
Income from profit pooling agreements	112.0	91.9
Write-downs of noncurrent financial assets and current financial instruments	-21.2	-0.3
Net financial result	-78.8	9.4
Profit before tax from ordinary activities	1,259.5	1,122.4
Taxes	-288.3	-348.8
Net profit for the year	971.2	773.6
Appropriation to other retained earnings	-471.2	-348.6
Unappropriated surplus	500.0	425.0

Balance sheet as at 31 December

	2008 €m	2007 €m
Assets		
Fixed assets	3,714.3	3,894.5
Current assets	584.6	677.3
Total assets	4,298.9	4,571.8
Equity and liabilities		
Equity		
Subscribed capital	185.8	191.9
(thereof par value of shares acquired for retirement: €-9.2 million; previous year: €-8.1 million)		
Share premium	1,284.3	1,279.3
Other retained earnings	144.3	20.1
Unappropriated surplus	500.0	425.0
	2,114.4	1,916.3
Provisions	219.7	375.5
Liabilities	1,964.8	2,280.0
	2,184.5	2,655.5
Total equity and liabilities	4,298.9	4,571.8

Proposal on the Appropriation of the Unappropriated Surplus

The Executive Board proposes that the unappropriated surplus amounting to €500.0 million (2007: €425.0 million) reported in the annual financial statements of Deutsche Börse AG be appropriated as follows:

Proposal on the appropriation of the unappropriated surplus

	2008 €m	2007 €m
Distribution of a dividend to the shareholders of €2.10 per share for 185,803,927 no-par value shares carrying dividend rights (in 2008 from net profit for 2007: €2.10)	390.2	403.0
Appropriation to retained earnings	109.8	22.0
Unappropriated surplus	**500.0**	**425.0**

The proposal on the appropriation of the unappropriated surplus reflects treasury shares held directly or indirectly by the Company that are not eligible to receive dividends under section 71b of the AktG (Aktiengesetz, the German Stock Corporation Act). The number of shares eligible to receive dividends can change up until the Annual General Meeting through the repurchase of further treasury shares (irrespective of whether or not such shares are subsequently retired) or through the sale of treasury shares. In this case, without changing the dividend of €2.10 per eligible share, an amended resolution for the appropriation of surplus will be proposed to the Annual General Meeting.

Deutsche Börse Group – International Presence

Europe

Berlin
Representative Office Berlin
Unter den Linden 36
10117 Berlin
Germany
Phone +49-(0) 30-5 90 04-1 00

Eschborn
Frankfurter Straße 60-62
65760 Eschborn
Germany
Phone +49-(0) 69-2 11-0

Frankfurt/Main
Neue Börse
Neue Börsenstraße 1
60487 Frankfurt/Main
Germany
Phone +49-(0) 69-2 11-0

Börsenplatz 4
60313 Frankfurt/Main
Germany
Phone +49-(0) 69-2 11-0

Lisbon
Praça Nuno Rodrigues dos Santos, 7
1600-171 Lisboa
Portugal
Phone +351-917 596 153

London
One Canada Square
Floor 42
Canary Wharf
London
E14 5DR
United Kingdom
Phone +44-(0)207-862-7000

Luxembourg
The Square
42, Avenue JF Kennedy
L-1855 Luxembourg
Luxembourg
Phone +352-243-0

Madrid
Palacio de la Bolsa
Plaza de la Lealtad, 1
28014 Madrid
Spain
Phone +34-917 095 600

Moscow
Moscow Representative Office
Bolshaya Tatarskaya 42
115184, Moskwa
Russia
Phone +7-495-783-8602

Paris
Representative Office France
17, rue de Surène
75008 Paris
France
Phone +33-(0)1 55 27 67 69

Prague
Vladislavova 17
110 00 Praha 1
Czech Republic
Phone +420-234 778 880

Křižíkova 34
18600 Praha 8
Czech Republic
Phone +420-234 774 100

Wrexham
Redwither Tower
Suite 3K5
Redwither Business Park
Wrexham
LL13 9XT
United Kingdom
Phone +44-(0)1978-661-813

Zurich
Selnaustrasse 30
P.O. Box
8021 Zürich
Switzerland
Phone +41-(0) 58 854 29 42

North America

Chicago
Sears Tower
233 South Wacker Drive
Suite 2455
Chicago, IL 60606
USA
Phone +1-312-544-1000

New York
New York Representative Office
55 Broad Street
Floor 8
New York, NY 10004
USA
Phone +1-212-309-8888

60 Broad Street
New York, NY 10004
USA
Phone +1-212-943-2400

40 Fulton Street
Floor 5
New York, NY 10038
USA
Phone +1-212-669-6400

Asia

Dubai
Dubai Representative Office
City Tower 2
Sheikh Zayed Road Flat 902
P.O. Box 27250
Dubai
United Arab Emirates
Phone +971-(0)4-331-0644

Hong Kong
Hong Kong Representative Office
2606-7 Two Exchange Square
8 Connaught Place, Central
Hong Kong
Phone +852-2530-7411

15/F
100 Queen's Road, Central
Hong Kong
Phone +852-3180-9270

Beijing
Beijing Representative Office
Unit 01-06, 7/F, China Central Place, Tower 3
No.77 Jianguo Road, Chaoyang District
100025 Beijing
P.R. China
Phone +86-(0)10-6502-8300

Singapore
Singapore Representative Office
50 Raffles Place
#21-05 Singapore Land Tower
Singapore 048623
Singapore
Phone +65 6304 5255

Tokyo
Tokyo Representative Office
9F, Toranomon 4-chome MT Building II
4-2-12 Toranomon, Minato-Ku
Tokyo 105-0001
Japan
Phone +81-(0)3-3433-1787

3/F, AIG Kabutocho Building
5-1 Nihonbashi Kabutocho, Chuo-Ku
Tokyo 103-0026
Japan
Telefon +81-(0)3-5847-8204

Index

Contact

Investor Relations
E-Mail ir@deutsche-boerse.com
Phone +49-(0) 69-2 11-1 16 70
Fax +49-(0) 69-2 11-1 46 08
www.deutsche-boerse.com/ir_e

Publications Service
Deutsche Börse annual and interim reports can be ordered online and from Deutsche Börse Group's Publication Hotline:

www.deutsche-boerse.com > Investor Relations > Reports and Figures

Phone +49-(0) 69-2 11-1 15 10
Fax +49-(0) 69-2 11-1 15 11

Order number 1010-2750, English
Order number 1000-2749, German

Registered trademarks
CEF®, CEF alpha®, CEF ultra®, DAX®, DAXglobal®, DAXglobal Emerging 11®, DBIX Deutsche Börse India Index®, DivDAX®, Eurex®, Eurex Bonds®, Euro GC Pooling®, Eurex Repo®, FWB®, MDAX®, SDAX®, ShortDAX®, TecDAX®, TRICE®, Xetra®, Xetra-Gold® and Xpect® are registered trademarks of Deutsche Börse AG.

Dow Jones STOXX® and Dow Jones EURO STOXX 50® are registered trademarks of STOXX Ltd.

CFF® and Vestima® are registered trademarks of Clearstream International S.A.

Registration court
Frankfurt/Main HRB 32 23 2

The German version of this report is legally binding. The Company cannot be held responsible for any misunderstandings or misinterpretation arising from this translation.

Financial Calendar

11 May 2009
Q1 interim report

20 May 2009
Annual General Meeting

4 August 2009
Q2 interim report

5 November 2009
Q3 interim report

Deutsche Börse Group: Five-year review

		2004	2005	2006	2007	2008
Consolidated income statement						
Sales revenue	€m	1,449.6	1,631.5	1,854.2	2,185.2	2,455.1
Net interest income from banking business	€m	77.1	112.7	150.7	230.8	236.8
Total expenses (excluding goodwill impairment)	€m	-1,110.1	-1,145.6	-1,092.4	-1,323.5	-1,284.0
Earnings before interest, tax and goodwill impairment (EBITA)	€m	527.6	710.9	1,029.1	1,345.9	1,508.4
Net income	€m	266.1	427.4	668.7	911.7	1,033.3
Consolidated cash flow statement						
Cash flows from operating activities	€m	439.6	667.7	843.4	839.6	1,278.9
Consolidated balance sheet						
Noncurrent assets	€m	2,162.7	2,007.8	1,907.6	4,164.0[1]	4,544.9
Total equity	€m	2,552.5	2,200.8	2,283.3	2,690.2	2,978.3
Total assets	€m	27,699.7	38,477.6	65,025.1	79,626.7[1]	145,878.6
Performance indicators						
Earnings per share (basic)	€	1.19[2]	2.00[2]	3.36[2]	4.70	5.42
Earnings per share (diluted)	€	1.19[2]	2.00[2]	3.36[2]	4.70	5.41
Dividend per share	€	0.35[2]	1.05[2]	1.70[2]	2.10	2.10[3]
Dividends proposed	€m	74.1	210.4	329.8	403.0	390.2[3]
Operating cash flow per share (basic)	€	1.97[2]	3.12[2]	4.24[2]	4.33	6.71
Operating cash flow per share (diluted)	€	1.97[2]	3.12[2]	4.24[2]	4.33	6.70
Employees (average annual FTEs)		3,080	2,979	2,739	2,854	3,115
Sales revenue per employee[4]	€ thous.	471	548	677	766	788
EBITA margin	%	36	44	56	62	61
Return on shareholders' equity[5] (annual average)	%	11	18	30	39	41
Market indicators						
Xetra						
Number of transactions	m	69.4	81.3	107.7	176.3	226.0
Trading volume (single-counted)	€bn	902.7	1,125.5	1,592.9	2,443.0	2,149.0
Floor trading						
Trading volume (single-counted)	€bn	–	–	102.4	109.5	80.1
Scoach						
Trading volume (single-counted)[6]	€bn	–	–	65.6	75.6[7]	64.9
Eurex						
Number of contracts	m	1,065.6	1,248.7	1,526.8	2,704.3[8]	3,172.7
Clearstream						
Value of securities deposited (annual average) international	€bn	–	3,648	4,170	4,783	5,128
national	€bn	–	4,448	5,033	5,721	5,509
Number of transactions international	m	–	23.2	29.8	33.9	30.0
national	m	–	65.0	74.9	89.2	84.3

1) Adjustments due to the retrospective reduction of the tax rate applied in the course of the acquisition of ISE 2) Amount restated to reflect capital increase in 2007 3) Proposal to the Annual General Meeting 2009 4) Based on average full-time equivalents (FTEs) 5) Net income/average shareholders' equity for the financial year based on the quarter-end shareholders' equity balances 6) The joint venture was set up on 1 January 2007; pro forma figures for 2006. 7) In April 2008, Scoach trading (German marketplace) migrated to the Xetra platform and has been presented as customer order book turnover since then. The prior-period figure has been adjusted accordingly. Scoach's trading volumes are given for the German and Swiss marketplaces. 8) Pro forma figure including US options of ISE

Glossary

Algo trading Algorithmic trading in which a computer automatically generates buy and sell orders once predefined parameters or algorithms are fulfilled.

Algo trader Participant in → algo trading.

CCP Central counterparty. In cash market trading, the functionality for on- and off-exchange transactions that acts as a legal → intermediary between trading parties, minimizing the default risk and facilitating → netting, without revealing the buyer's or seller's identity.

Clearing The → netting and settlement of receivables and liabilities arising from securities and derivatives transactions; determination of the bilateral net debt of buyers and sellers.

CSD Central securities depository. Clearstream Banking AG, Frankfurt/Main, Germany, acts as a state-recognized German CSD in the meaning of the Depotgesetz (German Securities Deposit Act), among other things. In this function it offers a wide range of post-trade services with respect to securities issued in Germany and other countries, firstly as a CSD for securities eligible for collective safe custody and secondly as a custodian for other securities.

Entry Standard Subsegment of the exchange-regulated market (Open Market) of the Frankfurter Wertpapierbörse (FWB®, the Frankfurt Stock Exchange) with additional transparency requirements.

ETC Exchange-traded commodity. Security on individual commodities or commodity baskets that can be traded in the same way as a share on the exchange via the Xetra® trading system. Unlike → ETFs, ETCs are perpetual debt instruments that are secured by the relevant commodities.

ETF Exchange-traded fund. Mutual fund with indefinite maturity whose shares can be bought or sold in continuous trading on the exchange, and which tracks the performance of the index on which it is based.

First Quotation Board Subsegment of the exchange-regulated market (Open Market) of the Frankfurter Wertpapierbörse (FWB®, the Frankfurt Stock Exchange). All German and international companies with an initial listing in the Open Market are included in the First Quotation Board.

GSF Global Securities Financing. One of the business areas of Deutsche Börse Group's Clearstream segment. Includes automated lending and borrowing of securities as well as triparty collateral management services.

Hedging Method of securing open positions exposed to price risks by entering into a position with the opposite risk profile. For example, an existing portfolio can be hedged through the use of derivatives, such as futures and options. If an investor expects falling share prices, he can hedge his portfolio by acquiring put options that entitle him to sell his shares later at a predetermined price.

ICSD International central securities depository. Clearstream Banking S.A., Luxembourg, provides global services to the securities industry by managing the custody of international securities and the settlement of securities transactions. In addition, it offers added-value services such as → GSF and investment funds services.

Intermediary Usually banks and securities trading houses that offer intermediation services between investors and issuers of securities.

IPO Initial public offering. Process by which a company becomes listed on an exchange for the first time. Companies go public primarily as a means of raising additional equity capital.

ISE International Securities Exchange. The fully electronic US options exchange ISE is based in New York. Since December 2007, it has been a subsidiary of Eurex. This means that Deutsche Börse Group operates European as well as US derivatives markets.

Latency here: the time between entering and processing an order. Electronic trading platforms that execute orders quickly with a short response and processing time have a low latency. At the end of 2008, the fastest processing time for Eurex® orders entered by market participants with the shortest connections was just one millisecond from input by the participant to the exchange and back to the participant; for Xetra® orders it was three milliseconds. Low latency and a high → throughput are especially relevant for → algo traders.

Listing Acceptance of a security for trading on the floor of the Frankfurter Wertpapierbörse (FWB®, the Frankfurt Stock Exchange) and/or on the Xetra® electronic trading system.

Margin Collateral (cash or pledged security) deposited by the clearing member (the buyer or seller) to guarantee the fulfillment of a derivatives transaction and cover the risk exposure of the clearing house.

Market maker Banks or securities trading houses which ensure that less liquid securities can continue to be traded by offering to buy or sell a defined quantity of the securities in the trading system, thus acting as a counterparty. In this way, they compensate temporary imbalances between supply and demand, and stabilize the market when short-term imbalances occur.

Nearshoring Relocating business areas to nearby or neighbouring countries with the aim of improving efficiency and being closer to the customer.

Netting Offsetting buy and sell positions over a given period of time so that market participants only have to settle the balance. One of the typical functions and advantages of the → central counterparty (CCP).

OTC market The over-the-counter, i.e. off-exchange, market for securities is not restricted to a particular location and has no fixed trading times. Prices on this market are negotiated freely. In Germany, the transactions performed are not under the responsibility of an exchange, but are subject to the statutory regulations governing securities trading.

Prime Standard Subsegment of the EU-regulated market of the Frankfurter Wertpapierbörse (FWB®, the Frankfurt Stock Exchange) for companies that meet high transparency standards. A listing in the Prime Standard is a precondition for admission to one of Deutsche Börse's selection indices, such as DAX®, MDAX®, SDAX®, or TecDAX®.

Private placement Special type of → listing: a company's shares are offered only to a selected group of investors and not publicly through the exchange, as they would be in an → IPO.

Repo short for "repurchase agreement". The sale of securities with a simultaneous agreement to buy back securities of the same kind at a later date. Repos are primarily entered into between banks and provide them with a temporary source of liquidity. Reverse repurchase agreements highlight the other side of a repo trade, the purchase of securities combined with a simultaneous agreement to sell securities of the same kind at a fixed date at a higher price.

Round trip also called "round-trip time". This is the time an order takes to complete the trip from the participant's trading desk via matching in Xetra® and back to the participant as a trade confirmation. At present, this averages seven milliseconds, with top speeds of as little as three milliseconds.

Single stock futures Futures contract on a particular share (and not a basket of shares as in an index). The contract is traded on → margin, thus offering leverage. It enables investors to quickly make changes to their portfolio of securities without incurring the costs typically arising in share trading.

Spread In Xetra® trading, the difference between the best binding buy and sell offer.

Technology Roadmap Detailed plan and schedule for Deutsche Börse Group's investments in the performance of its systems and network to ensure that trading is fast and dependable and transactions are reliably processed even at peak loads.

Throughput here: the number of orders processed in Deutsche Börse's trading systems. A performant system has a high throughput together with a low order → round trip and is therefore particularly relevant for → algo traders who implement their trading strategies with the aid of computer programs on high-performance systems.

Volatility Measure of the extent to which the price of a security or an index fluctuates around a mean value during a certain period of time.

Published by
Deutsche Börse AG
60485 Frankfurt/Main
Germany
www.deutsche-boerse.com

March 2009
Order number 1010-2750

Exhibit D - EDGA
ISE Holdings 2008 Financials

FINAL

ISE Holdings, Inc.
Statement of Financial Condition
December 31, 2008
(In thousands)

Assets		
Income tax receivable	$	10,057
Intangible assets, net		1,915,167
Goodwill		1,265,854
Investment in subsidiaries		144,147
Investment in associates		128,408
Total assets	$	3,463,632
Liabilities and Shareholder's Equity		
Liabilities:		
Deferred tax liabilities	$	822,432
Total liabilities		822,432
Shareholder's equity:		
Shareholder's equity		2,641,201
Total liabilities and shareholder's equity	$	3,463,632

FINAL

ISE Holdings, Inc.
Statement of Income
Year ended December 31, 2008
(In thousands)

Revenues:		
Income from investment in subsidiaries	$	136,892
Other		10
Total revenues		136,902
Expenses:		
Depreciation and amortization		63,833
Other		947
Total expenses		64,780
Income/(loss) before provision for income taxes		72,122
Provision for income taxes		(24,431)
Net income/(loss)	$	96,552

Exhibit D - EDGA

ISE LLC 2008 Financials

INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members
International Securities Exchange, LLC:

We have audited the accompanying statement of financial condition of International Securities Exchange, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Securities Exchange, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 26, 2009

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Financial Condition

December 31, 2008

(In thousands)

Assets

Current assets:		
Cash and cash equivalents	$	66,371
Accounts receivable, net		35,153
Intercompany receivable		4,486
Income taxes receivable		41,287
Deferred tax asset, net		146
Other assets		4,855
Total current assets		152,298
Fixed assets, net		9,423
Intangible assets, net		18,684
Deferred tax asset, net		19,683
Other assets		1,000
Total assets	$	201,088

Liabilities and Member's Equity

Liabilities:		
Current liabilities:		
Accounts payable and accrued expenses	$	15,999
Intercompany payable		970
Income taxes payable		2,034
Compensation and benefits payable		23,136
Deferred revenue		10,904
Payment for order flow payable		9,762
Total current liabilities		62,805
Deferred revenue		40,724
Compensation and benefits payable		13,981
Other liabilities		2,406
Total liabilities		119,916
Member's equity:		
Total member's equity		81,172
Total liabilities and member's equity	$	201,088

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Income

Year ended December 31, 2008

(In thousands)

Revenues:		
Transaction fees	$	264,865
Member fees and other		43,296
Market data		18,329
Management and service fees		20,580
Total revenues		347,070
Cost of revenues:		
Activity remittance fees		5,966
License fees		4,145
Total cost of revenues		10,111
Gross margin		336,959
Expenses:		
Compensation and benefits		73,288
Technology and communications		17,934
Occupancy		7,339
Professional fees		13,625
Marketing and business development		2,420
Depreciation and amortization		9,069
Other		4,996
Total expenses		128,671
Operating income		208,288
Interest and investment income		3,670
Income before provision for income taxes		211,958
Provision for income taxes		91,120
Net income	$	120,838

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2008

(In thousands)

Member's equity at December 31, 2007	$	200,479
Net income		120,838
Income tax effects of stock-based compensation vested in 2007		(13,769)
Stock-based compensation on parent company stock		2,398
Capital distributions		(254,259)
Capital contributions		25,485
Member's equity at December 31, 2008	$	81,172

See accompanying notes to financial statements.

INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Cash Flows

Year ended December 31, 2008

(In thousands)

Cash flows from operating activities:		
Net income	$	120,838
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		9,069
Amortization of noncurrent deferred revenue		(5,115)
Stock based compensation		2,398
Deferred taxes		(7,187)
(Increase) decrease in operating assets:		
Accounts receivable, net		4,412
Intercompany receivable		(4,486)
Income taxes receivable		72,801
Other assets		(1,159)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		797
Intercompany payable		970
Income taxes payable		2,034
Compensation and benefits payable		15,002
Current deferred revenue		4,331
Payment for order flow payable		170
Other liabilities		(418)
Net cash provided by operating activities		214,457
Cash flows from investing activities:		
Purchase of fixed assets		(3,803)
Purchase of intangible assets		(3,513)
Net cash used in investing activities		(7,316)
Cash flows from financing activities:		
Capital distributions		(254,259)
Capital contributions		25,485
Income tax effects of stock-based compensation vested in 2007		(13,769)
Net cash used in financing activities		(242,543)
Decreases in cash and cash equivalents		(35,402)
Cash and cash equivalents, beginning of year		101,773
Cash and cash equivalents, end of year	$	66,371
Supplemental disclosure of cash flow information:		
Interest paid	$	160
Income taxes paid		38,852

See accompanying notes to financial statements.

(1) Organization and Description of Business

International Securities Exchange, LLC (ISE or the Company) is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the Parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE was founded in September 1997. In February 2000, it received regulatory approval to become a national securities exchange and in May 2000, formally commenced trading. ISE is regulated by the U.S. Securities and Exchange Commission (SEC).

Effective December 20, 2007, Eurex Frankfurt AG (Eurex), a derivatives exchange jointly owned by Deutsche Börse AG and SIX Swiss Exchange AG completed a merger whereby it purchased all the outstanding common stock of ISE Holdings. The Company continues to be regulated by the SEC as a registered national securities exchange and operates as an independent subsidiary of Eurex.

(2) Basis of Presentation and Significant Accounting Policies

(a) *Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, results of operations, and cash flows for the period presented.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Revenue Recognition*

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade date basis. Transaction fees are recorded net of discounts of $36,077 for the year ended December 31, 2008. The Company waives or discounts certain trading fees.

Market data revenues are predominately earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority (OPRA). The Company earns a portion of OPRA's net income based on its pro-rata share of industry trade volume. Revenue is recorded as transactions occur on a trade date basis.

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; revenue from the sale of CMM trading rights; fees for use of the Company's communication network, equipment and trading software, regulatory and administrative fees. Connectivity, access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of CMM trading rights is deferred and recognized on a straight-line basis over 14 years. Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis and recognized over a twelve-month period.

Management fees represent fees for services provided to affiliates of Eurex. Among the services provided to these affiliates are those relating to technology, regulatory supervision, and general administration. These fees are accrued monthly.

(d) *Noncurrent Deferred Revenue*

The Company sold CMM trading rights pursuant to a purchase agreement. Certain CMM trading rights were paid in full on the purchase date, while others are payable in annual installments; however, these purchase agreements grant immediate CMM trading rights upon execution of the purchase agreement. The Company currently recognizes revenue from the sale over 14 years, the estimated useful life, on a straight-line basis. The estimated useful life was determined based upon an analysis of certain factors driving the securities industry that could have an effect on the Company's operations in providing services to its exchange members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company estimated a life of 14 years; however, this period may be subject to change in the future.

On a periodic basis, or if certain circumstances come to its attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.

(e) *Accounts Receivable*

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

(f) *Cash and Cash Equivalents*

The Company considers investments in money market funds and all highly liquid investments with an original maturity of 90 days or less at the time of purchase as cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

(g) ***Income Taxes***

The Company is a single-member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity, and as such, the results of the Company's operations are included in ISE Holdings' U.S. federal, state, and local income tax returns.

The Company records income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, on a separate-company basis, pursuant to which it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized. The income tax receivable balance represents amounts due from ISE Holdings.

The Company applies the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes*, which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions as a component of provision for income taxes in the accompanying statement of income.

(h) ***Payment for Order Flow***

The Company imposes fees upon market makers to fund payments to order flow providers under a program administered by the Company. These fees are distributed to certain order flow providers as an economic inducement to route their customer orders to the Company's exchange. The market makers have full discretion regarding the payment. Pursuant to Emerging Issues Task Force Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (Accounts Receivable) with a corresponding liability (Payment for Order Flow Payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company's Statement of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

(i) ***Stock-Based Compensation***

The Company accounts for its stock-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment*. Compensation expense is recognized on a straight line basis over the relevant vesting period based on the fair value of restricted stock awards. For awards with a graded vesting schedule, the Company separates the grants into individual tranches and recognizes compensation expense for each tranche over the vesting period.

(j) Fixed Assets

Fixed assets consist of software licenses, computer hardware, furniture and fixtures, equipment and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Hardware and equipment	3 to 5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

(k) Intangible Assets

Intangible assets consist of customized and standard software, related licenses and capitalized software development costs. Intangible assets are depreciated using the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years

(l) Software Costs

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants' Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and other related guidance. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortization is computed using the straight-line method over the software's estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

(m) Marketing and Promotional Fees

Advertising costs, including media advertising and production costs, are expensed when incurred.

(n) Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

(In thousands)

(o) Credit Risk

Pursuant to agreements with its members, the Company has the authority to deduct outstanding noncontested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is immaterial to its financial condition.

(p) Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.* SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 2008. Adoption of SFAS No. 161 is not expected to have a material effect on our statements of financial condition, income or cash flows.

(3) Cash and Cash Equivalents

Cash and cash equivalents are comprised of the following:

Cash at banks	$	7,516
Money market funds		58,318
Money market funds reserved for payment for order flow program		537
Total	$	66,371

(4) Accounts Receivable

Accounts receivable consists of the following:

Trading related fees	$	25,924
Payment for order flow program		9,225
Other		21
Allowance for doubtful accounts		(17)
Total	$	35,153

Allowance for doubtful accounts write-offs were $3 for the year ended December 31, 2008. The recorded investment in trade receivables past due 90 days or more is $391 as of December 31, 2008.

(5) Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the aggregate net fair value of all financial instruments, as defined, recognized on the Statement of Financial Condition approximates their carrying value, since the financial instruments are short term in nature and bear interest at current market rates.

(Continued)

(In thousands)

(6) Noncurrent Deferred Revenue

The Company has sold 50 CMM trading rights as of December 31, 2008. No trading rights were sold during the year ended December 31, 2008. The CMM trading rights were each sold pursuant to purchase agreements for $1,500 each.

Changes in deferred revenue are as follows:

Beginning balance	$	45,839
Revenue recognized during the period		(5,115)
Ending balance	$	40,724

(7) Fixed Assets

Fixed assets consist of the following:

Leasehold improvements	$	12,092
Furniture and fixtures		2,310
Hardware and equipment		3,331
Accumulated depreciation		(8,310)
Total	$	9,423

The Company recorded $1,284 in depreciation expense for the year ended December 31, 2008.

(8) Intangible Assets

Intangible assets consist of the following:

Trading related software	$	44,746
Other intangible assets		2,475
In-process intangible assets		652
Trading related software – accumulated amortization		(28,421)
Other intangible assets – accumulated amortization		(768)
Total	$	18,684

As of December 31, 2008, the gross carrying amount of the Company's intangible assets was $47,873 and accumulated amortization was $29,189. The Company recorded amortization of $7,785 for the year ended December 31, 2008.

(In thousands)

The following table presents the estimated amortization expense for each of the five succeeding fiscal years:

		Amortization expense
Year ending December 31:		
2009	$	7,799
2010		6,585
2011		3,222
2012		476
2013		152

In-process intangible assets are comprised of advance payments made to software developers and are amortized when ready for the asset's intended use. The Company capitalized $2,943 for software licenses and software developed for internal use during the year ended December 31, 2008.

During the year ended December 31, 2008, the Company recorded $1,351 of impairment charges for equity trading software it licensed to its affiliate ISE Stock Exchange, LLC. The agreement under which this software was licensed terminated upon the sale of ISE Stock to Direct Edge Holdings LLC on December 23, 2008. The Company no longer receives revenue for the license of this software and has no future plans to license the software as of December 31, 2008. Therefore, the fair value of the asset was determined to be zero.

(9) Member Fees and Other

Member fees and other are comprised of the following:

Connectivity, access fees and other fees	$	24,536
Communication, equipment and software fees		3,667
Regulatory and administrative fees		9,978
Revenue from sale of CMM trading rights		5,115
Total	$	43,296

(10) Stock Based Plans

The Company participates in two Stock Based Plans offered by Deutsche Börse; the Stock Bonus Plan (SBP) for senior executives and the ISE Group Share Plan (GSP) for other employees.

(a) Stock Bonus Plan

In order to participate in the SBP, a participant must have earned a SBP award. The number of SBP shares granted is determined by the amount of the individual and performance-based SBP award, divided by the market share price of Deutsche Börse on the date the award is determined. Neither the

(In thousands)

converted SBP award nor the number of SBP shares is paid at the time the award is determined. Rather, the SBP shares are received two years after being granted. Within this period, participants cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting). The participants' claims resulting from the SBP are calculated on the first trading day following the last day of the waiting period. The current market price on that day (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) is multiplied by the number of SBP shares. The Company has the option to settle a participant's claim in cash or shares. The total amount for the number of SBP shares is measured at the fair value on the grant date and recognized in the income statement over the vesting period with a corresponding increase in Members' equity.

Information related to SBP grants is set forth below:

Date of grant	Price at grant date	Granted	Unvested, December 31, 2007	Vested	Adjusted/ forfeited	Unvested, December 31, 2008
September 10, 2008	$ 91.90	36,436	—	—	(3,858)	32,578

Compensation expense related to the SBP plan was $717 for the year ending December 31, 2008. As of December 31, 2008, $2,329 of unrecognized compensation costs related to nonvested SBP grants remain to be amortized in 2009 and 2010.

(b) ***ISE Group Share Plan***

Eligible employees have the opportunity to acquire a number of shares in Deutsche Börse based on their earned award plus an additional personal contribution. The purchase price for the shares, which is reduced by 90%, is paid from the granted GSP award and an additional contribution by the employee. For the shares granted during the year ending December 31, 2008, one third of the shares are subject to a vesting period of one year and two thirds to a vesting period of two years. Neither the GSP award nor the number of GSP shares is paid at the time the award is determined, but instead after one or two years have expired beginning at their grant date (waiting period). Within this period, beneficiaries cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting).

The shares are granted no later than 45 days after the waiting period has expired. The shares are all purchased in the market. The difference between the average purchase price and the reduced subscription price is charged to compensation and benefits expense.

The total amount for the number of ISE GSP shares is measured at the fair value on the grant date or the reporting date, and recognized in the income statement over the one or two year vesting period with a corresponding increase in Member's equity.

(In thousands)

Information related to GSP grants is set forth below:

Date of grant	Price at grant date	Granted	Unvested, December 31, 2007	Vested	Adjusted/ forfeited	Unvested, December 31, 2008
June 25, 2008	$ 122.49	36,370	—	—	(5,630)	30,740

Compensation expense related to the GSP plan was $1,681 for the year ending December 31, 2008. As of December 31, 2008, $1,707 of unrecognized compensation costs related to nonvested GSP grants remain to be amortized in 2009 and 2010.

(11) Employee Benefit Plans

Employees are eligible to participate in the Company's defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 20% of their annual base salary to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant's contributions up to prescribed limits. The plan is administered by a third party. The Company's expense relating to this plan was $1,646 for the year ended December 31, 2008.

(12) Income Taxes

The Company's income is included in the consolidated U.S. federal income tax return of ISE Holdings as the Company is a wholly owned limited liability company, disregarded as separate from its owner for U.S. federal income tax purposes. The tax provision is completed as if the Company were a subsidiary of ISE Holdings, in accordance with an informal tax sharing arrangement between the Company and its Parent.

The provision for income taxes consists of the following:

Current:	
Federal	$ 70,439
State	27,868
Total current	98,307
Deferred:	
Federal	(5,946)
State	(1,241)
Total deferred	(7,187)
Total provision for income taxes	$ 91,120

(In thousands)

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not the tax assets will be realized and therefore has not recognized any valuation allowance.

Deferred tax assets:		
CMM trading rights	$	17,839
Compensation-related		7,208
Start up and organizational costs		3
Other		20
Deferred tax liabilities:		
Depreciation and amortization		3,684
Software development		1,557
Total deferred tax assets, net	$	19,829

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. federal statutory rate to income before income taxes.

U.S. federal income tax rate	35.0%
State and local income tax, net of federal income tax benefit	8.2
Other, net	(0.2)
Effective tax rate	43.0%

As of December 31, 2008, there were no unrecognized tax benefits and no expense for interest or penalties related to tax uncertainties was recognized in the statement of income.

(13) Capital Distributions and Contributions

Capital distributions from the Company to ISE Holdings during the year ended December 31, 2008 were as follows:

Funding provided to parent for its investment in associates	$	124,845
Funding provided to parent for its dividend payments to shareholders		104,794
Funding provided to parent for its payment of merger related costs		24,620
Total capital distributions	$	254,259

(In thousands)

Capital contributions from ISE Holdings to the Company during the year ended December 31, 2008 are as follows:

Return of funding provided to parent for its investment in terminated joint venture	$	24,922
Return of funding provided to parent for its payment of merger related costs		563
Total capital contributions	$	25,485

(14) Commitments and Contingencies

(a) *Litigation*

From time to time, the Company is involved in various routine reviews, regulatory audits and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management, after consultation with counsel, that the outcome of any such proceedings or claims is unlikely to have a material adverse effect on the business, financial condition or operating results of the Company.

(b) *Contractual Obligations*

The Company has entered into obligations under operating leases with initial noncancelable terms in excess of one year for office space and computer equipment. Expenses recorded under these agreements for the year ended December 31, 2008 were $8,585.

The Company also has entered into contractual agreements for technology enhancements and support with OMX (US) Inc. and its affiliates (collectively OMX). The Company has two significant contractual agreements with OMX (US) Inc. and its affiliates (collectively OMX) a Delivery and License Agreement (DLA) and Support Agreement. OMX specializes in developing electronic exchanges and electronic trading systems. Under the agreements, OMX has granted the Company a license for its exchange software and trading application and is obligated to provide support and enhancements to the software. As of December 31, 2008, the Company accounts for the DLA as a capital lease, and the Support Agreement as an operating lease under SOP 98-1 and SFAS No. 13, *Accounting for Leases*. Under the Support Agreement, the Company is required to pay for a minimum of service hours on an annual basis. Costs under the Support Agreement for maintenance, support and enhancements which do not add substantial functionality to the software, are expensed as incurred or over the contract period on a straight-line basis. Any enhancements that add to the functionality are capitalized and amortized in accordance with the Company's software policy.

Under the original DLA, the Company made payments to OMX based on the number of transactions executed on the Company's exchange. On June 30, 2004, the Company restructured the DLA to provide for a one time lump sum payment of $21,305 and quarterly payments over seven years totaling $6,440. At that time, the Company estimated the useful life of the software to be seven years. The Company has capitalized the cost of the restructured DLA as the lease term is at least 75% of the property's estimated economic life and the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at inception. There are no renewal provisions in the restructured DLA. The Company follows APB

(In thousands)

Opinion No. 21, *Interest on Receivables and Payables* (APB 21) and accordingly, recorded the restructured DLA at its net present value of $5,318 with imputed interest of $1,122 using a discount rate of 6.0%. Further, in December 2005 and again in April 2008, the Company amended the DLA to increase the minimum amount the Company is obligated to pay OMX for delivering enhancements under the Support Agreement. As of December 31, 2008, the Company has accumulated amortization of $17,115 related to this capital lease. The Company has no other capital lease obligations.

Expenses related to OMX were comprised of $5,492 of operating costs and $5,029 of amortization related to the capital lease for the year ended December 31, 2008. Commitments for operating leases are recognized as expense on a straight line basis over the lease term. At December 31, 2008, future minimum payments for commitments are as follows:

		Operating leases	OMX	Total
Year ending December 31:				
2009	$	7,656	7,667	15,323
2010		5,693	8,045	13,738
2011		2,958	—	2,958
2012		2,647	—	2,647
2013		2,655	—	2,655
Thereafter		4,606	—	4,606

(c) ***Letter of Credit***

In the normal course of business, the Company collateralizes certain leases through standby letters of credit. As of December 31, 2008, the Company provided letters of credit totaling $472 collateralized by certificates of deposit at a financial institution which are included in other assets.

(d) ***Guarantees***

The Company applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company's trading rules, which its exchange members are bound by, limit the Company's liability for losses suffered while conducting business on the Company's exchange. The Company's exchange trading rules do not extend to the customers of its exchange members. However, the Company may, at its sole discretion, indemnify its exchange members for losses they suffer in very limited circumstances.

(In thousands)

(15) Related-Party Transactions

The Company provides services to affiliates of ISE as well as Eurex. Listed below are the related party management and service fees for the year ended December 31, 2008 as well as the receivables and payables outstanding as of December 31, 2008:

Related party	Management and service fees	Accounts receivable	Accounts payable	Income tax receivable
ISE Stock Exchange, LLC	$ 17,052	—	—	—
ISE Holdings, Inc.	—	1,391	36,678	92,641
Longitude LLC	2,412	1,644	141	—
ETC Acquisition Corp	—	—	829	—
Clearstream	142	142	—	—
Deutsche Börse Systems AG	974	978	—	—
Deutsche Börse Group AG	—	18	—	—
Eurex Frankfurt AG	—	310	—	—
Eurex Clearing AG	—	3	—	—
Total	$ 20,580	4,486	37,648	92,641

As of December 23, 2008, the Company no longer provides services to ISE Stock Exchange, LLC.

(16) Business Concentrations

Revenues are derived in the U.S. and all of the Company's assets are located in the U.S. The Company considers significant customers to be those who account for more than 10% of the Company's gross margin. The following is customer concentration information for the year ended December 31, 2008:

Exchange members	1
Percent of gross margin	12%

Exhibit D - EDGA
SIX Group AG 2008 Financials

SIX Group Consolidated Financial Statements 2008
Group balance sheet

In CHF 1,000	Note	2008	2007
Assets			
Liquid funds	1	[illegible]	101
Due from banks	1	[illegible]	356,334
Securities and precious metals trading portfolio	2	[illegible]	215,214
Financial investments	2	[illegible]	–
Non-consolidated participations	2, 3, 4	[illegible]	493,022
Fixed assets	4	[illegible]	40,267
Intangible assets	4	[illegible]	960
Accrued income and prepaid expenses		[illegible]	11,489
Other assets	5	[illegible]	65,716
Total assets		[illegible]	**1,183,103**
Total subordinated amounts receivable		[illegible]	–
Total due from non-consolidated participations and qualified shareholders		[illegible]	114,926

in CHF 1,000	Note	2008	2007
Liabilities and equity		[illegible]	
Due to banks		[illegible]	222,223
Other due to clients		[illegible]	–
Accrued expenses and deferred income		[illegible]	92,984
Other liabilities	5	[illegible]	20,177
Value adjustments and provisions	9	[illegible]	14,059
Total liabilities		[illegible]	349,443
Share capital	10	[illegible]	10,000
Capital reserves		[illegible]	242,525
Treasury shares		[illegible]	–
Retained earnings		[illegible]	358,286
Foreign exchange translation differences		[illegible]	–21,450
Group net income majority shareholders		[illegible]	244,289
Equity majority shareholders		[illegible]	833,660
Minority interest in equity		[illegible]	–
Minority interest in profit	•	[illegible]	–
Equity minority shareholders		[illegible]	–
Total equity		[illegible]	833,660
Total liabilities and equity		[illegible]	1,183,103
Total due to non-consolidated participations and qualified shareholders		[illegible]	221,156

in CHF 1,000	Note	2008	2007
Off-Balance sheet transactions		[illegible]	
Contingent liabilities	13, 14	[illegible]	393,806
Irrevocable facilities granted	13	[illegible]	–
Derivative financial instruments	15	[illegible]	
Positive replacement values		[illegible]	–
Negative replacement values		[illegible]	–
Notional amount		[illegible]	–
Fiduciary transactions	16	[illegible]	–

Group income statement

In CHF 1,000	Note	2008	2007
Interest income			1,479
Interest expenses			–
Net interest income			1,479
Commission income			442,599
Commission expenses			–69,427
Income from other services business			36,163
Expenses for other services business			–3,679
Net commission and other services business income	18		405,656
Net trading income	19		6,656
Income from non-consolidated participations			32,795
Other ordinary income	20		65,122
Other ordinary expenses			–773
Net other income			97,144
Operating income			510,935
Personnel expenses	21		–95,004
Other operating expenses	22		–84,108
Operating expenses			–179,112
Gross income			331,823
Depreciation and write-offs	4		–24,487
Valuation adjustments, provisions and losses			–718
Operating profit (interim result)			306,618
Extraordinary income	24		–
Extraordinary expenses	24		–
Taxes	25		–62,329
Group net income			244,289
Thereof minority interest in profit			–

PAGES 8 + 9 NOT RELEVANT

Notes to the consolidated financial statements

Comments concerning business activities and number of personnel

Major events

On 20 November 2007, the general assembly of SIX Group AG (formerly SWX Group AG) passed a regular increase in share capital of CHF 9.5 million, to take place as of 1 January 2008. Share capital therefore now amounts to CHF 19.5 million (previously CHF 10 million).

As of 1 January 2008, the SWX Swiss Exchange Association, as the original owner of the former SWX Group, was dissolved and absorbed, with all its assets and liabilities, into SIX Group AG (formerly SWX Group AG). The name of the SWX Group was changed to Swiss Financial Market Services AG at the same time.

Also as of 1 January 2008, the former SWX Group, the former SIS Group and the former Telekurs Group merged to form Swiss Financial Market Services AG. The shareholders of this new company are made up of the existing owners. A shareholder pooling agreement, which prohibits the transfer of shares within the first five years, will bring stability to this ownership structure, which also corresponds to the present user structure.

The Swiss Financial Market Services AG name was changed to SIX Group AG effective 21 August 2008.

Business activities

SIX Group, domiciled in Zurich (Switzerland), was created at the beginning of 2008 through the merger of SWX Group, SIS Group and Telekurs Group. SIX Group is owned by approximately 160 domestic and foreign banks that are also its customers.

SIX Group covers the entire value chain of the financial market infrastructure, whose core element is the Swiss Value Chain. The service offering is divided into four business fields:

- The Securities Trading business field comprises the cash and derivatives market, distribution of information products, index calculations and the development and operation of electronic trading platforms. Issuers are offered listing on a globally recognised stock exchange via SIX Exchange Regulation.
- The Securities Services business field offers Swiss and international financial centres a largely automated infrastructure for the clearing and settlement of securities transactions. Interbank securities custody and administration services as well as services geared at public limited companies are also included in the offering.
- The Financial Information business field provides the full range of reference data on over five million financial instruments along with real-time market data with regard to all important trading centres.
- The Payment Transactions business field offers services and solutions for cashless payment processes: This includes payment execution between banks in Swiss francs and euro, operation of PayNet for the settlement of electronic invoices, card processing for issuers and acceptance of credit, debit and prepaid cards.

At present, SIX Group does not outsource any significant part of its business.

Number of personnel

As at the end of the year, SIX Group employed 3,361 full-time equivalents (previous year: 440). Figures for the previous year apply to the former SWX Group alone.

Risk management

As a service and infrastructure provider in the financial market, SIX Group has a risk profile that is significantly influenced by the business areas in which it operates. Risk exposure, which varies by division, requires a concerted effort at all levels of the Group's corporate structure. SIX Group has developed a risk management concept which is based on the COSO[a] framework, and which reflects the particular requirements and characteristics of the Group.

[a] Committee of Sponsoring Organizations of the Treadway Commission


Types of risk
Tasks and procedures
Organisational inclusion

Risk policy – clear responsibilities, separate authorities and transparency

The guiding principles and philosophy that govern the way SIX Group handles risks are defined in the SIX Group Risk Policy. The policy defines the related organisation, structures, authorities and responsibilities in detail, and lays down the principles that apply to different types of risk, as well as the Group's willingness to take risk.

In the way in which SIX Group is organised, a clear distinction is made between responsibility for risk, risk management and risk monitoring. The Board of Directors is responsible for defining the group's risk tolerance and monitoring the overall risk situation. The overall supervision of risk management and monitoring is delegated to the Board of Directors' Risk Committee. The Board of Directors itself approves the Risk Policy and delegates risk management tasks.

Risk management falls within the responsibilities of the members of the Group Executive Board (GExB). At Group level, the divisions are supported by a number of specialist functions: Corporate Development in the case of strategic risks, the Corporate Security Officer for security risks, the Compliance Officer, and the Finance & Risk Division itself.

Risk monitoring within SIX Group is undertaken independent of line management responsibilities. It is conducted by the Chief Risk Officer, who is also responsible for the risk monitoring methodology. Periodic reports on the Group's risk situation for all types of risk are submitted to both the GExB and the Board of Directors' Risk Committee.

Types of risk and methodology

The overall risks to which SIX Group is exposed are broken down according to the management needs of the Group. In addition to strategic, operational, financial market and reputational risks, the Group keeps separate track of compliance and project risks, as well as the risks attached to financial reporting. Risk management and risk monitoring of credit, market price and liquidity risks are recorded under financial market risks.

Within the Divisions, risks are recorded in databases that allow them to be handled effectively as part of operations. In the Group's reporting of risk, individual risks are dealt with, in consideration of the company's risk tolerance, in accordance with the potential financial loss, their threat to the company's existence, their impact on the market and on our reputation, the likelihood of their occurrence and the urgency of the action they necessitate. These factors are documented in risk profiles and are reported to the Group Executive Board and the Board of Directors' Risk Committee.

The Board of Directors is responsible for determining the group's risk tolerance. On the operational side risk tolerance is defined on the basis of required service level availability and spare capacities held. Financial risk tolerance within SIX Group is measured as financial ability to cover financial losses.

The SIX x-clear AG and SIX SIS AG group companies, which are part of the SIX Securities Group AG (sub-holding company) are licensed Swiss banks. The separate Annual Report published by SIX Securities Group AG addresses capital adequacy requirements under Basel II and reports on its specific risk management activities.

Strategic risks

Given their long-term impacts, strategic risks are of key importance. SIX Group continuously assesses such risks. Corporate Development draws up strategic options and reviews the strategy together with the individual companies in the light of SIX Group's willingness to take risk. The strategy is revised annually and approved by the Board of Directors.

Compliance risks

Compliance with the relevant rules and regulations is part of everyday working life at SIX Group. The applicable principles are laid down in the internal Compliance Directive, which has been approved by the Board of Directors. Compliance at SIX Group has been set up in accordance with Swiss Federal Banking Commission Circular 06/6. The Chief Group Compliance Officer monitors centrally adherence to the relevant rules and regulations. He is entitled to unrestricted access to all information and documents. Litigation cases and related risks are dealt with by Legal and Compliance. Internal systems and processes in individual areas of the business and operational units also undergo legal compliance reviews. Staff awareness of problems is raised and they attend both basic and further training on a regular basis.

Operational risks

Particular attention is paid to operational risks, as the level of performance of the infrastructure and services provided by SIX Group enables its customers to increase their efficiency considerably. The stability and integrity of systems and processes is managed through a comprehensive programme of risk prevention and risk monitoring which is checked periodically by area and divisional management. Results are passed to the Chief Risk Officer, who reports the risks at an aggregated Group level to the Risk Committee of the Group Executive Board. Risk management issues are subject to discussion and decision at Group Executive Board level. In emergencies or crises, operations are secured by our own business continuity management organisation which is coordinated closely with business continuity planning in the Swiss financial sector as a whole.

Project risks

Projects are monitored continuously by a project management organisation. Project risks that are large in scale, cross-divisional or relevant to the Group's strategy are monitored directly by the Group Executive Board.

Risks attached to financial reporting

Following their merger to form SIX Group, SWX Group, SIS Group and Telekurs Group report their financial statements according to the same accounting standard (BAG-SFBC) for the first time this year. Financial reporting risks and the corresponding risk-mitigation action were discussed at the Board of Directors' Risk Committee meetings in May and November.

Financial market risks

Financial market risks exist for SIX Group with regard to liquidity, counterparties and market prices. SIX Group does not actively take interest sensitivity and currency risks. Such risks are nonetheless encountered on a modest scale in the course of business and are managed conservatively.

The SIX Group operating model necessitates the holding of a high level of liquidity. Liquidity risks are systematically avoided by the active management of liquid funds, a forward-looking investment policy, daily monitoring of markets and customers, as well as clearly defined limits and strict internal monitoring procedures.

SIX Group manages counterparty risks with clear investment guidelines, limits and diversification. In the clearing and settlement business, members and participants are selected according to strict quality criteria. Counterparty creditworthiness is also subject to ongoing reviews. Meanwhile, SIX Group supervises trading activities on a real-time basis.

Market price risks relating to clearing activities are managed by risk-based margin models. These models are verified continually by means of back testing and are also checked in regular stress tests.

Reputational risks
As the Company's good reputation is vital, potential damage to it is countered by the entire SIX Group organisation by measures to ensure professionalism, integrity and reliability as well as compliance in all business activities. The management of reputational risks includes all operational and strategic instruments at all levels of management of SIX Group, with a particular focus on financial reporting and the monitoring of key performance indicators. Although reputational risks are not measured quantitatively, the communications department closely monitors coverage of SIX Group in the press and media.

Accounting policies and valuation principles

General policy
The consolidated financial statements of SIX Group are prepared in accordance with the directives of the Swiss Financial Market Supervisory Authority (FINMA) (until 31 December 2008: Swiss Federal Banking Commission SFBC), in particular the Provisions Governing Financial Statement Reporting for Swiss Banks, Stock Exchanges and other Financial Institutions (Bank Accounting Guidelines, BAG-SFBC), and the Swiss law. The consolidated financial statements present a true and fair view of the financial position and results of SIX Group.

The consolidated values for the previous year have been restated according to the BAG-SFBC based on the values of the consolidated SIX Swiss Exchange AG (former SWX Group) which have been prepared according to the International Financial Reporting Standards (IFRS). There have been no significant valuation differences from the restatement from IFRS to BAG-SFBC.

As a sub-group, SIX Securities Group AG (SIX Securities Group, former SIS Group) represents the main part of the banking and balance sheet business of SIX Group. The maturity structure of current assets and third-party liabilities, the analysis of domestic and foreign assets and liabilities, the analysis of assets by country or groups of countries and the analysis of balance sheet by currency are based on the consolidated financial statements of SIX Securities Group, which have been set up on separate accounting policies and valuation principles. Other companies of SIX Group are not included in the mentioned tables (note 12).

Scope and principles of consolidation
The consolidated financial statements include all companies that are directly or indirectly controlled by SIX Group AG (generally more than 50% of voting interest or where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities).

All assets and liabilities as well as income and expenses of the directly or indirectly controlled companies are fully consolidated. The annual closing date of the individual financial statements is 31 December. Intercompany income and expenses, including unrealised profits from internal transactions and intercompany receivables and payables, are eliminated.

Business combinations in transactions where SIX Group AG takes control of another entity are consolidated using the purchase method of accounting. The business combination of former SIS Group and Telekurs Group has been accounted for based on harmonised book values from former financial statements.

Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or until the date of disposal. Any minority interest in equity or profit is separated within the consolidated financial statement.

Investments in associated companies (generally investments in companies in which SIX-Group AG holds between 20% and 50% of voting shares or over which it otherwise has significant influence) and joint ventures are non-consolidated participations and accounted for using the equity method.

All significant participation interests and the changes during the reporting period are listed in note 3 of the consolidated financial statements.

Recognition and measurement

Assets and liabilities are generally recognised and measured under the historical cost convention, except for assets and liabilities for which other accounting policies are specified in accordance with BAG-SFBC.

Transactions which are already committed but will be settled on a future date at a specified price are recognised as an asset or a liability on the commitment date using settlement date accounting.

Foreign currency conversion

Transactions in foreign currencies are converted at the exchange rate at the time of the transaction. Foreign currency positions are converted at the daily exchange rate of the balance sheet date.

Balance sheets of foreign companies are converted at the exchange rate of the balance sheet date, income statements of foreign companies at the annual average exchange rate. Foreign exchange translation differences are generally included in trading income. Foreign exchange translation differences from the recognition of revaluations of investments in associates based on the equity method are recognised directly in equity.

For the purpose of consolidation, the financial statements of units operating in a foreign currency are translated using the reporting date method.

The main exchange rates ruling at the balance sheet date in CHF are as follows:

Currency	31.12.2008	31.12.2007
EUR	[illegible]	1.6553
GBP	[illegible]	2.2538
USD	[illegible]	1.1322
SEK	[illegible]	17.5850

The main average annual exchange rates in CHF are as follows:

Currency	2008	2007
EUR	[illegible]	1.6567
GBP	[illegible]	2.3233
USD	[illegible]	1.1412
SEK	[illegible]	17.9726

Specific accounting policies and valuation

All assets, liabilities and off-balance sheet transactions are valued individually (individual valuation). If the value of an asset or an off-balance sheet transaction is impaired, it will be valued on an individual basis and the impairment will be covered by an individual valuation adjustment.

Liquid funds, due from banks and liabilities
Liquid funds, amounts due from banks and liabilities are measured at their nominal value. Specific provisions for identified individual credit risks are presented in value adjustments and provisions.

Securities and precious metals trading portfolio
Securities and precious metals in the trading portfolio are measured at fair value. The fair value is usually based on the price for the asset on an efficient and liquid market or on an evaluation model. The profit or loss from the valuation of the trading portfolio is recognised in trading income.

Financial investments
Financial investments are carried at the lower of cost or fair value. The profit or loss from the valuation of the trading portfolio is recognised in other ordinary income or other ordinary expenses.

Advances and repurchase agreements with securities
Advances and repurchase agreements with securities are only entered into on the own account of SIX Group (principal). The securities which have been transferred are not recognised on or derecognised from the balance sheet unless the risks and rewards of ownership are also transferred.

Securities borrowing and lending transactions are treated like repurchase and reverse repurchase transactions, if they are covered with cash collateral and a daily margin settlement. Securities borrowing and lending transactions which are not covered with cash collateral are not recognised in the balance sheet but disclosed as off-balance sheet transactions. Cash collateral received is recognised with a corresponding obligation to return it and cash collateral delivered is derecognised with a corresponding receivable. Securities received in a lending or borrowing transaction are disclosed as off-balance sheet transactions if SIX Group has the right to resell or repledge them. Securities recognised on the balance sheet are measured at fair value in the trading portfolio.

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally treated as collateralised financing transactions. In reverse repurchase agreements, the cash delivered is derecognised and a corresponding receivable is recorded in the balance sheet. In repurchase agreements, the cash received is recognised on the balance sheet with a corresponding obligation to return it. Securities received in a reverse repurchase agreement are disclosed as off-balance sheet transactions if SIX Group has the right to resell or repledge them.

Commissions from advances and repurchase agreements with securities are recognised in fee and commission income.

Non-consolidated participations
Investments in associated companies (generally investments in companies in which SIX Group AG holds between 20% and 50% of voting shares or over which it otherwise has significant influence) and joint ventures are accounted for using the equity method. The profit or loss from the valuation of the associated companies is recognised in income from non-consolidated participations. Other non-consolidated participations are valued at cost.

If the value of a non-consolidated participation is impaired, it will be valued on an individual basis and the impairment will be recognised as depreciation.

All significant participation interests and the changes during the reporting period are listed in note 3 of the consolidated financial statements.

Fixed assets

Fixed assets are carried at cost, less accumulated depreciation and accumulated impairment losses, and are periodically reviewed for impairment. Expenditures less than TCHF 10 are recognised directly as expenses in the income statement.

Software development costs, including internally developed software, are recognised in fixed assets when they are identifiable, it is probable that future economic benefits will flow to the Group and the cost can be measured reliably.

Subsequent expenditure relating to any fixed asset is added to the carrying amount as far as the value of the assets is increased. All other subsequent expenditure is recognised as an expense in the period in which it incurs.

Fixed assets are depreciated on a straight-line basis over their estimated useful life. The useful life is estimated on the basis of the economic utilisation of the asset.

The useful life for the fixed assets is estimated as follows:

Fixed assets	Estimated useful life
Land	Impairment test
Buildings (without land)	3–60 years
IT hardware	3–4 years
Technical installations	3–30 years
Leasehold improvements	Term based
Software	3–5 years
Office equipment, fixtures and fittings	3–7 years
Other fixed assets	3–5 years

Intangible assets

Intangible assets include goodwill and other intangible assets like patents and licenses.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is amortised over a maximum of five years as well as tested for impairment yearly and when a reasonable indication of impairment exists.

All other intangible assets are carried at cost, less accumulated depreciation and accumulated impairment losses and are periodically reviewed for impairment. Expenditures less than TCHF 10 are recognised directly as expenses in the income statement.

Subsequent expenditure relating to another intangible asset is added to the carrying amount as far as the value of the assets is increased. Other subsequent expenditure is recognised as an expense in the period in which it incurs.

Other intangible assets are depreciated on a straight-line basis over their estimated useful life. Useful life is estimated on the basis of economic utilisation of the asset.

The useful life for intangible assets is estimated as follows:

Intangible assets	Estimated useful life
Goodwill	max. 5 years
Patents and licenses	5–10 years
Other intangible assets	3–5 years

Other assets and liabilities

Other assets and liabilities include positive and negative replacement values of derivative instruments, inventory, other loans, receivables and liabilities.

Positive and negative replacement values of derivative instruments are measured at fair value. The fair value is usually based on the price for the asset on an efficient and liquid market or on an evaluation model. The profit or loss from the valuation of derivative instruments is recognised in trading income.

Inventory is generally valued at the lower of cost and net realisable value. The cost method to calculate the value of inventory items which are ordinarily interchangeable is calculated using the first in, first out cost formula (FIFO). The cost method for items not ordinarily interchangeable is actual cost.

Point-of-sale terminals are valued using the standard cost method, measured on a yearly basis and calculated by the average of the costs of purchased terminals and the maintenance costs of returned terminals. Standard cost of rental terminals is revalued based on indicators such as purchase prices and maintenance costs.

Other assets and liabilities are generally measured at nominal value. Specific provisions for identified individual credit risks are presented in value adjustments and provisions.

Employee benefit obligation

SIX Group sponsors a number of retirement benefit plans and welfare funds for its employees worldwide. To determine the impact on the consolidated financial statements, SIX Group applies the International Financial Reporting Standards (IFRS), as these standards already apply in many of the reporting units. The appliance of IFRS regarding the determination of the economic impact of employee benefit obligation to the financial statements has been decided in accordance with par. 29j-8 of the BAG-SFBC.

The retirement benefit plans include both defined benefit and defined contribution plans. Contributions to defined contribution plans are expensed when employees have rendered services in exchange for such contributions, generally in the year of contribution. The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related service cost and, where applicable, past service cost. The principal actuarial assumptions used by the actuary are set out in note 8. The Group recognises a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period are outside the corridor defined as the greater of:

a) 10% of the present value of the defined benefit obligation at that date (before deducting plan assets), and
b) 10% of the fair value of any plan assets at that date.

The unrecognised actuarial gains and losses exceeding the greater of these two values are recognised in the income statement over the expected average remaining working lives of the employees participating in the plans. If an excess of the fair value of the plan assets over the present value of the defined benefit obligation cannot be recovered fully through refunds or reductions in future contributions, no gain is recognised solely as a result of deferral of an actuarial loss or past service cost in the current period, and no loss is recognized solely as a result of deferral of an actuarial gain in the current period.

Value adjustments and provisions

If individual credit risks are identified on any loan or receivable in the assets, the impairment is recognised as a value adjustment. The specific credit risk of any individual loan or receivable is evaluated when a reasonable indication of impairment exists. A loan or receivable is impaired, when the debtor is unlikely to fulfill his obligations. Off-balance sheet transactions are included in this evaluation. The value adjustment is measured based on the difference between the recognised nominal amount of the loan or receivable and the recoverable amount considering any contractual agreed collateral at the liquidation value and any possibilities of the debtor for partial repayments of the loan or receivable. Recoveries of receivables written off in previous periods may be credited directly to the value adjustments. Additionally to the identification and measurement of individual credit risk, a global individual valuation adjustment is done for portfolios that exclusively consist of many smaller receivables (e.g. credit card receivables).

Provisions are recognised when SIX Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Treasury shares
Shares of SIX Group AG held by the Group are classified in equity as treasury shares and accounted for at cost. Results from the sale of treasury shares or dividend payments are recognised in the capital reserves

Equity
Capital reserves include any premium on shares issued. Retained earnings include the accumulated net income and foreign exchange translation differences from revaluations of investments in associates.

Taxes
Income tax payable on profits is recognised as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise.

Deferred tax liabilities are recognised for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax assets are recognised for temporary differences that will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilised. The tax effects of income tax losses available for carry forward are recognised as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates.

Contingent liabilities, irrevocable facilities granted and fiduciary transactions
Contingent liabilities, irrevocable facilities granted and fiduciary transactions are measured at their nominal value. Specific provisions for identified individual credit risks are presented in value adjustments and provisions.

Derivative financial instruments
Derivative financial instruments are primarily traded on the account of the customers of SIX Group relating to its banking business. Derivative financial instruments on the own account of SIX Group are used only for the hedging of foreign currency risk.

In the financial statements, all derivative financial instruments are treated as trading instruments, including the derivative financial instruments used for the hedging of foreign currency risk.

The positive and negative replacement values of trading instruments are measured at fair value. The fair value is usually based on the price for the asset on an efficient and liquid market or on an evaluation model. The profit or loss from the valuation of trading instruments is recognised in trading income.

Derivative financial instruments for which hedge accounting is applied are measured equal to the hedged financial instrument. The profit or loss from the valuation of derivative financial instruments for which hedge accounting is applied is recognised in the income statement equal to the profit and loss from the revaluation of the hedged financial instrument.

Changes in accounting policies
The consolidated values for the previous year have been restated according to the BAG-SFBC based on consolidated values of the SIX Swiss Exchange AG (former SWX Group) which have been prepared according to the International Financial Reporting Standards (IFRS). There have been no significant valuation differences resulting from the restatement from IFRS to BAG-SFBC.

Events subsequent to the balance sheet date
In January 2009, SIX Group made an acquisition of 50% in CETREL S.A., Luxembourg.

There has been no material event subsequent to the balance sheet date which would require an adjustment to the consolidated financial statement.

Information on the group balance sheet

1 Liquid funds and due from banks

Liquid funds

in CHF 1,000	2008	2007
Cash	[illegible]	65
Deposits with Swiss postal accounts	[illegible]	36
Giro account with Swiss National Bank	[illegible]	–
Giro account with a central giro institution	[illegible]	–
Total	[illegible]	**101**

Due from banks

in CHF 1,000	2008	2007
Due from banks up to 90 days	[illegible]	356,334
Due from banks over 90 days	[illegible]	–
Total	[illegible]	**356,334**

2 Breakdown of securities and precious metals trading portfolio, financial investments and non-consolidated participations

Securities and precious metals trading portfolio

in CHF 1,000	2008	2007
Debt instruments – quoted	[illegible]	169,751
Equity stock	[illegible]	45,463
Total	[illegible]	**215,214**

Financial investments

	Book value		Fair value	
in CHF 1,000	2008	2007	2008	2007
Equity stock	[illegible]	–	[illegible]	–
thereof qualified participations	[illegible]	–	[illegible]	–
Total	[illegible]	–	[illegible]	–

Non-consolidated participations

in CHF 1,000	2008	2007
With quoted value	[illegible]	–
Without quoted value	[illegible]	493,022
Total	[illegible]	**493,022**

3 Information about significant participations

Fully consolidated participations

SIX Group was formed at the beginning of 2008 through the merger of the former SWX Group, SIS Group and Telekurs Group. The financial statements of 2007 included only the participations of SWX Group.

The fully consolidated participations have been divided below into participations that were part of the scope of the consolidation before the merger (former SWX Group), participations which were added within the merger (former SIS Group and Telekurs Group), participations which were added during 2008 and participations which were disposed of or merged during 2008. Equity and voting share are only mentioned separately if they are different, otherwise "share" stands for both equity and voting share.

The following fully consolidated participations formed part of the scope of the consolidation before the merger (former SWX Group):

- SIX Group AG (former Swiss Financial Market Services AG, former SWX Group), Zurich, holding company, share capital CHF 10.0 million, share 100% (previous year 100%)

- SIX Swiss Exchange AG (former SWX Swiss Exchange AG), Zurich, stock exchange and stock exchange services, share capital CHF 10.0 million, share 100% (previous year 100%)
- SWX Europe Holdings Ltd (former virt-x Ltd), London, holding company, share capital GBP 2.8 million, share 100% (previous year 100%)
- SWX Europe Ltd (former virt-x Exchange Ltd), London, stock exchange, share capital GBP 100, share 100% (previous year 100%)
- SIX Exfeed AG (former Exfeed AG), Zurich, distribution of financial information, share capital CHF 1.1 million, share 100% (previous year 100%)

The following fully consolidated participations were added to the scope of the consolidation upon the merger (former SIS Group and Telekurs Group) on 1 January 2008:

- SIX Management AG (former SFMS Management AG), Zurich, management services, share capital CHF 0.1 million, share 100%
- Telekurs Holding AG, Zurich, holding company, share capital CHF 45 million, share 100%
- SIX Securities Group AG (former SIS Swiss Financial Services Group AG), Zurich, holding company, share capital CHF 26 million, share 100%
- SIX SIS AG (former SIS SegaInterSettle AG), Olten, settlement and custody, share capital CHF 26 million, share 100%
- SIX SIS Nominee U.K. AG (former SIS Nominee U.K. AG), Olten, nominee, share capital CHF 0.1 million, share 100%
- SIX x-clear AG (former SIS x-clear AG), Zurich, clearing, share capital CHF 30 million, share 100%
- SIX SAG AG (former SAG SIS Aktienregister AG), Olten, share register, share capital CHF 0.1 million, share 100%
- SIX Systems AG (former SIS Systems AG), Olten, service provider, share capital CHF 2.5 million, share 100%
- SIX Telekurs AG (former Telekurs Finanzinformationen AG), Zurich, financial information services, share capital CHF 5 million, share 100%
- Rolotec AG, Biel, development, construction and distribution of software, share capital CHF 0.2 million, share 75%
- SIX Telekurs (Deutschland) GmbH (former Telekurs (Deutschland) GmbH), Frankfurt am Main, financial information services, share capital EUR 0.511 million, share 100%
- SIX Telekurs (Luxembourg) SA (former Telekurs (Luxembourg) S.A.), Luxembourg, financial information services, share capital EUR 0.031 million, share 100%
- Telekurs (France) SAS, Paris, financial information services, share capital EUR 32.4 million, share 100%
- SIX Telekurs (Nederland) B.V. (former Telekurs (Nederland) B.V.), Amsterdam, financial information services, share capital EUR 0.25 million, share 100%
- SIX Telekurs (Italia) s.r.l. (former Telekurs (Italia) s.r.l.), Milano, financial information services, share capital EUR 0.1 million, share 100%
- SIX Telekurs (UK) Ltd (former Telekurs (U.K.) Ltd), London, financial information services, share capital GBP 0.5 million, share 100%
- SIX Telekurs USA Inc (former Telekurs (USA) Inc.), Stamford, financial information services, share capital USD 2.045 million, share 100%
- SIX Telekurs Japan Ltd (former Telekurs (Japan) Ltd), Tokyo, financial information services, share capital JPY 40.0 million, share 100%
- SIX Telekurs Singapore Pte Ltd (former Telekurs (Singapore) Pte. Ltd), Singapore, financial information services, share capital SGD 0.025 million, share 100%
- SIX Telekurs France SA (former Fininfo SA), Paris, financial information services, share capital EUR 0.962 million, share 100%
- Europerformance, Nanterre Cedex, financial information services, share capital EUR 0.045 million, share 94.43%
- SIX Telekurs España SA, (former Fininfo España SA), Madrid, financial information services, share capital EUR 0.424 million, share 100%
- Fininfo Limited, London, financial information services, share capital GBP 0.03 million, share 100%

- Fininfo Monaco SAM, Monaco, financial information services, share capital EUR 0.15 million, share 99.93%
- Fininfo MENA, Casablanca, financial information services, share capital MAD 8.548 million, share 54.96%
- Netaccess, Casablanca, financial information services, share capital MAD 0.1 million, share 54.96%
- La Cote Bleue, Paris, financial information services, share capital EUR 0.054 million, share 100%
- Ecovision Finansanalys AB, Stockholm, financial information services, share capital SEK 0.975 million, share 100%
- SIX Finland Oy AB, (former Ecovision Finland Oy AB), Helsingfors, financial information services, share capital EUR 0.008 million, share 100%
- Ecovision Newmedia AB, Stockholm, financial information services, share capital SEK 0.333 million, share 100%
- SIX Sverige AB, Stockholm, financial information services, share capital SEK 0.1 million, share 100%
- SIX Finansinformation AB, Stockholm, financial information services, share capital SEK 0.1 million, share 100%
- SIX Norge AS, Oslo, financial information services, share capital NOK 0.5 million, share 100%
- SIX Finansinformation A/S, Copenhagen, financial information services, share capital DKK 1.6 million, share 100%
- Code Sense AB, Stockholm, financial information services, share capital SEK 0.1 million, share 100%
- Svensk Börseninformation AB, Stockholm, financial information services, share capital SEK 0.1 million, share 100%
- SIX Holding AB, Stockholm, holding company, share capital SEK 0.5 million, share 100%
- SIX AB (publ), Stockholm, financial information services, share capital SEK 0.914 million, share 100%
- SIX Multipay AG (former Telekurs Multipay AG), Zurich, merchant acquiring services, share capital CHF 6.5 million, share 100%
- SIX Multi Solutions AG (former Telekurs Multi Solutions AG), Zurich, voucher- and payment services, share capital CHF 0.1 million, share 100%
- SIX Card Solutions AG (former Telekurs Card Solutions AG), Zurich, integrated payment solutions, share capital CHF 0.1 million, share 100%
- SIX Paynet AG (former Telekurs PayNet AG), Zurich, e-billing services, share capital CHF 1.0 million, share 100%
- PayNet International AG, Zurich, e-billing services, share capital CHF 4.0 million, share 100%
- SIX Card Solutions GmbH (former Telekurs Card Solutions GmbH), Hamburg, integrated payment solutions, share capital EUR 0.025 million, share 100%
- SIX Card Solutions Luxembourg S.A. (former 3C Communications International SA), Luxembourg, integrated payment solutions, share capital EUR 0.255 million, share 100%
- SIX Card Solutions Sweden AB (former 3C Communications AB), Johanneshov, integrated payment solutions, share capital SEK 0.5 million, share 100%
- SIX Group Services AG (former Telekurs Services AG), Zurich, IT-services, share capital CHF 52.5 million, share 100%
- SIX Interbank Clearing AG (former Swiss Interbank Clearing AG), Zurich, interbank payment services, share capital CHF 1.0 million, share 75%
- SIX Telekurs Belgium SA (former NextInfo, Brussels), financial information services, share capital EUR 0.505 million (previous year EUR 0.062 million), share 100%

The following fully consolidated participations were added to the scope of the consolidation during 2008:

- Telekurs Sweden AB, Stockholm, financial information services, consolidated since 30 September 2008, share capital SEK 0.1 million, share 100%
- SIX Swiss Infrastructure & Exchange AG, Zug, holding company, consolidated since 2 June 2008, share capital CHF 0.1 million, share 100%
- SIX Pay S.A., Luxembourg, merchant acquiring services, consolidated since 24 December 2008, share capital EUR 0.2 million, share 100%

The following fully consolidated participations were disposed of or merged during 2008:
- c.a.r.u.s. Retail Information Technology Schweiz GmbH, Urdorf, integrated payment solutions, share capital CHF 0.025 million, share 100%, merged into SIX Card Solutions AG as at 29 July 2008

Non-consolidated participations
The non-consolidated participations are divided below into participations which were in the scope of the consolidation before the merger (former SWX Group), participations which have been added upon the merger (former SIS Group and Telekurs Group) and participations which have been added during 2008. Equity and voting share are mentioned separately only if they are different, otherwise "share" stands for both equity and voting share.

The following non-consolidated participations were in the scope of the consolidation before the merger (former SWX Group):
- Eurex Zurich AG, Zurich, stock exchange, share capital CHF 10.0 million., equity share 15% (previous year 15.0%), voting share 50% (previous year 50%)
- STOXX AG, Zurich, distribution of index families, share capital CHF 1.0 million, share 33.3% (previous year 33.3%)
- Börsen-Informations AG, Basel, facilitation of financial community, share capital CHF 0.15 million, share 33.3% (previous year 33.3%)
- Scoach Holding SA, Luxembourg, stock exchange and stock exchange services, share capital EUR 0.1 million, share 49.9% (previous year 49.9%)
- Swiss Fund Data AG, Zurich, bond information platforms, share capital CHF 0.85 million, share 29.4% (previous year 29.4%)

The following non-consolidated participations were added to the scope of the consolidation upon the merger (former SIS Group and Telekurs Group) on 1 January 2008:
- AccuMatch AG, Zurich, inactive, share capital CHF 0.3 million, share 70.0%
- SECB Swiss Euro Clearing Bank GmbH, Frankfurt am Main, clearing house, share capital EUR 9.20 million, share 25.0%

The following non-consolidated participations were added to the scope of the consolidation during 2008:
- Link-Up Capital Markets S.L., Madrid, harmonisation of post-trade securities processing, share capital KEUR 3, share 18.2%, founded on 2 April 2008

4 Changes in non-consolidated participations, fixed and intangible assets

In CHF 1,000	Accumulated cost value at previous year end	Accumulated depreciation and value adjustment at previous year end	Net book value at previous year end	Changes in consolidation scope	Additions	Disposals, translation differences	Depreciation and value adjustment	Net book value at year end
				Reporting year				
Non-consolidated participations								
accounted for by equity method	494,064	−1,042	493,022	7,776	2,210	−32,390	10,083	480,701
Total non-consolidated participations	**494,064**	**−1,042**	**493,022**	**7,776**	**2,210**	**−32,390**	**10,083**	**480,701**
Land and buildings								
for business activities	22,412	−19,378	3,034	193,796	10,495	−545	−13,073	193,707
Software	148,080	−118,311	29,769	73,430	66,964	−2,606	−50,828	116,649
Financial leasing assets	–	–	–	–	1,058	17	−262	794
Other fixed assets	149,585	−142,121	7,464	42,333	38,278	−1,355	−32,445	54,275
Total fixed assets	320,077	−279,810	40,267	309,559	116,795	−4,569	−96,608	365,425
Goodwill	39,327	−38,367	960	−960	4,609	–	−246	4,363
Other intangible assets	–	–	–	575	6,207	−72	−1,423	5,287
Total intangible assets	**39,327**	**−38,367**	**960**	**−385**	**10,816**	**−72**	**−1,669**	**9,650**

In CHF 1,000	2008	2007
Fire insurance value of buildings		
Fire insurance value of other fixed assets		99,300
Commitments: future leasing instalments arising from operational leases		–

5 Other assets and liabilities

in CHF 1,000	2008	2007
Receivables clearing and settlement (banks)	[illegible]	–
Receivables clearing and settlement (others)	[illegible]	–
Trade receivables	[illegible]	47,404
Activated benefits from pension funds	[illegible]	13,879
Positive replacement values	[illegible]	–
Inventory	[illegible]	–
Deferred tax assets	[illegible]	–
Indirect tax assets	[illegible]	3,979
Other assets up to 1 year	[illegible]	454
Other assets over 1 year	[illegible]	–
Total other assets	[illegible]	65,716
Liabilities clearing and settlement (banks)	[illegible]	–
Liabilities clearing and settlement (others)	[illegible]	–
Trade liabilities	[illegible]	17,726
Negative replacement values	[illegible]	–
Indirect tax liabilities	[illegible]	55
Other liabilities up to 1 year	[illegible]	2,392
Other liabilities over 1 year	[illegible]	4
Total other liabilities	[illegible]	20,177

6 Pledged or assigned assets to secure own commitments and assets subject to reservation of title

	Book value of assets		Effective commitment	
in CHF 1,000	2008	2007	2008	2007
Assets which are pledged	[illegible]	57,926	[illegible]	50,000
Assets which are subject to reservation of title	[illegible]	–	[illegible]	–

7 Advances and repurchase agreements with securities

in CHF 1,000	2008	2007
Book value of receivables from cash deposits in securities borrowing and reverse-repurchase agreements		–
Book value of obligations from cash deposits in securities lending and repurchase agreements		–
Book value of securities lent in connection with securities lending or delivered as collateral in connection with securities borrowing as well as securities transferred in connection with repurchase agreements of own disposal		38,665
of which with unlimited right to resell or pledge		–
Fair value of collateral in connection with securities lending or securities borrowed in connection with securities borrowing or received securities in connection with reverse-repurchase agreements, for which the right to resell or repledge is unlimited.		–
Fair value of resold or repledged securities in this context.		–

8 Retirement benefit plans and welfare funds
Calculation parameters

	2008	2007
Discount factor		3.25%
Interest rate for projected pension		3.25%
Long-term return		4.00%
Salary trend		2.00%
Pension trend		0.00%
Retirement age		
– Men		65
– Women		64

	2008 (LLP 2005)		2007 (LLP 2000)	
Probability of staff drawing at age	Men	Women	Men	Women
20			22.51	20.79
25			18.44	18.03
30			12.74	15.48
35			9.31	12.33
40			6.90	9.76
45			5.57	7.74
50			4.14	6.28
55			3.00	4.47
60			1.57	1.57
65/64			0.00	0.00

Composition of pension plan surplus or deficit recorded in the balance sheet

in CHF 1,000	2008	2007
Present value of net assets	[illegible]	153,959
Present value of obligations	[illegible]	–128,490
Surplus or (deficit)	[illegible]	25,469
Unrecognised actuarial (gains) or losses	[illegible]	–7,109
Non capitalisable part of surplus	[illegible]	0
Amount recognised in the balance sheet	[illegible]	**18,360**

As the interpretation IFRIC 14 has been applied from 1 January 2008 onwards, the amount recognised in the balance sheet as per 31 December 2007 increased by TCHF 4,481.

Net assets at market value include reserves for employer contributions of CHF 76.6 million (previous year CHF 3.7 million).

Of the CHF 93.1 million recognised in the balance sheet, the full CHF 93.1 million is reported as assets under "Capitalised pension fund benefits".

Breakdown of pension costs

in CHF 1,000	2008	2007
Current expenditure related to service years	[illegible]	6,889
Interest on present value of obligations	[illegible]	3,610
Expected net return on investments	[illegible]	–5,927
Change in non-capitalisable part	[illegible]	0
Employee contributions	[illegible]	0
Actuarial gains or (losses) as per par. 58a IAS 19	[illegible]	0
Pension costs included in personnel expenses	[illegible]	**4,572**

Actual revenue from pension plan assets

in CHF 1,000	2008	2007
Expected net return on investments	[illegible]	5,927
Actuarial gains or (losses)	[illegible]	–1,371
Actual revenue	[illegible]	4,556

Changes in the present value of the obligation

in CHF 1,000	2008	2007
Present value of obligation at 1 January	[illegible]	117,458
Interest on present value of obligations	[illegible]	3,610
Current expenditure related to service years	[illegible]	6,880
Employee contributions	[illegible]	2,946
Benefits paid	[illegible]	–4,078
Business combination	[illegible]	0
Actuarial (gains) or losses	[illegible]	1,669
Present value of obligation at 31 December	[illegible]	128,485

Changes in the present value of the net assets

in CHF 1,000	2008	2007
Present value of net assets at 1 January	[illegible]	146,849
Expected net return on investments	[illegible]	5,927
Employer contributions	[illegible]	7,330
Employee contributions	[illegible]	2,946
Transfer amount	[illegible]	–3,744
Benefits paid	[illegible]	–4,078
Business combination	[illegible]	0
Actuarial gains or (losses)	[illegible]	–1,371
Present value of net assets at 31 December	[illegible]	153,959

Movements in amounts shown in balance sheet

in CHF 1,000	2008	2007
At 1 January	[illegible]	19,346
Pension costs for the period	[illegible]	–4,572
Employer contributions	[illegible]	7,330
Transfer amount	[illegible]	–3,744
Effects of business combination	[illegible]	0
At 31 December	[illegible]	18,360

Attributable time value of pension plan assets per class

in CHF 1,000	2008	2007
Own shares	[illegible]	0
Third-party shares	[illegible]	38,673
Own bonds	[illegible]	183
Third-party bonds	[illegible]	94,384
Properties used by the group	[illegible]	0
Properties not used by the group	[illegible]	10,261
Other	[illegible]	10,458
Total pension plan assets	[illegible]	**153,959**

The expected return on pension plan assets is based on anticipated rates of inflation, interest rates, risk premiums and the target asset allocation. These estimates also take historical returns on the individual asset classes into account.

Pension plan deficit

in CHF 1,000	2008	2007
Present value of defined benefit liability	[illegible]	–128,490
Attributable time value of pension plan assets	[illegible]	153,959
Pension plan (deficit) or surplus	[illegible]	**25,469**

Experience adjustments

in CHF 1,000	2008	2007
Pension plan debts 31 December with assumptions 1 January	[illegible]	–124,994
Experience adjustments on defined benefit obligation (gain)/loss	[illegible]	–1,831
Estimated pension plan assets 31 December with assumptions 1 January	[illegible]	155,330
Experience adjustment on plan assets gain/(loss)	[illegible]	–1,371

Best estimate of contributions of next year

in CHF 1,000	2008	2007
Employer contributions		7,497
Beneficiary contributions		3,015

9 Value adjustments and provisions

in CHF 1,000	Balance at end of previous year	Changes in consolidation scope	Usage conforming with purpose	Recoveries, overdue interest, translation differences	New provisions charged to income statement	Releases to income statement	Balance at end of current year
Provisions for deferred tax	9,311	83,963		−107	5,298		98,465
Value adjustments and provisions for default risks (collectibility and country risks)	68	8,789	−742	−1,424	5,754	−1,967	10,478
Restructuring provision		7,190	−2,295	−1,249	7,960	−2,893	8,713
Other provisions	4,748	34,950	−6,216	−1,550	11,223	−8,653	34,502
Total value adjustments and provisions	**14,127**	**134,892**	**−9,253**	**−4,330**	**30,235**	**−13,513**	**152,158**
Less value adjustments directly set-off against assets	−68	−8,789	742	1,424	−5,754	1,967	−10,478
Total value adjustments and provisions in liabilities	**14,059**	**126,103**	**−8,511**	**−2,906**	**24,481**	**−11,546**	**141,680**

The restructuring provision includes estimated cost for the repatriation of the trading business from SWX Europe Ltd in London to SIX Swiss Exchange AG in Zurich, as well as estimated restructuring costs following the merger of the former SWX Group, SIS Group and Telekurs Group at the beginning of 2008 (adjustments of existing IT systems etc.)

Other provisions include provisions for contractually agreed repair work on rented buildings, pending legal cases and product guarantees. All provisions are made based on estimates of economic risk.

Impaired loans and receivables

in CHF 1,000	2008	2007
Total amount of debt (other assets)		68
Estimated liquidation value of collateral		–
Net amount of debt		68
Individual value adjustments		68

10 Company capital and shareholders with voting rights exceeding 5%

Company capital	2008 Total nominal value (in CHF 1,000)	2008 Number of shares (in 1,000)	2008 Capital with right to dividend (in CHF 1,000)	2007 Total nominal value (in CHF 1,000)	2007 Number of shares (in 1,000)	2007 Capital with right to dividend (in CHF 1,000)
Share capital				10,000	10,000	10,000
Total company capital				**10,000**	**10,000**	**10,000**
Authorised capital				–	–	–
Conditional capital				–	–	–

Significant shareholders and groups of shareholders with pooled voting rights	2008 Nominal value (in CHF 1,000)	2008 Capital share (in %)[1]	2008 Voting share (in %)[1]	2007 Nominal value (in CHF 1,000)	2007 Capital share (in %)[1]	2007 Voting share (in %)[1]
Direct owners of capital						
UBS AG, Zurich and Basel				–	–	–
Credit Suisse, Zurich[2]				–	–	–
Schweizerische Effektenbörse (Verein SWX Swiss Exchange), Zurich			•	10,000	100%	100%
Indirect owners of capital						
UBS AG, Zurich and Basel				222	2%	2%
Credit Suisse, Zurich				222	2%	2%

[1] Capital and voting share are calculated based on the number of total shares net treasury shares
[2] Includes indirect ownership of capital of Clariden Leu AG and Neue Aargauer Bank

11 Aggregate amount of receivables from and payables to affiliated companies as well as credits to governing bodies

in CHF 1,000	2008	2007
Receivables from affiliated companies		–
Payables to affiliated companies		–
Credits to governing bodies		–

Transactions with non-consolidated participations
Significant income and expenses from and to non-consolidated participations are listed below. All transactions have been conducted at prevailing market prices.

in CHF 1,000	2008	2007
Commission income	[illegible]	202,828
Income from other services business	[illegible]	2,966
Other ordinary income	[illegible]	26,059
Total income from non-consolidated participations	[illegible]	231,853
Commission expenses	[illegible]	58,911
Other operating expenses	[illegible]	–
Total expenses to non-consolidated participations	[illegible]	58,911

Transactions with qualified shareholders and affiliated companies
Significant income and expenses from and to qualified shareholders and affiliated companies are listed below. All transactions have been conducted at prevailing market prices.

in CHF 1,000	2008	2007
Interest income	[illegible]	–
Commission income	[illegible]	64,113
Income from other services business	[illegible]	4,402
Net trading income	[illegible]	–
Other ordinary income	[illegible]	1,975
Total income from qualified shareholders	[illegible]	70,490
Commission expenses	[illegible]	–
Other ordinary expenses	[illegible]	–
Total expenses to qualified shareholders	[illegible]	–

12 Analysis of assets and liabilities of SIX Securities Group

The following tables are based on the consolidated financial statements of the sub-group of SIX Securities Group AG (SIX Securities Group, former SIS Group), as this subgroup represents the main part of the banking and balance sheet business of SIX Group. Other companies of SIX Group are not included.

The consolidated financial statements of SIX Securities Group have been set up on separate accounting policies and valuation principles (for the following balance sheet of SIX Securities Group). This leads to inconsistencies between the allocation of accounts in the financial statements of SIX Group and SIX Securities Group (e.g. receivables from and liabilities to banks are allocated to other assets and liabilities in the financial statements of SIX Group and to due from banks in the financial statements of SIX Securities Group)

Balance sheet (SIX Securities Group)

in CHF 1,000	2008	2007
Assets		
Liquid funds		544,000
Money-market papers		212,050
Due from banks		1,678,717
Due from customers		2,472
Securities and precious metals trading portfolio		6,892
Financial investments		1,599
Non consolidated participations		2,822
Fixed assets		57,009
Accrued income and prepaid expences		3,635
Other assets		23,967
Total assets		2,533,363

in CHF 1,000	2008	2007
Liabilities and equity		
Due to banks		2,041,769
Other due to clients		4,249
Accrued expenses and deferred income		48,341
Other liabilities		83,768
Value adjustments and provisions		56,252
Total liabilities		2,234,379
Share capital		26,000
Treasury shares		−1,071
General legal reserves		26,210
Retained earnings		177,551
Group net income		70,294
Total equity		298,984
Total liabilities and equity		2,533,363

Maturity structure of current assets and third-party liabilities (SIX Securities Group)

			Maturing					
in CHF 1,000	At sight	Cancellable	within 3 months	within 3 to 12 months	after 1 to 5 years	after 5 years	Without maturity	Total
Current assets								
Liquid funds	439,756							439,756
Due from banks	961,999		804,421	108,000				1,874,420
Due from customers	11,323							11,323
Securities and precious metals trading portfolio			2,006		3,450			5,456
Financial investments					2,669			2,669
Total current assets	**1,413,078**		**806,427**	**108,000**	**6,119**			**2,333,624**
Previous year	1,524,055		755,185	159,506	6,985			2,445,730
Due to banks	1,899,886							1,899,886
Other due to clients	13,872							13,872
Total third-party liabilities	**1,913,758**							**1,913,758**
Previous year	2,002,818		43,200					2,046,018

Analysis of domestic and foreign assets and liabilities (SIX Securities Group)

	2008		2007	
In CHF 1,000	Domestic	Foreign	Domestic	Foreign
Assets				
Liquid funds			8,625	535,375
Receivables arising from money-market paper				212,050
Due from banks			1,002,271	676,446
Due from customers			2,472	
Securities and precious metals trading portfolio			6,892	
Financial investments				1,599
Non-consolidated participations			2,822	
Fixed assets			57,009	
Accrued income and prepaid expenses			3,835	
Other assets			23,967	
Total assets			**1,107,893**	**1,425,470**
Due to banks			1,366,930	674,790
Other due to clients			4,249	
Accrued expenses and deferred income			48,341	
Other liabilities			79,617	4,151
Value adjustments and provisions			56,252	
Shared capital			26,000	
General legal reserves			26,210	
Own shares			−1,071	
Retained earnings			177,551	
Group net income			70,294	
Total liabilities			**1,854,422**	**678,941**

Analysis of assets by country/groups of countries (SIX Securities Group)

In CHF 1,000	2008 Absolute	2008 % share	2007 Absolute	2007 % share
Europe	[illegible]	[illegible]	2,153,741	85.01
Switzerland	[illegible]	[illegible]	1,109,493	43.79
Eurozone	[illegible]	[illegible]	784,588	30.97
Great Britain	[illegible]	[illegible]	211,440	8.35
Others	[illegible]	[illegible]	48,220	1.90
Northern US/Central US	[illegible]	[illegible]	249,266	9.84
USA	[illegible]	[illegible]	225,858	8.92
Others	[illegible]	[illegible]	23,408	0.92
South America	[illegible]	[illegible]	194	0.01
Argentina	[illegible]	[illegible]	194	0.01
Africa	[illegible]	[illegible]	6,746	0.27
South Africa	[illegible]	[illegible]	6,746	0.27
Asia	[illegible]	[illegible]	73,181	2.89
Japan	[illegible]	[illegible]	59,242	2.34
Hong Kong	[illegible]	[illegible]	8,288	0.33
Others	[illegible]	[illegible]	5,651	0.22
Australia	[illegible]	[illegible]	50,235	1.98
Australia	[illegible]	[illegible]	38,331	1.51
New Zealand	[illegible]	[illegible]	11,904	0.47
Total assets	[illegible]	[illegible]	2,533,363	100.00

Analysis of balance sheet by currency (SIX Securities Group)

in CHF 1,000	CHF	EURO	USD	GBP	Others	Total
Liquid funds	1,051	438,705				439,756
Due from banks	1,134,918	40,423	317,628	143,799	237,652	1,874,420
Due from customers	11,323					11,323
Securities and precious metals trading portfolio	5,456					5,456
Financial investments	1,070	1,599				2,669
Non-consolidated participations	5,111					5,111
Fixed assets	54,526					54,526
Accrued income and prepaid expenses	5,564					5,564
Other assets	13,213	90	4,838	97	73	18,311
Total assets	**1,232,232**	**480,817**	**322,466**	**143,896**	**237,725**	**2,417,136**
Due to banks	760,624	470,288	304,417	139,957	224,599	1,899,885
Other due to clients	13,871		1			13,872
Accrued expenses and deferred income	38,179					38,179
Other liabilities	16,050	12,030	19,013	677	11,072	58,842
Value adjustments and provisions	54,678					54,678
Shared capital	26,000					26,000
General legal reserves	34,550					34,550
Retained earnings	235,605					235,605
Group net income	55,525					55,525
Total liabilities	**1,235,082**	**482,318**	**323,431**	**140,634**	**235,671**	**2,417,136**
Net position per currency	**–2,850**	**–1,501**	**–965**	**3,262**	**2,054**	**–**
Net position previous year	–2,360	–397	587	3,573	–1,403	–

Information on the group off-balance sheet transactions

13 Collateral for off-balance sheet transactions

in CHF 1,000	2008	2007
Contingent liabilities – unsecured		393,806
Irrevocable facilities granted – unsecured		–
Total		393,806

14 Contingent liabilities

in CHF 1,000	2008	2007
Guarantees to secure credit		220,000
Other contingent liabilities		173,806
Total contingent liabilities		393,806

SIX Swiss Exchange AG has committed itself in a letter of comfort to providing Eurex Clearing AG, Frankfurt, with 15% of the financial resources it needs to fulfil its obligations as a clearing house. The commitment for events prior to 1 January 2005 is 20%. The commitment is limited to a maximum amount of EUR 105 million. This amount is included in other contingent liabilities.

In 2007, SIX Swiss Exchange AG had a bank loan for which SWX Group AG gave a joint guarantee. The amount is included in guarantees to secure credit of the previous year. The loan was repaid in 2008.

In compliance with the regulatory requirements of the Financial Services Authorities (FSA), SIX Swiss Exchange AG has committed itself to providing SWX Europe Holdings Ltd with sufficient financial resources at all times.

15 Derivative financial instruments

in CHF 1,000	Trading instruments			"Hedging" instruments		
	Positive replacement values	Negative replacement values	Notional amount	Positive replacement values	Negative replacement values	Notional amount
Foreign exchange forward contract	2,488	42	140,143			
Equity instruments forward contract	35,578	37,584	3,602,650			
Total before netting agreements						
Current year	**40,066**	**37,626**	**3,742,793**	–	–	–
Previous year	–	–	–	–	–	–

	Positive replacement values	Negative replacement values
Total after netting agreements		
Current year	13,819	11,379
Previous year	–	–

16 Fiduciary transactions

in CHF 1,000	2008	2007
Fiduciary deposits with third-party banks	[illegible]	–
Total fiduciary transactions	[illegible]	–

17 Non-redeemable contractual financial obligations

in CHF 1,000	2008	2007
Non-redeemable contractual financial obligations < 1 Year	[illegible]	10,603
Non-redeemable contractual financial obligations > 1 < 5 years	[illegible]	26,853
Total non-redeemable contractual financial obligations	[illegible]	39,456

Information on the group income statement

18 Net commission and other services business income

in CHF 1,000	2008	2007
Commission revenues	[illegible]	–
Transaction processing income	[illegible]	–
Trading transaction fees	[illegible]	203,092
Income from derivatives trading business	[illegible]	202,328
Admission and licence fees	[illegible]	36,679
Deposit and administration fees	[illegible]	–
Total commission income	[illegible]	442,599
Commission paid	[illegible]	–
Telecommunication	[illegible]	–10,516
Interchange and ATM fees	[illegible]	–
Office and administration services for derivatives trading business	[illegible]	–58,911
Total commission expenses	[illegible]	–69,427
Exchange information and financial services	[illegible]	36,163
Card services	[illegible]	–
Total income from other services business	[illegible]	36,163
Information and data procurement	[illegible]	–3,679
Total expenses for other services business	[illegible]	–3,679
Total net commission and other services business income	[illegible]	405,656

19 Net trading income

in CHF 1,000	2008	2007
Net securities income	[illegible]	–4,229
Net foreign exchange income	[illegible]	10,885
Total net trading income	[illegible]	6,656

20 Other ordinary income

in CHF 1,000	2008	2007
Rental income terminals		–
Sales of trade goods (terminals)		–
Other fees		–
Other market services		–
Projects and development services		–
Corporate services		26,028
IT infrastructure services		–
Facility infrastructure services		–
Other fees		10,049
Other ordinary income		29,045
Total other ordinary income		65,122

21 Personnel expenses

in CHF 1,000	2008	2007
Salaries: attendance fees and retainers to governing bodies, salaries and benefits		76,175
Social costs		14,046
Other personnel expenses		4,783
Total personnel expenses		95,004

22 Other operating expenses

in CHF 1,000	2008	2007
Facility expenses	[illegible]	14,756
IT, machinery, furniture and other operational equipment	[illegible]	11,141
Advertising and marketing expenses	[illegible]	4,769
Consulting, fees and other services	[illegible]	35,696
Expenses for inventory	[illegible]	–
Indirect taxes	[illegible]	602
Other fees	[illegible]	9,695
Other operational expenses	[illegible]	7,450
Total other operating expenses	[illegible]	84,108

23 Operating income and expenses divided into domestic and foreign

	2008		2007	
in CHF 1,000	Domestic	Foreign	Domestic	Foreign
Interest income	[illegible]	[illegible]	33	1,446
Interest expenses	[illegible]	[illegible]	–	–
Net interest income	[illegible]	[illegible]	33	1,446
Commission income	[illegible]	[illegible]	298,085	144,514
Commission expenses	[illegible]	[illegible]	–69,427	–
Income from other services business	[illegible]	[illegible]	29,152	7,011
Expenses for other services business	[illegible]	[illegible]	–3,656	–23
Net commission and other services business income	[illegible]	[illegible]	**254,154**	**151,502**
Net trading income	[illegible]	[illegible]	6,436	220
Income from non-consolidated participations	[illegible]	[illegible]	32,795	–
Other ordinary income	[illegible]	[illegible]	65,122	–
Other ordinary expenses	[illegible]	[illegible]	–773	–
Net other income	[illegible]	[illegible]	97,144	–
Operating income	[illegible]	[illegible]	357,767	153,168
Personnel expenses	[illegible]	[illegible]	–87,279	–7,725
Other operating expenses	[illegible]	[illegible]	–76,383	–7,725
Operating expenses	[illegible]	[illegible]	**–163,662**	**–15,450**
Gross income	[illegible]	[illegible]	**194,105**	**137,718**

24 Extraordinary income and expenses

in CHF 1,000	2008	2007
Gains from disposals of assets	[illegible]	–
Total extraordinary income	[illegible]	–
Losses from disposals of assets	[illegible]	–
Total extraordinary expenses	[illegible]	–

25 Taxes

in CHF 1,000	2008	2007
Expenses for current income and capital taxes	[illegible]	59,330
Net allocations to provisions for deferred taxes	[illegible]	2,999
Total taxes	[illegible]	62,329
Recognised deferred tax benefits on losses carried forward	[illegible]	–
Non-recognised deferred tax benefits on losses carried forward	[illegible]	–

Additional information according to requirements of the fourth and the seventh EU directive

The consolidated financial statements of Telekurs (France) SAS including its subsidiaries (Telekurs France Group), and the consolidated financial statements of Telekurs Sweden AB including its subsidiaries (Telekurs Sweden Group), are integrated into the consolidated financial statements of SIX Group following the accounting policies and valuation principles of SIX Group.

For Telekurs France Group and Telekurs Sweden Group, no separate consolidated financial statements will be published. Therefore, following the fourth and the seventh directive of the European Union (EU), additional consolidated information about Telekurs France Group and Telekurs Sweden Group are summarised below.

Telekurs France Group

in CHF 1,000	2008
	[illegible]
Total fixed assets	[illegible]
Operating income	[illegible]
Net income	[illegible]
Total equity	[illegible]
Number of personnel (full-time equivalents)	[illegible]

Telekurs Sweden Group

in CHF 1,000	2008
	[illegible]
Total fixed assets	[illegible]
Operating income	[illegible]
Net income	[illegible]
Total equity	[illegible]
Number of personnel (full-time equivalents)	[illegible]

Exhibit D - EDGA

SIX Swiss Exchange 2008 Financials

Report of the statutory auditor

with financial statements as of 31 December 2008 of

SIX Swiss Exchange Ltd, Zurich

ERNST & YOUNG

Ernst & Young Ltd
Bleicherweg 21
CH-8002 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 30 04
www.ey.com/ch

To the General Meeting of

SIX Swiss Exchange Ltd, Zurich

Zurich, 24 March 2009

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of SIX Swiss Exchange Ltd, Zurich, which comprise the balance sheet, income statement and notes for the year ended 31 December 2008. The audit work was completed on 13 February 2009.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended 31 December 2008 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Code of Obligations (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Thomas Schneider
Licensed audit expert
(Auditor in charge)

Iqbal Khan
Licensed audit expert

Enclosures

- Financial statements (balance sheet, income statement and notes)
- Proposed appropriation of available earnings

Balance sheet of SIX Swiss Exchange Ltd., Zurich

Balance sheet	31.12.2008	31.12.2007
	CHF 1000	CHF 1000
Assets		
Cash and cash equivalents	163'402	309'734
Marketable securities	0	56
Trade accounts receivable		
third parties	27'383	22'088
related parties	23'864	24'201
Other receivables	1'933	2'771
Accruals	1'598	6'979
Total current assets	**218'180**	**365'829**
Fixed assets	10'604	10'475
Investments in subsidiaries	506'010	505'954
Intangible assets	34'848	29'769
Total non current assets	**551'462**	**546'198**
Total Assets	**769'642**	**912'027**
Liabilities and equity		
Trade accounts payable		
third parties	20'821	17'264
related parties	13'319	575
Other short-term liabilities		
third parties	2'983	224'669
related parties	219'590	219'590
Accrued expenses and deferred income	32'017	35'634
Total short-term liabilities	**288'730**	**497'732**
Provisions	56'829	50'772
Total long-term liabilities	**56'829**	**50'772**
Total liabilities	**345'559**	**548'504**
Share capital	10'000	10'000
General legal reserve	108'469	108'469
Net profit		
Retained earnings	145'054	32'428
Profit of the year	160'560	212'626
Total equity	**424'083**	**363'523**
Total liabilities and equity	**769'642**	**912'027**

Income statement of SIX Swiss Exchange Ltd., Zurich

Income statement	2008	2007
	CHF 1000	CHF 1000
Commission revenue	492'686	497'209
Total revenue	**492'686**	497'209
Personnel expenses	-81'065	-86'744
Depreciation and amortisation of fixed and intangible assets	-27'119	-24'443
Other operating expenses	-175'899	-148'202
Total expenses	**-284'083**	**-259'389**
Net financial income	-8'461	27'403
Profit before taxes	**200'142**	265'223
Taxes	-39'582	-52'597
Profit of the year	**160'560**	**212'626**

Notes to the annual financial statements of SIX Swiss Exchange Ltd., Zurich

Notes to the annual financial statements	31.12.2008	31.12.2007
	CHF 1000	CHF 1000
Fire insurance values		
To act within the "SIX fleet policy" in the name of SIX Group Services Ltd., are assured:		
IT hardware	92'000	92'000
Other fixed assets	7'300	7'300
Sureties and guarantee obligations in favour of third parties		
Joint and several liability for consolidated VAT filing	p.m.	-
SIX Swiss Exchange Ltd. has committed itself in a comfort letter to providing Eurex Clearing Ltd., Frankfurt, with 15% of the financial resources needed to fulfil its obligations as a clearing house.		
In compliance with regulatory requirements of the FSA, SIX Swiss Exchange Ltd. has committed itself to providing SWX Europe Ltd. with sufficient financial resources at any time.		
Risk assessment		
SIX Swiss Exchange Ltd. is a fully integrated company of the SIX Group. Risk assessment was made within the framework of SIX Group's risk management procedures. It was decided, therefore, that a specific risk assessment by the board of directors of SIX Swiss Exchange Ltd. was not to be effected.		
Investments in subsidiaries		
SIX Group Ltd., Zurich	56	0
New Soffex Swiss Options and Futures Exchange Ltd., Zurich	100	100
Eurex Zurich Ltd., Zurich	19'715	19'715
Eurex Frankfurt Ltd., Frankfurt	462'189	462'189
Börsen-Informations Ltd., Basel	p.m.	p.m.
SIX Swiss Exchange UK Ltd., London	p.m.	p.m.
SIX Swiss Exchange Europe Ltd., London	23'700	23'700
Swiss Fund Data Ltd., Zurich	250	250
Total investments in subsidiaries	**506'010**	**505'954**

Statement of changes in equity

Equity statement	**Share capital** CHF 1000	**General legal reserve** CHF 1000	**Retained earnings** CHF 1000	**Total equity** CHF 1000
Equity as of 1st of January 2008	10'000	108'469	245'054	363'523
Allocation of retained earnings				
Dividend payments			-100'000	-100'000
Profit of the year			162'941	162'941
Equity as of 31 December 2008	**10'000**	**108'469**	**307'995**	**426'464**

Proposal of the Board of Directors concerning the appropriation of available earnings

Retained earnings	31.12.2008	**31.12.2007**
	CHF 1000	CHF 1000
Retained earnings at the beginning of the year	145'054	32'428
Profit of the year	160'560	212'626
Total retained earnings	**305'614**	**245'054**
Dividend	84'000	100'000
To be carried forward	221'614	145'054
Total	**305'614**	**245'054**